PULMONX CORPORATION
700 Chesapeake Drive
Redwood City, California 94063
(650) 364-0400

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On June 4, 2026

Dear Stockholder:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders (the ''Annual Meeting'') of Pulmonx Corporation, a Delaware corporation (the ''Company''). The Annual Meeting will be held on Thursday, June 4, 2026 at 8:00 a.m. Pacific Daylight Time exclusively via the Internet at http://www.virtualshareholdermeeting.com/LUNG2026, or any adjournments or postponements thereof, for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect each of the Board of Director's three nominees, Thomas W. Burns, Georgia Garinois-Melenikiotou, and Dana G. Mead, Jr., as a Class III director, to hold office until the 2029 Annual Meeting of Stockholders and until their successors are elected and qualified or until their earlier death, resignation or removal;

2. To ratify the selection by the Audit Committee of the Board of Directors of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

3. To conduct a non-binding advisory vote to approve the Company's executive compensation; and

4. To transact such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on April 7, 2026 as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof. The accompanying proxy materials include instructions on how to attend the Annual Meeting and how you may vote your shares.

The Annual Meeting will be held virtually through a live webcast. You will be able to attend the Annual Meeting, submit questions and vote during the live webcast by visiting http://www.virtualshareholdermeeting.com/LUNG2026 and entering the 16-digit control number on your Notice of Internet Availability of Proxy Materials, proxy card, or on the instructions that accompanied your proxy materials. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance to ensure that your vote will be represented at the Annual Meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on June 4, 2026:

This Notice of Annual Meeting, Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are available at https://investors.pulmonx.com.

By Order of the Board of Directors

/s/ David Lehman

David Lehman
Secretary
700 Chesapeake Drive
Redwood City, California 94063

April 22, 2026

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the virtual Annual Meeting. Instructions on how to participate in the Annual Meeting and demonstrate proof of stock ownership are included in the accompanying Proxy Statement and posted at www.proxyvote.com. You will not be able to attend the Annual Meeting in person. Whether or not you expect to virtually attend the Annual Meeting, you are urged to cast your vote as soon as possible. You may vote your shares via the Internet or via a toll-free telephone number by following the instructions on the proxy card or the voting instruction card you received, as applicable. In addition, you can also vote by mail by following the instructions on the proxy card or the voting instruction card. Submitting a proxy or voting instruction card will not prevent you from attending the Annual Meeting and voting virtually, if you so desire. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Annual Meeting, you must obtain from the record holder a proxy issued in your name.

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PULMONX CORPORATION
700 Chesapeake Drive
Redwood City, California 94063
(650) 364-0400

PROXY STATEMENT
FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS

June 4, 2026

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the Internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials (the "Notice") because the Board of Directors (sometimes referred to as the "Board") of Pulmonx Corporation (referred to herein as "Pulmonx," the "Company," "we," "our" or "us") is soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders (the "Annual Meeting"), including at any adjournments or postponements of the Annual Meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice.

On or about April 22, 2026, we expect to mail to our stockholders the Notice containing instructions on how to access this proxy statement for the Annual Meeting (the "Proxy Statement") and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the "Annual Report on Form 10-K"). The Proxy Statement and the Annual Report on Form 10-K can be accessed directly at https://investors.pulmonx.com.

Will I receive any other proxy materials by mail?

No, you will not receive any other proxy materials by mail unless you request a paper copy of the proxy materials. To request that a full set of the proxy materials be sent to your specified postal address, please visit www.proxyvote.com, call 1-800-579-1639 or send an email to sendmaterial@proxyvote.com.

When and where is the Annual Meeting?

The Annual Meeting will be held virtually through a live webcast at http://www.virtualshareholdermeeting.com/LUNG2026. Whether or not you expect to attend the Annual Meeting, please vote as soon as possible by one of the methods described in the proxy materials for the Annual Meeting so that your shares will be represented and voted at the Annual Meeting.

We believe that holding the Annual Meeting in a virtual format invites stockholder participation, while reducing the costs to stockholders and the Company associated with an in-person meeting. This balance allows the Annual Meeting to remain focused on matters directly relevant to the interests of stockholders in an efficient way.

How do I attend the Annual Meeting?

You are entitled to attend the Annual Meeting if you were a stockholder as of the close of business on the record date, April 7, 2026 (the "Record Date"), or you hold a valid proxy to vote at the Annual Meeting.

If, on the Record Date, your shares were registered directly in your name with the Company's transfer agent, Equiniti Trust Company, LLC then you are a stockholder of record. To attend the Annual Meeting, you will need to visit http://www.virtualshareholdermeeting.com/LUNG2026 and enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials.

If, on the Record Date, your shares were held, not in your name, but rather in an account through an intermediary, such as a broker, bank or other nominee, then you are the beneficial owner of shares held in "street name," and this Proxy Statement and the accompanying proxy materials are being forwarded to you by your broker, bank or other nominee, which is considered to be the stockholder of record with respect to those shares. As a stockholder holding shares in street name, you must register in advance to attend, and to vote during, the Annual Meeting. To register, follow the instructions from your broker, bank, or other nominee included with these proxy materials to obtain a legal proxy or contact your nominee to request a proxy form.

Questions may be submitted during the Annual Meeting by accessing the virtual meeting platform at http://www.virtualshareholdermeeting.com/LUNG2026 with your 16-digit control number and following the instructions to submit a question. During the question and answer session of the Annual Meeting, we will address questions pertinent to meeting matters, subject to time constraints. Questions that are substantially similar may be grouped and answered once to avoid repetition. To allow us to respond to questions in the allotted time, we may limit each stockholder to one question.

We encourage you to access the Annual Meeting before it begins. The Annual Meeting will begin promptly at 8:00 a.m. Pacific Daylight Time, with log-in beginning at 7:45 a.m., on June 4, 2026.

If you have difficulty accessing the Annual Meeting, please contact the support numbers available at http://www.virtualshareholdermeeting.com/LUNG2026 on the day of the Annual Meeting. Technicians will be available to assist you.

Will a list of stockholders as of the Record Date be available?

A list of our stockholders as of April 7, 2026 will be available at our headquarters located at 700 Chesapeake Drive, Redwood City, California 94063 for inspection by stockholders of record for the ten days prior to the Annual Meeting. If you want to inspect the stockholder list, please contact our Secretary at investors@pulmonx.com to schedule an appointment.

Who is entitled to vote at the Annual Meeting?

You are entitled to participate in and vote at the Annual Meeting if you were a stockholder of record as of the close of business on the Record Date, April 7, 2026, or hold a legal proxy provided by your bank, broker or nominee for the Annual Meeting.

As of the Record Date, 42,237,203 shares of Pulmonx common stock were outstanding. Holders are entitled to one vote per share.

How can I vote at the Annual Meeting?

If you were a stockholder of record as of the Record Date, or you hold a legal proxy provided by your bank, broker or nominee for the Annual Meeting, you may vote during the Annual Meeting by following the instructions available on the meeting website at http://www.virtualshareholdermeeting.com/LUNG2026.

If you are a stockholder of record, you will need to enter the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, you must obtain a valid proxy from your broker, bank or other nominee in order to vote at the Annual Meeting. Follow the instructions from your broker, bank, or other nominee included with these proxy materials or contact your nominee to request a proxy form.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the Annual Meeting. For information on how to vote prior to the Annual Meeting, see "How can I vote my shares without attending the Annual Meeting?"

How can I vote my shares without attending the Annual Meeting?

You may submit a proxy by telephone, via the Internet or by mail.

- *Submitting a Proxy by Telephone*: If you are a stockholder of record, you can submit your proxy by calling the telephone number specified on the proxy card that you received with the proxy materials. You must have the 16-digit control number that appears on your proxy card available when submitting your proxy over the telephone. If your shares are held in the name of a broker, bank or other nominee, follow the telephone voting instructions, if any, provided on your voting instruction card.

- *Submitting a Proxy via the Internet*: You may submit your proxy or voting instructions over the Internet by following the instructions on the proxy card or voting instruction form.

- *Submitting a Proxy by Mail*: You can submit your proxy or voting instructions by completing and signing the separate proxy card or voting instruction form you received and mailing it in the accompanying prepaid and addressed envelope.

By casting your vote in any of the three ways listed above, you are authorizing the persons named in the accompanying proxy card as "proxies" to vote your shares in accordance with your instructions. All shares that have been properly voted, and not revoked, will be voted at the Annual Meeting.

Internet proxy voting is provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

If you attend the Annual Meeting, you may withdraw a prior proxy and vote online during the Annual Meeting if you so choose. For more information on how to revoke a proxy, see "Can I change my vote after submitting my proxy?"

What am I voting on?

There are three matters scheduled for a vote at the Annual Meeting:

- *Proposal No. 1*—To elect each of our Board's three nominees, Thomas W. Burns, Georgia Garinois-Melenikiotou, and Dana G. Mead, Jr., as a Class III director, to hold office until the 2029 Annual Meeting of Stockholders and until their successors are elected and qualified or until their earlier death, resignation or removal;

- *Proposal No. 2*—To ratify the selection by the Audit Committee of our Board of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; and

- *Proposal No. 3*—To conduct a non-binding advisory vote to approve our executive compensation.

What if another matter is properly brought before the Annual Meeting?

As of the date of this Proxy Statement, the Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. However, if any other matter is properly brought before the Annual Meeting, it is the intention of the proxies to vote on such matter in accordance with their best judgment and in their discretion.

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and do not vote by completing your proxy card, by telephone, via the Internet, by mail or online at the Annual Meeting, your shares will not be voted. If you return your signed and dated proxy card to us before the Annual Meeting without marking your voting selections, proxies named in the proxy card will vote your shares in accordance with our Board's recommendations.

If I am a beneficial owner of shares held in street name and I do not provide my broker, bank or other nominee with voting instructions, what happens?

If you are a beneficial owner of shares held in street name and you do not instruct your broker, bank or other nominee how to vote your shares, your broker, bank or other nominee may still be able to vote your shares in its discretion. In this regard, under the rules of the New York Stock Exchange ("NYSE"), brokers, banks and other securities intermediaries that are subject to NYSE rules may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under NYSE rules, but not with respect to "non-routine" matters. In this regard, Proposal No. 1, the election of directors, and Proposal No. 3, the approval, on a non-binding advisory basis, of our executive compensation, are considered to be "non-routine" under NYSE rules, meaning that your broker may not vote your shares on those proposals in the absence of your voting instructions. However, Proposal No. 2, the ratification of an independent registered accounting firm, is considered to be a "routine" matter under NYSE rules, meaning that if you do not return voting instructions to your broker, bank or other nominee by its deadline, your shares may be voted by your broker, bank or other nominee in its discretion.

If you are a beneficial owner of shares held in street name, and you do not plan to attend the Annual Meeting, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other nominee by the deadline provided in the materials you receive from your broker, bank or other nominee.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count, (i) for Proposal No. 1 to elect directors, votes "For," votes "Withhold" and broker non-votes; and (ii) with respect to Proposal No. 2, the ratification of an independent registered accounting firm, and Proposal No. 3, approval, on a non-binding advisory basis, of our executive compensation, votes "For" and "Against," abstentions and, if applicable, broker non-votes.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in street name does not give voting instructions to his or her bank, broker or other nominee holding his or her shares as to how to vote on matters deemed to be "non-routine" under applicable rules, such broker, bank or other nominee cannot vote the shares. These un-voted shares are counted as "broker non-votes." Proposal Nos. 1 and 3 are considered to be "non-routine" under applicable rules and we therefore expect broker non-votes to exist in connection with these proposals.

As a reminder, if you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other nominee by the deadline provided in the materials you receive from your broker, bank or other nominee.

What are the voting requirements to elect directors and approve the other proposals described in the Proxy Statement?

The following table summarizes the minimum vote needed to elect directors and approve each of the matters scheduled for vote at the Annual Meeting and the effect of abstentions and broker non-votes.

Proposal No	Proposal Description	Vote Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes
1	Election of Directors.	Nominees receiving the most "For" votes from the holders of shares present or represented by proxy and entitled to vote on the matter; withheld votes will have no effect.	Not applicable.	No effect; no broker discretion to vote.
2	Ratification of the selection of BDO USA, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026.	"For" votes from the holders of a majority of shares present or represented by proxy and entitled to vote on the matter.	Against.	Not applicable.[1]
3	Non-binding advisory approval of our executive compensation.	"For" votes from the holders of a majority of shares present or represented by proxy and entitled to vote on the matter.	Against.	No effect; no broker discretion to vote.

(1) This proposal is considered to be a "routine" matter under applicable rules. Accordingly, if you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee that holds your shares, your broker, bank or other nominee has discretionary authority under applicable rules to vote your shares.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies online, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokers, banks and other nominees for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all your shares are voted.

Can I change my vote after submitting my proxy?

Stockholders of Record: Shares Registered in Your Name

Yes. Proxies may be revoked at any time before they are exercised at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- you may send written notice that you are revoking your proxy to Pulmonx, Attn: Secretary, 700 Chesapeake Drive, Redwood City, California 94063;

- you may submit a proxy on a later date by telephone or Internet before 11:59 p.m. Eastern Daylight Time on June 3, 2026;

- you may submit another properly completed proxy with a later date; or

- you may attend the Annual Meeting and vote electronically during the Annual Meeting. However, simply attending the Annual Meeting will not, by itself, revoke or change your previously granted proxy.

Your most current proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

For shares held beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker or other nominee following the instructions it has provided, or, if you have obtained a legal proxy from your bank, broker or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting electronically.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the voting power of the outstanding shares entitled to vote are present at the meeting or represented by proxy. On the Record Date, there were 42,237,203 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote online at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the Annual Meeting or represented by proxy may adjourn the Annual Meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a current report on Form 8-K within four business days after the Annual Meeting, we intend to file a current report on Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an amended report on Form 8-K to disclose the final results.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board of Directors is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy in a class, including vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

The Board of Directors presently has seven members. Currently, we have two directors in Class I, two directors in Class II and three directors in Class III, each serving a staggered three-year term. There are three directors in Class III whose term of office expires in 2026, all of whom are standing for election at the Annual Meeting: Thomas W. Burns, Georgia Garinois-Melenikiotou, and Dana G. Mead, Jr. Each director nominee is currently a director of the Company and was previously elected by the stockholders. If elected at the Annual Meeting, Ms. Garinois-Melenikiotou and Messrs. Burns and Mead would serve until the 2029 Annual Meeting of Stockholders and until their successors have been duly elected and qualified, or, if sooner, until the director's death, resignation or removal.

If any of the nominees become unavailable for election as a result of an unexpected occurrence, the Board of Directors may designate a substitute nominee, in which event the persons named in the enclosed proxy will vote for the election of such substitute nominee, unless the Board of Directors chooses to reduce the number of directors serving on the Board of Directors. Ms. Garinois-Melenikiotou and Messrs. Burns and Mead have each consented to being named as nominees in this Proxy Statement and have agreed to serve if elected. We have no reason to believe that Ms. Garinois-Melenikiotou and Messrs. Burns and Mead will be unable to serve if elected.

The following is a brief biography of the Class III director nominees standing for election at the Annual Meeting and each of our Class I and Class II directors continuing to serve on the Board of Directors, including their respective ages, as of March 31, 2026. Each biography includes information regarding the specific experience, qualifications, attributes or skills that led the Nominating and Corporate Governance Committee and the Board of Directors to determine that the applicable nominee, and each current director, should serve as a member of the Board of Directors.

Class III Director Nominees for Election for a Three-year Term Expiring at the 2029 Annual Meeting of Stockholders

Thomas W. Burns, age 65, has served as a member of our Board since September 2020. Since December 2021, Mr. Burns has served as Chairman of the Board and Chief Executive Officer of Glaukos Corporation, a medical technology and pharmaceutical company ("Glaukos"). Mr. Burns has served as Chief Executive Officer and a member of the board of directors of Glaukos since March 2002, and additionally served as President from March 2002 to March 2022. From October 2009 until June 2015, Mr. Burns served as a member and the Chairman of the board of directors of DOSE Medical Corporation, a medical technology company. From March 2010 until June 2015, Mr. Burns served as DOSE Medical Corporation's Chief Executive Officer and President. From July 2018 until August 2019, Mr. Burns served on the board of directors of Avedro, Inc., prior to its acquisition by Glaukos. Mr. Burns holds a B.A. from Yale University.

We believe that Mr. Burns is qualified to serve as a member of our Board because of his extensive leadership and management experience in the medical technology industry and his experience on private and public company boards.

Georgia Garinois-Melenikiotou, age 66, has served as a member of our Board of Directors since September 2020. Ms. Garinois-Melenikiotou served as Executive Vice President, Corporate Marketing at The Estée Lauder Companies, a global beauty products company, from January 2015 to July 2020, and as Senior Vice President, Corporate Marketing from April 2010 through December 2014. Prior to The Estée Lauder Companies, Ms. Garinois-Melenikiotou spent 27-years at Johnson & Johnson, a global manufacturer of medical devices, pharmaceutical products and consumer packaged goods, including in several senior leadership positions, most recently as President, Beauty Global Business Unit Strategy and New Growth from 2007 to 2010 and, from 2006 to 2007, as President, Beauty Care, EAME. Ms. Garinois-Melenikiotou currently serves on the boards of directors of Douglas Group, a European beauty products retailer, since March 2024, and Inspire Medical Systems, a medical device company, since July 2020. She has also served on the board of directors of Almirall, S.A. from June 2016 to June 2022 and the board of directors of Natura & Co Holding S.A. from April 2021 to September 2024. Additionally, Ms. Garinois-Melenikiotou serves on the board of directors of the Sloan School of Management at

M.I.T. Ms. Garinois-Melenikiotou holds a B.S. and an M.S. in Engineering from the National Technical University of Athens and an M.B.A. from the Sloan School of Management at M.I.T.

We believe that Ms. Garinois-Melenikiotou is qualified to serve as a member of our Board because of her experience on public company boards and expertise in global consumer marketing.

Dana G. Mead, Jr., age 66, has served as a member of our Board of Directors since February 2010 and has served as our Chairman since October 2019. From May 2019 to February 2021, Mr. Mead served as the Chief Executive Officer, President and director of HeartFlow, Inc., a medical technology company. From November 2016 to May 2019, Mr. Mead served as President and Chief Executive Officer of Beaver-Visitec International, Inc., a surgical device developer and manufacturer. From June 2005 to November 2016, Mr. Mead served as a partner at Kleiner Perkins Caufield & Byers, a venture capital investment firm. In addition to serving on our Board of Directors, Mr. Mead has served on the board of directors of Inspire Medical Systems since July 2008, where he serves on its audit committee and Mobia Medical, Inc. since May 2023. Mr. Mead also served on the board of directors of Inari Medical, Inc. from October 2021 until its sale to Stryker in February 2025 and Intersect ENT, Inc. from January 2006 until its sale to Medtronic, Inc. in May 2022. Mr. Mead holds a B.A. from Lafayette College and an M.B.A. from the University of Southern California.

We believe that Mr. Mead is qualified to serve as a member of our Board because of his service on other medical technology company boards, his broad experience in the healthcare industry and the historical knowledge and continuity he brings to our Board.

OUR BOARD RECOMMENDS A VOTE "FOR" EACH NOMINEE.

Class I Directors Continuing in Office Until the 2027 Annual Meeting of Stockholders

Glendon E. French, age 64, has served as a member of our Board since December 2014. Mr. French has served as our President and Chief Executive Officer since October 2025, and previously served as our President and Chief Executive Officer from December 2014 to March 2024 and as Senior Advisor to our President and Chief Executive Officer from March 2024 to May 2024. From January 2014 to November 2014, Mr. French served as Chief Executive Officer and as a director of ApniCure, a medical device company. From October 2010 to December 2012, Mr. French served as President, Pulmonary Endoscopy for Boston Scientific Corporation, a medical device company. From December 2003 to October 2010, Mr. French served as President and Chief Executive Officer and as a director of Asthmatx, Inc., a medical device company. In addition to serving on our Board of Directors, Mr. French has served on the board of directors of Myka Labs, Inc. since July 2024, and the board of directors of CoLabs, Inc. since January 2025. Mr. French served as the Executive Chairman of the board of directors of Levita Magnetics International Corp., a medical device company, from August 2013 to January 2022 and the board of directors of EDAP TMS S.A. from February 2025 to February 2026. Mr. French holds a B.A. in History from Dartmouth College and an M.B.A. from the Wharton School at the University of Pennsylvania.

We believe that Mr. French is qualified to serve as a member of our Board because of his extensive leadership experience and knowledge of the medical device industry.

Tiffany Sullivan, age 51, has served as a member of our Board since July 2021. Since October 2020, Ms. Sullivan has served as the Senior Vice President and Chief Operating Officer, Physician Services at New York-Presbyterian Hospital. Ms. Sullivan previously served as the Senior Vice President, Clinical Integration and Ambulatory Services at University of Maryland Capital Region Health from January 2018 through October 2020, and as the Vice President, Community and Population Health from January 2016 through December 2017. Ms. Sullivan holds an M.P.H. from the University of South Carolina, Arnold School of Public Health, and a B.A. in Biology from Columbia College. Ms. Sullivan has received many honors and awards including the Foster G. McGaw Prize for Excellence in Community Service and the Congressman James E. Clyburn Public Health and Health Disparities Community Leadership Award.

We believe that Ms. Sullivan is qualified to serve as a member of our Board because of her extensive experience in the provider side of the healthcare industry.

Class II Directors Continuing in Office Until the 2028 Annual Meeting of Stockholders

Richard M. Ferrari, age 72, has served on our Board of Directors since February 2007. Mr. Ferrari is the Co-Founder of De Novo Ventures, a healthcare investment firm dedicated to medical devices and bio-technology, and has served as a Managing Director since 2000. Mr. Ferrari also serves as a faculty member of the Stanford Biodesign Emerging Entrepreneurs Forum. From October 1995 to May 1999, Mr. Ferrari co-founded and served as the Chief Executive Officer of CardioThoracic Systems, Inc., a manufacturer of products and systems for minimally invasive cardiac surgery. From January 1990 to June 1995, Mr. Ferrari served as the CEO of Cardiovascular Imaging Systems, a developer of ultrasound imaging. Mr. Ferrari has served on the board of directors of HeartBeam, Inc. since December 2019 and as Executive Chairman since June 2021. Mr. Ferrari also serves as the Executive Chairman and a member of the board of directors of Tenon Medical, Inc. Mr. Ferrari is Executive Chairman of the Board for Retriever Medical Inc.; Vice Chairman of the Board for Advanced Bifurcation Systems Inc.; and a board member of several other private medical device companies. Mr. Ferrari holds a B.S. from Ashland University and an M.B.A. from the University of South Florida.

We believe that Mr. Ferrari is qualified to serve as a member of our Board because of his technical knowledge, extensive leadership experience at medical technology companies and the historical knowledge and continuity he brings to our Board.

Daniel P. Florin, age 61, has served as a member of our Board since January 2020. Mr. Florin has served as Chief Executive Officer of Catholic Charities Diocese of Fort Wayne-South Bend, Indiana since February 2022. From July 2019 to March 2020, Mr. Florin served as Executive Vice President of Zimmer Biomet Holdings Inc., a medical device company. From June 2015 to July 2019, Mr. Florin served as Zimmer Biomet's Executive Vice President and Chief Financial Officer. From July 2017 to December 2017, Mr. Florin served as Zimmer Biomet's Interim Chief Executive Officer. From June 2007 to June 2015, Mr. Florin served as Senior Vice President and Chief Financial Officer at Biomet, Inc. (prior to Biomet's merger with Zimmer). From January 2001 to May 2007, Mr. Florin served as Vice President and Corporate Controller of Boston Scientific Corporation. Mr. Florin served as a board member at AtriCure, Inc. from December 2019 to May 2022. Mr. Florin holds a B.A. with a concentration in Accounting from the University of Notre Dame and an M.B.A. from Boston University.

We believe that Mr. Florin is qualified to serve as a member of our Board because of his extensive experience in the medical device industry as well as his leadership experience and public company background in accounting and finance.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Overview

We are committed to exercising good corporate governance practices. In furtherance of this commitment, we regularly monitor developments in the area of corporate governance and review our processes, policies and procedures in light of such developments. Key information regarding our corporate governance initiatives can be found on the Investor Relations section of our website, investors.pulmonx.com, including our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Anti-Corruption Policy, Insider Trading Policy, Stock Ownership Policy, and Whistleblower Policy, as well as the charters for our Audit, Compensation and Nominating and Corporate Governance Committees. Information contained on our website is not incorporated by reference in, or considered to be a part of, this Proxy Statement. We believe that our corporate governance policies and practices, including the substantial percentage of independent directors on our Board and the appointment of an independent Board chair, empower our independent directors to effectively oversee our management—including the performance of our Chief Executive Officer—and provide an effective and appropriately balanced board governance structure.

Independence of The Board of Directors

As required under the listing standards of The Nasdaq Stock Market LLC (the ''Nasdaq Listing Standards''), a majority of the members of a listed company's board of directors must qualify as ''independent,'' as affirmatively determined by the board of directors. Our Board consults with our counsel to ensure that its determinations are consistent with relevant securities and other laws and regulations regarding the definition of ''independent,'' including those set forth in pertinent Nasdaq Listing Standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, our Board has affirmatively determined that the following six directors are independent directors within the meaning of the applicable Nasdaq Listing Standards: Messrs. Burns, Ferrari, Florin, and Mead and Mses. Garinois-Melenikiotou and Sullivan. In making this determination, the Board of Directors found that none of these directors, or nominees for director, had a material or other disqualifying relationship with the Company. Our Board determined that Mr. French is not considered independent given his position as our Chief Executive Officer.

Board Leadership Structure

Our Board of Directors has an independent chair, Mr. Mead (the ''Board Chair''), who has authority, among other things, to call and preside over Board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board. Accordingly, the Board Chair has substantial ability to shape the work of the Board. The Company believes that separation of the positions of Board Chair and Chief Executive Officer reinforces the independence of the Board in its oversight of the business and affairs of the Company. In addition, the Company believes that having an independent Board Chair creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of the Company and its stockholders. As a result, the Company believes that having an independent Board Chair can enhance the effectiveness of the Board as a whole.

Role of the Board in Risk Oversight

Our Board of Directors believes that risk management is an important part of establishing, updating and executing on our business strategy. Our Board of Directors, as a whole and at the committee level, has oversight responsibility relating to risks that could affect the corporate strategy, business objectives, compliance, operations and the financial condition and performance of the Company. Our Board of Directors focuses its oversight on the most significant risks facing the Company and, on its processes, to identify, prioritize, assess, manage and mitigate those risks. Our Board of Directors and its committees receive regular reports from members of the Company's senior management on areas of material risk to the Company, including strategic, operational, financial, cybersecurity, legal and regulatory. Our Board of Directors considers this information and provides feedback, makes recommendations, and, as appropriate, authorizes or directs management to address particular exposures to risk. While our Board of Directors has an oversight role, management is principally tasked with direct responsibility for management and assessment of risks and the implementation of processes and controls to mitigate their effects on the Company.

The Audit Committee is responsible for overseeing our financial reporting process on behalf of our Board of Directors and reviewing with management and our auditors, as appropriate, our major financial risk exposures as well as risks relating to information security, competition, and regulation. The Compensation Committee is responsible for overseeing our practices and policies of employee compensation as they relate to risk management and risk-taking incentives to determine whether such compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Nominating and Corporate Governance Committee oversees the management of risks associated with our overall compliance and corporate governance practices and the independence and composition of our Board of Directors. Our Board committees provide regular reports to our Board of Directors.

Board Meetings

Our Board of Directors met eight times during the last fiscal year. Each Board member attended 75% or more of the aggregate number of meetings of the Board and of the committees on which he or she served, held during the portion of the fiscal year ended December 31, 2025 for which he or she was a director or committee member. Directors are encouraged, but not required, to attend each annual meeting of stockholders. All our then-serving directors attended the 2025 Annual Meeting of Stockholders.

Executive Sessions of the Board

As required under the Nasdaq Listing Standards, our independent directors meet periodically in scheduled executive sessions at which only independent directors are present, typically at the time of each regular Board meeting and as frequently as such independent directors deem appropriate.

Information Regarding Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for each of the Board committees during last fiscal year:

Name	Audit	Compensation	Nominating and Corporate Governance
Thomas W. Burns		X	
Richard M. Ferrari		X*	X
Daniel P. Florin	X*	X	
Georgia Garinois-Melenikiotou	X		X*
Dana G. Mead, Jr.	X		
Tiffany Sullivan			X
Total meetings in fiscal year 2025	**7**	**6**	**4**

_____

*   Committee Chairperson

Below is a description of each committee of the Board of Directors. The Board has adopted written charters for each of the committees, which are available in the Investor Relations section of our website at https://investors.pulmonx.com.

Audit Committee

Our Board reviews the Nasdaq Listing Standards definition of independence for Audit Committee members on an annual basis and has determined that each of the members of the Audit Committee satisfies the independence requirements of the Nasdaq Listing Standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the ''Exchange Act''). Each member of the Audit Committee can read and understand fundamental financial statements in accordance with the applicable Nasdaq Listing Standards. In arriving at these determinations, our Board examined each Audit Committee member's scope of experience and the nature of her or his employment in the corporate finance sector. Our Board has also determined that Mr. Florin qualifies as an ''audit committee financial expert,'' as defined in applicable SEC rules. Our Board made a qualitative assessment of Mr. Florin's level of knowledge and experience based on several factors, including his formal education and experience as a chief financial officer for public reporting companies.

The Audit Committee was established by our Board in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee the Company's corporate accounting and financial reporting processes and audits of its financial statements. For this purpose, the Audit Committee performs several functions. The principal duties and responsibilities of the Audit Committee include, among other things:

- managing the selection, engagement terms, fees, qualifications, independence, and performance of the registered public accounting firms engaged as the Company's independent outside auditors for the purpose of preparing or issuing an audit report or performing audit services;

- approving or, as permitted, pre-approving, audit and permissible non-audit and tax services to be performed by the Company's independent outside auditors;

- setting hiring policies with respect to employees and former employees of our independent registered public accounting firm;

- reviewing audit plans, and reviewing, with management and the independent registered public accounting firm, the results of the independent audit and the quarterly reviews and any significant issues that arise regarding accounting principles and financial statement presentation;

- reviewing any reports or disclosures required by applicable law and stock exchange listing requirements;

- preparing the Audit Committee Report to be included in the Company's annual proxy statement;

- overseeing the design, implementation, organization, and performance of the Company's internal audit function;

- reviewing and discussing with management and the independent registered public accounting firm the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

- helping our Board oversee the Company's legal and regulatory compliance; and

- assessing and managing risks pertaining to the financial, accounting, data privacy and cybersecurity matters of the Company and reviewing the Company's processes and policies related to such risks.

Report of the Audit Committee of the Board of Directors

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2025 with management of the Company. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors of the Company that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.

Respectfully Submitted,

The Audit Committee of the Board of Directors
Mr. Florin (Chairperson)
Ms. Garinois-Melenikiotou
Mr. Mead

The Report of the Audit Committee of our Board is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

Our Board reviews the Nasdaq Listing Standards definition of independence for compensation committee members on an annual basis and has determined that each of the members of the Compensation Committee satisfies the independence requirements of the Nasdaq Listing Standards and Rule 10C-1 under the Exchange Act, is a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act, and is an "outside director" as that term is defined in Section 162(m) of the Internal Revenue Code (the "Code"). In arriving at this determination, our Board examined each Compensation Committee member's scope of experience and the nature of their prior and/or current employment.

The Compensation Committee acts on behalf of our Board to review, oversee (or make recommendation to our Board for approval of) the Company's compensation strategy, policies, plans and programs, including:

- reviewing and approving, or recommending that our Board approve, the compensation of our executive officers, including evaluating the performance of our Chief Executive Officer and, with his assistance, that of our other executive officers;

- reviewing and recommending to our Board the compensation of our directors;

- reviewing the Company's practices and policies of employee compensation as they relate to risk management and risk-taking incentives;

- administering our equity awards and pension plans, bonus plans, benefit plans and other similar programs;

- adopting, amending, or terminating the Company's equity awards and pension plans, bonus plans, benefit plans and other similar programs;

- reviewing and evaluating with our Board the succession plans for the Company's Chief Executive Officer and other executive officers;

- reviewing and discussing with management any conflicts of interest raised by the work of a compensation consultant or advisor hired by the Committee or management and how such conflict is being addressed, and prepare any necessary disclosure in the Company's annual proxy statement in accordance with applicable law and stock exchange requirements;

- reviewing and establishing general policies relating to compensation and benefits of our employees and reviewing our overall compensation philosophy; and

- reviewing and discussing with management the Company's policies and practices related to its management of human capital resources.

Compensation Committee Processes and Procedures

The Compensation Committee intends to meet four times a year and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with management and outside advisors. The Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of the Compensation Committee regarding his compensation.

The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company. If the Committee concludes that it must retain legal, accounting, or other outside advisors (including compensation consultants), it may do so and determine compensation terms for those advisors at the Company's expense. The Compensation Committee has the authority to require that any of the Company's personnel or outside advisors attend any meeting of the Compensation Committee or meet with any member of the Compensation Committee or any of its advisors. In addition, the Chairperson of the Compensation Committee has the delegated authority to act on behalf of the Committee in connection with approval of the retention of compensation consultants and outside service providers and advisors (including negotiation and execution of their engagement letters) and as may otherwise be determined by the Compensation Committee. The Compensation Committee also may form and delegate authority to one or more subcommittees consisting of one or more members of the Board (whether or not he, she or they are on the Committee) to the extent allowed under applicable law and stock exchange listing requirements.

Nominating and Corporate Governance Committee

Our Board has determined that each of the members of the Nominating and Corporate Governance Committee satisfies the independence requirements of the Nasdaq Listing Standards.

The principal duties and responsibilities of the Nominating and Corporate Governance Committee include, among other things:

- identifying and evaluating candidates, including nomination of incumbent directors for reelection and nominees recommended by stockholders to serve on our Board;

- overseeing our Board's committee structure and operations, including evaluating individual directors' interests, and prospective director independence, experience and the independence and requirements imposed by applicable law and stock exchange listing requirements and recommending to our Board annually the chairmanship and membership of each committee;

- reviewing the performance of our Board, including (together with such committees) the committees of our Board;

- instituting plans or programs for the continuing education of directors and orientation of new directors, as the committee deems appropriate;

- reviewing and assessing the Company's corporate governance guidelines and stock ownership guidelines, and, as appropriate, recommending changes to our Board for its consideration;

- reviewing the processes and procedures used by the Company to provide information to our Board and its committees and the scope of such information and make recommendations to our Board and management for improvement as appropriate;

- overseeing the Company's strategy, risks, opportunities, and related public reporting with respect to environmental, social and governance matters and practices; and

- periodically reviewing and overseeing the Company's strategy, risks, opportunities, and related public reporting with respect to environmental, social, and governance matters and practices.

Our Board believes that candidates for director should have certain minimum qualifications and our Nominating and Corporate Governance Committee identifies and evaluates candidates consistent with the criteria set forth in our Corporate Governance Guidelines. These minimum qualifications include having the highest personal integrity and ethics, the ability to read and understand basic financial statements, and being older than 21 years of age. Our Board and the Nominating and Corporate Governance Committee also considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, diversity of personal background, demonstrated excellence in his or her field, having the ability to exercise sound business judgment, experience as a board member or executive officer of another publicly held company and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the Board of Directors, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Nominating and Corporate Governance Committee considers diversity of skill, professional experience, personal background and perspective and other factors as it deems appropriate, given the current needs of the Board of Directors and the Company, to maintain a balance of knowledge, experience and capability.

The Nominating and Corporate Governance Committee is responsible for reviewing the appropriate skills and characteristics required of directors and potential director candidates in the context of prevailing business conditions and existing competencies on our Board of Directors, and for making recommendations regarding the size and composition of the Board, with the objective of having a balanced and effective Board that reflects a variety of characteristics, perspectives, skills and professional experience. The Nominating and Corporate Governance Committee's review and periodic assessments of the characteristics, perspectives, skills and professional experience it seeks in the Board as a whole, and in individual directors, in connection with its review of the Board's composition, enables it to assess the effectiveness of its goal of achieving a balanced and effective board with diversity.

The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board of Directors. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board of Directors by majority vote.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence, as well as the overall composition of the Board of the Directors and the desire to add new skill sets and expertise to the Company in light of its recent transition from a private to a public reporting company.

In the case of all director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq Listing Standards, applicable SEC rules and regulations and the advice of counsel, if necessary.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. The Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee at the following address: Attn: Secretary, 700 Chesapeake Drive, Redwood City, California 94063. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of the Company's stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. For information on the requirements governing shareholder nominations for the election of directors, please refer to the section titled "Stockholder Proposals for 2027 Annual Meeting of Stockholders."

Stockholder Communications with The Board of Directors

Our Board of Directors believes that stockholders should have an opportunity to communicate with the Board of Directors, and efforts have been made to ensure that the views of stockholders are heard by the Board of Directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. Stockholders wishing to communicate with the Board or an individual director may send a written communication to the Board of Directors or such director c/o Attn: Secretary, 700 Chesapeake Drive, Redwood City, California 94063. The Secretary will review each communication. The Secretary will forward such communication to the Board of Directors or to any individual director to whom the communication is addressed unless the communication contains advertisements or solicitations or is unduly hostile, threatening or similarly inappropriate, in which case the Secretary shall discard the communication.

Code of Business Conduct and Ethics

The Company has adopted the Pulmonx Code of Business Conduct and Ethics that applies to all officers, directors, and employees. The Code of Business Conduct and Ethics is available in the Investor Relations section of our website at investors.pulmonx.com. If the Company makes any substantive amendments to the Code of Business Conduct and Ethics or grants any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as Exhibit 19.1 to the Company's Annual Report on Form 10-K. In addition, it is the Company's intent to comply with applicable laws and regulations relating to insider trading.

Hedging Policy

Our Insider Trading Policy prohibits officers, directors, employees and designated consultants of the Company and its subsidiaries from purchasing our securities on margin or holding our securities in margin accounts, hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds, trading in derivative securities related to our common stock or engaging in short selling of our common stock. The Insider Trading Policy is available in the Investor Relations section of our website at investors.pulmonx.com.

Board Composition

We believe that a Board comprised of directors with diverse skills, professional experience, personal background and perspectives contributes to overall Board effectiveness and improves Board decision making. As such, the Board and the Nominating and Corporate Governance Committee are committed to continuing to enhance the Board's composition by identifying potential director candidates with varied attributes, experiences, and perspectives. Currently, 28% of our Board self-identifies as female and 14% of our Board self-identifies as from an underrepresented community. The Nominating and Governance Committee evaluates the composition of the Board as part of the annual nomination process and assesses the effectiveness of its approach to Board composition as part of the Board and committee evaluation process.

Stock Ownership Policy

In an effort to further align the interests of our executive officers and non-employee directors with those of our stockholders, the Board has adopted a Stock Ownership Policy. Within five years of becoming subject to the policy, our non-employee directors are required to own or hold shares of our common stock, including any vested stock options (valued net of exercise price) and restricted stock units ("Qualifying Company Stock"), with a total value equal to three times the annual cash retainer for Board service, excluding any additional cash service retainers for serving on committees or as chairpersons. Within five years of becoming subject to the policy, an executive officer for purposes of Section 16 of the Exchange Act is required to own or hold Qualifying Company Stock with a value of one times annual base salary, except in the case of our Chief Executive Officer, who is required to own or hold Qualifying Company Stock with a value of three times annual base salary.

PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BDO USA, LLP ("BDO") currently serves as our independent registered public accounting firm. After consideration of the firm's qualifications and past performance, the Audit Committee has selected BDO as our independent registered public accounting firm for the fiscal year ending December 31, 2026. BDO has served as our independent registered public accounting firm since 2011.

In accordance with the rules of the SEC and the Audit Committee's charter, the Audit Committee is directly responsible for the selection, appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. Neither our Amended and Restated Bylaws nor other governing documents or law require stockholder ratification of the selection of BDO as our independent registered public accounting firm. However, our Board considers the selection of the independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of BDO for ratification by our stockholders as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain BDO. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of us and our stockholders.

The Audit Committee and our Board believe that the continued retention of BDO as our independent registered public accounting firm for the fiscal year ending December 31, 2026 to be in the best interests of us and our stockholders. Representatives from BDO are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Principal Accountant Fees and Services

The following table represents aggregate fees billed by BDO to us for the fiscal years ended December 31, 2025 and 2024.

	Fiscal Year Ended	
	2025	2024
	(in thousands)	
Audit Fees[1]	$ 974	$ 913
Audit-Related Fees	—	—
Tax Fees[2]	107	110
All Other Fees	—	—
Total Fees	$1,081	$1,023

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(1)   Audit Fees consist of fees for professional services rendered in connection with the audit of our annual consolidated financial statements, including audited financial statements presented in our Annual Report on Form 10-K filed with the SEC, review of our quarterly financial statements presented in our Quarterly Reports on Form 10-Q, and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)   Tax Fees consisted of fees for professional services rendered for tax compliance, tax advice, and tax planning.

Pre-Approval Policies and Procedures

The Audit Committee has procedures in place for the pre-approval of audit and non-audit services rendered by the Company's independent registered public accounting firm, BDO. The Audit Committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting.

The Audit Committee has determined that the rendering of services other than audit services by BDO is compatible with maintaining the principal accountant's independence.

OUR BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF BDO AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.

PROPOSAL NO. 3
NON-BINDING ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on a non-binding advisory basis, our executive compensation as disclosed in this Proxy Statement in accordance with SEC rules. As described in further detail under the heading "Executive Compensation" our executive compensation program is designed to drive and reward performance and align the compensation of our named executive officers with the long-term interests of our stockholders. Please read the compensation tables and related narrative disclosures for additional details about our executive compensation program, including information about the compensation of our named executive officers for the last fiscal year.

This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our executive compensation as a whole. This vote is not intended to address any specific element of compensation but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Our Board and our Compensation Committee believe that our compensation philosophy and decisions support our key business objectives of creating value for, and promoting the interests of, our stockholders and are therefore effective in achieving our compensation program goals.

Accordingly, our Board is asking our stockholders to indicate their support for our executive compensation as described in this Proxy Statement by casting a non-binding advisory vote "FOR" the following resolution:

> **RESOLVED**, that the stockholders of the Company approve, on a non-binding advisory basis, the Company's executive compensation, as disclosed pursuant to Item 402 of Regulation S-K, including the compensation tables and the narrative discussions that accompany the compensation tables.

Because the vote is advisory, it is not binding on us or our Board. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to our management and our Board and, accordingly, our Board and our Compensation Committee intend to consider the results of this vote in making determinations in the future regarding our executive compensation program. Unless the Board decides to modify its policy regarding the frequency of soliciting advisory votes on the compensation of the Company's named executives, the next scheduled say-on-pay vote will be at the 2027 Annual Meeting of Shareholders.

OUR BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL OF OUR EXECUTIVE COMPENSATION.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of March 15, 2026 by: (i) each director and nominee for director; (ii) each of the named executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

This table is based upon information supplied by officers and directors as well as Schedules 13G or 13D filed with the SEC by beneficial owners of more than five percent of our common stock. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, we believe that each of the stockholders named in this table has sole voting and dispositive power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 42,237,203 shares of our common stock outstanding on March 15, 2026, adjusted as required by rules promulgated by the SEC.

Except as otherwise noted below, the address for persons listed in the table is 700 Chesapeake Drive, Redwood City, California 94063.

Beneficial Owner	Beneficial Ownership	
	Number of Shares	Percent of Total
Greater than 5% Stockholders		
PRIMECAP Management Co/CA/[1]	4,864,191	11.5%
Morgan Stanley and Morgan Stanley Capital Services LLC[2]	3,390,737	8.0%
BlackRock, Inc.[3]	2,694,998	6.4%
Soleus Capital Master Fund, L.P. and affiliated persons[4]	2,665,100	6.3%
Directors and Named Executive Officers		
Glendon E. French[5]	1,668,600	3.9 %
Steven S. Williamson[6]	—	*
Derrick Sung[7]	135,319	*
Mehul Joshi[8]	49,936	*
David Lehman[9]	412,042	*
Thomas W. Burns[10]	61,246	*
Richard M. Ferrari[11]	80,371	*
Daniel P. Florin[12]	87,257	*
Georgia Garinois-Melenikiotou[13]	87,561	*
Dana G. Mead, Jr.[14]	97,137	*
Tiffany Sullivan[15]	38,046	*
All executive officers and directors as a group (11 persons)[16]	3,356,100	7.5%

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*   Less than one percent.

(1)   This information is based solely on a Schedule 13G/A filed with the SEC on November 13, 2025 by PRIMECAP Management CO/CA/. PRIMECAP Management CO/CA/ reported sole voting power with respect to 4,864,191 shares of our common stock and sole dispositive power with respect to 4,956,691 shares of our common stock. The principal business address for PRIMECAP Management Company is 177 E. Colorado Blvd., 11th Floor, Pasadena, California 91105.

(2)   This information is based solely on a Schedule 13G/A filed with the SEC on May 7, 2025 by Morgan Stanley and Morgan Stanley Capital Services LLC. Morgan Stanley reported shared voting power with respect to 3,359,202 shares of our common stock and shared dispositive power with respect to 3,390,737 shares of our common stock. Morgan Stanley Capital Services LLC reported shared voting power with respect to 2,897,537 shares of our common stock and shared dispositive power with respect to 2,897,537 shares of our common stock. The principal business address for each of Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway, New York, New York 10036.

(3)   This information is based solely on a Schedule 13G/A filed with the SEC on April 24, 2025 by BlackRock, Inc. BlackRock, Inc. reported sole voting power with respect to 2,674,965 shares of our common stock and sole dispositive power with respect to 2,694,998 shares of our common stock. The principal business address for BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(4)   This information is based solely on a Schedule 13G filed with the SEC on March 9, 2026 by Soleus Capital Master Fund, L.P. ("Soleus Master Fund"), Soleus Capital, LLC ("Soleus Capital"), Soleus Capital Group, LLC ("SCG"), Soleus Capital Management, L.P. ("SCM"), Soleus GP, LLC, and Guy Levy. Soleus Capital is the sole general partner of Soleus Master Fund, SCG is the sole managing member of Soleus Capital, SCM is the investment manager for Soleus Master Fund, and Soleus GP, LLC is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and of Soleus GP, LLC. Each of SCG, Soleus Capital, SCM, Soleus GP, LLC, and Mr. Levy disclaims beneficial ownership of the shares held by Master Fund, other than for the purpose of determining their

obligations under Section 13(d) of the Exchange Act. Soleus Master Fund reported sole voting and dispositive power with respect to 2,665,100 shares of our common stock. The principal business address for each of Soleus Master Fund, Soleus Capital, SCG, SCM, and Mr. Levy is 104 Field Point Road 2nd Floor Greenwich, Connecticut 06830.

(5) Represents (a) 53,783 shares held by Mr. French, (b) 918,198 shares held by Glendon E French & Gayle French Trustees French Family Rev Trust UA DTD 08/29/2012, (c) 681,774 shares issuable pursuant to immediately exercisable options and (d) 14,845 shares issuable following the exercise of options that are scheduled to vest within 60 days of March 15, 2026.

(6) Mr. Williamson ceased serving as our President and Chief Executive Officer in October 2025.

(7) Represents 135,319 shares held by Mr. Sung.

(8) Represents 49,936 shares held by Mr. Joshi. Mr. Joshi ceased serving as our Chief Financial Officer in October 2025.

(9) Represents (a) 95,630 shares held by Mr. Lehman, (b) 311,600 shares issuable pursuant to immediately exercisable options and (c) 4,812 shares issuable following the exercise of options that are scheduled to vest within 60 days of March 15, 2026.

(10) Represents (a) 36,246 shares held by Mr. Burns and (b) 25,000 shares issuable pursuant to immediately exercisable options.

(11) Represents (a) 49,871 shares held by Mr. Ferrari and (b) 30,500 shares issuable pursuant to immediately exercisable options.

(12) Represents (a) 56,757 shares held by Mr. Florin and (b) 30,500 shares issuable to Mr. Florin pursuant to immediately exercisable options.

(13) Represents (a) 62,561 shares held by Ms. Garinois-Melenikiotou and (b) 25,000 shares issuable pursuant to immediately exercisable options.

(14) Represents (a) 62,561 shares held by Mr. Mead, (b) 4,076 shares held by Dana G. Mead, Jr. And D'Arcy Gage Mead, or Their Successors, as Trustees of The Mead Family Trust Created Uta Dated August 4, 1998, as amended, for which Mr. Mead serves as a co-trustee, and (c) 30,500 shares issuable pursuant to immediately exercisable options.

(15) Represents 38,046 shares held by Ms. Sullivan.

(16) Consists of (a) 1,781,868 shares of common stock beneficially owned by our current executive officers and directors, (b) 1,547,322 shares issuable pursuant to immediately exercisable options and (c) 26,910 shares issuable following the exercise of options that are scheduled to vest within 60 days of March 15, 2026.

INFORMATION REGARDING EXECUTIVE OFFICERS

The following table sets forth certain information with respect to our executive officers as of March 31, 2026:

Name	Age	Position
Glendon E. French[1]	64	Chief Executive Officer and Director
Derrick Sung	53	Chief Operating Officer and Chief Financial Officer
David Lehman	65	General Counsel
Geoffrey Beran Rose	52	Chief Commercial Officer
Srikanth Radhakrishnan	53	Chief Science and Technology Officer

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[1] Please see "Class I Directors Continuing in Office Until the 2027 Annual Meeting of Stockholders" for Mr. French's biography.

Derrick Sung has served as the company's Chief Operating Officer and Chief Financial Officer since November 2025 and previously served as Chief Financial Officer for Pulmonx from May 2019 to October 2023. From November 2023 to November 2025, Mr. Sung served as Chief Financial Officer of Aerin Medical, a privately held medical device company focused on non-invasive procedures for treating nasal airway conditions. Prior to joining Pulmonx in 2018, Mr. Sung was Executive Vice President, Strategy & Corporate Development at iRhythm Technologies, Inc., a digital healthcare and medical technology company. Prior to iRhythm, Mr. Sung spent seven years on Wall Street as the senior equity research analyst covering the medical device sector for Sanford C. Bernstein & Company, a subsidiary of AllianceBernstein L.P. Previously, Mr. Sung was Director of Marketing and Business Development in Boston Scientific Corp.'s Neuromodulation Division; a management consultant at the Boston Consulting Group; and he started his career as an R&D engineer designing heart catheters for Guidant Corporation, now a part of Abbott Vascular. Mr. Sung received his Ph.D. in Bioengineering from the University of California, San Diego; his MBA from San Diego State University, and his B.S. in Mechanical Engineering from Stanford University.

David Lehman has served as our General Counsel since October 2020. From November 2019 to October 2020, Mr. Lehman served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, and from February 2016 to November 2019 as General Counsel and Secretary at Intersect ENT, Inc., an ENT-focused medical technology company. From May 2003 to October 2015, Mr. Lehman was at Thoratec Corporation, a cardiology medical technology company, most recently as Senior Vice President, General Counsel and Secretary. Prior to Thoratec, Mr. Lehman held positions in the legal departments of Brigade Solutions, a CRM outsourcing company, Bio-Rad Laboratories, Inc., a clinical diagnostics and life science products company, and Mitsubishi International Corporation, a Japanese trading company. Mr. Lehman started his career as an associate attorney at the law firm of Hall, Dickler, Kent, Goldstein and Wood. Mr. Lehman holds a B.A. from The University of California, San Diego and a J.D. from Cornell Law School.

Geoffrey Beran Rose has served as our Chief Commercial Officer since January 2020. From December 2014 to January 2020, Mr. Rose served as our Vice President, Marketing and Business Development. From August 2013 to December 2014, Mr. Rose served as Global Group Marketing Director for Boston Scientific Corporation. From May 2009 to August 2013, Mr. Rose served as a Director of Marketing and Business Development in the Endoscopy Division of Boston Scientific, and from August 2006 to April 2009, Mr. Rose served as a director in the Corporate R&D and Clinical organizations of Boston Scientific Corporation. Prior to his work at Boston Scientific, Mr. Rose worked for nine years in strategic consulting with clients in healthcare and technology. Mr. Rose holds a B.A. from Yale University and an M.B.A. from the Sloan School of Management at M.I.T.

Srikanth Radhakrishnan has served as Chief Science and Technology Officer since November 2025. Prior to this role, he held positions of increasing responsibility at the company, including Chief Technical Officer, Vice President, and Senior Director of R&D and Operations, dating back to 2008. Mr. Radhakrishnan brings more than 27 years of experience in the medical device industry. He began his career at Medtronic and subsequently held senior engineering and operations leadership roles at Bacchus Vascular (Covidien), FoxHollow, and ev3. Earlier in his career, he worked in engineering consulting and the energy sector. He holds a Bachelor of Science in Production Engineering from the University of Bombay and a Master of Science in Industrial Engineering from the University of Alabama.

EXECUTIVE COMPENSATION

We are a "smaller reporting company" under Item 10 of Regulation S-K promulgated under the Exchange Act and the following compensation disclosure is intended to comply with the requirements applicable to smaller reporting companies. Although the rules allow us to provide less detail about our executive compensation program than companies that are not smaller reporting companies, our Compensation Committee is committed to providing the information necessary to help stockholders understand its executive compensation-related decisions. Accordingly, this section includes supplemental narratives that describe our 2025 compensation program for our named executive officers (our "NEOs").

Our named executive officers for the year ended December 31, 2025 are as follows:

- Glendon E. French, President and Chief Executive Officer[1];
- Steven S. Williamson, Former President and Chief Executive Officer[1];
- Derrick Sung, Chief Operating Officer and Chief Financial Officer[2];
- Mehul Joshi, Former Chief Financial Officer[2]; and
- David Lehman, General Counsel.

_____

(1) Mr. Williamson ceased serving as our President and Chief Executive Officer in October 2025, following which Mr. French was appointed as President and Chief Executive Officer.

(2) Mr. Joshi ceased serving as our Chief Financial Officer in October 2025, following which Mr. Sung was appointed as Chief Operating Officer and Chief Financial Officer in November 2025.

Executive Compensation Practices

The following table summarizes our executive compensation practices to highlight both the responsible practices we have implemented and the practices we have avoided to best serve our stockholders' long-term interests.

What We Do:	What We Do Not Do:
Performance metrics tied to company performance. The performance metrics for our annual executive bonus plan are tied to company performance, aligning the interests of our executives with those of our stockholders.	***No special perquisites***. Except as otherwise discussed below, we generally do not provide our executives with perquisites or other personal benefits that differ materially from those available to employees generally.
Multi-year vesting requirements. The equity awards we grant to our executive officers generally vest over multi-year periods, consistent with current market practice and our retention objectives.	***No retirement plans other than 401(k)***. We do not provide any pension or other retirement benefits to our executive officers, except that we offer all employees the right to participate in a company-sponsored 401(k) plan.
Double-trigger termination rights. Our agreements with our executive officers require both a change-in-control and a termination of employment for full severance benefits, including any equity acceleration, to be triggered.	***No special health or welfare benefits***. We do not provide our executives with any special health or welfare benefits. Our executive officers participate in the same broad-based company-sponsored health and welfare benefits programs as our other full-time, salaried employees.
Independent Compensation Committee. Our Compensation Committee is comprised solely of independent members of our Board.	***Hedging, short selling and pledging prohibited***. Our insider trading policy prohibits our executive officers and directors from hedging, short selling or pledging our securities.
Independent compensation consultant. Our Compensation Committee uses an independent compensation consultant that provides no other material services to the Company.	
Stock Ownership Policy. We maintain a Stock Ownership Policy for directors and executive officers.	
Clawback Policy. We maintain a compensation recovery policy that complies with applicable SEC rules and stock exchange listing standards.	

Summary Compensation Table

The following table provides information regarding compensation awarded to or paid to, or earned by, our NEOs during the fiscal years ended December 31, 2025 and 2024.

Summary Compensation Table for Fiscal 2025

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Glendon E. French	2025	116,186	50,000	3,224,000	—	—	153,334	3,543,520
Chief Executive Officer(5)	2024	195,564	—	—	—	—	135,222	330,786
Steven S. Williamson	2025	493,462		2,259,390	752,383	—	691,175	4,196,408
Former Chief Executive Officer (6)	2024	461,398	—	1,837,310	2,544,107	357,135	34,530	5,234,479
Derrick Sung	2025	83,333	200,000	2,668,000	—	—	58	2,951,391
Chief Operating Officer and Chief Financial Officer (7)	2024	—	—	—	—	—	—	—
Mehul Joshi	2025	381,199	—	1,193,760	—	—	408,802	1,983,761
Former Chief Financial Officer(8)	2024	334,327	200,000	1,000,667	1,509,989	184,725	14,692	3,244,400
David Lehman	2025	472,400	—	1,193,760	—	43,791	452	1,710,404
General Counsel	2024	458,600	—	642,630	213,776	169,430	696	1,485,132

(1) Represents a sign-on bonus paid to Mr. French in connection with his appointment as our President and Chief Executive Officer as further described in detail below under the subsection titled "Offer Letter with Mr. French" and a sign-on bonus paid to Mr. Sung in connection with his appointment as our Chief Operating Officer and Chief Financial Officer as further described in detail below under the subsection titled "Offer Letter with Mr. Sung."

(2) These columns reflect the aggregate grant date fair value of restricted stock unit and option awards without regard to forfeitures granted during the year measured pursuant to Financial Accounting Standards Board Accounting Standards Codification Topic 718 (ASC 718). Assumptions used in the calculation of these amounts are included in Note 10 to our consolidated financial statements in our Annual Report on Form 10-K. These amounts do not necessarily correspond to the actual value recognized or that may be recognized by the named executive officers.

(3) Represents the annual performance-based cash bonuses earned based on the achievement of certain corporate performance objectives as described further under the subsection titled "Annual Cash Performance Bonus." The 2025 performance-based cash bonuses were paid in March 2026.

(4) Amounts reported for 2025 represent life insurance premiums paid by us on behalf of our NEOs. The amount reported for 2025 for Mr. French also includes $36,929, which represents the annual cash retainer paid to Mr. French for his services as a director until he was appointed as our President and Chief Executive Officer, pursuant to our non-employee director compensation policy, and $116,289, which reflects the aggregate grant date fair value of the RSUs granted to Mr. French pursuant to our non-employee director compensation policy, computed in accordance with the provisions of ASC Topic 718. Assumptions used in the calculation of these amounts are included in note 10 to our consolidated financial statements in our Annual Report on Form 10-K. The amount reported for 2025 for Mr. Williamson also includes $600,000 paid pursuant to the separation agreement with Mr. Williamson, $50,000 paid pursuant to the consulting agreement with Mr. Williamson, and $35,000 in COBRA reimbursements paid and accrued in 2025 all as described further under the section titled "Separation Agreement and Consulting Agreement with Mr. Williamson." In addition, the amount reported for 2025 for Mr. Williamson also includes $5,595 which represents the incremental cost to us of airfare provided for a guest of Mr. Williamson in connection with attendance at a President's Club trip. The amount reported for 2025 for Mr. Joshi also includes $347,625 paid pursuant to the separation agreement with Mr. Joshi, $30,000 in consulting fees paid to Mr. Joshi, and $30,800 in COBRA reimbursements paid and accrued in 2025, all as described further under the section titled "Separation Agreement and Consulting Agreement with Mr. Joshi."

(5) Mr. French ceased serving as our Chief Executive Officer in March 2024 and served as Senior Advisor to our President and Chief Executive Officer from March 2024 to May 2024. Mr. French began serving as our President and Chief Executive Officer in October 2025.

(6) Mr. Williamson ceased serving as our President and Chief Executive Officer in October 2025 and served as a consultant to our Chief Operating Officer and our Chief Executive Officer from October 2025 to December 2025.

(7) Mr. Sung began serving as our Chief Operating Officer and Chief Financial Officer in November 2025.

(8) Mr. Joshi ceased serving as our Chief Financial Officer in October 2025 and served as a consultant to our Chief Operating Officer and our Chief Executive Officer from October 2025 to December 2025.

Narrative to the Summary Compensation Table

Roles in Determining Compensation

Our Board, Compensation Committee and Compensation Consultants

Commencing in August of 2023 the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("FW Cook") as its compensation advisor. Each year, the Compensation Committee analyzes whether the work of FW Cook as a compensation consultant raises any conflict of interest, taking into consideration the factors set forth in applicable SEC rules and the Nasdaq Listing Standards regarding compensation advisor conflicts of interest and independence. As with prior years, in connection with the Company's 2025 executive compensation determinations, the Compensation Committee concluded, based on its analysis of those factors, that the work of FW Cook and the individual compensation advisors employed by the firm as a compensation consultant to the Company is free from any conflict of interest.

To assist in determining overall compensation for 2025, FW Cook and the Compensation Committee reviewed a peer group of publicly traded companies in the life sciences industry at a stage of development, market capitalization and size comparable to the Company. The Compensation Committee believed these companies were generally comparable to the Company and that the Company competed with these companies for talent, including executive talent. In addition to the publicly available information with respect to peer group companies, FW Cook gathered competitive market data from survey data from broader custom groups of publicly traded, US-based medical device companies for the Compensation Committee's analysis of executive compensation.

For compensation decisions for executives other than our Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to it by the Chief Executive Officer. In the case of our Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee in consultation with the Board.

Competitive Market Review

For developing the 2025 executive compensation program, the Compensation Committee, following consultation with FW Cook, approved a peer group. In developing the peer group for 2025, the criteria that were used to identify the peer companies were financial profile, revenue, market capitalization, and current stage of product development or business activity with a goal to maintain a substantial level of year-over-year consistency in the peer group to the extent appropriate barring substantial changes in company size or business. The 15 companies in the peer group for 2025 are listed below.

AxoGen	LeMaitre Vascular	Senseonics
ClearPoint Neuro	NeuroPace	SI-BONE
CVRx	Nevro	Sight Sciences
Delcath Systems	Outset Medical	Silk Road Medical
Electromed	OrthoPediatrics	Tactile Systems Technology

Stockholder Engagement With Respect to Compensation Programs

We value and encourage an open dialogue with our stockholders. We strongly believe that healthy two-way communication with our stockholders is an essential aspect of a company's processes and is beneficial to our business and our company. In addition to this outreach, we have an investor relations program that is active throughout the year and includes our quarterly financial and operational update calls, post-earnings communications, investor meetings, as well as attendance and presentations at conferences. Our investor relations team is generally available to engage on investor questions and dialogue.

In 2025, we reached out to stockholders in advance of the Company's 2025 Annual Meeting of Stockholders, to discuss the matters set out in our 2025 Proxy; later in 2025 into early 2026 we again reached out to stockholders to discuss the transitions of our CEO and CFO announced in October of 2025.

2025 Advisory Vote on Executive Compensation

At the Company's 2025 Annual Meeting of Stockholders, the Company's non-binding advisory vote to approve its 2024 executive compensation passed, with approximately 51% of votes cast being in favor of the resolution. This result was lower than we had hoped for, particularly after we had introduced performance-based restricted stock units ("PSUs") into the 2025 executive compensation program in direct response to stockholder feedback. As discussed below, we have engaged in two stockholder outreach initiatives since the publication of our 2025 Proxy Statement and have gleaned some valuable insights and input from our stockholders, which we describe in summary form below.

May 2025 Stockholder Outreach – Compensation Reported in 2025 Proxy Statement and Corporate Governance

After the publication of our 2025 Proxy Statement, the Compensation Committee instructed management to reach out to stockholders to better understand their concerns and priorities as well as feedback on the matters discussed in the 2025 Proxy Statement. Our team, comprised of the Company's general counsel, chief people officer, in some cases our CFO, and in most cases the chairman of our Compensation Committee, reached out to stockholders representing approximately 65% of our outstanding common stock and were able to arrange meetings with stockholders representing approximately 29% of our outstanding common stock. We undertook this stockholder outreach effort in May 2025 prior to our 2025 Annual Meeting. In addition to soliciting input on the matters in the 2025 Proxy Statement, we sought input on whether our stockholders considered that we had addressed previous stockholder input regarding our practices and policies. Although we were only able to speak to a percentage of our top investors, those discussions helped us to understand the results of the subsequent voting results of the 2025 Annual Meeting. In particular, we heard important perspectives on the use of performance stock units in our executive compensation program, the way we disclose and structure our bonus program, and some corporate governance structures. In the spirit of transparency, to which our Board of Directors and management team is committed, we will discuss each of these points in turn below.

- **Performance Stock Units**: We introduced PSUs into the executive compensation program in 2025: for executives other than the CEO, 25% of their equity grant was in PSUs and 75% was in RSUs; for the CEO, 25% was in PSUs, 25% was in stock options, and the remainder was in RSUs. Although we heard that stockholders were appreciative of our introducing performance equity into the program, we were told that there was a preference to see a higher percentage of the CEO grant in performance equity. The Company understands that perspective, and it was reflected in the initial equity grant for Glen French when he was engaged later that year as CEO. See, "Outstanding Equity Awards at December 31, 2025" below.

- **Bonus Plan Disclosure**: Company stockholders have requested that we add further visibility to the way we report our bonus plan performance in relation to the specific goals that were established at the beginning of the plan. We understand that the lack of details around the goals of the 2024 bonus plan contributed to the results of the say-on-pay vote in 2025. The Company understands that providing clarity to investors about the goals that are set for management is useful for understanding the bonus achievement we report. We are subject to the reporting requirements of a smaller reporting company, which require less detail than is required for companies that are not smaller reporting companies. However, with this Proxy Statement, in our discussion of the 2025 bonus program, we have provided further clarity as to how we structure the bonus plan and the goals established under the plan.

- **Bonus Plan Structure**: In addition to stockholder feedback for increased transparency with respect to the Company's cash bonus plan, stockholders have consistently noted that they prefer to see bonus plan objectives closely align with stockholder value, to see goals with clear objective achievement criteria, and to include a cap on overachievement. We have incorporated that input into our bonus plan designs in the past and believe the 2025 bonus plan is consistent with this approach. Among other things, the financial objectives of revenue and Adjusted EBITDA, which stockholders have identified as being closely tied to stockholder value, comprised 75% of the total target bonus opportunity for 2025. We heard input that bonus programs should have caps and that those caps should be transparent. The 2025 bonus plan included a maximum cap of 200% on the revenue objective overachievement potential, while the Adjusted EBITDA goal had a 150% overachievement feature. The plan also included strategic objectives involving the Company's key programs tied to value creation for 2025. Finally, the stockholders have consistently provided input that while the Compensation Committee has the discretion to modify plan mechanics or goals as they calculate the results of a given year, in such circumstances it is helpful to include a thorough disclosure of the Compensation Committee's rationale. With this advice in mind, the Compensation Committee calculated the results of the 2025 bonus plan strictly in accordance with the objectives and mechanics established at the beginning of the year, and the Compensation Committee did not make any discretionary adjustments to the 2025 bonus plan goals established at the beginning of the year or to the final payouts. For further discussion of the annual cash performance bonus, see the section below titled "Annual Cash Performance Bonus."

- **Corporate Governance Matters**: Lastly, we have had the opportunity to hear comments from our stockholders about certain corporate governance structures that we maintain, including certain provisions of our Bylaws and our classified Board structure. What investors told us is that they understand that these structural elements are typical for companies in our industry that are of our size and stage as a public company, but that they would like to see us modify those elements in the future. For now, the Company is confident that these elements are appropriate for our Company and in the best interest of stockholders at this stage in the Company's development. Management and the Nominating and Corporate Governance Committee of our Board continue to benchmark peer company practices and seek third party expert advice on these matters and will continue to assess the most appropriate corporate governance practices and structures for the Company.

Stockholder Outreach Beginning in October 2025 - CEO and CFO Transition

In October of 2025, the company announced that (i) Steve Williamson had resigned as Chief Executive Officer and that Glen French, who was previously Chief Executive Officer of the Company and who was an ongoing member of our Board of Directors, was returning to that role, and (ii) that Mehul Joshi had resigned as Chief Financial Officer and that Derrick Sung, who had previously served as CFO of the Company, was joining the Company as Chief Operating Officer and Chief Financial Officer. After this executive transition was announced, a similar team to the one described above, including Rich Ferrari, the Chairman of our Compensation Committee, reached out to stockholder representing approximately 47% of our outstanding common stock and were able to engage with stockholders representing approximately 30% of the Company's outstanding common stock.

In these conversations we heard feedback that investors were generally pleased that we had included performance-based equity awards as part of the sign-on package for each of Messrs. French and Sung. Investors generally voiced support for the executive transition and enthusiasm for seeing what the new leadership can achieve. Consistent with past conversations with investors, there was a clear message to continue to work to align executive compensation with stockholder interests.

Report to Board Regarding Stockholder Outreach

After both of these stockholder outreach initiatives, Mr. Ferrari and management provided a report about the stockholder feedback and input to the Compensation Committee and the Nominating and the Corporate Governance Committee, and through such committees, to the full Board of Directors. Both committees were grateful for the engagement of the stockholders and continue to consider such feedback in their determinations about executive compensation and corporate governance, respectively. We hold a non-binding advisory vote on our executive compensation annually and we look forward to continued engagement with our stockholders on these important issues.

Base Salary

Base salaries are designed to provide our NEOs with a reasonable degree of financial certainty and stability, which is important for the recruitment and retention of high-quality executives. Our Compensation Committee annually reviews and determines the base salaries of NEOs and evaluates the base salaries of new hire NEOs at the time of hire. In early 2025, our Compensation Committee determined to increase the base salaries of our then-employed named executive officers by between 3% and 4%, consistent with overall merit increases to our management team. Additionally, Mr. French rejoined the Company in October 2025 and Mr. Sung rejoined the Company in November 2025. Their initial base salaries were established with reference to their role, their experience and peer company compensation data.

Annual Cash Performance Bonus

In addition to their base salaries, our NEOs are eligible to receive performance-based cash bonuses, which are designed to provide appropriate incentives to our executives to achieve defined performance goals and to reward our executives for individual contributions towards such goals. The performance-based cash bonus each executive officer is eligible to receive is generally based on the extent to which we achieve the corporate goals that our Board of Directors or the Compensation Committee establishes at the beginning of each year. All final bonus payments to our executive officers are determined by the Compensation Committee. The actual bonuses awarded in any year, if any, may be more or less than the target, depending on the achievement of corporate objectives and individual performance.

Bonuses are set based on a percentage of the executive's base salary and are expected to be paid annually in the first quarter of the year following the performance year. The 2025 target bonus levels for our NEOs were as follows: 75% for Mr. Williamson, who was serving as Chief Executive Officer at the time that target bonuses were set, 50% for Mr. Joshi, who was serving as our Chief Financial Officer, and 45% for Mr. Lehman, our General Counsel, respectively. Messrs. Williamson and Joshi did not receive any payout from the 2025 bonus due to their departure from the Company in December 2025. Messrs. French and Sung joined the Company as executives in the fourth quarter of 2025 and were not eligible for a bonus for 2025.

In January 2025, the Compensation Committee, in consultation with our Board, established the corporate performance goals for the 2025 bonus plan with 75% focused on financial objectives, comprised of a revenue objective representing 65% of the target bonus opportunity, and an Adjusted EBITDA[1] target representing 10%. Objectives involving various strategic initiatives represented the remaining 25% of the target bonus opportunity. The strategic initiatives included objectives related to supporting scaling treating centers, patient education and engagement, and progress of our clinical studies. All of the corporate performance goals included a minimum threshold and discounting feature applicable to achievement below 100% of the revenue target and overachievement potential for performance beyond the target. The maximum potential achievement was capped at 200% for the revenue target and capped at 150% for all other performance goals. In February 2026, the Compensation Committee assessed our achievement of the corporate performance targets for 2025 and determined that (1) the revenue target had not been achieved above the minimum threshold resulting in no payment with respect to that portion of the bonus plan, (2) the Adjusted EBITDA target had been overachieved due to cost discipline during the year resulting in a maximum (150%) payout with respect to that 10% portion of the bonus, and (3) with respect to the objectives related to strategic initiatives, only the objective related to the progress of our clinical studies, which represented 10% out of the 25% weighting associated with the strategic goals was partially achieved, at the level of 5.6%, resulting in a 56% payout with respect to that portion of the bonus, with the total of such achievement levels resulting in a 2025 bonus plan payout of 20.6% of the target bonus opportunity.

2025 Bonus Plan Structure and Achievement

Performance Measure	Weighting	Threshold Payout	At Target Payout	Maximum Payout	2025 Payout
Global Revenue	65%	50%	100%	200%	0 %
Adjusted EBITDA Loss	10%	50%	100%	150%	15 %
Three Strategic Objectives	25%	50%	100%	150%	5.6%
				Total	20.6%

The 2025 corporate bonus achievement levels were used to determine the bonuses of our NEOs. Annual bonus amounts paid to our NEOs are set forth above in "Non-Equity Incentive Plan Compensation" columns of the "Summary Compensation Table for Fiscal 2025."

Equity Compensation

Introduction of Performance Awards in 2025

For the 2025 executive compensation program, the Compensation Committee, with the advice of our compensation consultant, considered a variety of approaches to performance equity, including the most appropriate performance metrics and vesting structure, as well as the optimal timing for introducing such elements into our executive compensation program. The Compensation Committee determined, after substantial analysis, that it was in the best interests of the Company and our stockholders to add PSUs to the Company's executive compensation

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[1] Refer to our earnings press release for the year and quarter ended December 31, 2025 filed as Exhibit 99.1 to our Current Report on Form 8-K filed with the SEC on March 4, 2026. We defined Adjusted EBITDA as GAAP net loss adjusted for depreciation and amortization, stock-based compensation, interest income or expense, net, and income taxes.

program commencing with 2025. The Compensation Committee utilized PSUs both for the annual equity compensation grants to the Company's executives and also used PSUs for the initial grants made to Mr. French and Mr. Sung later in the year.

The 2025 annual equity compensation grants to Company executives other than the CEO were comprised of 25% PSUs and 75% RSUs, and the equity compensation grant to Mr. Williamson was comprised of 25% PSUs, 25% stock options, and 50% RSUs. Payouts for the Company's 2025 annual equity compensation grant PSUs will be determined based on the Company's consolidated cumulative revenue over a two-year performance period, and any such PSUs earned at the end of the performance period will vest in equal installments over the following four quarters. The Compensation Committee considered various potential performance features for the PSUs and determined that a cumulative consolidated revenue goal is a measurement metric that, for a company at our stage of growth, closely aligns the interests of the Company's executives with those of our stockholders. The two-year period of measurement also is consistent with stockholder focus on growth during that period and, considering the Company's maturity and growth assumptions, avoids the complications of forecasting for longer durations. The Compensation Committee also considered that this is the first introduction of PSUs into the Company's executive compensation program and determined this performance metric to be one that the stockholders and the executives can clearly measure and tie to the Company's performance. The Compensation Committee believes these performance features are aligned with stockholder feedback and interests.

The Compensation Committee, working with the Company's compensation consultants, granted PSUs with a somewhat different structure to Mr. French and Mr. Sung in 2025 in connection with their joining the Company as executives. Their PSUs vest upon meeting the two conditions: (a) our common stock achieving an average closing price of $4.00 per share over sixty (60) consecutive trading days, and (b) a service-based vesting schedule, which is met with respect to 33% of the award on the first anniversary of the grant date of December 1, 2025, with the remainder vesting in eight subsequent equal quarterly installments, subject to continued service. The Compensation Committee considered this structure appropriate for the context of attracting and motivating new senior executives in a manner that is directly aligned with stockholder value.

2025 Equity Awards

The Compensation Committee believes that stock options, which only have value if the Company experiences an increase in its stock price after the date of grant, and restricted stock units, both time-based and performance-based, the value of which is intrinsically linked to the value of the Company's stock, align the interests of our executives with those of our stockholders.

For 2025, the Company granted Mr. Williamson (i) 181,696 RSUs, vesting in equal quarterly installments over the subsequent four-year period commencing March 3, 2025, (ii) 90,848 PSUs vesting in the manner and in accordance with the terms described above, and (iii) a nonstatutory stock option to purchase 128,395 shares of the Company's common stock, vesting in equal monthly installments over the subsequent four-year period commencing March 3, 2025. The Company granted Mr. Joshi (i) 108,000 RSUs, vesting in equal quarterly installments over the subsequent four-year period commencing March 3, 2025 and (ii) 36,000 PSUs. The Company granted Mr. Lehman (i) 108,000 RSUs, vesting in equal quarterly installments over the subsequent four-year period commencing March 3, 2025 and (ii) 36,000 PSUs.

In connection with the appointment of Mr. French as our President and Chief Executive Officer in October of 2025, the Company granted Mr. French (i) 1,200,000 RSUs, vesting in equal quarterly installments over a three-year period following December 1, 2025 subject to Mr. French's continued service, and (ii) 800,000 PSUs, which vest upon meeting the following two conditions: (a) our common stock achieving an average closing price of $4.00 per share over sixty (60) consecutive trading days, and (b) a service-based vesting schedule, which is met with respect to 33% of the award on the first anniversary of the grant date of December 1, 2025, with the remainder vesting in eight subsequent equal quarterly installments ((i) and (ii) collectively referred to as the "French Initial Equity Grants").

In connection with the appointment of Mr. Sung as our Chief Operating Officer and Chief Financial Officer in October of 2025, the Company granted Mr. Sung (i) 1,200,000 RSUs, 25% of which vests on the first anniversary of the grant date of December 1, 2025, with the remainder vesting in equal quarterly installments over the three-year period following December 1, 2026, in each case subject to Mr. Sung's continued service, and (ii) 400,000 PSUs, which vest based on the same conditions as Mr. French's PSUs ((i) and (ii) collectively referred to as the "Sung Initial Equity Grants"). The Sung Initial Equity Grants were issued pursuant to the Company's 2025 Inducement Plan, adopted by the Board of Directors on November 21, 2025, and were granted as a material inducement to

Mr. Sung's entry into employment with the Company within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules. In accordance with Mr. Sung's offer letter, he is not eligible for a further grant of Company equity awards for the four (4) calendar years subsequent to December 1, 2025.

Employment, Severance, and Change in Control Agreements

Below is a description of our employment arrangements with Messrs. French, Williamson, Sung, Joshi, and Lehman, respectively. For a discussion of the severance pay and other benefits to be provided in connection with a termination of employment and/or a change in control under the arrangements with our NEOs, see the section below titled "—Severance and Change in Control Plan."

Offer Letter with Mr. Williamson

We entered into an offer letter with Mr. Williamson in March 2024, as amended on October 4, 2024, that sets forth, among other things, an annual base salary and a target bonus of 75% of base salary payable based on the achievement of annual performance goals as established by our Board of Directors or Compensation Committee. Additionally, Mr. Williamson received reimbursement for certain travel and housing related expenses pursuant to his offer letter. Mr. Williamson's annual base salary was most recently increased to $600,000, effective January 2025. Mr. Williamson also received certain equity awards pursuant to his offer letter.

Separation Agreement and Consulting Agreement with Mr. Williamson

On October 21, 2025, Mr. Williamson resigned as our President and Chief Executive Officer, effective as of October 27, 2025. We entered into a separation agreement with Mr. Williamson dated October 24, 2025 which provided that in connection with Mr. Williamson's resignation he would receive (i) $600,000 payable over the twelve months subsequent to the effective date and (ii) reimbursement of COBRA premiums for up to 14 months. Additionally, in order to facilitate an orderly leadership transition, Mr. Williamson and the Company entered into a Consulting Agreement, dated October 24, 2025 for services to be provided through December 1, 2025 pursuant to which in exchange for Mr. Williamson's services, (i) the Company agreed to pay Mr. Williamson a fee of $50,000 and (ii) Mr. Williamson's equity awards would continue to vest in accordance with their terms until December 1, 2025.

Offer Letter with Mr. French

We entered into an offer letter with Mr. French effective as of October 27, 2025 that sets forth, among other things, an annual base salary of $625,000 and a target bonus of 100% of base salary payable based on the achievement of annual performance goals as established by our Board of Directors or Compensation Committee. We also paid Mr. French a sign-on bonus of $50,000 (the ''French Sign-on Bonus'') pursuant to his offer letter. If Mr. French terminates his employment with the Company for any reason (other than resignation for good reason) or if the Company terminates his employment for cause prior to the one-year anniversary of Mr. French's start date, he will be required to repay 100% of the gross amount of the French Sign-on Bonus. Mr. French's offer letter also provides for the granting of the French Initial Equity Grants (as defined above).

Offer Letter with Mr. Joshi

We entered into an offer letter with Mr. Joshi in April 2024. The offer letter sets forth, among other things, an annual base salary and a target bonus of 50% of base salary, payable based on the achievement of performance goals as established by our Board of Directors or Compensation Committee. Mr. Joshi also received reimbursement for certain travel and housing related expenses pursuant to his offer letter. Mr. Joshi's annual base salary was most recently increased to $463,500, effective January 2025. Mr. Joshi also received certain equity awards pursuant to his offer letter.

Separation Agreement and Consulting Agreement with Mr. Joshi

On October 21, 2025, Mr. Joshi resigned as our Chief Financial Officer, effective as of October 27, 2025. We entered into a separation agreement with Mr. Joshi dated October 24, 2025 which provided that in connection with Mr. Joshi's resignation he would receive (i) $347,625 payable over the nine months subsequent to the Effective Date and (ii) reimbursement of COBRA premiums for up to 11 months. Additionally, in order to facilitate an orderly leadership transition, Mr. Joshi and the Company entered into a Consulting Agreement, dated October 24, 2025 for services through December 1, 2025 pursuant to which in exchange for Mr. Joshi's services, (i) the Company would pay Mr. Joshi a fee of $30,000 and (ii) Mr. Joshi's equity awards would continue to vest in accordance with their terms until December 1, 2025.

Offer Letter with Mr. Sung

We entered into an offer letter with Mr. Sung effective as of November 3, 2025, that sets forth, among other things, an annual base salary of $500,000 and a target bonus of 60% of base salary payable based on the achievement of annual performance goals as established by our Board of Directors or Compensation Committee. We also paid Mr. Sung a sign-on bonus of $200,000 (the "Sung Sign-on Bonus") pursuant to his offer letter. If Mr. Sung terminates his employment with the Company for any reason (other than resignation for good reason) or if the Company terminates his employment for cause prior to the one-year anniversary of Mr. Sung's start date, he will be required to repay 100% of the gross amount of the Sung Sign-on Bonus. Additionally, if Mr. Sung terminates his employment with the Company for any reason (other than resignation for good reason), or if the Company terminates his employment for cause after the one-year anniversary but prior to the two-year anniversary of Mr. Sung's start date, he will be required to repay 50% of the gross amount of the Sung Sign-On Bonus. Mr. Sung's offer letter also provides for the granting of the Sung Initial Equity Grants (as defined above) as a material inducement to his employment which were approved by our Board in accordance with Nasdaq Listing Rule 5635(c)(4), and which are described above under the section titled "Equity Compensation—2025 Equity Awards." These equity awards were granted pursuant to the 2025 Inducement Plan.

Offer Letter with Mr. Lehman

We entered into an offer letter with Mr. Lehman in September 2020. The letter sets forth, among other things, an annual base salary and a target bonus of 45% of base salary, payable based on the achievement of performance goals as established by our Board of Directors or Compensation Committee. Mr. Lehman's annual base salary was most recently increased to $472,400, effective January 2025.

Severance and Change in Control Plan

In September 2020, we adopted a Severance and Change in Control Plan ("CIC Plan") that provides severance and change in control benefits to each of our executive officers, including our NEOs, and certain other participants, under the conditions described below.

Pursuant to the terms of the CIC Plan, upon a termination other than for "cause," death, or "disability," or upon a resignation for "good reason" (each as defined in the CIC Plan, and collectively, a qualifying termination), in each case that occurs during the period commencing immediately prior to the closing of a "change in control" (as defined in the CIC Plan) and ending 12 months following such change in control, the participant will be entitled to receive (i) a cash payment equal to 18 months of base salary, in the case of the CEO, or 12 months of base salary, in the case of other executive officers; (ii) a cash payment equal to the participant's target annual bonus; (iii) reimbursement of COBRA premiums for the duration of the severance period; and (iv) acceleration of vesting (and, if applicable, exercisability) of 100% of then-unvested time-based equity awards held by such employee. Upon a qualifying termination that does not occur in connection with a change of control, the participant will be entitled to receive (i) cash payments equal to 12 months of base salary, in the case of the CEO, and nine months of base salary, in the case of other executive officers; and (ii) reimbursement of COBRA premiums for the duration of the severance period. All benefits under the CIC Plan are subject to the participant signing a general release of claims.

Incentive Compensation Recoupment Policy

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive Officer and our Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of section 304 of the Sarbanes-Oxley Act of 2002, as amended. Additionally, in an effort to further align the interests of our executive officers with those of our stockholders, we have implemented a Dodd-Frank Act-compliant clawback policy, as required by SEC rules.

Employee Benefit Plans

Our NEOs participate in our health and welfare plans on the same basis as other employees.

Our NEOs are also eligible to participate in our 401(k) plan on the same basis as other employees. Eligible employees may defer compensation pursuant to the terms of the 401(k) plan up to certain limits imposed by the Code. We may make matching and discretionary contributions to the 401(k) plan but have not done so to date. Employees are immediately and fully vested in their own contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code, with the related trust intended to be tax exempt under Section 501(a) of the Code.

Equity Compensation Plans

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees, directors, and consultants with the financial interests of our stockholders. In addition, we believe that our ability to grant options, restricted stock units, and other equity-based awards helps us to attract, retain and motivate employees, directors, and consultants, and encourages them to devote their best efforts to our business and financial success.

We currently maintain five equity compensation plans: our Amended and Restated 2010 Stock Plan (the "2010 Plan"), our 2020 Stock Plan (the "2020 Stock Plan"), our 2020 Equity Incentive Plan (the "2020 Plan"), and our 2020 Employee Stock Purchase Plan (the "2020 ESPP"), which have all been approved by stockholders. The 2010 Plan expired in February 2020 and the 2020 Stock Plan terminated in September 2020 in connection with our IPO. Following our IPO, we have only granted stock options, restricted stock units, performance stock units, and issued shares of our common stock pursuant to the 2020 Plan and the 2020 ESPP, and no additional issuances, grants or awards will be made pursuant to the 2010 Plan and 2020 Stock Plan.

Our Board of Directors also adopted the Pulmonx Corporation 2025 Inducement Plan (the "2025 Inducement Plan") on November 21, 2025, without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. The 2025 Inducement Plan is exclusively for grants of equity compensation for newly hired employees as a material inducement of their joining the Company. Mr. Sung's equity grants were made pursuant to the 2025 Inducement Plan in December 2025, see the section above titled "—Equity Awards."

Outstanding Equity Awards at Fiscal Year End

The following table shows for fiscal year ended December 31, 2025, certain information regarding outstanding equity awards at fiscal year end for our NEOs. For a description of vesting accelerations applicable to equity awards held by our NEOs, see the section above titled "—Severance and Change in Control Plan."

Outstanding Equity Awards at December 31, 2025

			Option Awards				Stock Awards			
Name	Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned shares, Units or other Rights That have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Glendon French . .	8/28/2020	8/28/2020[2]	156,249	—	2.20	8/28/2030	—	—	—	—
	6/1/2021	6/1/2021[2]	103,700	—	43.40	5/31/2031	—	—	—	—
	3/1/2022	3/1/2022[3]	144,937	9,663	26.56	2/29/2032	—	—	—	—
	3/1/2022	3/1/2022[4]	—	—	—	—	4,357	9,629	—	—
	3/1/2023	3/1/2023[3]	244,956	111,344	11.48	2/28/2033	—	—	—	—
	3/1/2023	3/1/2023[4]	—	—	—	—	54,219	119,824	—	—
	6/2/2025	6/2/2025[5]	—	—	—	—	37,153	82,108	—	—
	12/1/2025	12/1/2025[6]	—	—	—	—	—	—	800,000	1,768,000
	12/1/2025	12/1/2025[7]	—	—	—	—	1,200,000	2,652,000	—	—
Steven S. Williamson . . .	3/15/2024	3/15/2024[8]	185,987	—	8.95	3/14/2034	—	—	—	—
	3/3/2025	3/3/2025[9]	21,399	—	8.29	3/2/2035	—	—	—	—
Derrick Sung . . .	12/1/2025	12/1/2025[6]	—	—	—	—	—	—	400,000	884,000
	12/1/2025	12/1/2025[10]	—	—	—	—	1,200,000	2,652,000	—	—
Mehul Joshi	5/6/2024	5/6/2024[11]	105,615	—	9.28	5/5/2034	—	—	—	—
David Lehman . . .	9/30/2020	9/30/2020[2]	125,000	—	19.00	9/29/2030	—	—	—	—
	6/1/2021	6/1/2021[2]	39,900	—	43.40	5/31/2031	—	—	—	—
	3/1/2022	3/1/2022[3]	64,406	4,294	26.56	2/29/2032	—	—	—	—
	3/1/2022	3/1/2022[4]	—	—	—	—	1,938	4,283	—	—
	3/1/2023	3/1/2023[3]	55,687	25,313	11.48	2/28/2033	—	—	—	—
	3/1/2023	3/1/2023[4]	—	—	—	—	36,969	81,701	—	—
	3/1/2024	3/1/2024[3]	15,093	19,407	9.30	2/28/2034	—	—	—	—
	3/1/2024	3/1/2024[4]	—	—	—	—	38,869	85,900	—	—
	3/3/2025	12/1/2026[12]	—	—	—	—	—	—	18,000	39,780
	3/3/2025	3/1/2025[4]	—	—	—	—	87,750	193,928	—	—

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(1)   Calculated using the closing price of our common stock on December 31, 2025 ($2.21 per share).

(2)   As of December 31, 2025, all of the shares are vested.

(3)   This option vests as to 1/48 of the shares in monthly installments measured from the Vesting Commencement Date, subject to continued service through each vesting date.

(4)   The total number of shares subject to the restricted stock unit award vest over four years in quarterly installments measured from the date of grant, subject to continued service through each vesting date.

(5)   The total number of shares subject to the restricted stock unit award vests on the earlier of (i) the one-year anniversary of the date of grant or (ii) the date of the annual meeting of stockholders for the year subsequent to the date such award was made.

(6)   The PSUs are subject to two vesting conditions: (a) a time-based condition (the "Time-Based Condition"), which will be met 33% on December 1, 2026, and the remainder in eight equal quarterly installments, subject to continued service through each such date, and (b) a performance vesting condition, which will be met upon the certification by the Compensation Committee that the average closing price of a share of Company common stock over a period of 60 consecutive trading days is greater than four dollars ($4.00) per share (the "Performance Condition"). Only upon meeting both the Time-Based Condition and the Performance Condition will the related portion of the PSU award vest.

(7)   The total number of shares subject to the restricted stock unit award vest over three years in quarterly installments measured from the date of grant, subject to continued service through each vesting date.

(8)   Twenty-five percent of the shares subject to the option vested on March 3, 2025, and the remainder vests in 36 equal monthly installments thereafter, subject to continued service through each vesting date.

(9)   The shares subject to the option vest in 48 equal monthly installments from the grant date on March 3, 2025.

(10)   Twenty-five percent of the shares subject to the restricted stock unit award vest on the one-year anniversary of the date of grant, and the remainder vests in equal quarterly installments thereafter, subject to continued service through each vesting date.

(11) Twenty-five percent of the shares subject to the option vested on March 3, 2025, and the remainder vests in 36 equal monthly installments thereafter, subject to continued service through each vesting date.

(12) Represents the threshold level of achievement for 2025 PSU grants. The number of PSUs that will become eligible to vest will be determined based on the Company's consolidated cumulative revenue over a two-year performance period for 2025 and 2026, as certified by the Compensation Committee, and any such PSUs earned at the end of the performance period will vest in equal installments over the following four quarters on March 1, 2027, June 1, 2027, September 1, 2027 and December 1, 2027, subject to continued service through each such date.

Pay versus Performance

As required by Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. We are providing the following information about the relationship between executive compensation actually paid and certain financial performance of Pulmonx as required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K.

Year (a)	Summary Compensation Table Total for First PEO[1] (French) ($) (b)	Compensation Actually Paid to First PEO[2] (French) ($) (c)	Summary Compensation Table Total for Second PEO[1] (Williamson) ($) (b)	Compensation Actually Paid to Second PEO[2] (Williamson) ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs[4] ($) (e)	Value of Initial Fixed $100 Investment Based On Total Shareholder Return[5] ($) (f)	Net Income (Loss) (million)[6] ($) (h)
2025	3,543,520	2,934,328	4,196,408	1,095,901	2,215,185	1,396,604	3.20	(54.00)
2024	330,786	(2,382,552)	5,234,479	4,161,252	2,364,766	1,393,028	9.84	(56.39)
2023	5,795,297	8,214,665	—	—	2,424,592	2,631,057	18.47	(60.84)

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Glendon E. French for 2023, 2024, and 2025 and for Steven S. Williamson (our former Chief Executive Officer) for 2024 and 2025 in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. French and Mr. Williamson, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. French and Mr. Williamson, respectively, during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. French's and Mr. Williamson's total compensation for each year to determine the compensation actually paid:

PEO	Reported Summary Compensation Table Total for PEO ($)	Reported Value of Equity Awards[a] ($)	Equity Award Adjustments[b] ($)	Compensation Actually Paid to PEO ($)
First PEO (French)	3,543,520	3,224,000	2,614,809	2,934,328
Second PEO (Williamson).	4,196,408	3,011,772	(88,735)	1,095,901

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for 2025 are as follows:

	First PEO (French) ($)	Second PEO (Williamson) ($)
Summary Compensation Table Total.	3,543,520	4,196,408
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year.	3,224,000	3,011,772
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	3,764,000	—
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years.	(644,142)	—

	First PEO (French) ($)	Second PEO (Williamson) ($)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	—	113,060
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(505,049)	(201,795)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year.	—	—
+ Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—	—
Compensation Actually Paid.	**2,934,328**	**1,095,901**

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for our NEOs as a group (excluding Messrs. French and Williamson) in the "Total" column of the Summary Compensation Table in each applicable year. Our NEOs (excluding Messrs. French and Williamson) included for purposes of calculating the average amounts in each applicable year are Derrick Sung, Mehul Joshi, and David Lehman for 2025, Mehul Joshi, David Lehman, and Geoffrey Beran Rose for 2024, David Lehman, Geoffrey Beran Rose, and Derrick Sung for 2023.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to our NEOs as a group (excluding Messrs. French and Williamson) during the applicable year, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to our NEOs as a group (excluding Messrs. French and Williamson) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for our NEOs as a group (excluding Messrs. French and Williamson) for each year to determine the compensation actually paid, using the same methodology described above in Note (2)(b):

Year	Reported Summary Compensation Table Total for Non-PEO NEOs ($)	Reported Value of Equity Awards[(a)] ($)	Equity Award Adjustments[(b)] ($)	Average Compensation Actually Paid to Non-PEO NEOs ($)
2025	2,215,185	1,685,173	866,592	1,396,604

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

	Non-PEO NEOs ($)
Summary Compensation Table Total	2,215,185
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	1,685,173
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	1,133,976
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(170,468)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	29,790
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(126,706)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year.	—
+ Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	—
Compensation Actually Paid	**1,396,604**

(5) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period. Each measurement period commenced on December 31, 2022.

(6) The dollar amounts reported represent the amount of net income (loss) reflected in our audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay versus Performance Table

We generally seek to incentivize long-term performance and therefore do not specifically align our performance measures with ''compensation actually paid'' (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Net Income (Loss)

Our company has not historically looked to net income (loss) as a performance measure for our executive compensation program. Our net income (loss) was $(60.84) million in 2023, $(56.39) million in 2024, and $(54.00) million in 2025.

Compensation Actually Paid and Cumulative TSR

The chart below shows the relationship between the compensation actually paid to Messrs. French and Williamson and the average compensation actually paid to our other NEOs, on the one hand, to our cumulative TSR over the two years presented in the table, on the other.



All information provided above under the ''Pay Versus Performance'' heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

From time to time, the Company grants stock options, restricted stock units, and performance stock units (collectively, ''Equity Awards'') to its employees, including the named executive officers. Our practice is to grant new-hire Equity Awards on the first business day of the third month of each quarter (the ''Quarterly Grant Date'') that falls on or after a new hire's employment start date and to grant annual refresh Equity Awards to employees who are not executives on the Quarterly Grant Date in the first quarter of each fiscal year. Refresh grants for executives of the Company are typically approved at a meeting of the Compensation Committee occurring in such first quarter and are granted effective as of the Quarterly Grant Date.

Also, non-employee directors may receive automatic grants of initial and annual Equity Awards on the Quarterly Grant Date immediately following his or her initial election or appointment to our Board or the business day following the Annual Meeting of Stockholders, respectively, pursuant to the Non-Employee Director Compensation Policy, as further described under the heading, ''Director Compensation—Non-Employee Director Compensation Policy'' below. The Company does not otherwise maintain any written policies on the timing of

Equity Awards. Because the Compensation Committee has a practice of generally granting Equity Awards on the Quarterly Grant Date after Equity Awards are approved, the Compensation Committee generally does not take MNPI into account when determining the timing of awards and it does not seek to time the award of Equity Awards in relation to the Company's public disclosure of MNPI. The Company has not timed the release of MNPI for the purpose of affecting the value of executive compensation.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information with respect to all our equity compensation plans in effect as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights[1] (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
2020 Equity Incentive Plan[2]	7,209,529	$20.44	629,802
2020 Stock Plan	436,009	$2.10	—
2010 Stock Plan	172,760	$2.06	—
2020 Employee Stock Purchase Plan[2]	—	—	2,212,732
Equity compensation plans not approved by security holders[3]	1,916,602	$9.07	1,575,000
Total	9,734,900	—	4,417,534

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(1) The weighted-average exercise price excludes RSU awards, which have no exercise price.

(2) The number of shares remaining available for future issuance under the 2020 Plan automatically increases on January 1st each year, through and including January 1, 2030, in an amount equal to 4% of the total number of shares of our capital stock outstanding on the last day of the preceding fiscal year, or a lesser number of shares as determined by the Board of Directors. On January 1, 2026, the number of shares available for issuance under the 2020 Plan automatically increased by 1,666,945 shares. The number of shares remaining available for future issuance under the 2020 ESPP automatically increases on January 1st of each year through and including January 1, 2030, in an amount equal to the lesser of (i) 1% of the total number of shares of our common stock outstanding on December 31 of the immediately preceding year, and (ii) 1,300,000 shares, except before the date of any such increase, our Board of Directors may determine that such increase will be less than the amount set forth in (i) and (ii) above. On January 1, 2026, the number of shares available for issuance under the 2020 ESPP automatically increased by 416,736 shares.

(3) This amount includes inducement awards granted pursuant to the Company's 2025 Inducement Plan, as well as inducement awards granted to Mr. Williamson and Mr. Joshi outside of the Company's 2020 Equity Incentive Plan. In each case, these awards were granted pursuant to the ''inducement'' grant exception under Nasdaq Listing Rule 5635(c)(4), which were approved by the Compensation Committee of the Board of Directors. Please see Part II, Item 8 titled ''Financial Statements and Supplementary Data'' of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including Note 10, ''Stockholders' Equity'' of the Notes to Consolidated Financial Statements, for further information regarding our equity compensation plans and awards.

DIRECTOR COMPENSATION

Non-Employee Director Compensation

The following table sets forth information regarding the compensation earned for service on our Board of Directors during the year ended December 31, 2025 of all non-employee directors. Mr. French did not receive any additional compensation for service as a director after his appointment as Chief Executive Officer in October 2025. Mr. French's compensation for his service as a director before his appointment as Chief Executive Officer is set forth above in "Executive Compensation."

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1][2]	Total ($)
Thomas W. Burns	52,500	116,289	168,789
Richard M. Ferrari	65,000	116,289	181,289
Daniel P. Florin	72,500	116,289	188,789
Georgia Garinois-Melenikiotou	65,000	116,289	181,289
Dana G. Mead, Jr.	95,000	116,289	211,289
Tiffany Sullivan	50,000	116,289	166,289

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[1] Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each restricted stock unit granted in 2025 computed in accordance with the provisions of FASB ASC Topic 718. Methodology used in the calculation of these amounts are included in Note 10 to our consolidated financial statements in our Annual Report on Form 10-K. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

[2] The following table sets forth the aggregate number of shares of our common stock underlying outstanding stock options and restricted stock unit awards held by our non-employee directors as of December 31, 2025, except for Mr. French, whose outstanding equity awards as of December 31, 2025 are described above under the section titled "Outstanding Equity Awards at December 31, 2025":

Name	Number of Shares Underlying Unexercised Stock Options Held as of December 31, 2025	Number of Shares Underlying Unvested Restricted Stock Unit Awards Held as of December 31, 2025
Thomas W. Burns	25,000	37,153
Richard M. Ferrari	30,500	37,153
Daniel P. Florin	30,500	37,153
Georgia Garinois-Melenikiotou	25,000	37,153
Dana G. Mead, Jr.	30,500	37,153
Tiffany Sullivan	—	37,153

We currently reimburse our directors for their reasonable out-of-pocket expenses in connection with attending Board of Directors and Board committee meetings. From time to time, we have granted stock options and restricted stock unit awards to certain of our non-employee directors as compensation for their services.

In May 2025, our Board approved restricted stock unit awards for 37,153 shares of common stock to each of Messrs. Burns, Ferrari, Florin, French and Mead and Mses. Garinois-Melenikiotou and Sullivan, effective June 2, 2025. All of the restricted stock units will vest on the earlier of the one-year anniversary of the date of grant or on the date of the next annual meeting of stockholders, subject to the non-employee director's continuous service through such vesting date. Such restricted stock units are otherwise subject to the terms of the 2020 Plan and our standard form of restricted stock unit award agreement.

Non-Employee Director Compensation Policy

Our non-employee directors are eligible to receive equity and cash compensation for service on our Board and Board committees pursuant to our non-employee director compensation policy (the "Non-Employee Director Compensation Policy"). Our Non-Employee Director Compensation Policy was last amended in December 2023 and in August 2025, as described below.

Equity Compensation

Equity awards are granted under the 2020 Plan or any successor equity incentive plan. All stock options granted under the Non-Employee Director Compensation Policy will be nonstatutory stock options, with a term of ten years from the date of grant (subject to earlier termination upon a termination of the non-employee director's continuous service) and an exercise price per share equal to 100% of the fair market value of a share of our common stock on the date of grant.

Initial Equity Grant. Each non-employee director who is elected or appointed to our Board of Directors for the first time on or after the effective date of the Non-Employee Director Compensation Policy will be granted, at the discretion of the Board, either, or a combination of (i) an option to purchase a number of shares of our common stock (the "Initial Stock Option Grant") or (ii) restricted stock units (the "Initial RSU Grant") with an aggregate value of an amount equal to the pro-rata value of the Annual Equity Grant (as defined below) granted to directors at the immediately previous annual meeting of stockholders, based on the month in which the new non-employee director commences service on the Board (based on the Black-Scholes pricing method for option grants) on the Quarterly Grant Date immediately following his or her initial election or appointment to our Board and a per-share exercise price based on the closing price of our common stock on Nasdaq on the date of grant (the "Initial Equity Grant"). Such Initial Equity Grant will be made on the Quarterly Grant Date immediately following the date of his or her initial election or appointment to the Board. The Initial Stock Option Grant will vest in equal monthly installments on the same, pro-rated, vesting schedule as the Annual Equity Grant on the one-month anniversary of the date of grant and each month thereafter on the same day of the month as the grant date, subject to the non-employee director's continuous service through each vesting date, such that the Initial Stock Option Grant will be fully vested on the date of the next annual meeting of stockholders or the same day of the month as the initial stock option grant date in the month when the annual meeting of stockholders is held, whichever is earlier. In the case of the Initial RSU Grant, all of the Initial RSU grant will be fully vested on the date of the next annual meeting of stockholders or the same day of the month as the initial stock option grant date in the month when the annual meeting of stockholders is held, whichever is earlier subject to the non-employee director's continuous service through each vesting date.

Annual Equity Grant. With respect to each annual meeting following the applicable non-employee director's Initial Equity Grant, each person who continues to serve as a non-employee director following such annual meeting, will be granted, at the discretion of the Board, either, or a combination of (i) an option to purchase a number of shares of our common stock (the "Annual Stock Option Grant") or (ii) restricted stock units (the "Annual RSU Grant", and the Annual Stock Option Grant and the Annual RSU Grant, alternatively or collectively, the "Annual Equity Grant") with an aggregate value of $125,000 (based on the Black-Scholes pricing method for option grants) on the Quarterly Grant Date (or, starting in August 2025, on the first business day) immediately following the date of such meeting and a per-share exercise price based on the closing price of our common stock on Nasdaq on the date of grant. In the case of the Annual Stock Option Grant, one-twelfth of the shares will vest on the one-month anniversary of the date of grant and each month thereafter on the same day of the month as the grant date (and if there is no corresponding day, on the last day of the month), subject to the non-employee director's continuous service through each vesting date. In the case of the Annual RSU Grant, all of the restricted stock units will vest on the earlier of the one-year anniversary of the date of grant or on the date of the next annual meeting of stockholders, subject to the non-employee director's continuous service through such vesting date.

Change in Control. Notwithstanding the above, for each non-employee director who remains in continuous service until immediately prior to the closing of a change in control, any unvested shares subject to his or her then-outstanding equity awards will become fully vested and exercisable immediately prior to the closing of such change in control.

Cash Compensation

Under our non-employee director compensation policy, each non-employee director is entitled to receive the following cash compensation for services on our Board of Directors and committees of our Board of Directors, as follows:

Position	
Member of our Board of Directors	$45,000
Non-Executive Chairperson of our Board of Directors	$40,000
Audit Committee Chair	$20,000
Audit Committee Member	$10,000
Compensation Committee Chair	$15,000
Compensation Committee Member	$ 7,500
Nominating and Governance Committee Chair	$10,000
Nominating and Governance Committee Member	$ 5,000

All annual cash retainers will be payable in equal quarterly installments, in arrears, no later than 30 days following the end of each quarter in which the service on our Board of Directors occurs, prorated for any partial quarter of service (based on the number of days served in the applicable position divided by the total number of days in the quarter). All annual cash retainers will be vested upon payment.

Expenses

We will also reimburse each non-employee director for all ordinary, necessary, and reasonable out-of-pocket travel expenses incurred by the non-employee director in attending in person and participating in meetings of our Board or any committee thereof and any meetings of our stockholders, provided the non-employee director timely submits appropriate documentation substantiating such expenses in accordance with our travel and expense policy, as in effect at the time.

TRANSACTIONS WITH RELATED PERSONS AND INDEMNIFICATION

Indemnification

The Company provides indemnification for its directors and officers so that they will be free from undue concern about personal liability in connection with their service to the Company. Under the Company's Bylaws, the Company is required to indemnify its directors and officers to the extent not prohibited under Delaware or other applicable law. The Company has also entered into indemnity agreements with certain officers and directors. These agreements provide, among other things, that the Company will indemnify the officer or director, under the circumstances and to the extent provided for in the agreement, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company's Bylaws.

Related-Person Transactions Policy and Procedures

In September 2020, the Company adopted a written Related-Person Transactions Policy that sets forth the Company's policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of the Company's policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to the Company as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Company of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, the Committee takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to the Company, (b) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the Committee consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders, as the Committee determines in the good faith exercise of its discretion.

STOCKHOLDER PROPOSALS FOR 2027 ANNUAL MEETING OF STOCKHOLDERS

Submission of Stockholder Proposals for Inclusion in Next Year's Annual Meeting Proxy Statement

Any proposal or proposals by a stockholder intended to be included in the proxy statement and form of proxy relating to the 2027 Annual Meeting of Stockholders must be received by the Company no later than December 23, 2026 and must comply with the other proxy solicitation rules promulgated by the SEC and with the procedures set forth in the Amended and Restated Bylaws. Proposals should be sent to the Secretary of Pulmonx Corporation, 700 Chesapeake Drive, Redwood City, California 94063. Nothing in this paragraph shall be deemed to require the Company to include in its proxy statement and proxy relating to the 2027 Annual Meeting of Stockholders any stockholder proposal which may be omitted from the proxy materials according to applicable regulations of the SEC in effect at the time the proposal is received.

Other Stockholder Proposals for Presentation at Next Year's Annual Meeting

A stockholder who wishes to submit a proposal or nominate a candidate to serve as a director for consideration at the 2027 Annual Meeting of Stockholders outside the processes of Rule 14a-8 under the Exchange Act and therefore will not be included in the proxy statement for such meeting must timely deliver a written notice in accordance with the requirements, including eligibility and information required in such notice, set forth in our Amended and Restated Bylaws. To be timely, such written notice must be received by the Secretary of Pulmonx Corporation, 700 Chesapeake Drive, Redwood City, California 94063, not later than the close of business on March 6, 2027, nor earlier than the close of business on February 4, 2027. In the event that next year's annual meeting is not scheduled to occur within 30 days of June 4, 2027 (the anniversary of the Annual Meeting), the written notice must be received (i) not earlier than the close of business on the 120th day prior to such annual meeting and (ii) not later than the close of business on the later of the 90th day prior to such annual meeting or, if later than the 90th day prior to such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

In addition, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide in their notice any additional information required by Rule 14a-19(b) under the Exchange Act.

HOUSEHOLDING OF PROXY MATERIALS

In order to reduce the environmental impact of our annual meetings and reduce our printing and mailing costs, we try to deliver only one Notice or, if applicable, one Annual Report on Form 10-K and one Proxy Statement to multiple stockholders sharing a mailing address. This procedure, called "householding," will not be used if we receive contrary instructions from one or more of the stockholders sharing a mailing address. Upon written or oral request, we will deliver promptly a separate copy of the Notice and, if you requested printed versions by mail, this Proxy Statement and Annual Report on Form 10-K, to any stockholder that elects not to participate in householding.

To receive, free of charge, a separate copy of the Notice and, if you requested printed versions by mail, this Proxy Statement and Annual Report on Form 10-K, or separate copies of any future notice, proxy statement, or annual report on Form 10-K, you may write or call us at the following mailing address, phone number, or email address:

Investor Relations at Pulmonx Corporation
700 Chesapeake Drive
Redwood City
California 94063
Phone: 650-364-0400
Email: investors@pulmonx.com

If you are receiving more than one copy of the proxy materials at a single mailing address and would like to participate in householding, please contact the bank, broker, or other nominee that holds your shares to request information about eliminating duplicate mailings.

OTHER MATTERS

Our financial statements for the year ended December 31, 2025 are included in our Annual Report on Form 10-K, which we will make available to stockholders at the same time as this Proxy Statement. Our Annual Report on Form 10-K and this Proxy Statement are posted on our website at https://investors.pulmonx.com and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report on Form 10-K without charge by sending a written request to Investor Relations, Pulmonx Corporation, 700 Chesapeake Drive, Redwood City, California 94063.

* * *

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ David Lehman

David Lehman
Secretary

April 22, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-39562

PULMONX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**77-0424412**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

700 Chesapeake Drive
Redwood City, California 94063
1-650-364-0400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	LUNG	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller

reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

As of March 3, 2026, there were 42,237,203 shares of the Registrant's Common Stock, par value $0.001 per share, outstanding.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Stock Market on June 30, 2025, was approximately $101.4 million. Solely for the purposes of this disclosure, shares of common stock held by executive officers and directors have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a conclusive determination for other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2026 annual meeting of stockholders (the "2026 Proxy Statement") are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. The 2026 Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith beliefs as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "anticipate," "project," "target," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, or similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those set forth in Part I, Item 1A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Forward-looking statements include, but are not limited to, statements about:

- our ability to design, develop, manufacture and market innovative products to treat patients with challenging medical conditions, particularly those with severe chronic obstructive pulmonary disease ("COPD") and emphysema;

- our expected future growth, including growth in international sales;

- our expected future growth of our sales and marketing organization;

- the size and growth potential of the markets for our products, and our ability to serve those markets;

- the rate and degree of market acceptance of our products;

- coverage and reimbursement for procedures performed using our products;

- the performance of third parties in connection with the development of our products, including third-party suppliers;

- regulatory developments in the United States and foreign countries;

- our ability to obtain and maintain regulatory approval, certification or clearance of our products on expected timelines;

- our plans to research, develop and commercialize our products and any other approved or cleared product;

- our ability to retain and hire our senior management and other highly qualified personnel;

- the development, regulatory approval, efficacy and commercialization of competing products and technologies in our industry;

- our ability to develop and maintain our corporate infrastructure, including an effective system of internal controls;

- our financial performance and capital requirements;

- the effects of developments in United States and international laws or policies, including changes in U.S. trade policies and tariffs;

- our expectations regarding our ability to obtain and maintain intellectual property protection for our products, as well as our ability to operate our business without infringing the intellectual property rights of others; and

- our expectations regarding the impact of any public health crises on our business, financial condition and results of operations.

All forward-looking statements are based on information available to us on the date of this Annual Report on Form 10-K and we will not update any of the forward-looking statements after the date of this Annual Report on Form 10-K, except as required by law. Our actual results could differ materially from those discussed in this Annual Report on Form 10-K. The forward-looking statements contained in this Annual Report on Form 10-K, and other written and oral forward-looking statements made by us from time to time, are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward- looking statements, and you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Factors that might cause such a difference include, but are not limited to, those discussed in the following discussion and within Part I, Item 1A, "Risk Factors" of this Annual Report on Form 10-K.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

All brand names or trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders. Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Pulmonx" the "Company," "we," "us," and "our" refer to Pulmonx Corporation.

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. Importantly, this summary does not address all the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under "Special Note Regarding Forward-Looking Statement" and Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K. The below summary is qualified in its entirety by those more complete discussions of such risks and uncertainties. You should consider carefully the risks and uncertainties described under Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K as part of your evaluation of an investment in our common stock:

- We have a history of significant net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future;

- We have limited experience marketing and selling our solution;

- We currently rely on a single product, the Zephyr Endobronchial Valve ("Zephyr Valve"), which can only be marketed for limited indications, and if we are not successful in commercializing the Zephyr Valve, our business, financial condition and results of operations will be negatively affected;

- Our business is dependent on hospital, physician and patient adoption of our solution as a treatment for severe emphysema. If hospitals, physicians or patients are unwilling to change current practices to adopt our solution, it will negatively affect our business, financial condition and results of operations;

- If we fail to receive access to hospital facilities our sales may decrease;

- Use of the Zephyr Valve involves risks and may result in complications, including pneumothorax or death, and is contraindicated in certain patients, which may limit adoption and negatively affect our business, financial condition and results of operations;

- If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our solution, or any future products we may seek to commercialize, or if patients are left with significant out-of-pocket costs, our commercial success may be severely hindered;

- If we fail to retain marketing and sales personnel and, as we grow, fail to increase our marketing and sales capabilities or develop broad awareness of our solution in a cost-effective manner, we may not be able to generate revenue growth;

- We have limited long-term data regarding the safety and effectiveness of our products, including the Zephyr Valve;

- We have limited experience manufacturing our products in significant commercial quantities and we face manufacturing risks that may adversely affect our ability to manufacture our products, reduce our gross margins and negatively affect our business, financial condition and results of operations;

- If our information technology systems or data, or those of third parties with whom we work, are or were compromised, we could experience adverse impacts resulting from such compromise, including, but not limited to, interruptions to our operations such as to our LungTraX Platform services or our clinical trials, claims that we breached our data protection obligations, harm to our reputation, business operations, and financial condition, as well as a loss of customers or sales;

- Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide;

- The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate and may decline. Certain patients may not have regions of the lung with little to no collateral ventilation, making them poor candidates for the Zephyr Valve. In addition, if the overall rate of smokers continues to decline, this may eventually decrease the number of patients suffering from COPD and emphysema and, accordingly, who would benefit from our solution;

- We expect to continue to incur net losses for the next several years and we expect to require substantial additional capital to finance our planned operations, which may include future equity and debt financings. This additional capital may not be available to us on acceptable terms or at all. Our failure to obtain additional financing when needed on acceptable terms, or at all, could force us to delay, limit, reduce or eliminate our commercialization, sales and marketing efforts, product development programs or other operations;

- Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad. If we fail to obtain and maintain necessary regulatory approvals for the Zephyr Valve and related products, or if approvals or certification for future products and indications are delayed or not issued, it will negatively affect our business, financial condition and results of operations; and

- We may become involved in intellectual property litigation, infringement claims, or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.

PART I

ITEM 1. BUSINESS

Overview

We are a commercial-stage medical technology company that provides a minimally invasive treatment for patients with severe emphysema, a form of chronic obstructive pulmonary disease ("COPD"). Our solution, which is comprised of the Zephyr Endobronchial Valve ("Zephyr Valve"), the Chartis Pulmonary Assessment System ("Chartis System") and the LungTraX Platform, is designed to treat severe emphysema patients who, despite medical management, are still profoundly symptomatic and either do not want or are ineligible for surgical approaches. Patients with severe emphysema generally experience a worse quality of life than patients with lung cancer, and we believe there is both an urgent clinical need and a strong market opportunity for a solution that is safe, effective and minimally invasive.

In 2018, we received pre-market approval ("PMA") from the U.S. Food and Drug Administration ("FDA"). The Zephyr Valve is now commercially available in numerous countries globally. We have established reimbursement in major markets in North America, Europe and Asia Pacific and the Zephyr Valve has been included in treatment guidelines for COPD worldwide.




Over 150 scientific articles have been published regarding the clinical benefits of Zephyr Valves, including multiple meta-analyses, review articles, cost-effectiveness analyses and risk-benefit analyses. The Zephyr Valve showed statistically significant improvements in lung function, exercise capacity and quality of life when compared to medical management alone in multiple randomized controlled clinical trials. Additionally, independent studies have demonstrated that Zephyr Valves deliver increases in the BODE Index (a multi-dimensional health status scoring system for patients with COPD) that have been associated with long-term survival benefits.

We also manufacture the AeriSeal System, which is a synthetic polymer foam designed to occlude, or close, collateral air channels in a target lung lobe and convert the target lung lobe to having little to no collateral ventilation (CV-). The AeriSeal System has received a "Breakthrough Device" designation by the FDA and a Certificate of Conformity ("CE Mark") in Europe. The AeriSeal System is not approved by the FDA or approved for commercial sale in the United States. We are currently conducting a global clinical trial called CONVERT II to support a PMA application for the AeriSeal System.

We market and sell our products in the United States through a direct sales organization. Our sales territory managers are focused on promoting awareness and increasing adoption of our solution primarily among the pulmonologists performing interventional pulmonary procedures across the United States. We are expanding our commercial operations in the United States while continuing to foster our international growth. In international markets, we employ both direct and distributor-based sales models. For the year ended December 31, 2025, we generated 95% of our revenue from markets where we sell directly.

We generated revenue of $90.5 million, with a gross margin of 74.2% and a net loss of $54.0 million, for the year ended December 31, 2025 compared to revenue of $83.8 million, with a gross margin of 74.0% and a net loss of $56.4 million, for the year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $521.6 million. We currently generate most of our revenue from the sales of Zephyr Valves and delivery catheters. We also generate a smaller amount of our revenue from our Chartis System, which is comprised of sales of the balloon catheters, usage fees and sales of the Chartis console, and from our LungTraX Platform, which is used to identify patients potentially eligible for treatment with Zephyr Valves.

Our Market Opportunity

Overview of COPD and Emphysema

COPD refers to a group of lung diseases characterized by obstruction of airflow that interferes with normal breathing. According to the World Health Organization, COPD is the fourth leading cause of death worldwide, causing 3.5 million deaths in 2021, approximately 5% of all global deaths.

Emphysema, a form of COPD, is a debilitating and life-threatening disease that progressively destroys lung tissue, resulting in a diminishing ability to breathe and engage in the most basic daily activities such as climbing a flight of stairs, walking, or showering, leading to a high mortality rate. We estimate that there are approximately 8.5 million severe COPD patients in developed markets globally as of 2019, and we estimate approximately 3.2 million have severe emphysema. Of the approximately 3.2 million severe emphysema patients, we estimate that approximately 1.2 million may be eligible for treatment with Zephyr Valves, and an additional number may be able to be treated in the future with other technologies under development by us. We estimate this represents a global market opportunity of approximately $12 billion.

As of 2018, approximately 3.8 million patients in the United States were diagnosed with emphysema, of which roughly 1.5 million have severe emphysema. Of these 1.5 million severe emphysema patients, we estimate that approximately 500,000 patients would qualify for treatment with our Zephyr Valves, and an additional number may be able to be treated in the future with other technologies under development by us if successfully developed and approved. We estimate this represents a U.S. market opportunity of approximately $5 billion.

Emphysema is diagnosed through a combination of breathing tests and computed tomography ("CT") imaging of the lungs. The diagnosis is typically done by a radiologist or a pulmonologist. Emphysema severity is evaluated using a standardized test called spirometry as well as the degree of patient symptoms.

Current Treatments for Emphysema and Their Limitations

There are several treatment options for patients with emphysema, depending on the level of severity of the disease, ranging from medical management to surgery. However, these treatment alternatives have significant limitations and in some cases are highly invasive.

Initial treatment for emphysema is generally limited to prescribing inhaled medications such as drugs that open the airways and reduce inflammation, which primarily target airway obstruction. As the disease progresses, physicians may prescribe pulmonary rehabilitation exercises and supplemental oxygen, but these can be poorly tolerated by patients and often lose effectiveness with time. As patients enter the severe phase, many become increasingly unable to engage in the most basic daily activities as a result of the persistent feeling of breathlessness and this reduces their overall health status each year. At this point, physicians may refer patients to thoracic surgeons for lung volume reduction surgery ("LVRS"), or for single or double lung transplantation.

LVRS is an invasive surgery that involves cutting away diseased tissue to create space for the remaining lung to inflate more fully. LVRS was studied extensively in the National Emphysema Treatment Trial ("NETT"), which

showed that while a broad group of patients gained quality of life and exercise capacity from the surgery, it also involved substantial risks of complications, prolonged hospital stays and even death. As a result of the NETT study, use of LVRS was restricted by the Centers for Medicare & Medicaid Services ("CMS") to a subgroup of patients and can only be offered at a limited number of highly specialized medical centers.

Lung transplantation involves surgically removing one or both lungs and replacing them with donor lungs. This procedure is highly time and resource intensive due to the complexity of the surgery. Even with a successful procedure and consistent use of anti-rejection medications, lung transplantation patients have a five-year survival rate on average.

In addition to recently approved endobronchial valves, there are other approaches to a minimally invasive alternatives to LVRS, including the use of airway bypass, coils and vapor. However, to date, only endobronchial valves have demonstrated safety and effectiveness in FDA-approved investigational device exemption ("IDE") studies in the United States.

Our Solution

Our solution, which is comprised of the Zephyr Valve, Chartis System and LungTraX Platform, is designed to treat severe emphysema patients who, despite medical management, are still profoundly symptomatic and either do not want or are ineligible for surgical approaches.



Medical Management
Non-invasive
Limited effect in severe patients
Pulmonary Rehabilitation
Non-invasive
Difficult to sustain benefits
Zephyr® Valves
Designed to Provide Benefits Similar to Surgery with Broader Eligibility
Minimally Invasive
Fully Removable
Lung Volume Reduction Surgery
Invasive
Effective
>5% risk of death
Not an option for most patients
Lung Transplant
Invasive
Effective
5-15% risk of death
Not an option for most patients

We believe our solution provides the following important benefits:

- **Significant, durable improvements in lung function, exercise capacity and quality of life**, demonstrated in a substantial body of clinical data;
- **Well-characterized safety profile**, evidenced by the inclusion in global treatment recommendations and more than 40,000 patients treated globally with Zephyr Valves;
- **High procedural success** driven by innovative and effective patient assessment tools; and
- **Minimally invasive procedure** typically lasting approximately one hour.

In addition, we believe our solution provides several benefits to other key stakeholders:

- For hospitals, the Zephyr Valve represents a new service line with potential economic benefits, driving additional patients to their facilities. Patients who are evaluated require a comprehensive workup that may unveil other health conditions such as heart disease or cancer, which also may require treatment.

- For physicians, the Zephyr Valve enables treatment for a patient population with few alternatives, and the combination of using the LungTraX Platform and Chartis System are designed to enable a simple, predictable and efficient patient selection process.

- For payors, treatment with the Zephyr Valve has been demonstrated to result in fewer complications and quicker recovery than invasive surgical alternatives and may reduce hospital stays for COPD and incidence of respiratory failure. We believe the combination of using the LungTraX Platform and Chartis System enables selection and treatment of patients most likely to benefit from our solution.

Treatment with Zephyr Valves

Patient Selection and Treatment Planning

Patients with advanced COPD routinely undergo a thorough diagnostic workup, which typically includes a high-resolution CT scan of their lungs to determine if they have severe emphysema and hyperinflation. If the patient meets medical eligibility criteria for Zephyr Valves, their CT scan data will be uploaded to our secure cloud-based CT analysis service, the LungTraX Platform. The treating physician receives an easy-to-read report that we designed for our solution ("StratX Lung Report") and based on the report, CT scan and other clinical data, decides if the patient is a good candidate for treatment with Zephyr Valves and which lobes may be the best target for treatment. On the day of the procedure, a flexible camera called a bronchoscope is inserted into the lungs, and using the balloon catheter and console comprising the Chartis System, the physician can determine the presence or absence of collateral ventilation and confirm if the target lobe is likely to respond to treatment. If the assessment shows that there is little to no collateral ventilation to the target lobe (which would refill the lobe with air and limit benefit from the valves), the physician then proceeds to place Zephyr Valves in all airways leading to the target lobe. If there is collateral ventilation in the lobe, the physician may measure another lobe for possible treatment or decide not to treat the patient with valves.

Placement of the Zephyr Valves

The Zephyr Valve is typically implanted under general anesthesia or conscious sedation. Using our Endobronchial Delivery Catheter ("EDC") in a simple, one-step process, physicians select the optimal valve size for each airway. The valves are loaded into the delivery catheter and deployed through the bronchoscope using a controlled release mechanism to enable optimal placement. We offer four valve sizes to accommodate a broad range of airway anatomy that physicians may encounter. Following placement of valves, the patient is kept in the hospital, typically for three nights, to monitor for any side effects including pneumothorax. If a patient develops a pneumothorax, their hospital stay is typically extended by a week.

Zephyr Valves

Each of the Zephyr Valves consists of a one-way silicone duckbill valve suspended inside a self-expanding frame made of shape-memory metal, called Nitinol. The Zephyr Valve is designed to be easily and accurately sized and offers controlled and accurate deployment at the target location. The Zephyr Valve is also designed to resist fractures or breakage, adapt to changes in airway size and stay in place following deployment.

Physicians select the optimal valve size for each airway to be treated using an EDC that includes sizing wings and depth markers, which allows the physician to perform quick and accurate sizing.



The Zephyr Valve is then loaded into the EDC.



Zephyr Valves offer a controlled, stepwise deployment for easy and accurate placement in the target airway. Once deployed, the valve is held in place by the radial expansion force of the housing. Typically, multiple valves are used to obstruct all airways leading to the target lobe; in clinical studies, an average of four valves per patient were used.






Once the lobe is fully obstructed, air vents out of the treated lobe and is unable to re-enter, causing a reduction in hyperinflation. The treated lobe shrinks in volume over time, allowing the remaining portions of the lung to expand and to restore diaphragm position, making breathing easier.

 

The Zephyr Valve is designed to be a permanent implant, but unlike surgery, the procedure can be reversed if necessary.

Treatment Steps

The following graphic illustrates the typical treatment steps associated with our solution.



COPD Clinical Work Up	Lobes Prioritized with StratX®	Chartis® Test for Collateral Ventilation	Zephyr® Valves Placed	3 Night Stay
Patient undergoes standard pulmonary work up, including pulmonary function testing and CT scan	CT scan uploaded to cloud, generating report to help identify one or more eligible lobes for treatment	Patient sedated & Chartis® procedure simulates valve placement with a balloon catheter in target lobe(s)	Zephyr® Valves placed in the target lobe in less than an hour procedure	Patient remains in the hospital for a minimum of 3 nights following the procedure for observation

LungTraX Platform

The LungTraX Platform is a cloud-based quantitative CT ("QCT") analysis service that provides physicians with multiple products – LungTraX Connect, to improve workup efficiency, LungTraX Detect, to enable patient identification and an easy-to-read StratX Lung Report that we designed for our solution that includes information on emphysema destruction, fissure completeness and lobar volume to help identify target lobes for treatment with Zephyr Valves. LungTraX Connect Software enables a streamlined, efficient, and collaborative workup process including CD-less uploading of CT images, a collaborative patient management tool, and a patient case list, which includes protected health information ("PHI"). LungTraX Detect allows for seamless picture archiving and communication system ("PACS") integration and a rule-based screening of patients with emphysema using CT scans within the hospital PACS. The system continues to support the legacy process of manually uploading CT scans. After the CT scan is uploaded to a third-party cloud service provider, it is analyzed using validated algorithms. The LungTraX Platform is designed to enable physicians to screen treatment candidates non-invasively, prioritize between multiple potential treatment targets, if applicable, enhance case planning, and educate themselves and their patients using the simple-to-read StratX Lung Report.

In order to make the LungTraX Platform available to physicians, we contract with a third-party cloud service provider. We also contract with additional third-party service providers to analyze the CT scan data using their proprietary software and provide quantitative results via the StratX Lung Report. The StratX Lung Report is then made available to physicians in the LungTraX Platform. The third-party software used in this service has received either 510(k) clearance or successfully underwent a conformity assessment procedure with a Notified Body and was subsequently CE Marked in accordance with applicable legislation governing medical devices. We provide exclusive access to physicians to their LungTraX accounts and cases and monitor this CT scan upload and analysis process to ensure quality control.

Chartis Pulmonary Assessment System

The Chartis System is a proprietary balloon catheter and console system with flow and pressure sensors designed to assess the presence of collateral ventilation and has been validated in multiple randomized controlled clinical trials to predict likely responders to Zephyr Valve treatment. The Chartis System consists of a single-patient-use catheter with a central lumen and a balloon at its tip and a console to allow for the assessment of airflow in the targeted lobe.



When the balloon is inflated, the target lobe is blocked, and air can only escape through the catheter's central lumen.



Airflow and pressure can be displayed on the console of the Chartis System allowing for a measurement of collateral ventilation in the targeted lobe. The system works with spontaneous breathing or mechanical ventilation.

The Chartis System offers a physiologic technique for measuring collateral ventilation and complements non-invasive estimates of fissure completeness. Other methods, such as using fissure analysis as a proxy measurement of collateral ventilation allows detection of an incomplete boundary between the lobes but does not measure how much air is flowing across this gap. Without assessment by the Chartis System, physicians may treat a lobe that has collateral ventilation, which will likely not respond to valve treatment, or unnecessarily rule out a patient who could potentially benefit from valve treatment.

Clinical Trials and Results

The safety, effectiveness and clinical benefits of the Zephyr Valve in patients selected using the Chartis System have been evaluated in multiple randomized controlled clinical trials that have collectively evaluated over 650 patients in Austria, Belgium, Brazil, France, Germany, the Netherlands, Sweden, the United Kingdom ("UK") and the United States. The LIBERATE study which served as the basis for the FDA approval of our PMA application, met all its primary and secondary effectiveness endpoints, and the results were published in the *American Journal of Respiratory and Critical Care Medicine* in 2018. In addition, over 200 scientific articles have been published on the clinical use of Zephyr Valves, including multiple meta-analyses, review articles, cost-effectiveness analyses and risk-benefit analyses.

We followed patients enrolled in the LIBERATE study for up to five years for safety and effectiveness (FEV_1) assessments and the findings demonstrating long-term durability (out to at least 5 years) were presented at the *2024 European Respiratory Society Congress* in Vienna. We have also established three separate patient registries to collect additional real-world data on the safety and effectiveness (FEV_1) of the Zephyr Valve in the United States, France and Japan. Results from the French registry demonstrating clinically meaningful benefits of the Zephyr valves with an acceptable safety profile were also presented at the *2024 European Respiratory Society Congress* in Vienna.

As seen in the table below, the results from multiple randomized clinical trials have consistently shown statistically significant and clinically meaningful benefits of Zephyr Valves across multiple measures of effectiveness.

Randomized Controlled Clinical Trials	Size and Follow-up Period	Procedural Success (TLVR) MCID ≥ 350mL	Improvement in:		
			Lung Function (FEV_1%) ᴛ MCID ≥ 10%-15%	Exercise Capacity (6MWD) ᴛ MCID ≥ 26 m	Quality of Life (SGRQ) ᴛ MCID ≥ -4 pts
LIBERATE............................	n = 190 12 Mo	84%	18.0% p<0.001	39 m p=0.002	-7.1 pts p=0.004
TRANSFORM......................	n = 97 6 Mo	90%	29.3 % p<0.001	79 m p<0.001	-6.5 pts p=0.031
IMPACT	n = 93 6 Mo	89%	16.3 % p<0.001**	28 m p=0.016**	-7.5 pts p<0.001**
STELVIO............................	n = 68 6 Mo	88%	17.8 % p=0.001	74 m p<0.001	-14.7 pts* p<0.001

_____

ᴛ Difference between Zephyr Valve and control groups
* Per protocol, all other values listed are intention to treat (ITT)
** Data included in FDA-approved instructions for use (IFU)

The complications of treatment with Zephyr Valves can include but are not limited to pneumothorax, worsening of COPD symptoms, hemoptysis, pneumonia, dyspnea and, in rare cases, death. The most common side effect of Zephyr Valve placement is a pneumothorax, which is the collapse of a lung due to an air leak in the lung and is believed to be a direct result of rapid shifts in the lobar volumes in the chest as the target lobe deflates and the neighboring lobe expands. In clinical trials, the incidence rate of pneumothorax in patients treated with the Zephyr

Valve is between 18% and 34%. In the LIBERATE Study, 17% of the pneumothorax events required no intervention and resolved on their own. While patients with a pneumothorax had a longer hospital stay of approximately a week versus the 3-night stay for patients who did not have a pneumothorax, following the successful resolution of the pneumothorax they had comparable outcomes to those who did not experience a pneumothorax.

Recent publications have reported improved survival in patients with severe hyperinflation undergoing bronchoscopic lung volume reduction (BLVR) with valves compared to a matched population not undergoing BLVR. Based on the strength of the clinical evidence, the Zephyr valves are included as a standard-of-care treatment option in global guidelines (Global Initiative for Chronic Obstructive Lung Disease; GOLD) with Evidence Level "A".

Our current products are contraindicated, and therefore should not be used, in certain patients, including patients (i) for whom bronchoscopic procedures are contraindicated, (ii) with evidence of active pulmonary infection, (iii) with known allergies to Nitinol (nickel-titanium) or its constituent metals (nickel or titanium) or silicone, (iv) who have not quit smoking or (v) with large bullae encompassing greater than 30% of either lung.

Our Commercial Strategy

We have established a stepwise approach to market development which centers on active engagement across three key stakeholders in addressing severe emphysema: hospitals, physicians and patients.

We sell Zephyr Valves primarily through a direct sales force that engages with pulmonologists in the United States, Europe and Asia Pacific. Zephyr Valves are typically implanted by an interventional pulmonologist at a hospital, and patients are often evaluated in a multi-disciplinary team approach that includes other lung physicians, radiologists, respiratory therapy specialists and/or surgeons. Our sales personnel educate these stakeholders to ensure quality outcomes. We offer an in-depth training program developed in conjunction with leading global thought leaders and the largest pulmonary society in the United States. Our sales personnel educate hospitals to leverage their existing resources to efficiently establish and market Zephyr Valves as a service line. Our sales territory managers also call on community physicians, nurses, respiratory therapists and pulmonary rehabilitation centers to raise awareness of Zephyr Valves as a treatment option.

Our strategy is to identify territories with high unmet need, identify leading hospitals and work with champions of our solution to establish quality Zephyr Valve programs. We believe there is a significant growth opportunity for hospitals to provide high quality comprehensive diagnosis and treatment for advanced COPD patients. We facilitate sharing of best practices among hospitals on how to efficiently educate stakeholders, screen patients, and manage patient care.

We intend to continue to promote awareness of our solution through training and educating physicians, pulmonary rehabilitation centers, key opinion leaders, various medical societies, and prospective patients on the proven clinical benefits of Zephyr Valves. We continue to develop our relationships with credible third parties, such as our partnership with the American College of Chest Physicians and Medscape, on continuing medical education-accredited training and with the American Lung Association and the COPD Foundation on patient and physician education. In addition, we intend to continue to publish additional clinical data in various industry and scientific journals, online and through presentations at various industry conferences.

We conduct our international business through direct sales in markets with established reimbursement and substantial market potential, and through a distributor-based sales model in smaller markets or markets where we are still developing reimbursement.

Third-Party Reimbursement

There are three key components for reimbursement in the United States: (1) coding, (2) payment and (3) coverage. Our patient access team is responsible for all aspects of our reimbursement processes and initiatives. In the United

States, our solution is generally reimbursed based on established Category I CPT and ICD-10 PCS codes and associated APC and MS-DRG payment groupings.

Coding

In the United States, we sell our products to hospitals. These customers in turn bill various third-party payors, such as commercial payors and government agencies, for the cost required to treat each patient.

Third-party payors require physicians and hospitals to identify the items and services for which they are seeking reimbursement by using standard codes for both physician and facility payments. "Coding" refers to distinct numeric and alphanumeric billing codes that are used by healthcare providers to report the provision of medical services procedures and the use of supplies for specific patients to payors. CPT codes are published by the American Medical Association and are used to report medical services and procedures performed by or under the direction of physicians. Medicare generally pays physicians for services based on submission of a claim using one or more specific CPT codes. Physician payment for procedures may vary according to site of service. Hospitals are reimbursed for inpatient procedures based on MS-DRG classifications derived from patient demographic information and ICD-10-CM diagnosis and ICD-10 PCS codes that describe the patient's diagnoses and procedures performed during the hospital stay.

Payment

Payment refers to the amount paid to providers for specific procedures and supplies. Physician reimbursement under Medicare generally is based on a defined fee schedule ("Physician Fee Schedule") through which payment amounts are determined by the relative values of the service rendered. Medicare provides reimbursement to our hospital customers as a lump sum intended to cover all costs under a single MS-DRG payment. Reimbursement from commercial payors is typically based on a similar methodology but rates vary depending on the procedure performed, the hospital, the commercial payor, contract terms and other factors.

The ICD-10 PCS procedure codes that best describe our procedure map to the MS-DRG classifications for Major Chest Procedures, while management of co-morbidities and complications during the hospital stay impacts specific MS-DRG placement within the MS-DRG grouping. MS-DRG classifications calibrate payment for groups of services based on the severity of a patient's illness, costs and clinical cohesiveness of care. One single MS-DRG payment covers all hospital costs associated with treating a patient during his or her hospital stay. Physician charges associated with performing medical procedures are reimbursed to physicians through a different payment system based on the codes they submit. Payment for Zephyr Valve is expected to, on average, be sufficient to cover costs of the procedure.

If a patient is positive for collateral ventilation following an assessment by the Chartis System, the patient is typically discharged the same day and the procedure therefore billed as an outpatient procedure. The national average payment for this procedure is sufficient to cover costs of the procedure. If a patient receives Zephyr Valves, there is no separate reimbursement for the Chartis System procedure; rather, the provider receives payment for the endobronchial valve procedures as described above.

The national Medicare average payment for physicians performing the endobronchial valve procedure is generally consistent with other complex bronchoscopic procedures.

Commercial Payor and Government Program Coverage

Coverage refers to decisions made by commercial third-party payors and government programs as to whether or not to provide their members access to and pay for specific procedures and related supplies, and if so, what conditions, such as specific diagnoses and clinical indications, are covered. Commercial payors typically base coverage decisions on reviews of clinical evidence presented in published peer-reviewed medical literature.

A majority of our patients are Medicare-eligible beneficiaries. Without a national coverage determination ("NCD") or a local coverage determination ("LCD"), Medicare claims are processed by Medicare Administrative Contractors ("MACs"), which assess coverage under Medicare's reasonable and necessary standard. We estimate that roughly 75% of the potential Zephyr Valve patient population are Medicare beneficiaries, 5% Medicaid and 20% of the potential Zephyr Valve patient population is under third-party commercial payor policies or other government programs.

Commercial payors such as Aetna, Humana, and many of the largest Blue Cross Blue Shield plans including Anthem, Health Care Service Corporation, BCBS Michigan, and Highmark have all issued positive coverage policies for the Zephyr Valve, and United Healthcare no longer considers the procedure unproven or experimental.

Prior Authorization Approval Process

A key element of our reimbursement strategy includes leveraging our patient reimbursement support team and knowledge of the published clinical data and global treatment recommendations for the management of COPD and emphysema to assist patients and physicians in obtaining appropriate prior authorization approvals in advance of treatment for payors that require it. We believe our patient reimbursement support team is highly effective in working with patients and physicians to obtain appropriate prior authorizations for the Zephyr Valve treatment even when a non-coverage policy exists. We expect that continued patient demand coupled with successful appeals of any initially denied prior authorization requests will lead to more positive coverage policies.

Reimbursement Outside of the United States

Outside of the United States, reimbursement levels vary significantly by country and by patient. Reimbursement is obtained from a variety of sources, including national health care systems or private health insurance plans, or combinations thereof. We have established market access in countries across Europe and Asia Pacific, including Australia, Austria, Belgium, France, Germany, Japan, the Netherlands, United Kingdom, Scotland, South Korea, Switzerland, and other countries. The procedure is now included as a treatment option in national and international COPD management and treatment guidelines across Europe and Asia Pacific.

Research, Development and Clinical Programs

Our research and development team continues to design, develop and test new innovations to improve patient outcomes and expand our addressable market. We also work with external vendors in the design and testing of new technologies.

Our pipeline of products that we are currently considering includes innovations in image analysis to support advanced patient selection and optimize patient outcomes, catheter technologies to improve Chartis System assessment, valve deliverability and reduce procedure time and the use of the AeriSeal System for addressing the needs of severe emphysema patients who are not eligible for Zephyr Valves due to collateral ventilation.

The AeriSeal System is a synthetic polymer foam designed to occlude, or close, collateral air channels in a target lung lobe and convert the target lung lobe to having little to no collateral ventilation (CV-). We believe that the AeriSeal System would enable the treatment of patients with collateral ventilation, which would complement the screening of patients for Zephyr Valves. We have successfully undertaken the conformity assessment procedure in the EU with a Notified Body and CE marked AeriSeal System on the basis of the MDD (as defined below), which we continue to place on the market in accordance with the transitional provisions of the MDR (as defined below), and have Therapeutic Goods Administration approval in Australia for the medical device and have completed initial feasibility research. In December 2020, the AeriSeal System received designation as a Breakthrough Device by the FDA. We received an IDE approval to commence a clinical trial with the AeriSeal System. We shared the clinical data from the full 101-patient cohort in the AeriSeal CONVERT Trial at the *2024 European Respiratory Society Congress* in Vienna. The CONVERT Trial data demonstrates that the AeriSeal System is safe and effective in occluding small airways and/or collateral air channels, allowing patients with collateral ventilation to undergo, and benefit from, treatment with Zephyr Valves with 77.6% of patients converted from CV+ to CV-. If successfully developed and approved, the AeriSeal System could further expand the addressable market of our solution.

Competition

Our industry is highly competitive and subject to rapid change from the introduction of new products and technologies and other activities of industry participants.

We are positioning our solution as an alternative to existing treatments of severe emphysema. These treatments include medical management, other minimally invasive treatments, LVRS and lung transplantations. The primary competitive products include the Spiration Valve System (Olympus Corporation) and the InterVapor System (Broncus Medical, Inc.; not approved for use in the United States). The Spiration Valve System is an endobronchial technology designed to offer patients with severe emphysema a minimally invasive treatment option for lung volume reduction by redirecting air away from diseased areas of the lung to healthier tissue so that patients may breathe easier. Like Zephyr Valves, the Spiration Valve System is indicated to treat patients with heterogeneous emphysema; however, the Spiration Valve System is contraindicated for patients with homogeneous emphysema. We believe our solution competes favorably with the Spiration Valve System for several reasons, including the strength of our published clinical data, differentiated patient selection tools and our comprehensive technical and reimbursement support. InterVapor System offers a non-surgical and non-implant therapy developed for lung disease including emphysema and lung cancer where vapor ablation is simply the application of heated pure water to tissue.

In addition to existing competitors, other companies may acquire or in-license competitive products and could directly compete with us.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality and invention assignment agreements to protect our intellectual property rights. As of December 31, 2025, we had 31 patent families in force worldwide. As of December 31, 2025, we had rights to 72 issued United States patents, 6 pending United States patent applications, 93 issued foreign patents and 7 pending foreign patent applications. Our most material foreign patents issued and patent applications pending are in the European Union ("EU"), France, Germany, Japan and the United Kingdom. Our patents cover aspects of our current Zephyr Valve, loading system, airway sizing, EDC, Chartis System, AeriSeal System, LungTraX Platform, and future product concepts. The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. Our patents expire between 2026 and 2042. Once a patent expires, the protection ends, and an invention enters the public domain; that is, anyone can commercially exploit the invention without infringing the patent.

We also rely upon trademarks to build and maintain the integrity of our brand. As of December 31, 2025, we had 10 registered trademarks, some of which apply to multiple countries, and several pending trademark applications in various countries.

We also rely, in part, upon unpatented trade secrets, know-how and continuing technological innovation, and licensing arrangements, to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with suppliers, employees, consultants and others who may have access to our proprietary information.

Cross-Licensing Agreement with Spiration/Olympus

In January 2005, Emphasys Medical ("Emphasys"), a company we later acquired, entered into a cross-license agreement ("Spiration Cross-License") with Spiration, Inc. ("Spiration") (later acquired by Olympus Medical Systems Corp.). Since both companies were developing products in the same field, they entered into this agreement to minimize the risk of intellectual property disputes in the future and their associated cost. When we acquired Emphasys in 2009, we became the successor-in-interest to Emphasys' rights under the Spiration Cross-License. Under the agreement, each company non-exclusively licensed the other party to make, have made (solely for such other party), sell, offer for sale, import and export specific products under their respective patent portfolio at that time that covers such products or a method of use thereof. The license granted to us by Spiration is limited to devices where the outer perimeter of the device seals with the airway wall and the device allows fluid flow only through one or more openings in the device radially inward of such outer perimeter. It does not give us a license under Spiration's patent rights to valve devices that allow fluid flow only between the outer perimeter of the device and the airway wall. Similarly, the license granted to Spiration by us is limited to devices that allow fluid flow only between the outer perimeter of the device and the airway wall. It does not give Spiration a license under our patent rights to make or sell valve devices where the outer perimeter of the device seals with the airway wall and the device allows fluid flow only through one or more openings in the device radially inward of such outer perimeter. The licenses cannot be sublicensed. Furthermore, each license also includes a covenant not to sue the other party for infringement with respect to specified product elements, designs and features. The Spiration Cross-License can be terminated by either party upon 60 days' written notice to the other in the event certain patents are no longer owned by the other party or such patents are no longer in force; provided, that, the parties are required to negotiate in good faith during such 60-day notice period to attempt to enter into a replacement cross-license prior to such termination. Neither party may assign or otherwise transfer the Spiration Cross-License without the written consent of the other party, except in connection with certain change-of-control transactions. We do not have any relationship with Spiration other than with respect to this cross-license agreement.

Manufacturing and Supply

We manufacture all our products — valves, delivery catheters, balloon catheters and the Chartis System console — at our headquarters located in Redwood City, California where we lease approximately 50,000 square feet of space. Our lease terminates on July 31, 2035.

We rely on a combination of in-house processing and third-party suppliers for raw materials and components. We have supply agreements with a few critical suppliers while procuring most of our materials on a purchase order basis. Suppliers are routinely evaluated based on industry standards including on-site audits, as required, to be approved. We have a strict change control policy with our suppliers to ensure that no design or process changes are made without our prior approval. Several components used in our devices rely on single source suppliers and we routinely prioritize, evaluate and qualify backup sources. The manufacture of the AeriSeal System, which is still in development, is completely outsourced to a contract manufacturer. The LungTraX Platform's QCT service is currently outsourced as well. We host the customer-facing web portal for the LungTraX Platform while using a third-party cloud service provider to direct CT scan uploads from customers to third-party providers.

We perform the final assembly, inspection, testing, packaging and product release testing for the Zephyr Valve, the EDC and Chartis System at our headquarters in Redwood City. These products are sterilized using ethylene oxide or E-beam at qualified sterilization suppliers in California. In the United States, we generally ship products from our third-party logistics provider in Memphis, Tennessee or our facilities in Redwood City to our direct sales territory managers, who deliver these products to our hospital customers. Once they are trained and proficient in the procedure, we may also sell our products directly to our hospital customers. Internationally, we ship our products to a qualified third-party logistics provider in the Netherlands who, in turn, may either ship directly to our customers in Europe, Australia and other international markets on a consignment basis or directly to our sales territory managers in these countries who then sell these products to our customers. We also ship from our Redwood City facilities to distributors in Asia Pacific and other international markets.

The FDA monitors compliance with the Quality Management Systems Regulations ("QMSR") through periodic inspections of our facilities, which may include inspection of our suppliers' facilities as well. Our European Union Notified Body and Great Britain approved body, British Standards Institute ("BSI"), monitors compliance with the European Union Medical Devices Directive (Council Directive 93/42/EEC) ("MDD"), the Medical Device Regulation (Regulation (EU) 2017/745) ("MDR"), and the UK Medical Devices Regulations 2002 requirements through both annual scheduled audits and periodic unannounced audits of our manufacturing facilities as well as our contract third-party suppliers' facilities.

Our quality management system in our Redwood City manufacturing facility is currently ISO 13485:2016 certified and licensed by the California Department of Public Health ("CDPH") Food and Drug Branch. Our manufacturing facility is an FDA-registered medical device establishment.

Government Regulation

United States Food and Drug Administration ("FDA")

Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act of 1938 and its implementing regulations ("FDCA"), as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post-marketing surveillance.

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive and lengthy, and require payment of significant user fees, unless an exemption is available.

Device Classification

Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to General Controls. Class II devices are additionally subject to special controls and most are subject to premarket review and clearance by the FDA through the 510(k) process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA's satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA's satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

The Investigational Device Exemption Process ("IDE")

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present "non-significant risk" are deemed to have an approved IDE once certain requirements are addressed and Institutional Review Board ("IRB") approval is obtained. If the device presents a "significant risk" to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials.

The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate IRBs at the clinical trial sites. There can be no assurance that submission of an IDE application will result in the ability to commence clinical trials, and although the FDA's approval of an IDE application allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and effectiveness, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA's IDE regulations that govern investigational device labeling, prohibition of promotion, recordkeeping, and reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's good clinical practice regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application.

The PMA Approval Process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant's response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (for example, a major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee's recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA's review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA's evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study ("PAS") or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer-term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution and use.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. These include:

- the FDA's QMSR, which requires manufacturers, including their suppliers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the manufacturing process;

- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label uses;

- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;

- medical device recalls, which require that manufacturers report to the FDA any recall of a medical device, provided the recall was initiated to either reduce a risk to health posed by the device, or to remedy a violation of the FDCA caused by the device that may present a risk to health; and

- post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

European Union

Our portfolio of products is regulated in the European Union as a medical device per the European Union MDD and the MDR.

On May 26, 2021, the MDR entered into application, repealing and replacing both the MDD, and Directive 90/385/EEC concerning active implantable medical devices, or AIMD. The MDR and its associated guidance documents and harmonized standards govern, among other things, device design and development, preclinical and clinical or performance testing, premarket conformity assessment, registration and listing, manufacturing, labeling, storage, claims, sales and distribution, export and import and post-market surveillance, vigilance, and market surveillance. Medical devices must comply with the General Safety and Performance Requirements, or GSPRs, set out in Annex I of the MDR. Compliance with these requirements is a prerequisite to be able to affix the CE mark to devices, without which they cannot be marketed or sold in the EEA. To demonstrate compliance with the GSPRs provided in the MDR and obtain the right to affix the CE mark, medical devices manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Apart from low risk medical devices (Class I with no measuring function and which are not sterile), in relation to which the manufacturer may issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the GSPRs, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a Competent Authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body audits and examines the technical documentation and the quality system for the manufacture, design and final inspection of the medical devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the GSPRs. This Certificate and the related conformity assessment process entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

As a general rule, demonstration of conformity of medical devices and their manufacturers with the GSPRs must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use and that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. This assessment must be based on clinical data, which can be obtained from (1) clinical studies conducted on the devices being assessed, (2) scientific literature from similar devices whose equivalence with the assessed device can be demonstrated or (3) both clinical studies and scientific literature. The conduct of clinical studies in the EEA is governed by detailed regulatory obligations. These may include the requirement of prior authorization by the Competent Authorities of the country in which the study takes place and the requirement to obtain a positive opinion from a competent Ethics Committee. This process can be expensive and time-consuming. After a device is placed on the market, it remains subject to significant regulatory requirements.

The MDR includes transitional provisions, amended by Regulation (EU) 2023/607. Accordingly, CE Certificates of Conformity issued by Notified Bodies in accordance with the MDD or the AIMD from May 25, 2017, and which remained valid on May 26, 2021 and have not since been withdrawn will, with certain exceptions, remain valid until December 31, 2027 for Class III and Class IIb implantable medical devices and until December 31, 2028 for other Class IIb, Class Iia and Class I devices with a measuring function or which are sterile. Class I medical devices, for which the conformity assessment procedure in accordance with the MDD or the AIMD did not require the involvement of a Notified Body but will require the involvement of a Notified Body in accordance with the MDR and for which an EU Declaration of Conformity was issued in accordance with the MDD or the AIMD prior to May 26, 2021, can continue to be placed on the EEA market until December 31, 2028. Manufacturers of medical devices may only benefit from the above extended transitional provisions deadlines if the following conditions are fulfilled: (i) the devices continue to comply with the requirements of the MDD or AIMD, (ii) there are no significant changes in the design and intended purpose, (iii) the devices do not present an unacceptable risk to the health or safety of patients, users or other persons, or to other aspects of the protection of public health, (iv) the manufacturer implements a quality management system by May 26, 2024 which complies with the requirements of the MDR, (v) by May 26, 2024 an application is lodged with a Notified Body for conduct of the conformity assessment of the devices covered by the CE Certificate of Conformity, or the devices intended to substitute for such devices, in accordance with the MDR and a related written agreement is signed with the Notified Body by September 26, 2024, and (vi) from May 26, 2021, compliance with the MDR relating to post-market surveillance, market surveillance, vigilance, registration of economic operators and of devices is ensured in place of the corresponding requirements in the MDD or AIMD.

In addition, CE Certificates of Conformity issued by Notified Bodies in accordance with the MDD or the AIMD from May 25, 2017, which were valid on May 26, 2021 and have not been withdraw since but which expired before March 20, 2023, will only continue to be valid in accordance with the extended transitional deadlines above if either (i) the manufacturer signed a written agreement with a Notified Body for the conformity assessment of the device covered by the expired CE Certificate of Conformity, or the device intended to substitute that device, in accordance with the MDR before the date of expiry of the CE Certificate of Conformity, or (ii) a competent authority of an EU Member State has granted a derogation from the application conformity assessment procedure in accordance with Article 59(1) or Article 97(1) of the MDR.

Our devices are Class IIa and Class IIb medical devices on the basis of the MDD and require the involvement of a Notified Body. The AeriSeal System is expected to be classified as Class III on the basis of the MDR. We are currently placing our medical devices on the market in accordance with the MDR, as well as the stringent requirements of the transitional provisions of the MDR, which, among other conditions, requires continuous compliance with the requirements of the MDD, as applicable to our products, and the guidance of the European Commission's Medical Devices Coordination Group. For those devices we are placing on the market in accordance with the transitional provisions of the MDR (the Zephyr System, the AeriSeal System and the Chartis Console (for which we have received a CE certificate under the MDR and are transitioning to the MDR)), we intend to complete conformity assessment procedures in accordance with the MDR prior to the expiration of our existing CE Certificate(s) of Conformity issued by our Notified Body BSI on the basis of the MDD, in accordance with the transitional provisions of the MDR.

The UK left the EU in January of 2020 and the transitional period ended on December 31, 2020. In light of the fact that the CE Marking process is set out in EU law, which no longer applies in the UK (apart from in certain limited circumstances in Northern Ireland), the UK has implemented a new route to market, to replace the CE Mark, culminating in a UKCA Mark. Northern Ireland will, however, continue to be covered by the regulations governing CE Marks. The UK Medicines and Healthcare products Regulatory Agency ("MHRA") has established transitional provisions to recognize the acceptance of certain CE marked medical devices on the market in Great Britain until June 30, 2028 or June 30, 2030, depending on the type of device and its classification, at the latest. Accordingly, medical devices which, for example, meet all requirements of the EU MDD and have a valid CE Certificate of Conformity and EU Declaration of conformity issued under the MDD prior to May 26, 2021, may be placed on the market until the sooner of expiry of the CE Certificate of Conformity or June 30, 2028. Medical devices which meet all requirements of the EU MDR may be placed on the market until June 30, 2030. However, the government has indicated that it intends to launch a consultation (that was penciled in for late 2025 but has not yet commenced) on proposals to indefinitely recognize CE marked medical devices. Manufacturers of medical devices located outside the UK, including manufacturers of CE marked medical devices, need to appoint a UK Responsible Person before the devices may be placed on the UK market. The UK government has introduced, with the first regulations strengthening post-market surveillance requirements having come into force June 16, 2025. Further updated regulations are scheduled to follow in the course of 2026.

Our devices were regulated under MDD prior to Brexit and are subject to the *UK Medical Devices Regulations 2002*. Pulmonx has registered all products in accordance with the *UK Medical Devices Regulations 2002*, we received a UK Declaration of Conformity from our Great Britain Approved Body BSI and we place our products on the Great British market under a UKCA Mark.

In addition, the advertising and promotion of medical devices in the EU is subject to EU laws and the national laws of the individual EU Member States that implemented the MDD, the AIMD and that apply the MDR, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation of individual EU Member States governing the advertising and promotion of medical devices. EU Member States' national legislation may also restrict or impose limitations on our ability to advertise our products directly to the general public. In addition, voluntary EU and national industry Codes of Conduct provide guidelines on the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.

Health Insurance Portability and Accountability Act

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and its implementing privacy and security regulations, established federal protection for the privacy and security of health information. HIPAA applies to Covered Entities and their respective Business Associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a Covered Entity as well as their covered subcontractors, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. In addition, HIPAA requires Covered Entities to execute Business Associate Agreements with their Business Associates and subcontractors who provide services for or on behalf of Covered Entities. Business Associates have a corresponding obligation to maintain appropriate Business Associate Agreements under HIPAA. In certain circumstances, we may be considered a Business Associate and be responsible for implementing reasonable administrative, physical and technical safeguards as required by HIPAA, including, among other things, maintaining Business Associate Agreements with our customers and our subcontractors that have access to protected health information on our behalf. In addition, companies that would not otherwise be subject to HIPAA may become contractually obligated to follow HIPAA requirements through agreements with Covered Entities and Business Associates, and some of our customers may require us to agree to these provisions.

Privacy and Information Security Laws

In the ordinary course of our business, we process personal data, including health data collected through the clinical trial process, our research collaborations, our LungTraX Platform, and directly from individuals or their healthcare providers under our patient reimbursement support programs. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards and contractual obligations related to data privacy, security, and protection. Such obligations may include, without limitation, the California Consumer Privacy Act of 2018 ("CCPA"), the European Union's General Data Protection Regulation 2016/679 ("EU GDPR"), and the EU GDPR as it forms part of UK law (the "UK GDPR") (collectively, the "GDPR"). In addition, states within the United States and other jurisdictions where we do business have enacted or are considering enacting similar data privacy laws. Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data.

The CCPA and GDPR are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing and that increase our compliance obligations and exposure for any non-compliance. For example, the CCPA applies to personal data of consumers, business representatives, and employees who are California residents, and requires covered businesses to provide specific disclosures related to a business's collecting, using and disclosing personal data and to respond to certain requests from California residents related to their personal data. Also, the CCPA provides for civil penalties and a private right of action for data breaches that may include an award of statutory damages. US federal and state consumer protection laws may require us to publish statements that accurately and fairly describe how we handle personal data and choices individuals may have about the way we handle their personal data.

European data protection laws, including the GDPR, impose strict compliance obligations on entities for processing personal data, including health data. For example, the GDPR provides the competent authorities with extensive competences and powers to investigate and act against non-compliances or infringements including the potential to impose fines of up to €20 million under the EU GDPR, £17.5 million under the UK GDPR, or, in each case, 4% of the firm's worldwide annual revenue from the preceding financial year, whichever amount is higher.

The processing of personal health data of patients in the EU and the UK is subject to further stringent requirements. For example, such processing requires both a lawful basis under Article 6 GDPR and at least one separate condition for processing under Article 9 GDPR. In addition, such processing must meet high standards under the GDPR regarding transparency and communication towards patients, identifying an appropriate legal basis for processing the personal data, purpose limitation and implementing appropriate technical and security measures safeguards for the transfer of personal data outside of the EU and the UK to countries like the USA, limiting personal data processing only to what is necessary, and increasing rights for data subjects.

See also Part I, Item 1A, "Risk Factors—Risks Related to Government Regulation and Our Industry" for additional information about the laws and regulations to which we are or may become subject and the risks to our business associated with such laws and regulations.

U.S. Federal, State and Foreign Fraud and Abuse Laws

The federal and state governments have enacted, and actively enforce, a number of laws to address fraud and abuse in federal healthcare programs. Our business is subject to compliance with these laws. If our operations are found to be in violation of any of the federal, state and foreign laws described below or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to significant penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment for individuals, additional oversight and reporting obligations, exclusion from participation in government programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputation harm and disgorgement and we could be required to curtail or cease our operations.

Anti-Kickback Statutes

The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation.

The definition of "remuneration" has been broadly interpreted to include anything of value, including, for example, gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payment of cash and waivers of payments. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered businesses, the statute has been violated. Violations of the federal Anti-Kickback Statute may result in civil monetary penalties. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid. Additionally, the intent standard under the federal Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 ("Affordable Care Act") to a stricter standard such that a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Further, the Affordable Care Act codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act ("FCA").

There are a number of statutory exceptions and regulatory "safe harbors" protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance to offer protection. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy an applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the Health and Human Services ("HHS") Office of the Inspector General ("OIG").

Many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of recipients for healthcare products or services reimbursed by any source, not only government healthcare programs, and may apply to payments made directly by the patient.

Federal False Claims Laws

The federal false claims laws, including the FCA, imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The *qui tam* provisions of the FCA allow a private individual to bring actions on behalf of the federal government alleging that the defendant has violated the FCA and to share in any monetary recovery. In addition, various states have enacted false claims laws analogous to the FCA, and many of these state laws apply where a claim is submitted to any third-party payor and not only a federal healthcare program.

When an entity is determined to have violated the FCA, it may be required to pay up to three times the actual damages sustained by the government, plus significant civil fines and penalties. As part of a settlement, the government may require the entity to enter into a corporate integrity agreement, which imposes certain compliance, certification and reporting obligations. There are many potential bases for liability under the FCA. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The federal government has used the FCA to assert liability on the basis of kickbacks, or in instances in which manufacturers have provided billing or coding advice to providers that the government considered to be inaccurate. In these cases, the manufacturer faces liability for "causing" a false claim. In addition, the federal government has prosecuted companies under the FCA in connection with off-label promotion of products. Our activities, including those relating to the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products (such as our patient reimbursement support programs) and the sale and marketing of our products, may be subject to scrutiny under these laws.

Stark Law

The federal physician self-referral prohibition, commonly known as the Stark Law, prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare and Medicaid patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare, Medicaid or any other party for services furnished pursuant to a prohibited referral.

Civil Monetary Penalties

The Civil Monetary Penalty Act of 1981 imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary's decision to order or receive items or services reimbursable by the government from a particular provider or supplier.

Open Payments

The Physician Payments Sunshine Act ("Open Payments"), enacted as part of the Affordable Care Act, requires certain pharmaceutical, medical device and medical supply manufacturers covered by Medicare, Medicaid or the Children's Health Insurance Program to report annually to CMS: payments and transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other health care professionals (such as physician assistants and nurse practitioners) and teaching hospitals, and applicable manufacturers and group purchasing organizations, as well as information regarding ownership and investment interests held by physicians and their immediate family members. We are subject to Open Payments and the information we disclose may lead to greater scrutiny, which may result in modifications to established practices and additional costs. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act ("FCPA") prohibits any United States individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations.

International Laws

Outside the United States, interactions between medical device companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct.

In Europe, various countries have adopted anti-bribery laws providing for severe consequences in the form of criminal penalties and significant fines for individuals or companies committing a bribery offense. Violations of these anti-bribery laws, or allegations of such violations, could have a negative impact on our business, results of operations and reputation.

For instance, in the United Kingdom, under the Bribery Act of 2010 ("Bribery Act"), a bribery occurs when a person offers, gives or promises to give a financial or other advantage to induce or reward another individual to improperly perform certain functions or activities, including any function of a public nature. Bribery of foreign public officials also falls within the scope of the Bribery Act. An individual found in violation of the Bribery Act, faces imprisonment of up to ten years. In addition, the individual can be subject to an unlimited fine, as can commercial organizations for failure to prevent bribery.

United States Centers for Medicare and Medicaid Services ("CMS")

Medicare is a federal program administered by CMS through Medicare Administrative Contractors ("MACs"). Available to individuals age 65 or over, and certain other individuals, the Medicare program provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to certain deductibles and copayments.

CMS has established guidelines for the coverage and reimbursement of certain products and procedures by Medicare. In general, in order to be reimbursed by Medicare, a healthcare procedure furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Any changes in federal legislation, regulations and policy affecting CMS coverage and reimbursement relative to the procedure using our products could have a material effect on our performance. While no NCD or LCD exists for endobronchial valves currently, CMS could develop an NCD, or one or more MACs could develop an LCD that either restricts coverage or restricts the patient population deemed appropriate for the treatment.

CMS also administers the Medicaid program, a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy persons. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement vary from state to state and is subject to each state's budget restraints. Changes to the availability of coverage, method or level of reimbursement for relevant procedures may affect future revenue negatively if reimbursement amounts are decreased or discontinued.

All CMS programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers, including those paid for Zephyr Valve treatments.

United States Health Reform

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access.

The implementation of the Affordable Care Act in the United States, for example, has changed healthcare financing and delivery by both governmental and private insurers substantially, and affected medical device manufacturers significantly. There have been executive, judicial and congressional challenges, and a number of health reform measures that have impacted certain aspects of the Affordable Care Act. For example, on July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA"), was signed into law, which narrowed access to Affordable Care Act marketplace exchange enrollment and declined to extend the Affordable Care Act enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired Affordable Care Act subsidies.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and will remain in effect until 2032 unless additional Congressional action is taken.

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. Recent actions, for example, include directing agencies to reduce agency workforce and cut programs. Additionally, the current administration recently called on Congress to enact "The Great Healthcare Plan," to lower government subsidies to private insurance companies and increase healthcare price transparency, among other things. In June 2024, the U.S. Supreme Court's Loper Bright decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

EU Health Reform

Moreover, in the EU some countries may, after the medical device is CE marked, require the completion of additional studies that compare the cost-effectiveness of a particular medical device candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medical device in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medical device will often influence the pricing and reimbursement status granted to these products by the competent authorities of individual EU Member States. On January 12, 2025, Regulation No 2021/2282 on Health Technology Assessment (HTA Regulation), entered into application through a phased implementation. Select high-risk medical devices came into scope in 2026. The HTA Regulation is intended to boost cooperation among Member States in assessing health technologies, including new medical devices new medical devices. The Regulation establishes a framework for EU-level joint clinical assessments and increased cooperation among Member States on clinical aspect of health technology evaluation. Individual EEA countries will continue to be responsible for assessing non-clinical (e.g. economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement.

Human Capital Management

Employees, Talent Management & Development

As of December 31, 2025, we had a total of 296 full time employees, with 229 employees in the U.S., 56 in Europe, and 11 in Asia Pacific. None of our employees are represented by a labor union or are a party to a collective bargaining agreement. We believe that we have good relations with our employees and that they are the foundation of our business. We are committed to the development and retention of our workforce through ongoing training and development programs, and career growth opportunities.

Code of Business Conduct and Business Ethics

We are dedicated to conducting our business consistent with the highest standard of business ethics. Each employee receives and agrees to follow the Company's Code of Business Conduct and Ethics. Employees are encouraged to discuss any related concerns with management or report concerns anonymously through an Ethics Hotline.

Culture of Inclusion

At Pulmonx, we are committed to creating and nurturing an inclusive workplace, where everyone feels respected, valued, and included – not only because it's the right thing to do, but also because we strongly believe that it's vital to our success and crucial to fully support the communities we serve. We value diverse perspectives and experiences and continue to build an inclusive culture where differences drive innovation.

Talent and Compensation Philosophy

We are committed to attracting the best talent available, while providing our employees with challenging work in a fast-paced environment. To ensure we can attract, retain and develop high performing teams, we offer competitive, market-based salaries and an annual cash bonus program. Additionally, to further align the interests of our employees with those of our shareholders, employees in most of the countries where we operate have the opportunity to have an ownership interest in our company. We have an equity-based incentive plan that provides for the grant of stock options and awards to eligible employees. Additionally, we offer an employee stock purchase plan that enables eligible employees to purchase our common stock at a discount through payroll contributions. We engage external compensation advisors to guide our efforts in developing cash and equity rewards programs that are competitive with our peer companies.

We offer competitive health and welfare programs to support our employees and their families' physical, mental, and financial well-being. Our program offerings include the following:

- Medical, dental and vision insurance

- Retirement plan

- Flexible Spending Accounts for medical expenses, childcare, parking and transit

- Life insurance

- Short & long-term disability

- Paid time off

- Employee assistance program

Employee Health and Safety

The health and safety of our employees is a key focus at our Company. We comply with applicable health and safety laws and regulations and maintain workplace safety programs. Employees complete annual safety training and we maintain emergency preparedness protocols across our locations. We are committed to protecting our employees everywhere we operate and comply with applicable health and safety laws and regulations. We strictly prohibit any violent or threatening behavior on our premises or during any work-related activities.

Available Information

We were incorporated in the state of California on December 26, 1995 as Pulmonx and reincorporated in the state of Delaware on December 4, 2013. Our website address is www.pulmonx.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 10-K. We file electronically with the U.S. Securities and Exchange Commission, or SEC, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. We make available on our website at www.pulmonx.com, free of charge, copies of these reports and other information as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. All SEC filings are also available at the SEC's website at www.sec.gov.

ITEM 1A. RISK FACTORS

Our business involves significant risks, some of which are described below. You should carefully consider these risks, as well as the other information in this Annual Report on Form 10-K, including our audited consolidated financial statements and the related notes and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could have a material adverse effect on our business, results of operations, financial condition, prospects and stock price. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Strategy

We have a history of significant net losses, which we expect to continue, and we may not be able to achieve or sustain profitability in the future.

We have incurred net losses since our inception. For the years ended December 31, 2025 and December 31, 2024, we had net losses of $54.0 million and $56.4 million, respectively, and we expect to continue to incur additional losses. As of December 31, 2025, we had an accumulated deficit of $521.6 million. We expect to continue to incur significant sales and marketing, research and development, regulatory and other expenses as we grow our sales force and expand our marketing efforts to increase adoption of our products, expand existing relationships with our customers, obtain regulatory clearances, certification or approvals for our planned or future products, conduct clinical trials on our existing and planned or future products and develop new products or add new features to our existing products. The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant additional revenue in order to achieve and sustain profitability. Even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time.

We have limited experience marketing and selling our solution.

We began commercializing our solution and the Zephyr Valve in the United States in 2018 and, through our predecessors, in the European Union (the "EU") and other European countries in 2003. Our limited commercialization experience and limited number of approved or cleared products make it difficult to evaluate our current business and predict our future prospects. These factors also make it difficult for us to forecast our future financial performance and growth, and such forecasts are subject to a number of uncertainties, including our ability to successfully complete clinical trials and obtain pre-market approval or 510(k) clearance by the FDA for future planned products in the United States or in key international markets. Our commercialization efforts will depend on the efforts of our management and sales team, our third-party suppliers, physicians and hospitals, and general economic conditions, among other factors, including the following:

- the effectiveness of our marketing and sales efforts in the United States and internationally;

- our success in educating physicians and patients about the benefits, administration and use of the Zephyr Valves;

- the acceptance by physicians, patients and payors of the safety and effectiveness of the Zephyr Valves, including the long-term data;

- our third-party suppliers' ability to supply the components of the Zephyr Valves in a timely manner, in accordance with our specifications and in compliance with applicable regulatory requirements, and to remain in good standing with regulatory agencies;

- the impact of any public health crisis on our business, financial condition and results of operations;

- the availability, perceived advantages, relative cost, relative safety and relative efficacy of alternative and competing therapies;

- our ability to obtain, maintain and enforce our intellectual property rights in and to the Zephyr Valves;

- the emergence of competing technologies and other adverse market developments, and our need to enhance the Zephyr Valves or develop new products to maintain market share in response to such competing technologies or market developments;

- our ability to raise additional capital on acceptable terms, or at all, if needed to support the commercialization of the Zephyr Valves; and

- our ability to achieve and maintain compliance with all regulatory requirements applicable to the Zephyr Valves.

If our assumptions regarding the risks and uncertainties we face, which we use to plan our business, are incorrect or change due to circumstances in our business or our markets, or if we do not address these risks successfully, it will negatively affect our business, financial condition and results of operations.

We currently rely on a single product, the Zephyr Valve, which can only be marketed for limited indications, and if we are not successful in commercializing the Zephyr Valve, our business, financial condition and results of operations will be negatively affected.

Our business currently depends entirely on our ability to successfully commercialize the Zephyr Valve, as well as our overall solution, in a timely manner. We have no other therapeutic products currently approved for sale in the United States and we may never be able to develop additional marketable products or enhancements to the Zephyr Valve solution. Additionally, although we do sell and rent the Chartis System and sell the catheters used for the delivery of the Zephyr Valve and in connection with the Chartis System, these sales and rentals are ultimately dependent on sales of the Zephyr Valve as they are not used independently. Currently, our solution is only available to treat patients with severe emphysema in the United States and additional limited indications internationally where we have obtained the necessary regulatory approvals, certification or clearances. Therefore, we are dependent on widespread market adoption of our solution for this limited use-case and we will continue to be dependent on this use-case for the foreseeable future. There can be no assurance that our solution will gain a substantial degree of market acceptance among specialty physicians, patients or healthcare providers. Our failure to successfully increase sales of our solution or develop solutions that address forms of COPD beyond severe emphysema and obtain any necessary regulatory approvals, certification or clearances in connection therewith could negatively affect our business, financial condition and results of operations.

Our success depends in large part on the success of the Zephyr Valve. If we are unable to successfully market and sell the Zephyr Valves, as well as our overall solution, to patients with severe emphysema, it will negatively affect our business, financial condition and results of operations.

Our success will depend on our ability to bring awareness to our solution, and the Zephyr Valve in particular, and educate hospitals and physicians regarding the benefits of our solution over existing products and services and to encourage those parties to recommend our solution to their patients. Sales of Zephyr Valves and delivery catheters accounted for most of our revenue for the years ended December 31, 2025 and December 31, 2024 and we expect that sales of Zephyr Valves and delivery catheters will continue to account for most of our revenue going forward. We do not know if our solution will be successful over the long term. Moreover, market acceptance may be hindered if physicians are not presented with compelling data demonstrating the efficacy of our solution compared to alternative procedures and technologies. Any studies we, or third parties which we sponsor, may conduct comparing our solution with alternative treatments for severe emphysema will be expensive, time consuming and may not yield positive results. Additionally, adoption will be directly influenced by a number of financial factors, including the ability of providers to obtain sufficient reimbursement from payors for deploying our solution. The safety, efficacy, performance and cost-effectiveness of our solution, on a stand-alone basis and relative to competing treatments and services, will determine the willingness of payors to cover the procedure. While we have established positive coverage policies with major national private payors, such as Aetna, Anthem Blue Cross Blue Shield, Blue Cross Blue Shield of Michigan, Humana, Health Care Service Corporation, and Highmark, other commercial payors, including other plans in the Blue Cross Blue Shield family of plans, do not currently consider our solution medically necessary. No matter the level of coverage by the commercial payor, each patient is generally considered on a case-by-case basis. In addition, Medicare, currently without a public coverage policy, covers our solution for patients when medically necessary on a case-by-case basis. Physicians may be reluctant to recommend our solution to patients covered by such plans with no specific policies because of the uncertainty surrounding reimbursement, rates and the administrative burden of interfacing with patients to answer their questions and support their efforts to obtain adequate reimbursement for our solution. If physicians do not adopt and recommend our solution, it will negatively affect our business, financial condition and results of operations.

Our business is dependent on hospital, physician and patient adoption of our solution as a treatment for severe emphysema. If hospitals, physicians or patients are unwilling to change current practices to adopt our solution, it will negatively affect our business, financial condition and results of operations.

Our primary strategy to grow our revenue is to take a stepwise approach to market development across key stakeholders in severe emphysema treatment, such as hospitals, physicians and patients. To succeed, our sales force must build deep relationships with pulmonary physicians to encourage them and their hospitals to develop emphysema centers of excellence, where physicians are instructed in the workup of advanced COPD and performance of bronchoscopic lung volume reduction using our solution. In addition, we utilize direct-to-patient marketing initiatives to increase demand through patient empowerment. While the number of hospitals incorporating our solution has increased in recent years, there is a significant group of hospitals and physicians who have not yet adopted our solution, and additional hospitals and physicians may choose not to adopt our solution for a number of reasons, including:

- inadequate recruiting or training of talented sales force in existing and new markets to facilitate outreach and further adoption and awareness of Zephyr Valve;

- lack of experience with our solution and the Zephyr Valve as a treatment alternative;

- the failure of key opinion leaders to continue to provide recommendations regarding the Zephyr Valve, or to assure physicians, patients and healthcare payors of the benefits of the Zephyr Valve as an attractive alternative to other treatment options;

- perceived inadequacy of evidence supporting clinical benefits or cost-effectiveness of our solution over existing alternatives;

- a perception among some physicians of patients' inability to tolerate the procedure required to implant our solution;

- liability risks generally associated with the use of new products and procedures;

- the training required to use new products;

- lack of availability of adequate third-party payor coverage or reimbursement;

- access to hospital bidding processes;

- a decrease or delay in the number of procedures performed using our solution as a result of a public health crisis;

- competing products and alternatives; and

- introduction of other novel alternative therapies to treat severe emphysema.

We focus our sales, marketing and training efforts primarily on pulmonologists. However, physicians from other disciplines, including primary care physicians, as well as other medical professionals, such as nurse practitioners, respiratory technicians, radiologists and community physicians, are often the initial point of contact for patients with severe emphysema.

These physicians and other medical professionals commonly screen and treat patients with severe emphysema, and are likely to recommend medical management, inhaled medications, pulmonary rehabilitation and supplemental oxygen, or more invasive LVRS or lung transplantations. We believe that educating physicians in these disciplines and other medical professionals about the clinical merits and patient benefits of our solution as a minimally invasive treatment for severe emphysema is a key element of increasing the adoption of our solution. If additional physicians or other medical professionals do not adopt, or existing physician customers cease referring patients to, our solution for any reason, including those listed above, our ability to execute our growth strategy will be impaired, and it will negatively affect our business, financial condition and results of operations.

In addition, patients will not qualify for our solution if, among other potential reasons, their lung anatomy has collateral ventilation that does not allow for effective treatment with the Zephyr Valve. Patients may not adopt our solution if they are reluctant to undergo a minimally invasive procedure, if they are worried about potential adverse effects of our solution, such as infection, discomfort or weakness, or if they are unable to obtain adequate third-party coverage or reimbursement.

If we fail to receive access to hospital facilities, our sales may decrease.

In the United States, in order for physicians to use the Zephyr Valve, we expect that the hospital facilities where these physicians treat patients will typically require us to enter into purchasing contracts setting forth the terms and conditions under which the hospital facilities will purchase Zephyr Valves. This process can be lengthy and time-consuming and require extensive negotiations and management time, and potentially result in delays and increases to the sales cycle before we can sell the Zephyr Valve to these hospitals. In the European Union, certain institutions may require us to engage in a contract bidding process in the event that such institutions are considering making purchase commitments that exceed specified cost thresholds, which vary by jurisdiction. These processes are only open at certain periods of time, and we may not be successful in the bidding process. If we do not receive access to hospital facilities via these contracting processes or otherwise, or if we are unable to secure contracts or tender successful bids, our sales may decrease, and our operating results may be harmed. Furthermore, we may expend significant effort in these time-consuming processes and still may not obtain a purchase contract from such hospitals.

Use of our solution requires appropriate physician training, and inadequate training may lead to negative patient outcomes and negatively affect our business, financial condition and results of operations.

The successful implantation of the Zephyr Valve depends in part on the training and skill of the physician performing the procedure and on adherence to appropriate patient selection and proper techniques provided in training sessions conducted by our training faculty. For example, we train physicians to ensure correct patient selection and treatment planning using the LungTraX Platform and Chartis System, and proper placement of the Zephyr Valve. Physicians could experience difficulty with the technique necessary to successfully implant the valve and may not achieve the technical competency necessary to complete the training program, or they could fail to properly learn how to interpret our LungTraX Platform or Chartis System. Moreover, physicians rely on their previous medical training and experience when using our solution, and we cannot guarantee that all such physicians will have the necessary skills to properly identify ideal candidates and to perform the procedure. We do not control which physicians use our solution or how much training they receive, and physicians who have not completed our training sessions may nonetheless attempt to use our solution. If physicians implant the Zephyr Valve incorrectly, or do so in a manner that is inconsistent with its labeled indications, with components that are not our products, in patients who are not good candidates, or without adhering to or completing our training sessions, their patient outcomes may not be consistent with the outcomes achieved in our clinical trials. This result may negatively impact the perception of patient benefit and safety, and limit adoption of our solution as a treatment for severe emphysema and our products that facilitate the procedure, which will negatively affect our business, financial condition and results of operations.

In addition, we may experience difficulty growing the number of physicians who complete our training program if patient demand is low, if the length of time necessary to train each physician is longer than expected, if the capacity of our commercial organization to train physicians is less than expected or if we are unable to sufficiently grow our sales force. All these events would lead to fewer trained physicians qualified to implant the Zephyr Valve, which could negatively affect our business, financial condition and results of operations.

Use of the Zephyr Valve involves risks and may result in complications, including pneumothorax or death, and is contraindicated in certain patients, which may limit adoption and negatively affect our business, financial condition and results of operations.

The most common serious complications relating to the use of the Zephyr Valve include pneumothoraces, worsening of COPD symptoms, hemoptysis, pneumonia, dyspnea, respiratory failure and, in rare cases, death. Pneumothoraces occur when a lung collapses due to an air leak inside the lung and may result from rapid shifts in air volume in the chest as the target lobe deflates and the neighboring lobe expands following the Zephyr Valve treatment. A pneumothorax typically requires placement of a chest tube to manage the air leak. While most pneumothoraces can be readily managed with standard medical care, in rare cases they can be life-threatening, particularly if left untreated. In the event the pneumothorax does not resolve with standard management, one or more valves can be removed to re-inflate the lung; these are typically replaced later when the pneumothorax has resolved.

In our clinical trials, pneumothoraces occurred in 18-34% of patients treated with the Zephyr Valve, and in the LIBERATE study, 17% of the pneumothorax events required no intervention and resolved on their own. Patients who have had their pneumothoraces successfully treated had comparable outcomes to those who did not experience a pneumothorax, other than that their hospital stays were extended by approximately a week compared to the three nights for patients without pneumothoraces.

In the LIBERATE study, the majority of pneumothoraces (76%) occurred within three days following a bronchoscopy procedure. During the treatment period (day of procedure to 45 days), there were a total of four deaths (3.1%) in the Zephyr Valve Group (which received Zephyr Valves plus medical management) and none in the Control Group (which received medical management alone). Three of the four deaths were deemed by the investigators to be definitely related to treatment with Zephyr Valves and the remaining one was deemed by the investigators to be probably related to treatment with Zephyr Valves. Each patient that died experienced pneumothorax, with three deaths directly attributed to the pneumothorax and the fourth death the result of respiratory failure, after the pneumothorax had resolved. Two of the pneumothorax-related deaths occurred early in the study when patients were being kept in the hospital for one night after the procedure. In order to more closely monitor patients, the study protocol was subsequently amended to keep patients in the hospital for five nights. Based on the full study data, current practice is to keep patients in the hospital for a minimum of three nights post-treatment. Post-hoc analysis has helped to identify risk factors for the group of patients at a higher risk of having a complex pneumothorax event (complex pneumothorax defined as requiring removal of all valves or resulting in death) should one occur. Such high-risk patients include those who are not treated in the most diseased lobe and have greater than 60% destruction of the untreated lung. All four patients who experienced a pneumothorax and died were within this high-risk group. This learning is incorporated in our physician training program for physicians to identify such high-risk patients and to consider alternative targets or other risk mitigation strategies. During the Longer-Term Period (46 days after procedure to 12 months), there was one death (0.8%) in the Zephyr Valve Group from a COPD exacerbation, deemed by the investigators not to be related to treatment with Zephyr Valves, and one cardiac arrhythmia-related death in the Control Group (1.6%).

Outside of clinical trials, patients treated with the Zephyr Valve have also experienced serious complications, including pneumothoraces and death related to the Zephyr Valve.

Serious complications as a result of treatment with Zephyr Valves, and any increase in the rate of complications in or outside of clinical trials, could cause doctors, hospitals and patients to limit adoption of our solution and subject us to costly litigation, require us to pay substantial amounts of money to patients, delay, negatively impact or end our opportunity to receive or maintain regulatory approval to market our products, or require us to suspend or abandon our commercialization efforts, which may negatively impact adoption as well as our business, financial condition and results of operations. Even in a circumstance in which we do not believe that a complication is related to the Zephyr Valve or treatment with the Zephyr Valve, the investigation into the circumstance may be time-consuming or inconclusive and may interrupt our sales efforts or impact and limit the type of regulatory approvals the Zephyr Valve receives or maintains and any related claims may negatively impact adoption as well as our business, financial condition and results of operations. Moreover, perceptions regarding the safety of the Zephyr Valve could be affected even if such complications are unrelated to the Zephyr Valve or treatment with the Zephyr Valve.

Further, our current products are contraindicated, and therefore should not be used, in certain patients, including those for whom bronchoscopic procedures are contraindicated, with evidence of active pulmonary infection, with known allergies to Nitinol (nickel-titanium) or its constituent metals (nickel or titanium) or silicone, who have not quit smoking, or with large bullae encompassing greater than 30% of either lung, and such contraindication may limit adoption and, as a result, negatively impact our business, financial condition and results of operations.

If we are unable to achieve and maintain adequate levels of coverage or reimbursement for our solution, or any future products we may seek to commercialize, or if patients are left with significant out-of-pocket costs, our commercial success may be severely hindered.

We currently derive substantially all of our revenue from the sale of our products to hospitals and distributors and expect this to continue for the foreseeable future. We primarily sell Zephyr Valves through a direct sales force that primarily engages with pulmonologists in the United States, Europe and Asia Pacific. Hospitals typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our solution is used and bill patients for any deductibles or co-payments. As of December 31, 2025, commercial payors such as Aetna, Humana, and many of the largest Blue Cross Blue Shield plans including Anthem, Health Care Service Corporation, BCBS Michigan, and Highmark have issued positive coverage policies for endobronchial valve procedures. United Healthcare removed the endobronchial valve codes from their non-covered list, and as such no longer considers the procedure unproven or experimental. Other commercial payors, including other plans in the Blue Cross Blue Shield family of plans, do not yet consider our solution medically necessary. Medicare, currently without a public coverage policy, covers our solution for patients when medically necessary on a case-by-case basis, and other commercial insurers not described above are approving prior authorization requests on a case-by-case basis.

The Centers for Medicare & Medicaid Services ("CMS") have established guidelines for the coverage and reimbursement of certain products and procedures by Medicare. In general, in order to be reimbursed by Medicare, a healthcare procedure furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. Any changes in federal legislation, regulations and policy affecting CMS coverage and reimbursement relative to the procedure using our products could have a material effect on our performance. While no national coverage determination ("NCD") or local coverage determination ("LCD") exists for endobronchial valves currently, CMS could develop an NCD, or one or more Medicare contractors could develop an LCD that either restricts coverage or restricts the patient population deemed appropriate for the treatment.

Physicians that insert the Zephyr Valve, or the hospitals for which they work, may be subject to reimbursement claim denials upon submission of the claim. Physicians or hospitals may also be subject to recovery of overpayments if a payor makes payment for the claim and subsequently determines that the payor's coding, billing or coverage policies were not followed. Whenever possible, prior authorization for coverage for the procedure is recommended before the procedure is performed. When prior authorization is not obtained or not allowed, and the procedure is performed and not covered by third-party payors, physicians or hospitals typically directly bill patients enrolled with these third-party payors for the costs and fees associated with the procedures in which our products are used. Moreover, because there is often no separate reimbursement for supplies used in surgical procedures, the additional cost associated with the use of our solution can affect the profit margin of the hospital or surgery center where the procedure is performed. Some of our target physicians and hospitals may be unwilling to adopt our products in light of the additional associated cost. Further, any decline in the amount payors are willing to reimburse physicians and hospitals could make it difficult for existing physicians and hospitals to continue using or to adopt our solution and could create additional pricing pressure for us. If we are forced to lower the price we charge for our solution, our gross margins will decrease, which will negatively affect our business, financial condition and results of operations.

Outside of the United States, reimbursement levels vary significantly by country and by patient. Reimbursement is obtained from a variety of sources, including government sponsors, hospital budgets, or private health insurance plans, or combinations thereof. We have established market access in countries across Europe and Asia Pacific, including Australia, Austria, Belgium, France, Germany, Japan, the Netherlands, the United Kingdom (the "UK"), Scotland, Switzerland and South Korea, and other countries. Even if we succeed in bringing our products to market in additional foreign countries, uncertainties regarding future healthcare policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at acceptable prices.

Third-party payors, whether foreign or domestic, or governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, no uniform policy of coverage and reimbursement for procedures using our solution exists among third-party payors. Therefore, coverage and reimbursement for procedures using our products can differ significantly from payor to payor. Payors continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and procedures. There can be no assurance that third-party payor policies will provide coverage for procedures in which our products are used. If we are not successful in reversing existing non-coverage policies, if third-party payors that currently cover or reimburse our products and related procedures reverse or limit their coverage in the future or if other third-party payors issue similar policies, this will negatively affect our business, financial condition and results of operations. Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage is established on one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional prior authorization requirements, both in the United States and in international markets. Third-party coverage and reimbursement for procedures using our solution or any of our products in development for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which will negatively affect our business, financial condition and results of operations.

Third-party payors and physicians who do not cover or use the Zephyr Valve may require additional clinical data prior to maintaining coverage of or adopting the Zephyr Valve.

Our success depends on physician and third-party payor acceptance of our solution as an effective treatment option for patients with severe emphysema. If physicians or payors do not find our body of published clinical evidence and data compelling or wish to wait for additional studies, they may choose not to use or provide coverage and reimbursement for our solution.

In addition, the long-term effects of use of the Zephyr Valve to treat severe emphysema are not yet known. Certain physicians, hospitals and payors may prefer to see longer-term safety and efficacy data published than we have produced. Further, we cannot provide assurance that any data that we or others may generate in the future will be consistent with that observed in our existing clinical studies.

If we fail to retain marketing and sales personnel and, as we grow, fail to increase our marketing and sales capabilities or develop broad awareness of our solution in a cost-effective manner, we may not be able to generate revenue growth.

We have limited experience marketing and selling our solution. We currently rely on our direct sales force to sell our solution in targeted geographic regions and distributors in certain regions outside the United States, and any failure to maintain and grow our direct sales force will negatively affect our business, financial condition and results of operations. The members of our direct sales force are highly trained and possess substantial technical expertise, which we believe is critical in increasing adoption of our solution. The members of our U.S. sales force are at-will employees. The loss of these personnel to competitors, or otherwise, will negatively affect our business, financial condition and results of operations. If we are unable to retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully instill such technical expertise in replacement personnel, it may negatively affect our business, financial condition and results of operations.

In order to generate future growth, we plan to continue to expand and leverage our sales and marketing infrastructure to increase the number of customers and emphysema centers of excellence. Identifying and recruiting qualified sales and marketing personnel and training them on our solution, on applicable federal and state laws and regulations and on our internal policies and procedures requires significant time, expense and attention. It often takes several months or more before a sales representative is fully trained and productive. Our sales force may subject us to higher fixed costs than those of companies with competing techniques or products that utilize independent third parties, which could place us at a competitive disadvantage. It will negatively affect our business, financial condition and results of operations if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, and our higher fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our solution. Any failure to hire, develop and retain talented sales personnel, to achieve desired productivity levels in a reasonable period of time or timely reduce fixed costs, could negatively affect our business, financial condition and results of operations. Our ability to increase our customer base and achieve broader market acceptance of our solution will depend to a significant extent on our ability to expand our marketing efforts. We plan to dedicate significant resources to our marketing programs. It will negatively affect our business, financial condition and results of operations if our marketing efforts and expenditures do not generate a corresponding increase in revenue. In addition, we believe that developing and maintaining broad awareness of our solution in a cost-effective manner is critical to achieving broad acceptance of our solution and expanding domestically and internationally. Promotion activities may not generate patient or physician awareness or increase revenue, and even if they do, any increase in revenue may not offset the costs and expenses we incur in building our brand. If we fail to successfully promote, maintain and protect our brand, we may fail to attract or retain the physician acceptance necessary to realize a sufficient return on our brand building efforts, or to achieve the level of brand awareness that is critical for broad adoption of our solution.

We have limited long-term data regarding the safety and effectiveness of our solution, including the Zephyr Valve.

Although we have demonstrated the safety, effectiveness and clinical advantages of our solution in multiple clinical trials in over 650 patients selected using the Chartis System, the Zephyr Valve is still a relatively new treatment for severe emphysema. The long-term effects of using our solution have been studied in a small number of patients, and these results do not necessarily predict long-term clinical benefits or reveal long-term adverse effects in the broader eligible population. The results of clinical trials of our solution conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Our interpretation of data and results from our clinical trials do not ensure that we will achieve similar results in future clinical trials in other patient populations. In addition, pre-clinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in pre-clinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials and subsequently failed to obtain marketing approval. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials.

The continuing development of our products depends upon our maintaining strong working relationships with physicians.

The research, development, marketing and sale of our current products and potential new and improved products or future product indications for which we receive regulatory clearance, certification or approval depend upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing and sale of our products. Physicians assist us in clinical trials and in marketing, and as researchers, product consultants and public speakers. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could negatively affect our business, financial condition and results of operations. At the same time, the medical device industry's relationship with physicians is under increasing scrutiny by the U.S. Department of Health and Human Services Office of Inspector General ("OIG"), the U.S. Department of Justice ("DOJ"), the state attorneys general and other foreign and domestic government agencies. Our failure to comply with requirements governing the industry's relationships with physicians or an investigation into our compliance by the OIG, the DOJ, state attorneys general and other government agencies, could negatively affect our business, financial condition and results of operations. Additional information regarding the laws impacting our relationships with physicians and other healthcare professionals can be found below under "Risks Related to Government Regulation and Our Industry."

We rely on third parties to perform certain aspects of the CT scan analysis within the LungTraX Platform.

We rely on third-party service providers to upload and analyze CT scan data on the LungTraX Platform. In order to make the LungTraX Platform available to physicians, we contract with a third-party cloud service. This third-party cloud service enables physicians to upload CT scan data while removing PHI of patients from that data. We also contract with additional third-party service providers to analyze the CT scan data using their proprietary software, and provide quantitative results via an easy-to-read StratX Lung Report. The StratX Lung Report is then made available to physicians in the third-party cloud service.

This service is critical and there are relatively few alternatives. These third-party service providers may be unwilling or unable to provide the necessary services reliably and at the levels we anticipate or that are required by the market. While these third-party service providers have generally met our demand for their services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for their services, either because of acts of nature, the nature of our agreements or potential disputes with those service providers or our relative importance to them as a customer, and our service providers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change service providers for any reason, including due to any change in or termination of our relationships with these third parties, we may lose sales, experience delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

We depend on a limited number of single-source suppliers to manufacture our products, which makes us vulnerable to supply shortages and price fluctuations that could negatively affect our business, financial condition and results of operations.

We rely on single-source suppliers for the components, sub-assemblies and materials for our products. These components, sub-assemblies and materials are critical and there are no or relatively few alternative sources of supply. These single-source suppliers may be unwilling or unable to supply the necessary materials and components or manufacture and assemble our products reliably and at the levels we anticipate or that are required by the market. While our suppliers have generally met our demand for their products and services on a timely basis in the past, we cannot guarantee that they will in the future be able to meet our demand for their products, either because of acts of nature, the nature of our agreements with those manufacturers or our relative importance to them as a customer, and our suppliers may decide in the future to discontinue or reduce the level of business they conduct with us. If we are required to change suppliers due to any change in or termination of our relationships with these third parties, or if our suppliers are unable to obtain the materials they need to produce our products at consistent prices or at all, we may lose sales, experience manufacturing or other delays, incur increased costs or otherwise experience impairment to our customer relationships. We cannot guarantee that we will be able to establish alternative relationships on similar terms, without delay or at all.

We have not qualified or obtained necessary regulatory approvals for additional suppliers for most of these components, sub-assemblies and materials, and we do not carry a significant inventory of these items. While we believe that alternative sources of supply may be available, we cannot be certain whether they will be available if and when we need them, or that any alternative suppliers would be able to provide the quantity and quality of components and materials that we would need to manufacture our products if our existing suppliers were unable to satisfy our supply requirements. To utilize other supply sources, we would need to identify and qualify new suppliers to our quality standards and obtain any additional regulatory approvals required to change suppliers, which could result in manufacturing delays and increase our expenses.

Although we require our third-party suppliers to supply us with components that meet our specifications and comply with applicable provisions of the FDA's Quality Management System Regulation ("QMSR") and other applicable legal and regulatory requirements in our agreements and contracts, and we perform incoming inspection, testing or other acceptance activities to ensure the components meet our requirements, there is a risk that our suppliers will not always act consistent with our best interests, and may not always supply components that meet our requirements or supply components in a timely manner.

We have limited experience manufacturing our products in significant commercial quantities and we face manufacturing risks that may adversely affect our ability to manufacture our products, reduce our gross margins and negatively affect our business, financial condition and results of operations.

Our business strategy depends on our ability to manufacture our current and future products in sufficient quantities and on a timely basis to meet customer demand, while adhering to product quality standards, complying with regulatory quality system requirements and managing manufacturing costs. We have a facility located in Redwood City, California, where we assemble, inspect, package, release and ship our products. We currently produce the Zephyr Valve and Chartis System at this facility, and we do not have redundant facilities. We also store finished goods at secondary facilities in Redwood City, California, Memphis, Tennessee and the Netherlands. If these facilities suffer damage, or a force majeure event, this could materially impact our ability to operate.

We are also subject to numerous other risks relating to our manufacturing capabilities, including:

- quality and reliability of components, sub-assemblies and materials that we source from third-party suppliers, that are required to meet our quality specifications, many of whom are our single source suppliers for the products they supply;

- our inability to secure components, sub-assemblies and materials in a timely manner, in sufficient quantities or on commercially reasonable terms;

- our inability to maintain compliance with quality system requirements or pass regulatory quality inspections;

- disruptions in our production schedule and ability to manufacture and assemble products;

- our failure to increase production capacity or volumes to meet demand;

- our inability to design or modify production processes to enable us to produce future products efficiently or implement changes in current products in response to design or regulatory requirements; and

- difficulty identifying and qualifying, and obtaining new regulatory approvals, for alternative suppliers for components in a timely manner.

These risks are likely to be exacerbated by our limited experience with our current products and manufacturing processes. As demand for our solution increases, we will have to invest additional resources to purchase components, sub-assemblies and materials, hire and train employees and enhance our manufacturing processes. If we fail to increase our production capacity efficiently, we may not be able to fill customer orders on a timely basis, our sales may not increase in line with our expectations and our operating margins could fluctuate or decline. In addition, even if future products in development share product features, components, sub-assemblies and materials with our existing products, the manufacture of these products may require modification of our current production processes or unique production processes, the hiring of specialized employees, the identification of new suppliers for specific components, sub-assemblies and materials or the development of new manufacturing technologies. It may not be possible for us to manufacture these products at a cost or in quantities sufficient to make these products commercially viable or to maintain current operating margins, all of which will negatively affect our business, financial condition and results of operations.

If our information technology systems or data, or those of third parties with whom we work, are or were compromised, we could experience adverse impacts resulting from such compromise, including, but not limited to, interruptions to our operations such as to our LungTraX Platform services or our clinical trials, claims that we breached our data protection obligations, harm to our reputation, business operations, and financial condition, as well as a loss of customers or sales.

In the ordinary course of business, we or the third parties with whom we work, collect, store, receive, generate, use, transfer, disclose, make accessible, share, protect, secure, dispose of or transmit (collectively, "process") proprietary, confidential, and sensitive data (including but not limited to intellectual property, proprietary business information and personal data).

We rely extensively on information technology ("IT") systems, networks and services, including internet sites, data hosting and processing facilities and tools, physical security systems and other hardware, software and technical applications and platforms, some of which are managed, hosted, provided or used by third parties or their vendors, to assist in conducting our business. Our ability to monitor these third parties' information security practices is limited, and these third parties may not have adequate information security measures in place. A third party with whom we work has experienced a security incident that affected us, and other such third parties may experience incidents that could affect us in the future. In January 2025, Intelerad Medical Systems, a third party that provides CT scan transfer and storage services and PACS gateway connection services for our LungTraX Platform, notified us that it was affected by a security incident. The vulnerability affected Intelerad's vendor, SimpleHelp, which offers certain remote support services. Our applications development and internal IT teams investigated the incident and concluded that it did not impact our account or the LungTraX network. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. In addition, supply-chain attacks have increased in frequency and severity, and we cannot guarantee that third parties' infrastructure in our supply chain or our third-party partners' supply chains have not been compromised.

Although we have implemented policies and procedures designed to ensure compliance with applicable data privacy and information security laws and regulations and we take measures to protect sensitive information from unauthorized access or disclosure, there can be no assurance that these measures will be effective. We take steps designed to detect, mitigate, and remediate vulnerabilities in our IT systems (such as our hardware and/or software, including that of third parties with whom we work). However, we have not in the past, and may not in the future, detect and remediate all such vulnerabilities including on a timely basis. Unremediated high risk or critical vulnerabilities pose material risks to our business. Further, we have in the past, and may in the future, experienced delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Our IT and infrastructure, and other third parties with whom we work, including technology partners and providers, face and may be vulnerable to a variety of evolving threats, including but not limited to social engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, ransomware attacks, software bugs, server malfunction, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fire, flood, attacks enhanced or facilitated by AI, and other similar threats. In addition to traditional computer "hackers," threat actors, "hacktivists," organized criminal threat actors, personnel misconduct or error (such as theft or misuse), sophisticated nation-state and nation-state supported actors now engage and are expected to continue to engage in cyberattacks, including without limitation nation-state actors for geopolitical reasons and in conjunction with military conflicts and defense activities. During times of war and other major conflicts, we and the third parties with whom we work may be vulnerable to a heightened risk of these attacks, including retaliatory cyberattacks that could materially disrupt our systems, operations and supply chain.

Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states, and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm, and diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments). Similarly, supply chain attacks have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our platform, systems and networks or the systems and networks of third parties that support us and our services.

Any of the previously identified or similar threats have in the past and may in the future cause a security incident or other interruption that have in the past or may in the future result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties with whom we work. Although the aggregate impact of security incidents on our operations and financial condition has not been material to date, we have occasionally been the target of events of this nature and expect them to continue as security threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. For example, we have been the target of unsuccessful phishing attempts in the past and expect such attempts will continue in the future. Additionally, the Company launched the LungTraX Platform in 2024 which involves the processing of patient PHI in the Company-managed system in our capacity as a Business Associate (as defined by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA")), the unintended release of which could have additional material adverse impacts on the Company financially and reputationally. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems or other information technology infrastructure change frequently and may not be detected until after an incident has occurred. We are investing in protections and monitoring practices related to our data and IT to reduce these risks and continue to monitor our systems on an ongoing basis for any current or potential threats. However, it may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Certain data privacy and information security obligations may require us to implement and maintain specific security measures or industry-standard or reasonable security measures to protect our information technology systems and sensitive information. We cannot assure you that our efforts will prevent breakdowns or breaches to our or our third-party providers' databases or systems, and such breakdowns and breaches could negatively affect our business, financial condition and results of operations and our reputation.

We or the third parties with whom we work have in the past experienced, and may in the future experience, security incidents, or we may be perceived to have experienced, security incidents, we may experience material adverse consequences such as: government enforcement actions that could include investigations, fines, penalties, consent decrees, audits and inspections; additional reporting requirements and/or oversight; temporary or permanent bans on all or some processing of personal data; or orders to destroy or not use personal data. Applicable data privacy and information security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors of security incidents. Such disclosures and related actions can be costly, and the disclosures or the failure to comply with such applicable requirements, could lead to adverse consequences. Further, individuals or other relevant stakeholders could sue us for our actual or perceived failure to comply with our security obligations, including, without limitation, in class action litigation. Security incidents could also result in indemnity obligations, negative publicity and financial loss.

Security incidents and attendant consequences may cause some of our customers and users to stop using our services and our failure, or perceived failure, to meet expectations with regard to the security, integrity, availability and confidentiality of our systems and sensitive data could damage our reputation and affect our ability to retain customers, attract new customers and grow our business. Any of these results could harm our growth prospects, our business and our reputation. Moreover, security incidents can result in the diversion of funds, and interruptions, delays, or outages in our operations and services, including due to ransomware attacks. Failures or significant downtime of our information technology or telecommunication systems or those used by our third-party service providers could cause significant interruptions to our operations and adversely impact the confidentiality, integrity and availability of sensitive, proprietary or confidential information, and prevent us from administering our business. There can be no assurance that limitations of liability in our contracts are sufficient or adequate enough to protect us from liabilities, damages, or claims related to our security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative artificial intelligence ("AI") technologies.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. The reliability and continuous availability of our LungTraX Platform is critical to our success. However, software such as ours, or that of third parties that we utilize within the LungTraX Platform, can contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when such vulnerabilities are first introduced or when new versions or enhancements of our platform are released. The LungTraX Platform is a new service for us and we have limited experience installing and managing this platform and the services that we render though this platform. We have not and may not detect and remediate all such vulnerabilities including on a timely basis. Additionally, even if we are able to develop a patch or other fix to address such vulnerabilities, such fix may be difficult to push out to our customers or may otherwise be delayed. Additionally, our business employs a shared responsibility model where our customers are responsible for using, configuring, and otherwise implementing security measures related to our platform in a manner that meets applicable cybersecurity standards, complies with laws, and addresses their information security risk. If our customers fail to use our platform according to our specifications, our customers may suffer a security incident on their own systems or other adverse consequences. Even if we are not the cause of the resulting customer security issue or incident and such an incident is unrelated to our security practices, we could incur significant economic and operational costs in investigating, remediating, and implementing additional measures to further protect our customers from their own vulnerabilities, and it could result in reputational harm.

Our results of operations will be materially harmed if we are unable to accurately forecast customer demand for our solution and manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and manufacture the Zephyr Valve and Chartis System based on our estimates of future demand for our solution. Our ability to accurately forecast demand for our solution could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer demand for our solution or for products of our competitors, our failure to accurately forecast customer acceptance of new products, unanticipated changes in general market conditions or regulatory matters and weakening of economic conditions or consumer confidence in future economic conditions. Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Conversely, if we underestimate customer demand for our solution, our internal manufacturing team may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers or may not be able to allocate sufficient capacity in order to meet our increased requirements, which will negatively affect our business, financial condition and results of operations.

We seek to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions. As a result, we are subject to the risk that a portion of our inventory will become obsolete or expire, which could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. Accordingly, the results of any one quarter or period should not be relied upon as an indication of future performance. Our quarterly and annual operating results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- the level of demand for our products and any future products, which may vary significantly;

- expenditures that we may incur to acquire, develop or commercialize additional products and technologies;

- the timing and cost of obtaining regulatory approvals, certification or clearances for planned or future products or indications;

- unanticipated pricing pressures;

- the rate at which we grow our sales force and the speed at which newly hired salespeople become effective, and the cost and level of investment therein;

- our ability to expand the geographic reach of our sales force;

- the rate at which treating centers expand procedural capacity as they build a bronchoscopic lung volume reduction program;

- the degree of competition in our industry and any change in the competitive landscape of our industry, including consolidation among our competitors or future partners;

- coverage and reimbursement policies with respect to our products, and potential future products that compete with our products;

- the timing and success or failure of pre-clinical studies or clinical trials for our products or any future products we develop or competing products;

- positive or negative coverage in the media or clinical publications of our products or products of our competitors or our industry;

- the timing of customer orders or medical procedures using our products and the number of available selling days in any quarterly period, which can be impacted by holidays, the mix of products sold and the geographic mix of where products are sold, including any related foreign currency impact;

- seasonality, including possible seasonal slowing of demand for our products in the beginning and end of the year and summer months based on the elective nature of procedures performed using our products, and which may become more pronounced in the future as our business grows;

- the impact of a public health crisis on our business, financial condition and results of operations;

- the timing and cost of, and level of investment in, research, development, licenses, regulatory approval, commercialization activities, acquisitions and other strategic transactions, or other significant events relating to our products, which may change from time to time;

- the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our agreements with third-party suppliers and manufacturers which are subject to macroeconomic factors including fluctuating inflation and interest rates, as well as tariffs, the threat of new or increased tariffs, trade disputes and escalating trade tensions, and changes in trade agreements;

- the number of patients treated with Zephyr Valves, including the average number of Zephyr Valves used for a patient, pricing, discounts and incentives; and

- future accounting pronouncements or changes in our accounting policies.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Further, our historical results are not necessarily indicative of results expected for any future period, and quarterly results are not necessarily indicative of the results to be expected for the full year or any other period, and accordingly should not be relied upon as indicative of future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, it will negatively affect our business, financial condition and results of operations.

The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate and may decline. Certain patients may not have regions of the lung with little to no collateral ventilation, making them poor candidates for the Zephyr Valve. In addition, if the overall rate of smokers continues to decline, this may eventually decrease the number of patients suffering from COPD and emphysema and, accordingly, who would benefit from our solution.

Our estimates of the annual total addressable markets for our current solution and products under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients with severe emphysema treatable by our solution and the assumed prices at which we can sell our solution in markets that have not yet been established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors.

For example, certain of these patients may not have regions of the lung with little to no collateral ventilation, making them poor candidates for the Zephyr Valve. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect.

Further, cigarette smoking is one of the leading causes of COPD and emphysema. It is estimated that smoking accounts for as many as 80% of COPD-related deaths and 38% of the nearly 16 million adults in the United States diagnosed with COPD report being current smokers. The overall rate of smoking among the U.S. adult population has been steadily declining from 42.4% in 1965 to 11.6% in 2022 and there are increased efforts to decrease the rate of smoking globally. If the overall rate of smokers continues to decline, this may eventually decrease the number of patients suffering from COPD and emphysema and, accordingly, who would benefit from our solution.

If the actual number of patients who would benefit from our solution, the price at which we can sell future products, or the annual total addressable market for our solution is smaller than we have estimated, it may impair our sales growth and negatively affect our business, financial condition and results of operations.

Failure of our information technology system, process, or site, or those of the third parties with whom we work, could negatively affect our business, financial condition and results of operations.

We depend on our information technology systems for the efficient functioning of our business, including the manufacture, distribution, and maintenance of our products, as well as for accounting, data storage, compliance, purchasing, and inventory management. We also depend on the information technology systems of third parties for the analysis, data storage, and communication associated with the LungTraX Platform. Our information technology systems, and those of the third parties with whom we work, have in the past been subject to and may in the future be subject to, or we may be perceived as having been subject to, security incidents. These security incidents may include computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions. We, and the third parties we rely upon, have in the past been subject to and may in the future be subject to an unintentional event that involves a third party gaining unauthorized access to our or our third parties' systems, which could disrupt our operations, corrupt our data or result in release of our sensitive information. Technological interruptions could disrupt our operations, including our ability to timely ship and track product orders, project inventory requirements, manage our supply chain and otherwise adequately service our customers or disrupt our customers' ability use our products for treatments.

Moreover, a disruption in access to the system that controls the LungTraX Platform would prevent physicians using our solution from receiving the StratX Lung Report indicating whether their patients are good candidates for the Zephyr Valve. In the event we experience significant disruptions, we may be unable to repair our systems in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and negatively affect our business, financial condition, and results of operations. Currently, we carry business interruption coverage and cyber insurance to mitigate certain potential losses but this insurance is limited in amount, and we cannot be certain that such potential losses will not exceed our policy limits. We are increasingly dependent on complex information technology to manage our infrastructure. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could negatively affect our business, financial condition, and results of operations.

Litigation against us could be costly and time-consuming to defend and could result in additional liabilities.

We may from time to time be subject to legal proceedings and claims that arise in the ordinary course of business or otherwise, such as claims brought by our customers in connection with commercial disputes and employment claims made by our current or former employees. Claims may also be asserted by or on behalf of a variety of other parties, including government agencies, patients or vendors of our customers, or stockholders. Further, in the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities, and this risk is especially relevant to industries that experience significant stock price volatility. Any litigation involving us may result in substantial costs, operationally restrict our business, and may divert management's attention and resources, which may negatively affect our business, financial condition and results of operations.

We face the risk of product liability claims that would be expensive, divert management's attention and harm our reputation and business. We may not be able to maintain adequate product liability insurance.

Our business exposes us to the risk of product liability claims that are inherent in the testing, manufacturing and marketing of medical devices. This risk exists even if a device is cleared or approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA or an applicable foreign regulatory authority. The Zephyr Valve is designed to affect, and any future products will be designed to affect, important bodily functions and processes. Any side effects, manufacturing defects, misuse or abuse associated with the Zephyr Valve could result in patient injury or death. The medical device industry has historically been subject to extensive litigation over product liability claims, and we cannot offer any assurance that we will not face product liability suits. There were procedure-related deaths in our LIBERATE Study and we may be subject to product liability claims if the Zephyr Valve causes, or merely appears to have caused, patient injury or death. In addition, an injury that is caused by the activities of our suppliers, such as those who provide us with components and raw materials, may be the basis for a claim against us. Product liability claims may be brought against us by patients, physicians, or others selling or otherwise coming into contact with the Zephyr Valve, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- costs of litigation;

- distraction of management's attention from our primary business;

- the inability to commercialize our solution or new products;

- decreased demand for our products;

- damage to our business reputation;

- product recalls or withdrawals from the market;

- withdrawal of clinical trial participants;

- substantial monetary awards to patients or other claimants; or

- loss of sales.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of our products may delay the supply of those products to our customers and may impact our reputation. We can provide no assurance that we will be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future or that these efforts will have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our solution, either of which could negatively affect our business, financial condition and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Although we have product liability and clinical study liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, coverage may not be adequate to protect us against any future product liability claims. If we are unable to obtain insurance at an acceptable cost or on acceptable terms or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could negatively affect our business, financial condition and results of operations. We do not carry specific hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Currently, we carry business cyber insurance to mitigate certain potential losses but this insurance is limited in amount, and we cannot be certain that such potential losses will not exceed our policy limits, which may expose us to certain potential losses for damages or result in penalization with fines in an amount exceeding our resources.

We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

Our indebtedness may limit our flexibility in operating our business and negatively affect our business, financial condition, results of operations and competitive position.

On March 2, 2026, we entered into a Credit Agreement and Guaranty (as amended, the "Perceptive Credit Agreement") with the subsidiary guarantors party thereto from time to time, the lenders party thereto from time to time, and Perceptive Credit Holdings V, LP ("Perceptive"), as the initial lender, administrative agent and collateral agent, under which we have borrowed $40.0 million in debt financing as of March 2, 2026. See the section entitled "Subsequent Events - Perceptive Credit Agreement" in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

In order to service this indebtedness and any additional indebtedness we may incur in the future, we need to generate cash from our operating activities. Our ability to generate cash is subject, in part, to our ability to successfully execute our business strategy, as well as general economic, financial, competitive, regulatory and other factors beyond our control. We cannot assure you that our business will be able to generate sufficient cash flow from operations or that future borrowings or other financings will be available to us in an amount sufficient to enable us to service our indebtedness and fund our other liquidity needs. To the extent we are required to use cash from operations or the proceeds of any future financing to service our indebtedness instead of funding working capital, capital expenditures or other general corporate purposes, we will be less able to plan for, or react to, changes in our business, industry and in the economy generally. This will place us at a competitive disadvantage compared to our competitors that have less indebtedness.

In addition, the Perceptive Credit Agreement contains, and any agreements evidencing or governing other future indebtedness may contain, certain covenants that limit our ability to engage in certain transactions that may be in our long-term best interests. Subject to certain limited exceptions, these covenants limit our ability to, among other things:

- convey, sell, lease, transfer, assign, dispose of or otherwise make cash payments consisting of all or any part of our business or property;

- effect certain changes in our business, management, ownership or business locations;

- merge or consolidate with, or acquire all or substantially all of the capital stock or assets of, any other company;

- create, incur, assume, be liable for or make payments on any additional indebtedness, or create, incur, allow or permit to exist any additional liens;

- pay cash dividends on, make any other distributions in respect of, or redeem, retire or repurchase, any shares of our capital stock;

- make certain investments and;

- enter into transactions with our affiliates.

There can be no guarantee that we will not breach these covenants. Our ability to comply with these covenants may be affected by events and factors beyond our control. In the event that we breach one or more covenants, our lenders may choose to declare an event of default and require that we immediately repay all amounts outstanding, terminate any commitment to extend further credit and foreclose on the collateral granted to it to collateralize such indebtedness. The occurrence of any of these events could negatively affect our business, financial condition and results of operations.

Our industry is highly competitive, and we may not be able to compete successfully with larger companies, companies with longer operating histories or more established products, or companies with greater resources.

Our industry is subject to rapid change from the introduction of new products and technologies and other activities of industry participants. There are a range of pharmaceutical and biologic agents on the market to manage COPD and emphysema symptoms. New product introductions may lead some patients to become less symptomatic and no longer seek additional treatment or may delay referrals as physicians attempt an additional drug treatment before referring for a procedure.

Our goal is to establish our solution as a standard of care for severe emphysema. Existing treatments include medical management, LVRS, lung transplantation as well as other minimally invasive treatments. The primary competitive products include the Spiration Valve System (Olympus Corporation) and the InterVapor System (Broncus Medical, Inc.; not approved for use in the United States). The Spiration Valve System is an endobronchial technology designed to offer patients with severe emphysema a minimally invasive treatment option for lung volume reduction by redirecting air away from diseased areas of the lung to healthier tissue so that patients may breathe easier. Like Zephyr Valves, the Spiration Valve System is indicated to treat patients with heterogeneous emphysema; however, the Spiration Valve System is contraindicated for patients with homogeneous emphysema. The InterVapor System offers a non-surgical and non-implant therapy developed for lung disease including emphysema and lung cancer where vapor ablation is simply the application of heated pure water to tissue. These technologies, other products that are in current clinical trials, new drugs or additional indications for existing drugs could demonstrate better safety, effectiveness, clinical results, lower costs or greater physician and patient acceptance.

We compete, or may compete in the future, against other companies which have longer operating histories, more established products and greater resources, which may prevent us from achieving significant market penetration or improved operating results. These companies enjoy several competitive advantages, including established relationships with pulmonologists who commonly treat patients with emphysema, significantly greater name recognition and significantly greater sales and marketing resources.

In addition to existing competitors, other larger and more established companies may acquire or in-license competitive products and could directly compete with us. These competitors may also try to compete with us on price both directly, through rebates and promotional programs to high volume physicians and coupons to patients, and indirectly, through attractive product bundling with complementary products that offer convenience and an effectively lower price compared to the total price of purchasing each product separately. Larger competitors may also be able to offer greater customer loyalty benefits to encourage repeat use of their products and finance a sustained global advertising campaign to compete with commercialization efforts of our products. Our competitors may seek to discredit our products by challenging our short operating history or relatively limited number of scientific studies and publications. Smaller companies could also launch new or enhanced products and services that we do not offer and that could gain market acceptance quickly. Additionally, certain of our competitors may challenge our intellectual property, may develop additional competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our market, there is the possibility of a competitor acquiring patents or other rights that may limit our ability to update our technologies and products which may impact demand for our products.

We have increased the size of our organization and expect to further increase it in the future. If we are unable to manage the anticipated growth, our business, financial condition and results of operations will be negatively affected.

Any growth that we experience in the future will require us to expand our sales personnel and manufacturing operations and general and administrative infrastructure. Future growth will impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. Rapid expansion in personnel could mean that less experienced people manufacture, market and sell our solution, which could result in inefficiencies and unanticipated costs, reduced quality and disruptions to our operations. In addition, rapid and significant growth may strain our administrative and operational infrastructure. Our ability to manage our business and growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and negatively affect our business, financial condition and results of operations.

As demand for our solution or any of our future products increases, we will need to continue to scale our capacity, expand customer service, billing and systems processes and enhance our internal quality assurance program. We cannot assure you that any increases in scale, related improvements and quality assurance will be successfully implemented or that appropriate personnel will be available to facilitate the growth of our business. Failure to implement necessary procedures, transition to new processes or hire the necessary personnel could result in higher costs of processing data or inability to meet increased demand. If we encounter difficulty meeting market demand, quality standards or physician expectations, our reputation will be harmed and negatively affect our business, financial condition and results of operations.

We expect to continue to incur net losses for the next several years and we expect to require substantial additional capital to finance our planned operations, which may include future equity and debt financings. This additional capital may not be available to us on acceptable terms or at all. Our failure to obtain additional financing when needed on acceptable terms, or at all, could force us to delay, limit, reduce or eliminate our commercialization, sales and marketing efforts, product development programs or other operations.

Since inception, we have incurred significant net losses and expect to continue to incur net losses for the foreseeable future. Since our inception, our operations have been financed primarily through the sale of equity securities, debt financing arrangements and sales of our products. As of December 31, 2025, we had $69.8 million in cash and cash equivalents, and an accumulated deficit of $521.6 million. Based on our current planned operations, we expect our cash and cash equivalents will enable us to fund our operating expenses for at least the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect.

We expect to continue to make substantial investments in clinical trials that are designed to provide clinical evidence of the safety and efficacy of our solution. We intend to continue to make significant investments in our sales and marketing organization by increasing the number of U.S. sales territory managers and expanding our international sales and marketing programs to help promote awareness and increase adoption of our solution primarily among the pulmonologists performing interventional pulmonary procedures across approximately 500 high volume hospitals. In order to continue to grow our business, we will need to hire additional sales personnel to efficiently serve the market. We also expect to continue to make investments in research and development, regulatory affairs and clinical studies to develop future generations of our solution, broaden the addressable market and expand indications, support regulatory submissions and demonstrate the clinical efficacy of our solution. We continue to make progress with our CONVERT II pivotal trial of the AeriSeal System, a potential product in development for the treatment of severe emphysema patients who are not qualified for Zephyr Valve treatment due to excessive collateral ventilation. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and Securities and Exchange Commission ("SEC") compliance, investor relations and other expenses. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for the foreseeable future. Our future capital requirements will depend on many factors, including:

- the cost, timing and results of our clinical trials and regulatory reviews;

- the cost and timing of establishing sales, marketing and distribution capabilities;

- the terms and timing of any other collaborative, licensing and other arrangements that we may establish;

- the timing, receipt and amount of sales from our current solution and potential future products;

- the degree of success we experience in continuing to commercialize our solution;

- the emergence of competing or complementary technologies;

- the cost of preparing, filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights;

- the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions; and

- the impact of public health crises on our business, financial condition, and results of operations.

We may require additional financing to fund working capital and pay our obligations. We may seek to raise any necessary additional capital through a combination of public or private equity offerings or debt financings. There can be no assurance that we will be successful in acquiring additional funding at levels sufficient to fund our operations or on terms favorable to us. If adequate funds are not available on acceptable terms when needed, we may be required to significantly reduce operating expenses, which may negatively affect our business, financial condition and results of operations. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Additional capital may not be available on reasonable terms, or at all.

If the quality of our solution does not meet the expectations of physicians or patients, then our business and reputation may be harmed.

In the course of conducting our business, we must adequately address quality issues that may arise with our solution, including defects in third-party components included in our solution. Although we have established internal procedures designed to minimize risks that may arise from quality issues, there can be no assurance that we will be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition, even in the absence of quality issues, we may be subject to claims and liability if the performance of the Zephyr Valves does not live up to the expectations of physicians or patients as a result of the physician's implantation of the valve. For example, a physician may improperly implant the Zephyr Valve. If the quality of our solution does not meet the expectations of physicians or patients, then our business and reputation with those physicians or patients may negatively affect our business, financial condition and results of operations.

If our facilities become damaged or inoperable, we will be unable to continue to research, develop and supply our solution which could negatively affect our business, financial condition and results of operations until we are able to secure a new facility and rebuild our inventory.

We do not have redundant facilities. We perform substantially all of our manufacturing, research and development and back office activity in a single location at our headquarters in Redwood City, California. We store our finished goods inventory at our headquarters and secondary facilities in Redwood City, California, Memphis, Tennessee, and the Netherlands. Our facilities, equipment and inventory would be costly to replace and could require substantial lead time to repair or replace. The facilities will be harmed or rendered inoperable by natural or man-made disasters, including, but not limited to, earthquakes, flooding, fire and power outages, which may render it difficult or impossible for us to perform our research, development and commercialization activities for some period of time. The inability to perform those activities, combined with the time it may take to rebuild our manufacturing capabilities, inventory of finished product, may result in the loss of customers or harm to our reputation. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and this insurance may not continue to be available to us on acceptable terms, or at all.

Performance issues, service interruptions or price increases by our shipping carriers could negatively affect our business, financial condition and results of operations and harm our reputation and the relationship between us and the hospitals with which we work.

Expedited, reliable shipping is essential to our operations. We rely heavily on providers of transport services for reliable and secure point-to-point transport of the Zephyr Valve and Chartis System to our customers and for tracking of these shipments. Should a carrier encounter delivery performance issues such as loss, damage or destruction of any systems, it would be costly to replace such systems in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our solution and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions affecting delivery services we use would adversely affect our ability to process orders for the Zephyr Valve on a timely basis.

We depend on our senior management team and the loss of one or more key employees or an inability to attract and retain highly skilled employees will negatively affect our business, financial condition and results of operations.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and other personnel. We are highly dependent upon our management team, particularly our Chief Executive Officer, the rest of our senior management, and other key personnel. From time to time, there have been and may in the future be changes in our management team or other key employees resulting from the hiring or departure of these personnel. For example, in October 2025, we announced that Steven Williamson resigned as President and Chief Executive Officer and as a member of our board of directors and that Mehul Joshi resigned as Chief Financial Officer. We also announced that Glendon E. French would return as the Company's President and Chief Executive

Officer and Derrick Sung, Ph.D. would rejoin the Company as our Chief Operating Officer and Chief Financial Officer. The failure to successfully execute this leadership transition could negatively impact our business and results of operations. Although we have entered into employment letter agreements with our executive officers, each of them may terminate their employment with us at any time. The replacement of any of our key personnel likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives and could therefore negatively affect our business, financial condition and results of operations. In addition, we do not carry any key person insurance policies that could offset potential loss of service under applicable circumstances.

In addition, our research and development programs and clinical operations depend on our ability to attract and retain highly skilled engineers and medical researchers. We may not be able to attract or retain qualified engineers and medical researchers in the future due to the competition for qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than us. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources and, potentially, damages.

Further, job candidates and existing employees, particularly in the San Francisco Bay Area, often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may harm our ability to recruit and retain highly skilled employees. Many of our employees have become or will soon become vested in a substantial amount of our common stock or a number of common stock options. Our employees may be more likely to leave us if the shares they own have significantly depreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. Our future success also depends on our ability to continue to attract and retain additional executive officers and other key employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it will negatively affect our business, financial condition and results of operations.

We have significant international operations, and to successfully market and sell our products in such international markets we must address international business risks with which we have limited experience.

Sales in markets outside of the United States accounted for approximately 37.0% and 32.6% of our revenue for the years ended December 31, 2025 and December 31, 2024, respectively. We currently focus our international sales and marketing efforts in Australia, Austria, Belgium, China, Denmark, France, Germany, Ireland, Italy, Japan, the Netherlands, Spain, Sweden, Switzerland and the United Kingdom. International sales are subject to a number of risks, including:

- difficulties in staffing and managing our international operations;

- the impacts of tariffs, the threat of new or increased tariffs, trade disputes, escalating trade tensions, and changes in trade agreements;

- increased competition as a result of more products and procedures receiving regulatory approval or otherwise free to market in international markets;

- longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

- reduced or varied protection for intellectual property rights in some countries;

- export restrictions, trade regulations and foreign tax laws;

- fluctuations in currency exchange rates;

- foreign certification and regulatory clearance or approval requirements;

- difficulties in developing effective marketing campaigns in unfamiliar foreign countries;

- customs clearance and shipping delays;

- political, social, and economic instability abroad, including as a result of armed conflict, war or the threat of war, terrorist activity and other security concerns in general;

- the impact of public health crises;

- preference for locally produced products;

- potentially adverse tax consequences, including the complexities of foreign value-added tax systems, tax inefficiencies related to our corporate structure, and restrictions on the repatriation of earnings;

- differing payment and reimbursement regimes;

- the burdens of complying with a wide variety of foreign laws and different legal standards; and

- increased financial accounting and reporting burdens and complexities.

A public health crisis could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could affect demand for our products and impact our business, financial condition and results of operations.

If one or more of these risks are realized, they may negatively affect our business, financial condition and results of operations.

We may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships with third parties that may not result in the development of commercially viable products, product improvements or the generation of significant future revenues.

In the ordinary course of our business, we may enter into collaborations, in-licensing arrangements, joint ventures, strategic alliances, partnerships or other arrangements to develop new products or product improvements and to pursue new markets. Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure, or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms or at all. We have limited institutional knowledge and experience with respect to these business development activities, and we may also not realize the anticipated benefits of any such transaction or arrangement. In particular, these collaborations may not result in the development of products that achieve commercial success or viable product improvements or result in significant revenues and could be terminated prior to developing any products.

Additionally, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our future collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with any future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we may have limited control over the amount and timing of resources that any future collaborators devote to our or their future products.

Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements will be contractual in nature and will generally be terminable under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium. If we enter into in-bound intellectual property license agreements, we may not be able to fully protect the licensed intellectual property rights or maintain those licenses. Future licensors could retain the right to prosecute and defend the intellectual property rights licensed to us, in which case we would depend on the ability of our licensors to obtain, maintain and enforce intellectual property protection for the licensed intellectual property. These licensors may determine not to pursue litigation against other companies or may pursue such litigation less aggressively than we would. Further, entering into such license agreements could impose various diligence, commercialization, royalty or other obligations on us. Future licensors may allege that we have breached our license agreement with them, and accordingly seek to terminate our license, which could adversely affect our competitive business position and harm our business prospects.

Significant changes or developments in U.S. and international laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, could have a material adverse effect on our business and financial condition.

We operate in a global economy, which includes utilizing third-party suppliers in several countries outside the U.S. There is inherent risk, based on the complex relationships among the U.S. and the countries in which we conduct our business, that political, diplomatic, and national security factors can lead to global trade restrictions and changes in trade policies and export regulations that may adversely affect our business and operations. The current international trade and regulatory environment is subject to significant ongoing uncertainty. The U.S. government has announced substantial new tariffs affecting a wide range of products and jurisdictions and has indicated an intention to continue developing new trade policies. In response, certain foreign governments have announced or implemented retaliatory tariffs and other protectionist measures.

Because we rely on a global sourcing strategy and significant international sales, significant changes or developments in U.S. and international laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, could increase our costs, increase our customers' costs and adversely impact our customers' business and financial condition, make our products less competitive in the U.S. and other markets affected by such actions, and materially adversely affect our business and financial condition. Current or future tariffs or other retaliatory trade measures may raise the costs of raw materials, components or finished goods, which may impact our product sales, manufacturing costs, and operational expenses. Such cost increases may reduce our margins or require us to increase prices. Any price increases could harm our competitive position, reduce customer demand and damage customer relationships. We may also experience supply chain disruptions as a result of increased costs and uncertainty.

Unlike many industries, our ability to pass increased costs to customers is limited by the structure of medical device pricing and reimbursement systems. Many of our products' pricing are established through annual or multi-year contracts with commercial, third-party payors, customers, and group purchasing organizations, and reimbursement methodologies established by government programs, such as Medicare. These arrangements typically include fixed pricing terms that were negotiated prior to the implementation of the recently announced tariffs. As a result, and depending on the timing and scope of the implementation of these tariffs, cost increases due to tariffs may be difficult or impossible to pass through to customers until the next negotiation cycle, which could be up to 36 months away.

Current or future tariffs will also result in increased research and development expenses, including with respect to increased costs associated with raw materials, laboratory equipment and research materials and components. Trade restrictions affecting the import of materials necessary for clinical trials could result in delays to our development timelines. Increased development costs and extended development timelines could place us at a competitive disadvantage compared to companies operating in regions with more favorable trade relationships and could reduce investor confidence and negatively impact our business, results of operations, financial condition and growth prospects.

The evolving trade environment may also contribute to broader macroeconomic and financial market weakness, including overall decreased spending, inflationary pressures affecting interest rates, exchange rate volatility, financial market instability, and economic recessions or downturns, which may result in decreased demand for our products, increased operational costs, difficulties raising capital, and limit expansion opportunities with existing customers. Ongoing tariff uncertainty and related legal challenges, as well as trade restrictions and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock.

The complexity of the announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the U.S. or foreign jurisdictions related to compliance with trade regulations. Foreign governments may also adopt non-tariff measures, such as informal disincentives to engage with, purchase from or invest in U.S. entities, or may take other retaliatory actions against U.S. entities, such as decreased intellectual property protection, increased enforcement actions, or delays in regulatory approvals, which may result in heightened international legal and operational risks. In addition, the U.S. and other governments have imposed and may continue to impose additional sanctions, such as trade restrictions or trade barriers, which could restrict us from doing business directly or indirectly in or with certain countries or parties and may impose additional costs and complexity to our business. We cannot predict how current or future developments in tariff and other trade policies will evolve and the extent to which they will affect our business, operations and financial condition.

Additionally, the Bureau of Industry and Security, U.S. Department of Commerce, has recently initiated an investigation to determine whether medical devices, including their components and accessories, manufactured outside the United States pose a national security risk and should be subject to additional tariffs. While we continue to monitor this investigation and the other developments described above, the full impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this Annual Report on Form 10-K.

Unfavorable global economic conditions, including as a result of geopolitical conflict, could negatively affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn, such as the global financial crisis of 2008, could result in a variety of risks to our business, including weakened demand for our solution, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy, including due to the impact of inflationary pressures, tariffs, trade disputes, escalating trade tensions and other political tensions between the U.S. and other countries, could also strain our suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing will negatively affect our business, financial condition and results of operations and we cannot anticipate all of the ways in which the economic climate and financial market conditions could negatively affect our business, financial condition and results of operations.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise negatively affect our business, financial condition and results of operations.

We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our current business, enhance our technical capabilities or otherwise offer growth opportunities. Accordingly, although we have no current commitments with respect to any acquisition or investment, we may in the future pursue the acquisition of, or joint ventures relating to, complementary businesses, applications or technologies instead of developing them ourselves. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

We may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which will harm our operating results. In addition, if an acquired business fails to meet our expectations, it will negatively affect our business, financial condition and results of operations.

Consolidation in the healthcare industry or group purchasing organizations could lead to demands for price concessions, which may affect our ability to sell our products at prices necessary to support our current business strategies.

The commercial payor industry is undergoing significant consolidation. When payors combine their operations, the combined company may elect to reimburse our products at the lowest rate paid by any of the participants in the consolidation or use its increased size to negotiate reduced rates. If one of the payors participating in the consolidation does not reimburse for the Zephyr Valve and our solution at all, the combined company may elect not to reimburse for the same, which would adversely impact our operating results.

Our long-term growth depends on our ability to enhance our solution, expand our indications and develop and commercialize additional products. If we fail to identify, acquire and develop other products, we may be unable to grow our business.

It is important to our business that we continue to enhance the Zephyr Valve, Chartis System and LungTraX Platform and develop and introduce new products. Developing products is expensive and time-consuming and could divert management's attention away from our core business. The success of any new product offering or product enhancements to our solution will depend on several factors, including our ability to:

- assemble sufficient resources to acquire or discover additional products;

- properly identify and anticipate physician and patient needs;

- develop and introduce new products and product enhancements in a timely manner;

- avoid infringing upon the intellectual property rights of third parties;

- demonstrate, if required, the safety and efficacy of new products with data from pre-clinical studies and clinical trials;

- obtain the necessary regulatory clearances or approvals for expanded indications, new products or product modifications;

- be fully compliant with FDA and comparable foreign regulatory authorities' requirements relating to the marketing of new devices or modified products;

- produce new products in commercial quantities at an acceptable cost;

- provide adequate training to potential users of our products;

- receive adequate coverage and reimbursement for procedures performed with our products; and

- develop an effective and dedicated sales and marketing team.

If we are not successful in expanding our indications and developing and commercializing new products and product enhancements, our ability to increase our revenue may be impaired, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may choose to focus our efforts and resources on a potential products or indication that ultimately prove to be unsuccessful, or to license or purchase a marketed product that does not meet our financial expectations. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other potential products or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such potential products through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights, which could adversely impact our business, financial condition and results of operations.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and products and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other products or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to timely capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and products and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product or product candidate, we may relinquish valuable rights to that product or product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

We are subject to anti-bribery, anti-corruption, and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could negatively affect our business, financial condition and results of operations.

As we grow our international presence and global operations, we will be increasingly exposed to trade and economic sanctions and other restrictions imposed by the United States, the European Union and other governments and organizations. The U.S. Departments of Justice, Commerce, State and Treasury and other federal agencies and authorities have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for violations of economic sanctions laws, export control laws, the U.S. Foreign Corrupt Practices Act ("FCPA"), and other federal statutes and regulations, including those established by the Office of Foreign Assets Control ("OFAC"). In addition, the U.K. Bribery Act of 2010 ("Bribery Act") prohibits both domestic and international bribery, as well as bribery across both private and public sectors. An organization that fails to prevent bribery by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented adequate procedures to prevent bribery. Under these laws and regulations, as well as other anti-corruption laws, anti-money laundering laws, export control laws, customs laws, sanctions laws and other laws governing our operations, various government agencies may require export licenses, may seek to impose modifications to business practices, including cessation of business activities in sanctioned countries or with sanctioned persons or entities and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions. A violation of these laws or regulations would negatively affect our business, financial condition and results of operations.

We have various policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants and agents with the FCPA, OFAC restrictions, the Bribery Act and other export control, anti-corruption, anti-money-laundering and anti-terrorism laws and regulations. We cannot assure you, however, that our policies and procedures are or will be sufficient or that directors, officers, employees, representatives, consultants and agents have not engaged and will not engage in conduct for which we may be held responsible, nor can we assure you that our business partners have not engaged and will not engage in conduct that could materially affect their ability to perform their contractual obligations to us or even result in our being held liable for such conduct. Violations of the FCPA, OFAC restrictions, the Bribery Act or other export control, anti-corruption, anti-money laundering and anti-terrorism laws or regulations may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, financial condition and results of operations.

Our results may be impacted by changes in foreign currency exchange rates.

A significant proportion of our sales are outside of the United States, and a majority of those are denominated in foreign currencies, which exposes us to foreign currency risks, including changes in currency exchange rates. Foreign currency exchange fluctuations have negatively impacted, and may continue to negatively impact, our revenue from international markets. We do not currently engage in any hedging transactions. If we are unable to address these risks and challenges effectively, our international operations may not be successful, and our business could be harmed.

Our ability to utilize our net operating loss carryforwards and research and development credit may be limited.

In general, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended ("Code"), a corporation that undergoes an ownership change, generally defined as a greater than 50% change by value in its equity ownership over a three-year period, is subject to limitations on its ability to utilize its pre-change net operating losses ("NOLs") and its research and development credit carryforwards to offset future taxable income. Our existing NOLs and research and development credit carryforwards may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change, our ability to utilize NOLs and research and development credit carryforwards could be further limited by Sections 382 and 383 of the Code. In addition, our ability to deduct net interest expense may be limited if we have insufficient taxable income for the year during which the interest is incurred, and any carryovers of such disallowed interest would be subject to the limitation rules similar to those applicable to NOLs and other attributes. Future changes in our stock ownership, some of which might be beyond our control, could result in an ownership change under Section 382 of the Code. For these reasons, in the event we experience a change of control, we may not be able to utilize a material portion of the NOLs, research and development credit carryforwards or disallowed interest expense carryovers, even if we attain profitability.

We may not be able to achieve or maintain satisfactory pricing and margins for our products.

Manufacturers of medical devices have a history of price competition, and we can give no assurance that we will be able to achieve satisfactory prices for our solution or maintain prices at the levels we have historically achieved. Any decline in the amount that payors reimburse our customers for the Zephyr Valve and related products could make it difficult for customers to continue using, or to adopt, our solution and could create additional pricing pressure for us. If we are forced to lower the price we charge for our solution, our gross margins will decrease, which will adversely affect our ability to invest in and grow our business. If we are unable to maintain our prices, or if our costs increase and we are unable to offset such increase with an increase in our prices, our margins could erode. We will continue to be subject to significant pricing pressure, which will negatively affect our business, financial condition and results of operations.

Governmental export or import controls could limit our ability to compete in foreign markets and subject us to liability if we violate them.

Our products may be subject to U.S. export controls. Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, will harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments and persons targeted by U.S. sanctions. If we fail to comply with export and import regulations and such economic sanctions, we may be fined or other penalties could be imposed, including a denial of certain export privileges. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell access to our products would likely negatively affect our business, financial condition and results of operations.

Public health crises have in the past and may in the future have a material adverse impact on our business, financial condition and results of operations.

Public health crises and other events beyond our control, have in the past and may in the future have a material adverse impact on our business, financial condition and results of operations. For example, the COVID-19 pandemic and related governmental and societal responses to mitigate its impact had a material adverse impact on our business, financial condition and results of operations by decreasing and delaying procedures performed using our products due to healthcare organizations prioritizing the treatment of patients with COVID-19 and altering their operations to respond to the pandemic.

A public health crisis could significantly disrupt economic activity globally and have a material adverse impact our ability to access capital and on our business, financial condition and results of operations as a result of hospitals reducing capital and overall spend and other potential changes in healthcare organizations' prioritizing of patient treatment, significant job losses and unemployment, including the inability of patients to obtain or maintain health insurance policies, inflation, and reductions in disposable income. Additionally, if a public health crisis or other event beyond our control were to emerge, there may be limited provider capacity due to labor shortages, or for other reasons, which could limit the ability of patients to receive treatment with Zephyr Valves. This limited provider and hospital capacity could have a material adverse effect on our business, financial condition and results of operations, and it may have the effect of heightening other risks described in this "Risk Factors" section.

Potential natural disasters could damage, destroy or disrupt clinical study sites, our office spaces, manufacturing facilities, and/or warehouses, which could have a significant negative impact on our operations.

We are vulnerable to the increasing impact of climate change and other natural disasters. Volatile changes in weather conditions, including extreme heat or cold, could increase the risk of wildfires, floods, blizzards, hurricanes and other weather-related disasters. Such extreme weather events, or other natural disasters such as earthquakes, can cause power outages and network disruptions that may result in disruption to operations and may impact our ability to continue or complete our clinical studies, which will negatively impact our operations and delay our plans to commercialize our product candidates. They could also cause significant damage to or destruction of our clinical study sites resulting in temporary or long-term closures of these facilities. Such disasters could also result in loss or damage to office buildings, manufacturing facilities, employee and/or patient homes, employees and/or patients relocating to other parts of the country or being unwilling to travel to the clinical study site locations, and the inability to recruit key employees and/or enroll patients. This could result in adverse impacts to the available workforce and/or patients, damage to or destruction of materials and/or data, or the inability to conduct clinical studies and deliver new data.

Risks Related to Government Regulation and Our Industry

Our products and operations are subject to extensive government regulation and oversight both in the United States and abroad. If we fail to obtain and maintain necessary regulatory approvals for the Zephyr Valve and

related products, or if approvals for future products and indications are delayed or not issued, it will negatively affect our business, financial condition and results of operations.

The Zephyr Valve, and any other medical device products for which we obtain the necessary approvals are subject to extensive regulation by the FDA in the United States and comparable foreign regulatory authorities abroad. Regulations specific to medical devices are wide ranging and govern, among other things:

- product design, development, manufacture, and release;

- laboratory, pre-clinical and clinical testing, labeling, packaging, storage and distribution;

- product safety and efficacy;

- premarketing clearance or approval;

- service operations;

- record keeping;

- product marketing, promotion and advertising, sales and distribution;

- post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals;

- post-market approval studies; and

- product import and export.

The 510(k) or PMA and foreign equivalents process can be expensive, lengthy and unpredictable. We may not be able to obtain any necessary clearances, certification or approval or may be unduly delayed in doing so, which will negatively affect our business, financial condition and results of operations. Furthermore, even if we are granted regulatory clearances, certification or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Although we have obtained PMA approval and CE marked our product after obtaining related CE Certificates of Conformity to market the Zephyr Valve, the AeriSeal System, the Chartis Catheter and the Chartis Console, our approval and CE Certificates of Conformity can be revoked if safety or efficacy problems develop.

The FDA, comparable foreign regulatory authorities and Notified Bodies can delay, limit or deny clearance, certification or approval of a device for many reasons, including:

- our inability to demonstrate to the satisfaction of the FDA, the applicable regulatory authority or Notified Body that our products are safe or effective for their intended uses;

- the disagreement of the FDA or the applicable foreign regulatory authority or Notified Body with the design or implementation of our clinical trials or the interpretation of data from pre-clinical studies or clinical trials;

- serious and unexpected adverse device effects experienced by participants in our clinical trials;

- the data from our pre-clinical studies and clinical trials may be insufficient to support clearance, certification or approval, where required;

- our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

- the manufacturing process or facilities we use may not meet applicable requirements; and

- the potential for approval policies or regulations of the FDA or applicable foreign regulatory authorities to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance, certification or approval.

If we fail to remain in compliance with applicable European Union laws, we would be unable to continue to affix the CE mark to our products, which would prevent us from selling them within the European Economic Area ("EEA") and other European countries in which we rely on the CE mark.

The FDA and state and international authorities including EU Member States have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by any such agency and authority, which may include any of the following sanctions:

- adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

- repair, replacement, refunds, recall or seizure of our products;

- operating restrictions, partial suspension or total shutdown of production;

- denial of our requests for regulatory clearance, certification or premarket approval of new products or services, new intended uses or modifications to existing products or services;

- withdrawal of regulatory clearance, certification or premarket approvals that have already been granted; or

- criminal prosecution.

If any of these events were to occur, it will negatively affect our business, financial condition and results of operations.

Changes in the regulatory environment may constrain or require us to restructure our operations, which may harm our revenue and operating results.

Healthcare laws and regulations change frequently and may change significantly in the future. We may not be able to adapt our operations to address every new regulation, and new regulations may negatively affect our business, financial condition and results of operations. We cannot assure you that a review of our business by courts or regulatory authorities would not result in a determination that adversely affects our revenue and operating results, or that the healthcare regulatory environment will not change in a way that restricts our operations. In addition, there is risk that the U.S. Congress may implement changes in laws and regulations governing healthcare service providers, including measures to control costs, or reductions in reimbursement levels, which may negatively affect our business, financial condition and results of operations.

The federal government is considering ways to change, and has changed, the manner in which healthcare services are paid for in the United States. CMS establishes Medicare payment levels for hospitals and physicians on an annual basis, which can increase or decrease payment to such entities. CMS, as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Further reductions of reimbursement by CMS for services or changes in policy regarding coverage of tests or other services provided or other requirements for payment, such as prior authorization or a physician's or qualified practitioner's signature on test/service requisitions, may be implemented from time to time. Individual states may also enact legislation that impacts Medicaid payments to hospitals and physicians. Reductions in the reimbursement rates and changes in payment policies of other third-party payors may occur as well. Similar changes in the past have resulted in reduced payments as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local and third-party payor regulations or policies may negatively affect our business, financial condition and results of operations. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also negatively affect our business, financial condition and results of operations.

In addition to changes to the regulatory environment in the United States, there have been changes to the regulatory environment in certain foreign jurisdiction in which we operate. For example, the European Union Medical Device Regulation (Regulation (EU) 2017/745) ("MDR") became applicable in 2021 and includes transitional provisions that have been subject to multiple amendments. We are currently placing our medical devices on the market in accordance with the requirements of the MDR, including the stringent requirements of the transitional provisions of the MDR which, among other conditions require continuous compliance with the requirements of the European Union Medical Devices Directive (Council Directive 93/42/EEC) ("MDD") and the guidance of the European Commission's Medical Devices Coordination Group. For those devices that we place on the market in the EU on the basis of the transitional provisions of the MDR, we intend to complete conformity assessment procedures for such medical devices in accordance with the MDR prior to the expiration of our existing CE Certificate(s) of Conformity issued by our Notified Body, BSI, issued on the basis of the MDD, in accordance with the transitional provisions of the MDR. The changes to the regulatory system implemented in the EU by the MDR include stricter requirements for clinical evidence and pre-market assessment of safety and performance, new classifications to indicate risk levels, requirements for third party testing by Notified Bodies, tightened and streamlined quality management system assessment procedures and additional requirements for the quality management system, additional requirements for traceability of products and transparency as well a refined responsibility of economic operators. We are also required to provide clinical data in the form of a clinical evaluation report. Fulfilment of the obligations imposed by the MDR may cause us to incur substantial costs. We may be unable to fulfil these obligations for medical devices we intend to place on the EU market, or our Notified Body, where they are involved, may consider that we have not adequately demonstrated compliance with our related obligations to merit a CE Certificate of Conformity on the basis of the MDR. We must obtain the appropriate CE Certificate(s) of Conformity in accordance with the MDR to continue to place our products on the EU market, or other countries that relate their medical device regulations to a CE mark, once we can no longer benefit from the transitional provisions of the MDR. The modifications of the MDR may have an effect on the way we conduct our business in the EEA. Additional regulatory changes may negatively affect our business, financial condition and results of operations.

Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other government agencies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed, cleared or approved or commercialized in a timely manner, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new devices to be reviewed and/or approved or cleared by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 43 days beginning on October 1, 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting business as usual or conducting inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

A recall of our products, either voluntarily or at the direction of the FDA or another regulatory authority, or the discovery of serious safety issues with our products that leads to corrective actions, could have a significant adverse impact on us.

The FDA and similar foreign regulatory authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on an FDA finding that there is reasonable probability that the device would cause serious injury or death. Manufacturers may also, under their own initiative, recall a product if any material deficiency in a device is found or withdraw a product to improve device performance or for other reasons. The FDA requires that certain classifications of recalls be reported to the FDA within ten working days after the recall is initiated. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing errors, design or labeling defects or other deficiencies and issues. Similar regulatory authorities in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources and could cause the price of our stock to decline, expose us to product liability or other claims and harm our reputation with customers. A future recall announcement will harm our reputation with customers and negatively affect our sales. In addition, the FDA or a foreign regulatory authority could take enforcement action for failing to report the recalls when they were conducted.

In addition, under the FDA's medical device reporting regulations ("MDRs"), we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall. We are also required to follow detailed recordkeeping requirements for all firm-initiated medical device corrections and removals, and to report such corrective and removal actions to FDA if they are carried out in response to a risk to health and have not otherwise been reported under the MDRs. Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals, or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which will negatively affect our business, financial condition and results of operations, including our ability to market our products in the future. Comparable requirements and related consequences are applicable in foreign countries.

Any adverse event involving our products, whether in the United States or abroad, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

We are subject to certain federal, state and foreign fraud and abuse laws, health information privacy and security laws and transparency laws, which, if violated, could subject us to substantial penalties and negatively affect our business, financial condition and results of operations.

The products and services we offer are highly regulated, and there can be no assurance that the regulatory environment in which we operate will not change significantly and adversely in the future. Our arrangements with physicians, hospitals and clinics may expose us to broadly applicable fraud and abuse and other laws and regulations that may restrict the financial arrangements and relationships through which we market, sell and distribute our products and services. Federal and state healthcare laws and regulations that may affect our ability to conduct business, include, without limitation:

- federal and state laws and regulations regarding billing and claims payment applicable to our solution and regulatory agencies enforcing those laws and regulations;

- the federal Anti-Kickback Statute, which prohibits, among other things, any person or entity from knowingly and willfully offering, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs, such as Medicare and Medicaid;

- the federal false claims laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false claims, or knowingly using false statements, to obtain payment from the federal government;

- federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

- the federal Physician Payments Sunshine Act, created under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act") and its implementing regulations, which requires certain manufacturers of drugs, medical devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other health care professionals (such as physician assistants and nurse practitioners) and teaching hospitals, as well as information regarding ownership and investment interests held by physicians and their immediate family members;

- federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and its implementing regulations, which impose certain requirements relating to the privacy, security and transmission of individually identifiable health information on covered entities, including certain healthcare providers, health plans and healthcare clearinghouses, and their respective Business Associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a Covered Entity as well as their covered subcontractors; HIPAA also created criminal liability for, among other things, knowingly and willfully falsifying or concealing a material fact or making a materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

- the Federal Drug & Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

- the federal physician self-referral prohibition, commonly known as the Stark Law, which prohibits, among other things, physicians who have a financial relationship, including an investment, ownership or compensation relationship with an entity, from referring Medicare and Medicaid patients to that entity for designated health services, which include clinical laboratory services, unless an exception applies. Similarly, entities may not bill Medicare, Medicaid or any other party for services furnished pursuant to a prohibited referral;

- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and

- similar healthcare laws and regulations in the European Union, the UK and other jurisdictions, including national anti-bribery laws of European countries and national rules, regulations, industry self-regulation codes reporting requirements detailing interactions with and payments to healthcare providers and laws governing the privacy and security of certain protected information, such as personal data under the General Data Protection Regulation ("GDPR").

The Affordable Care Act was enacted in 2010. The Affordable Care Act, among other things, amended the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes, including those created under HIPAA. A person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Affordable Care Act provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA.

To enforce compliance with the healthcare regulatory laws, certain enforcement bodies have continued their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time and resource-consuming and can divert management's attention from the business. Additionally, as a result of these investigations, healthcare providers and entities may have to agree to additional compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise negatively affect our business, financial condition and results of operations. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to.

In December 2022, we received a civil investigative demand ("CID") from the U.S. Department of Justice, Civil Division ("USDOJ") in connection with an investigation under the False Claims Act. The CID requested information and documents regarding our relationships with certain health care providers, medical practices, and hospitals in connection with the sales and marketing of the Zephyr Valves and related products and services. Subsequently, on or about January 27, 2025 the US DOJ filed on behalf of itself and certain states attorneys general, a Notice of Election to Decline Intervention in and to unseal the underlying action filed by an individual (the "Relator") in U.S. District Court for the Northern District of California (the "Qui Tam Action"). In December 2025, the Company entered into a settlement agreement with the Relator with approval by the US DOJ and the various states' attorneys general who were parties to the Qui Tam Action. The Qui Tam Action was dismissed on December 22, 2025.

Although we have adopted policies and procedures designed to comply with these laws and regulations and conduct internal reviews of our compliance with these laws, our activities, including those relating to the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products (such as our patient reimbursement support program) and the sale and marketing of our products, may be subject to scrutiny under these laws. Because of the breadth of these laws and the narrowness of available statutory exceptions and regulatory safe harbors, it is possible that some of our activities could be subject to challenge under one or more such laws. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to significant penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment for individuals, additional oversight and reporting obligations, exclusion from participation in government programs, such as Medicare and Medicaid, or comparable foreign programs, imprisonment, contractual damages, reputation harm and disgorgement and we could be required to curtail or cease our operations. Any of the foregoing consequences will negatively affect our business, financial condition and results of operations.

If we modify the Zephyr Valve, we may need to seek additional clearances, certification or approvals, which, if not granted, would prevent us from selling our modified products.

In the United States, the Zephyr Valve is marketed pursuant to a PMA order issued by the FDA. Any modifications to a PMA-approved device that could significantly affect its safety or effectiveness, including significant design and manufacturing changes, or that would constitute a major change in its intended use, manufacture, design, components, or technology requires approval of a new PMA application or PMA supplement. However, certain changes to a PMA-approved device do not require submission and approval of a new PMA or PMA supplement and may only require notice to FDA in a PMA 30-Day Notice, Special PMA Supplement—Changes Being Effected or PMA Annual Report. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new approvals are necessary. If the FDA disagrees with our determination and requires us to seek new PMA approvals for modifications to our previously approved products for which we have concluded that new approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Furthermore, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe or effective or that appropriate regulatory submissions were not made.

For those medical devices sold in the EU and for which we have obtained a CE Certificate of Conformity by a Notified Body, we must notify our Notified Body if significant changes are made to the devices or if there are substantial changes to our quality assurance systems affecting those products. In addition, if we make any substantial changes to medical devices for which we have obtained a CE Certificate of Conformity on the basis of the MDD and which we continue to place on the EU market on the basis of the transitional provisions of the MDR, we will no longer be able to benefit from the transitional provisions of the MDR. Substantial changes to such devices will trigger immediate compliance with the full regulatory framework of the MDR.

Delays in receipt or failure to receive approvals or certifications, the loss of previously received approvals or certifications, or the failure to comply with any other existing or future regulatory requirements, could reduce our sales, profitability and future growth prospects.

Failure to comply with post-marketing regulatory requirements could subject us to enforcement actions, including substantial penalties, and might require us to recall or withdraw a product from the market.

Even though we have obtained approval for the Zephyr Valve, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, registration, and listing of devices. For example, we must submit periodic reports to the FDA as a condition of PMA approval. These reports include safety and effectiveness information about the device after its approval. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

In the EU, the MDR imposes strict post-market regulatory requirements which are also applicable to those devices for which we have obtained a CE Certificate of Conformity on the basis of the MDD and which we continue to place on the EU market on the basis of the transitional provisions of the MDR.

The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs, or lower than anticipated sales. Even after we have obtained the proper regulatory approval or certification to market a device, we have ongoing responsibilities under FDA regulations and applicable foreign laws and regulations. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, state or foreign regulatory authorities, which will negatively affect our business, financial condition and results of operations.

If treatment guidelines for severe emphysema or the standard of care evolves, we may need to redesign and seek new marketing authorization from the FDA or comparable foreign regulatory authorities, or certification from Notified Bodies, for one or more of our products.

If treatment guidelines for severe emphysema changes or the standard of care for this condition evolves, we may need to redesign the applicable product and seek new approvals from the FDA or comparable foreign regulatory authorities, or certification from Notified Bodies. Our PMA approvals from the FDA are based on current treatment guidelines. If treatment guidelines change so that different treatments become desirable, the clinical utility of one or more of our products could be diminished and will negatively affect our business, financial condition and results of operations.

If we or our suppliers fail to comply with the FDA's QMSR or the European Union MDR, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes and those of our third-party suppliers are required to comply with the FDA's QMSR and the European Union MDR, including Quality Management System requirements, both of which cover procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of Zephyr Valves, the AeriSeal System, the Chartis Catheter and the Chartis Console. We are also subject to similar state requirements and licenses, and comply with ongoing International Organization for Standardization ("ISO") in all operations, including design, manufacturing, and service, to maintain our CE Marks. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by governmental agencies, including the FDA, state authorities, competent authorities of EU Member States, European Union Notified Bodies and comparable authorities in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to take adequate corrective action in response to an adverse regulatory inspection could result in, among other things, a shutdown of our manufacturing or product distribution operations, significant fines, suspension of marketing clearances, certification and approvals, seizures or recalls of our device, operating restrictions and criminal prosecutions, any of which would negatively affect our business, financial condition and results of operations. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our product and cause our revenue to decline.

We are registered with the FDA as a manufacturer. The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the CDPH to determine our compliance with the QMSR and other regulations at our manufacturing facility, and these inspections may include the manufacturing facilities of our suppliers. We believe that we are in compliance, in all material respects, with the QMSR.

We also maintain a CE Certificate of Conformity in accordance with the MDD and a separate CE Certificate of Conformity in according with the MDR for the design and manufacture of our products issued by BSI in the Netherlands, our European Notified Body. We believe that we are in compliance, in all material respects, with the MDD and MDR, as applicable to our products.

We can provide no assurance that we will continue to remain in compliance with the QMSR, MDR, and MDD, as applicable to our products. If the FDA, CDPH, BSI or competent authorities of EU Member States inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility, we may be unable to produce our solutions, which will negatively affect our business, financial condition and results of operations.

The misuse or off-label use of our solution will harm our image in the marketplace, result in injuries that lead to product liability suits or result in costly investigations and sanctions by regulatory bodies if we are deemed to

have engaged in the promotion of these uses, any of which will negatively affect our business, financial condition and results of operations.

Our solution has been approved by the FDA for specific indications. We train our marketing and direct sales force to not promote our products for uses outside of the FDA-approved indications for use, known as "off-label" uses. We cannot, however, prevent a physician from using our products off-label, when in the physician's independent professional medical judgment, he or she deems it appropriate. There may be increased risk of injury to patients if physicians attempt to use our products off-label. Furthermore, the use of our products for indications other than those approved by the FDA or any foreign regulatory body, or for which we have CE marked our products, may not effectively treat such conditions, which will harm our reputation in the marketplace among physicians and patients.

Physicians may also misuse our products or use improper techniques if they are not adequately trained, potentially leading to injury and an increased risk of product liability. If our products are misused or used with improper technique, we may become subject to costly litigation by our customers or their patients. Product liability claims could divert management's attention from our core business, be expensive to defend, and result in sizable damage awards against us that may not be covered by insurance. In addition, if the FDA or any foreign regulatory body determines that our promotional materials or training constitute promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine or criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil and administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, and the curtailment of our operations. Any of these events will negatively affect our business, financial condition and results of operations and cause our stock price to decline.

We may be subject to regulatory or enforcement actions if we engage in improper marketing or promotion of our products.

Our educational and promotional activities and training methods must comply with FDA and other applicable laws, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by the FDA, or for which we have CE marked our products. Use of a device outside of its cleared, approved, or CE marked indications is known as "off-label" use. Physicians may use our products off-label in their professional medical judgment, as the FDA and comparable foreign regulatory authorities do not restrict or regulate a physician's choice of treatment within the practice of medicine. However, if the FDA or comparable foreign regulatory authorities determine that our educational and promotional activities or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of warning letters, untitled letters, fines, penalties, injunctions, or seizures, which could have an adverse impact on our reputation and financial results. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our educational and promotional activities or training methods to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged, and adoption of the products could be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, the FDA or another regulatory authority could disagree and conclude that we have engaged in off-label promotion. It is also possible that other federal, state or foreign enforcement authorities might take action, such as federal prosecution under the FCA, if they consider our business activities constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil or administrative penalties, damages, fines, disgorgement, exclusion from participation in government healthcare programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations. In addition, the off-label use of our products may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention, result in substantial damage awards against us, and harm our reputation.

The clinical trial process required to obtain regulatory approvals and certification is lengthy and expensive with uncertain outcomes. If clinical studies of our future products do not produce results necessary to support regulatory clearance, certification or approval in the United States or, with respect to our current or future products, elsewhere, we will be unable to expand the indications for or commercialize these products and may incur additional costs or experience delays in completing, or ultimately be unable to complete, the commercialization of those products.

We have obtained PMA approval and a CE Certificate of Conformity for the Zephyr Valve in accordance with the MDD. Additionally, we have received a CE Certification of Conformity for the AeriSeal System in accordance with the MDD and we are currently conducting a global clinical trial designed to support PMA approval for the AeriSeal System. We have also obtained a CE Certificate of Conformity in accordance with the MDR for the Chartis Catheter and the Chartis Console. In order to obtain PMA approval for a device, the sponsor must conduct well-controlled clinical trials designed to assess the safety and efficacy of the product candidate. Similar requirements may apply outside the U.S. Conducting clinical trials is a complex and expensive process, can take many years, and outcomes are inherently uncertain. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will ever result in commercial revenue. We may experience significant setbacks in clinical trials, even after earlier clinical trials showed promising results, and failure can occur at any time during the clinical trial process. Any of our products may malfunction or may produce undesirable adverse effects that could cause us or regulatory authorities to interrupt, delay or halt clinical trials. We, the FDA, or another regulatory authority may suspend or terminate clinical trials at any time to avoid exposing trial participants to unacceptable health risks.

Successful results of pre-clinical studies are not necessarily indicative of future clinical trial results, and predecessor clinical trial results may not be replicated in subsequent clinical trials. Additionally, the FDA or comparable foreign regulatory authorities may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the clearance, certification or approval of our products. The data we collect from our pre-clinical studies and clinical trials may not be sufficient to support FDA or comparable foreign regulatory authority clearance or approval, or certification, and if we are unable to demonstrate the safety and efficacy of our future products in our clinical trials, we will be unable to obtain regulatory clearance, certification or approval to market our products.

In addition, we may estimate and publicly announce the anticipated timing of the accomplishment of various clinical, regulatory and other product development goals, which are often referred to as milestones. These milestones could include the obtainment of the right to affix the CE mark in the European Union; the submission to the FDA of an Investigational Device Exemption ("IDE") application to commence a pivotal clinical trial for a new product candidate; the enrollment of patients in clinical trials; the release of data from clinical trials; and other clinical and regulatory events. The actual timing of these milestones could vary dramatically compared to our estimates, in some cases for reasons beyond our control. We cannot assure you that we will meet our projected milestones and if we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our stock price may decline.

Clinical trials are necessary to support PMA applications and may be necessary to support PMA supplements for modified versions of our marketed device products. Similar requirements may apply outside the U.S. This would require the enrollment of large numbers of suitable subjects, which may be difficult to identify, recruit and maintain as participants in the clinical trial. Adverse outcomes in the post-approval studies could also result in restrictions or withdrawal of approval of the PMA or comparable foreign approvals or certification. We will likely need to conduct additional clinical studies in the future to support new indications for our products or for approvals, certification or clearances of new product lines, or for the approval or certification of the use of our products in some foreign countries. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. The initiation and completion of any of these studies may be prevented, delayed, or halted for numerous reasons. We may experience a number of events that could adversely affect the costs, timing or successful completion of our clinical trials, including:

- we may be required to submit an IDE application to the FDA, or comparable foreign applications, which must become effective prior to commencing human clinical trials, and the FDA or comparable foreign regulatory authorities may reject our application and notify us that we may not begin investigational trials;

- regulators and other comparable foreign regulatory authorities may disagree as to the design or implementation of our clinical trials;

- regulators, IRBs, ethics committees or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

- we may not reach agreement on acceptable terms with prospective contract research organizations ("CROs") and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

- the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate;

- our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

- we might have to suspend, vary or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;

- we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB, ethics committee or regulatory authority for re-examination;

- regulators, IRBs, ethics committees, or other parties may require or recommend that we or our investigators suspend, vary or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

- the cost of clinical trials may be greater than we anticipate;

- clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;

- we may be unable to recruit a sufficient number of clinical trial sites;

- regulators, IRBs, ethics committees or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party supplier with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

- approval policies or regulations of the FDA or applicable foreign regulatory authorities may change in a manner rendering our clinical data insufficient for approval; and

- our current or future products may have undesirable side effects or other unexpected characteristics.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians' and patients' perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor's product candidate or provider's competing clinical trial. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in any of our clinical trials may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities' legal requirements, regulations or guidelines, and are subject to oversight by these governmental authorities and IRBs or ethics committees at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under current good manufacturing practice, requirements and other regulations. Furthermore, we may rely on CROs, and clinical trial sites to ensure the proper and timely conduct of our clinical trials and we may have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice ("GCP") requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.

Even if our future products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance, certification or approval by regulatory authorities in those countries. Clearance, certification or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA and comparable foreign regulatory authorities, and if we fail to do so, we would be subject to sanctions that could negatively affect our business, financial condition and results of operations.

We are required to file various reports with the FDA, national competent authorities of EU Member States and comparable foreign regulatory authorities, including reports required by the MDRs and the (EU) MDR that require that we report to the regulatory authorities if our solutions may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur and we have filed such reports in the past. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which will negatively affect our business, financial condition and results of operations.

If we initiate a correction or removal for the Zephyr Valve to reduce a risk to health posed by it, we would be required to submit a publicly available correction and removal report to the FDA and, in many cases, similar reports to other regulatory authorities. This report could be classified by the FDA or comparable foreign regulatory authorities as a device recall which could lead to increased scrutiny by the FDA, other foreign regulatory authorities and our customers regarding the quality and safety of our solutions. Furthermore, the submission of these reports could be used by competitors against us and cause physicians to delay or cancel prescriptions, which will harm our reputation.

If we assess a potential quality issue or complaint as not requiring either field action or notification, respectively, regulators may review documentation of that decision during a subsequent audit. If regulators disagree with our decision, or take issue with either our investigation process or the resulting documentation, regulatory agencies may impose sanctions and we may be subject to regulatory enforcement actions, including warning letters, all of which will negatively affect our business, financial condition and results of operations.

If we do not obtain and maintain international regulatory registrations, certification or approvals for our products, we will be unable to market and sell our products outside of the United States.

Sales of our products outside of the United States are subject to foreign regulatory requirements that vary widely from country to country. In addition, the FDA regulates exports of medical devices from the United States. While the regulations of some countries may not impose barriers to marketing and selling our products or only require notification, others require that we obtain the approval of a specified regulatory body. Complying with foreign regulatory requirements, including obtaining registrations, certification or approvals, can be expensive and time-consuming, and we may not receive regulatory approvals or certification in each country in which we plan to market our products, or we may be unable to do so on a timely basis. The time required to obtain registrations, certification or approvals, if required by other countries, may be longer than that required for FDA approval, and requirements for such registrations, clearances, certification or approvals may significantly differ from FDA requirements. If we modify our products, we may need to apply for additional regulatory approvals or certification before we are permitted to sell the modified product. In addition, we may not continue to meet the quality and safety standards required to maintain the authorizations or certification that we have received. If we are unable to maintain our authorizations or certification in a particular country, we will no longer be able to sell the applicable product in that country.

Regulatory approval by the FDA does not ensure registration, clearance, certification or approval by regulatory authorities in other countries, and registration, clearance, certification or approval by one or more foreign regulatory authorities does not ensure registration, clearance or approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining registration, certification or regulatory clearance or approval in one country may have a negative effect on the regulatory process in others.

Healthcare reform measures could hinder or prevent the commercial success of our solutions.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that will harm our future revenues and profitability and the demand for our solutions. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products. For example, the Affordable Care Act contains a number of provisions that continue to impact the healthcare industry.

There have been executive, judicial and congressional challenges and amendments to certain aspects of the Affordable Care Act. On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the Affordable Care Act will be subject to judicial or congressional challenges in the future, including congressional legislation to modify or replace the

Affordable Care Act or elements of the Affordable Care Act. It is unclear how any such challenges and the healthcare reform measures of the current administration will impact the Affordable Care Act and our business, financial condition and results of operations.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to CMS payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional congressional action is taken.

The current administration and Congress may pursue significant changes to the current healthcare laws. The impact of those changes on us and potential effect on the medical device industry as a whole is currently unknown. Any changes to the Affordable Care Act are likely to have an impact on our results of operations, and may negatively affect our business, financial condition and results of operations. We cannot predict what other healthcare programs and regulations will ultimately be implemented at the federal or state level or the effect of any future legislation or regulation in the United States may negatively affect our business, financial condition and results of operations.

The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare will harm:

- our ability to set a price that we believe is fair for the Zephyr Valve;

- our ability to generate revenue and achieve or maintain profitability; and

- the availability of capital.

Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our current and future solutions. In addition, changes in healthcare policy could increase our costs, decrease our revenue and impact sales of and reimbursement for our current and future products.

We and the third parties with whom we work are subject to stringent and evolving obligations related to data privacy and information security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; loss of customers; and other adverse business impacts.

In the ordinary course of business, we or the third parties with whom we work, may collect, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share or otherwise process proprietary, confidential, and sensitive data (including but not limited to intellectual property, proprietary business information, and personal data including PHI).

We are subject to diverse laws and regulations relating to data privacy and information security. Our data processing activities may also subject us to numerous other data privacy and information security obligations, such as external and internal privacy and security policies, contracts, and other obligations that govern the processing of personal data by us and on our behalf. In addition, privacy advocates and industry groups have proposed, and may propose in the future, standards by which we are legally or contractually bound to comply.

New data privacy and information security laws are being enacted in the United States on the federal, state, and local levels, and existing ones are being updated and strengthened. Numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered business, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. For example, the California Consumer Privacy Act ("CCPA") went into effect on January 1, 2020 and requires companies that process personal data on California residents to make new disclosures to consumers about their data collection, use and sharing practices, and allow consumers to opt out of certain data sharing with third parties. The CCPA also provides for civil penalties for violations (up to $7,500 per intentional violation), as well as a private right of action for certain data breaches that is expected to increase data breach litigation. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us and the third parties with whom we work. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any data privacy and information security laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive data, such as personal data, confidential patient or consumer information, whether by us, one of our business associates or another third-party, could negatively affect our business, financial condition and results of operations, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive and statutory damages; litigation; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; and injunctive relief.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and information security. For example, the European Union's General Data Protection Regulation ("EU GDPR"), the United Kingdom's GDPR ("UK GDPR") (collectively, "GDPR") governs the processing (which can include any action, such as collection, use, storage adaptation or alteration, disclosure or transfer) of personal data relating to individuals located in Europe (including the UK). Among other things, the GDPR sets out extensive compliance requirements, including providing detailed disclosures about how personal data is collected and processed, demonstrating that an appropriate legal basis is in place to justify data processing activities; granting various rights for data subjects in regard to their personal data, such as the right to delete certain personal data, as well as enhancing pre-existing rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; imposing limitations on retention of personal data; maintaining a record of data processing; complying with the principle of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit; and expanding the definition of personal data to include coded data and requiring changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. The GDPR imposes substantial fines for breaches and violations (up to the greater of €20 million, £17.5 million, or, in each case, 4% of our global turnover, whichever is greater), and companies may also face temporary or definitive bans on data processing and other corrective actions. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.

In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt or have already adopted similarly stringent data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered individuals (i.e., individuals and entities located in or controlled by individuals or entities located in those jurisdictions) that may impact certain business activities such as vendor engagements, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted.

We cannot assure you that our third-party service providers with access to our or our customers', suppliers', trial patients' and employees' personal data and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience security incidents or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy and information security laws and regulations, which could in turn adversely affect our business, results of operations and financial condition. We cannot assure you that our contractual measures and our own privacy and information security-related safeguards will protect us from the risks associated with the third-party processing, storage, and transmission of such information. We publish privacy policies, marketing materials, white papers and other statements, such as statements related to compliance with certain certifications or self-regulatory principles, concerning data privacy, information security and artificial intelligence. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Moreover, complying with the various data privacy and information security laws that are applicable to us could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. In addition, these obligations may require us to change our business model. Any failure (or perceived failure) to comply could result in government enforcement actions (which could include civil or criminal penalties), private litigation and mass arbitration demands, additional reporting requirements and/or oversight, bans or restrictions on processing personal data, orders to destroy or not use personal data, imprisonment of company officials, and/or adverse publicity and could negatively affect our operating results and business. In particular, plaintiffs have become increasingly more active in bringing privacy-related claims against companies, including class claims and mass arbitration demands. Some of these claims allow for the recovery of statutory damages on a per violation basis, and, if viable, carry the potential for monumental statutory damages, depending on the volume of data and the number of violations.

Claims that we have violated individuals' privacy rights, failed to comply with privacy laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, and results of operations.

Our employees and personnel use generative AI ("AI") technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

Several jurisdictions around the globe, including Europe and certain U.S. states, have proposed or enacted laws governing AI technologies. For example, European regulators enacted a stringent AI regulation, and we expect other jurisdictions will adopt similar laws. Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI. These obligations may make it harder for us to conduct our business using AI, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI, or prevent or limit our use of AI. For example,

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the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI where they allege the company has violated privacy and consumer protection laws. If we cannot use AI or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.

We face potential liability related to the privacy of health information we obtain.

Most healthcare providers, including hospitals from which we obtain patient health information, are subject to privacy and security regulations promulgated under HIPAA, as amended by the HITECH. As a result of our LungTrax Platform, we may be considered a Business Associate under HIPAA in some circumstances where we would be subjected to its requirements and significant penalties as well as related contractual obligations. As a Business Associate, we would be responsible for implementing reasonable administrative, physical and technical safeguards as required by HIPAA, including, among other things, maintaining Business Associate Agreements with our customers and our subcontractors that have access to protected health information on our behalf. Moreover, any person may be prosecuted under HIPAA's criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has not satisfied HIPAA's requirements for disclosure of individually identifiable health information. In addition, we may maintain sensitive personally identifiable information, including health information, that we receive during the clinical trial process, through our research collaborations, via our LungTraX Platform, and directly from individuals (or their healthcare providers) who enroll in our patient reimbursement support programs. As such, we may be subject to state laws requiring notification of affected individuals and state regulators in the event of a breach of personal data, which is a broader class of information than the health information protected by HIPAA. Our clinical trial programs outside the United States may implicate international data protection laws, including the GDPR and national legislation of European Union Member States or the UK.

Our activities outside the United States impose additional compliance requirements and generate additional risks of enforcement for noncompliance. Failure by third-party contractors to comply with the strict rules on the transfer of personal data outside of the European Union into the United States may result in the imposition of criminal and administrative sanctions on such collaborators, which could adversely affect our business. Furthermore, certain health privacy laws, data breach notification laws, consumer protection laws and genetic testing laws may apply directly to our operations or those of our collaborators and may impose restrictions on our collection, use and dissemination of individuals' health information.

Moreover, patients about whom we or our collaborators obtain health information, as well as the providers who share this information with us, may have statutory or contractual rights that limit our ability to use and disclose the information. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws. Claims that we have violated individuals' privacy rights or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend and could result in adverse publicity that could negatively affect our business, financial condition and results of operations. If we or third-party contractors or consultants fail to comply with applicable federal, state or local regulatory requirements, we could be subject to a range of regulatory actions that could affect our or our contractors' ability to develop and commercialize our product candidates and could harm or prevent sales of any affected products that we are able to commercialize, or could substantially increase the costs and expenses of developing, commercializing and marketing our products. Any threatened or actual government enforcement action could also generate adverse publicity and require that we devote substantial resources that could otherwise be used in other aspects of our business.

Our employees, consultants, and other commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.

We are exposed to the risk that our employees, consultants, and other commercial partners and business associates may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or other unauthorized activities that violate the regulations of the FDA and non-U.S. regulators, including those laws requiring the reporting of true, complete and accurate information to such regulators, manufacturing standards, healthcare fraud and abuse laws and regulations in the United States and internationally or laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry, including the sale of medical devices, are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. It is not always possible to identify and deter misconduct by our employees, consultants and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, or comparable foreign programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations.

Compliance with environmental laws and regulations could be expensive, and the failure to comply with these laws and regulations could subject us to significant liability.

Our research, development and manufacturing operations involve the use of hazardous substances, and we are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, handling, generation, manufacture, treatment, discharge and disposal of hazardous substances. Our products may also contain hazardous substances, and they are subject to laws and regulations relating to labeling requirements and to their sale, collection, recycling, treatment, storage and disposal. Compliance with these laws and regulations may be expensive and noncompliance could result in substantial fines and penalties. Environmental laws and regulations also impose liability for the remediation of releases of hazardous substances into the environment and for personal injuries resulting from exposure to hazardous substances, and they can give rise to substantial remediation costs and to third-party claims, including for property damage and personal injury. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence, and they tend to become more stringent over time, imposing greater compliance costs and increased risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations, or releases of or exposure to hazardous substances, will not occur in the future or have not occurred in the past, including as a result of human error, accidents, equipment failure or other causes. The costs of complying with environmental laws and regulations, and liabilities that may be imposed for violating them, or for remediation obligations or responding to third-party claims, could negatively affect our business, financial condition and results of operations.

Risks Related to Our Intellectual Property

We may become involved in intellectual property litigation, infringement claims, or administrative proceedings that could be costly and could interfere with our ability to sell and market our products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties' trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks, and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit or otherwise interfere with our ability to make, use, sell or export our products or to use our technologies or product names. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as patent trolls, have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we may receive threatening letters, notices or invitations to license, or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others. The defense of these matters can be time consuming, costly to defend in litigation, divert management's attention and resources, damage our reputation and brand and cause us to incur significant expenses or make substantial payments. Vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third-party's patent or trademark or of misappropriating a third-party's trade secret.

Since patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents. Because we have not conducted a formal freedom to operate analysis for patents related to our products, we may not be aware of issued patents that a third party might assert are infringed by one of our current products or future product candidates, which could materially impair our ability to commercialize our products or product candidates. Even if we diligently search third-party patents for potential infringement by our products or product candidates, we may not successfully find patents that our products or product candidates may infringe. If we are unable to secure and maintain freedom to operate, others could preclude us from commercializing our products or product candidates.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents, patent applications or other intellectual property, as a result of the work they performed on our behalf. Although we generally require all of our employees and consultants and any other partners or collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Any lawsuits relating to intellectual property rights could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

- lose the opportunity to license our intellectual property to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

- pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

- pay the attorney's fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

- redesign those products or technologies that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

- attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties. Although patent, trademark, trade secret, and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement.

Any litigation or claim against us, even those without merit and even those where we prevail, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

In addition, we generally indemnify our customers with respect to infringement by our products of the proprietary rights of third parties. Third parties may assert infringement claims against our customers. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers, regardless of the merits of these claims. If any of these claims succeed or settle, we may be forced to pay damages or settlement payments on behalf of our customers or may be required to obtain licenses for the products they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our customers may be forced to stop using our products.

Similarly, interference or derivation proceedings provoked by third parties or brought by the U.S. Patent and Trademark Office ("USPTO") may be necessary to determine priority with respect to our patents, patent applications, trademarks or trademark applications. We may also become involved in other proceedings, such as reexamination, inter parties review, derivation or opposition proceedings before the USPTO or other jurisdictional body relating to our intellectual property rights or the intellectual property rights of others. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property. In addition, in a patent or other intellectual property infringement proceeding, a court may decide that a patent or other intellectual property of ours is invalid or unenforceable, in whole or in part, construe the patent's claims or other intellectual property narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents or other intellectual property do not cover the technology in question. Furthermore, even if our patents or other intellectual property are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer's competition in the market. An adverse result in any litigation proceeding could put one or more of our patents or other intellectual property at risk of being invalidated or interpreted narrowly, which could adversely affect our competitive business position, financial condition and results of operations.

Our success will depend on our, and any of our current and future licensors', ability to obtain, maintain and protect our intellectual property rights.

In order to remain competitive, we must develop, maintain and protect the proprietary aspects of our brands, technologies and data. We rely on a combination of contractual provisions, confidentiality procedures and patent, copyright, trademark, trade secret and other intellectual property laws to protect the proprietary aspects of our brands, technologies and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on preserving our trade secrets, maintaining the security of our data and know-how and obtaining and maintaining other intellectual property rights by us and our current and future licensors. We, and our current and future licensors, may not be able to obtain or maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage.

In addition, our trade secrets, data and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, clients and other vendors who have access to such information, and could otherwise become known or be independently discovered by third parties. Our intellectual property, including trademarks, could be challenged, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic or found to be infringing on other marks. If any of the foregoing occurs, we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion. Failure to obtain and maintain intellectual property rights necessary to our business and failure to protect, monitor and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation or misappropriation of our trademarks, data, technology and other intellectual property and services, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated or otherwise violated.

We rely, in part, on our ability to obtain, maintain, expand, enforce, and defend the scope of our intellectual property portfolio or other proprietary rights, including the amount and timing of any payments we may be required to make in connection with the licensing, filing, defense and enforcement of any patents or other intellectual property rights. The process of applying for and obtaining a patent is expensive, time consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our proprietary rights at all. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. In addition, the issuance of a patent does not ensure that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. Our patent applications may not result in issued patents and our patents may not be sufficiently broad to protect our technology.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

- any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

- any of our pending patent applications will issue as patents;

- we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

- we were the first to make the inventions covered by each of our patents and pending patent applications;

- we were the first to file patent applications for these inventions;

- others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;

- any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

- we will develop additional proprietary technologies or products that are separately patentable; or

- our commercial activities or products will not infringe upon the patents of others.

Moreover, even if we are able to obtain patent protection, such patent protection may be of insufficient scope to achieve our business objectives. Issued patents may be challenged, narrowed, invalidated or circumvented. Decisions by courts and governmental patent agencies may introduce uncertainty in the enforceability or scope of patents owned by or licensed to us. Furthermore, the issuance of a patent does not give us the right to practice the patented invention. Third parties may have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable or not infringed; competitors may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

We also license rights to use certain proprietary information and technology from third parties. The use of such proprietary information and technology is therefore subject to the obligations of the applicable license agreement between us and the owner. For example, the software we developed for the Chartis System includes the use of open source software that is subject to the terms and conditions of the applicable open source software licenses that grant us permission to use such software. The owner of any such proprietary information or technology also might not enforce or otherwise protect its rights in the proprietary information or technology with the same vigilance that we would, which would allow competitors to use such proprietary information and technology without having to adhere to a license agreement with the owner.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect and enforce our intellectual property rights could substantially harm the value of our products, brand and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Further, it is possible that others will independently develop the same or similar technology or product or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology or products similar to ours or competing technologies or products, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

We may not be able to protect our intellectual property rights throughout the world.

A company may attempt to commercialize competing products utilizing our proprietary design, trademarks or tradenames in foreign countries where we do not have any patents or patent applications and where legal recourse may be limited. This may have a significant commercial impact on our foreign business operations.

Filing, prosecuting and defending patents or trademarks on our current and future products in all countries throughout the world would be prohibitively expensive. The requirements for patentability and trademarking may differ in certain countries, particularly developing countries. The laws of some foreign countries do not protect intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from utilizing our inventions and trademarks in all countries outside the United States. Competitors may use our technologies or trademarks in jurisdictions where we have not obtained patent or trademark protection to develop or market their own products and further, may export otherwise infringing products to territories where we have patent and trademark protection, but enforcement on infringing activities is inadequate. These products or trademarks may compete with our products or trademarks, and our patents, trademarks or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trademarks and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents and trademarks or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent and trademarks rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents and trademarks at risk of being invalidated or interpreted narrowly and our patent or trademark applications at risk, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, certain countries in Europe and certain developing countries, including India and China, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if our patents are infringed or if we are compelled to grant a license to our patents to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we own or license. Finally, our ability to protect and enforce our intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device, biotechnology or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants and contractors, may have executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent sales personnel. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition and results of operations.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our existing and future products.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In 2011, the Leahy-Smith America Invents Act ("Leahy-Smith Act") was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and also may affect patent litigation. These also include provisions that switched the United States from a first-to-invent system to a first-to-file system, allow third-party submission of prior art to the USPTO during patent prosecution and set forth additional procedures to attack the validity of a patent by the USPTO administered post grant proceedings. Under a first-to-file system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective in 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of our patents and applications. Furthermore, the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain additional patent protection in the future.

The failure of third parties to meet their contractual, regulatory and other obligations could adversely affect our business.

We rely on suppliers, vendors, outsourcing partners, consultants, alliance partners and other third parties to research, develop, manufacture and commercialize our products and manage certain parts of our business. Using these third parties poses a number of risks, such as: (i) they may not perform to our standards or legal requirements; (ii) they may not produce reliable results; (iii) they may not perform in a timely manner; (iv) they may not maintain confidentiality of our proprietary information; (v) disputes may arise with respect to ownership of rights to technology developed with our partners; and (vi) disagreements could cause delays in, or termination of, the research, development or commercialization of our products or result in litigation or arbitration. Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory and other obligations may materially affect our business.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames and brand names to distinguish our products from the products of our competitors and have registered or applied to register these trademarks. We have not yet registered certain of our trademarks and as a result we sell certain products using names that may not be protected or may be subject to third party challenges for infringement of such third party's trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

Patent terms may not be able to protect our competitive position for an adequate period of time with respect to our current or future technologies.

Patents have a limited lifespan. In the United States, the standard patent term is typically 20 years after filing. Various extensions may be available. Even so, the life of a patent and the protection it affords are limited. As a result, our patent portfolio provides us with limited rights that may not last for a sufficient period of time to exclude others from commercializing products similar or identical to ours. For example, given the large amount of time required for the research, development, testing and regulatory review of implantable medical devices, patents protecting our products might expire before or shortly after they are commercialized.

Extensions of patent term may be available, but there is no guarantee that we would succeed in obtaining any particular extension-and no guarantee any such extension would confer patent term for a sufficient period of time to exclude others from commercializing products similar or identical to ours. In the United States, 35 U.S. Code § 156 Extension of patent term, permits a patent term extension of up to five years beyond the normal expiration of the patent, which is limited to the approved indication (or any additional indications approved during the period of extension). A patent term extension cannot extend the remaining term of a patent beyond 14 years from the date of product approval; only one patent may be extended; and extension is available for only those claims covering the approved device, a method for using it, or a method for manufacturing it. We have applied for such an extension however, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to any patents we obtain, or may grant more limited extensions than we request. An extension may not be granted or may be limited where there is, for example, a failure to exercise due diligence during the testing phase or regulatory review process, failure to apply within applicable deadlines, failure to apply before expiration of relevant patents, or some other failure to satisfy applicable requirements. If this occurs, our competitors may be able to launch their products earlier by taking advantage of our investment in development and clinical trials along with our clinical and pre-clinical data. This could have a material adverse effect on our business and ability to achieve profitability.

Risks Related to Ownership of Our Common Stock

Our stock price may be volatile and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control or are related in complex ways, including:

- actual or anticipated fluctuations in our financial condition and results of operations;

- variance in our financial performance from expectations of securities analysts or investors;

- the degree to which securities or industry analysts publish research or reports about our business;

- changes in the pricing we offer our customers;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our solution;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

- publicity associated with issues related to our solution;

- our involvement in litigation;

- future sales of our common stock or other securities, by us or our stockholders;

- changes in senior management or key personnel;

- the trading volume of our common stock;

- changes in the anticipated future size and growth rate of our market;

- general economic, regulatory, and market conditions, including inflation, high interest rates, economic recessions or economic slowdowns;

- changes in the structure of healthcare payment systems; and

- developments or disputes concerning our intellectual property or other proprietary rights.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may negatively impact the market price of our common stock. In addition, given the relatively small expected public float of shares of our common stock on the Nasdaq Global Select Market, the trading market for our shares may be subject to increased volatility. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future, which could result in substantial costs and divert our management's attention.

Future sales and issuances of our capital stock or rights to purchase capital stock could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.

Future sales and issuances of our capital stock or rights to purchase our capital stock could result in substantial dilution to our existing stockholders. We may sell common stock, convertible securities, and other equity securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, investors may be materially diluted. New investors in such subsequent transactions could gain rights, preferences, and privileges senior to those of holders of our common stock.

Future sales of our common stock by existing stockholders could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock by existing stockholders in the public market, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

We do not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and may be restricted by the terms of any then-current credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We have incurred, and will continue to incur, increased costs as a public company, and our management has devoted, and will continue to devote, substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we are subject to the reporting requirements of the Exchange Act Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Global Select Market, and other applicable securities rules and regulations. Furthermore, the senior members of our management team do not have significant experience with operating a public company. As a result, our management and other personnel have devoted, and continue to devote, a substantial amount of time to compliance with these requirements. Moreover, compliance with these rules and regulations increase our legal and financial costs and make some activities more time-consuming and costly. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with evolving laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws currently in effect may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

- authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into a number of classes, with each class serving staggered terms;

- prohibit cumulative voting in the election of directors;

- provide that our directors may be removed for cause only upon the vote of the holders of a majority of our outstanding shares of common stock;

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum; and

- require the approval of our board of directors or the holders of at least a majority of our outstanding shares of common stock to amend our bylaws and certain provisions of our certificate of incorporation.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. Any delay or prevention of a change of control transaction or changes in our management could cause the market price of our common stock to decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a breach of fiduciary duty;

- any action asserting a claim against us arising under the Delaware General Corporation Law;

- our amended and restated certificate of incorporation or our amended and restated bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

These provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any claim for which the federal district courts of the United States have exclusive jurisdiction.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such actions under the Securities Act and an investor cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims and there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation further provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

These exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If any court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess, and manage material risks from cybersecurity threats to our critical computer networks, third-party hosted services, communications systems, hardware and software, and critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature ("Information Systems and Data").

Our assessment, identification and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. We rely on a multidisciplinary team, including our Chief Technology Officer, information technology department, legal department, security management, and engineering operations, (the "Security Function") to help assess, identify and manage the Company's cybersecurity threats and risks. Various members of the Security Function monitor and evaluate our cybersecurity threat environment using various methods including, for example, using manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, evaluating threats reported to us, audits, conducting threat assessments, conducting vulnerability assessments to identify vulnerabilities, use of external intelligence feeds, and internal tabletop and incident response exercises.

Depending on the environment, systems and data at issue, we implement and maintain various technical, physical, and organizational measures, processes, standards, and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, an incident response plan, risk assessments, incident detection and response, vulnerability management processes, disaster recovery/business continuity processes, encryption of data, network security controls, data segregation, access controls, physical security, systems monitoring, vendor risk management processes, employee training, penetration testing, cybersecurity insurance, dedicated cybersecurity staff, and asset management, tracking and disposal.

We work with third-parties from time to time to assist us to identify, assess, and manage risks from cybersecurity threats, including, for example, professional services firms, including outside legal counsel and penetration testing firms.

We use certain third-party service providers to perform a variety of functions that help us operate our business, such as application providers and hosting companies. Depending on the nature of the services provided, the sensitivity and information processed, and the identity of the service provider, our vendor management process may include different levels of assessment designed to help identify cybersecurity risk associated with a provider. Such assessments include, for example, reviewing the written security program of such provider and conducting security assessments and audits.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see Part I, Item 1A, "Risk Factors" for a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, including the risk factor titled, *If our information technology systems or data, or those of third parties with whom we work, are or were compromised, we could experience adverse impacts resulting from such compromise, including, but not limited to, interruptions to our operations such as to our LungTraX Platform services or our clinical trials, claims that we breached our data protection obligations, harm to our reputation, business operations, and financial condition, as well as a loss of customers or sales.*

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The board of directors' Audit Committee is responsible for overseeing the Company's cybersecurity risk management processes, including the Company's oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain members of Company management, including the Senior Director of Information Technology, who has worked in various roles responsible for securing networks and application systems, the Cloud Security Engineering Manager, the Chief Executive Officer, the Chief Technology Officer, the General Counsel, and the Chief Operating Officer and Chief Financial Officer and Chief Operation Officer. These members of management are responsible for hiring appropriate personnel, integrating cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. They are also responsible for approving budgets, helping to prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports. When material incidents are identified, these members of management are responsible for determining whether such incidents are material and may escalate material incidents to the Audit Committee and/or investors, based on the particular circumstances.

The Audit Committee receives periodic updates from management concerning the Company's significant cybersecurity threats, risks, and the processes the Company has implemented to address them. In addition, the Audit Committee and management maintain an ongoing dialogue regarding emerging or potential cybersecurity risks.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Redwood City, California, where we lease and occupy approximately 50,000 square feet of office, manufacturing, and laboratory space. In addition, we lease various other office and warehouse spaces in Redwood City and Switzerland.

We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

We are not a party to any material legal proceedings at this time. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, we do not believe we are party to any claim or litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. Please see also the matters under the caption Contingencies in Note 8 to the consolidated financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock has been listed on the Nasdaq Global Select Market under the symbol "LUNG" since October 1, 2020. Prior to this date, there was no public market for our common stock.

Holders of Common Stock

As of March 3, 2026, there were approximately 115 holders of record of our common stock. The actual number of stockholders is greater than this number of holders of record and includes stockholders who are beneficial owners but whose shares are held in the street name by brokers and other nominees.

Dividend Policy

We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

None.

ITEM 6. RESERVED

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS**

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and analysis and other parts of this Annual Report on Form 10-K contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We are a commercial-stage medical technology company that provides a minimally invasive treatment for patients with severe emphysema, a form of chronic obstructive pulmonary disease. Our solution, which is comprised of the Zephyr Valve, the Chartis System and the LungTraX Platform, is designed to treat severe emphysema patients who, despite medical management, are still profoundly symptomatic and either do not want or are ineligible for surgical approaches.

In 2018, we received pre-market approval ("PMA") from the U.S. Food and Drug Administration ("FDA") for the Zephyr Valve following its Breakthrough Device designation. The Zephyr Valve is commercially available in numerous countries globally. We have established reimbursement in major markets in North America, Europe and Asia Pacific and the Zephyr Valve has been included in treatment guidelines for COPD worldwide.

We also manufacture the AeriSeal System, which is a synthetic polymer foam designed to occlude, or close, collateral air channels in a target lung lobe and convert the target lung lobe to having little to no collateral ventilation (CV-). The AeriSeal System has received a "Breakthrough Device" designation by the FDA and a Certificate of Conformity ("CE Mark") in Europe. The AeriSeal System is not approved by the FDA or approved for commercial sale in the United States. It is in a global clinical trial called CONVERT II to support a PMA application.

We market and sell our products in the United States through a direct sales organization. Our sales territory managers are focused on promoting awareness and increasing adoption of our solution primarily among the pulmonologists performing interventional pulmonary procedures across approximately 500 high-volume hospitals in the United States. We are expanding our commercial operations in the United States while continuing to foster our international growth. We employ both direct and distributor-based sales models, with 95% of our revenue generated in markets where we sell directly for the year ended December 31, 2025.

In the United States, our solution is reimbursed based on established Category I Current Procedural Terminology ("CPT") and ICD-10 Procedure Coding System ("PCS") codes and associated APC and MS-DRG payment groupings. Current reimbursement in the United States is believed to cover the hospital costs of the procedure and related inpatient care. Commercial payors such as Aetna, Humana, and many of the largest Blue Cross Blue Shield plans including Anthem, Health Care Service Corporation, BCBS Michigan, and Highmark have all issued positive coverage policies for the Zephyr Valve, and United Healthcare no longer considers the procedure unproven or experimental. Medicare covers our solution for patients when medically necessary, and other commercial insurers are approving prior authorization requests on a case-by-case basis. Outside the United States, our solution is covered by major health systems across much of Europe, Australia, South Korea and Japan.

We manufacture all our products at our headquarters located in Redwood City, California. This facility supports production and distribution operations, including manufacturing, quality control, raw material and finished goods storage. We have manufactured all our products at this facility for over ten years. We also store finished goods at secondary facilities. We seek to maintain higher levels of inventory to protect ourselves from supply interruptions and have an established distribution system for both U.S. and international customers.

To date, we have financed our operations primarily through the sale of our products, the sale of equity securities, and debt financing arrangements. We have devoted substantially all of our resources to research and development activities related to our solution, including clinical and regulatory initiatives to obtain marketing approval, sales and marketing activities, and investing in general and administrative infrastructure. We generated revenue of $90.5 million, with a gross margin of 74.2% and a net loss of $54.0 million, for the year ended December 31, 2025 compared to revenue of $83.8 million, with a gross margin of 74.0% and a net loss of $56.4 million, for the year ended December 31, 2024. As of December 31, 2025, we had an accumulated deficit of $521.6 million, cash and cash equivalents of $69.8 million, and $37.1 million of outstanding term loans and credit agreements, net of debt discount and debt issuance costs.

We have invested heavily in product development. Our research and development activities have been centered on driving continuous improvements to our solution. We have also made significant investments in clinical studies to demonstrate the safety and efficacy of the Zephyr Valve and to support regulatory submissions. We intend to continue to make significant investments in our sales and marketing organization throughout the United States, Europe and Asia Pacific. We have made, and intend to continue to make, investments in research and development efforts to develop our next generation products and support our future regulatory submissions to increase our addressable market and to expand indications and new markets. Because of these and other factors, we expect to continue to incur net losses for the next several years and we expect to require substantial additional funding, which may include future equity and debt financings.

Management believes that the Company's existing cash and cash equivalents will allow the Company to continue its operations for at least the next 12 months from the date of the issuance of our consolidated financial statements.

Factors Affecting our Business and Results of Operations

We believe there are several important factors that have impacted and that we expect will continue to impact our business and results of operations. These factors include:

Our Ability to Recruit, Train and Retain Our Sales Force and its Productivity

We have made, and intend to continue to make, significant investments in recruiting, training and retaining our direct sales force. This process requires significant education and training for our sales personnel to achieve the level of technical competency with our products that is expected by physicians and to gain experience building demand for our products. Upon completion of the training, our sales personnel typically require time in the field to grow their network of accounts and increase their productivity to the levels we expect. Successfully recruiting, training and retaining additional sales personnel will be required to achieve growth. In addition, inability to attract qualified sales personnel or the loss of any productive sales personnel would have a negative impact on our ability to grow our business.

We have in the past and expect in the future to enter into different compensation arrangements with our sales professionals, which include minimum guaranteed commissions. This has impacted our compensation expenses in the past and we expect it will do so in the future.

Physician, Patient and Hospital Awareness and Acceptance of Our Solution

We intend to continue to promote awareness of our solution through training and educating physicians, pulmonary rehabilitation centers, key opinion leaders and various medical societies on the proven clinical benefits of Zephyr Valves. In addition, we intend to continue to publish additional clinical data in various industry and scientific journals and online and to present at various industry conferences. We plan to continue building patient awareness through our direct-to-patient marketing initiatives, which include advertising, social media and online education. We also intend to continue helping physicians in their outreach to patients and other healthcare providers. These efforts require significant investment by our marketing and sales organization, and vary depending upon the physician's practice specialization, and personal preferences and geographic location of physicians, pulmonary rehabilitation centers and patients. In order to grow our business, we will need to continue to make significant investments in training and educating hospitals, physicians and patients on the advantages of our solution for the treatment of severe emphysema. We are also working to improve the efficiency of our commercial initiatives for treating centers to accelerate patient identification and treatment conversion.

Third-Party Reimbursement

Since achieving regulatory approval in the United States in 2018, we have launched the Zephyr Valve treatment and have made progress securing third-party payor reimbursement. The majority of our patients are Medicare-eligible beneficiaries. We estimate that roughly 75% of the potential Zephyr Valve patient population are Medicare beneficiaries, 5% are Medicaid beneficiaries, and 20% of the potential Zephyr Valve patient population is under third-party commercial payor policies or other government programs. We continue to work to broaden our coverage by private third-party payor policies. Commercial payors such as Aetna, Humana, and many of the largest Blue Cross Blue Shield plans including Anthem, Health Care Service Corporation, BCBS Michigan, and Highmark have issued positive coverage policies for the Zephyr Valve, and United Healthcare no longer considers the procedure unproven or experimental. Some commercial payors do not yet consider our solution medically necessary, but these same plans are approving prior authorization requests on a case-by-case basis. Medicare, currently without a public coverage policy, covers our solution for patients when medically necessary on a case-by-case basis and other commercial insurers not described above are approving prior authorization requests on a case-by-case basis.

We have a dedicated patient reimbursement support team in the United States that works collaboratively with patients and providers to help secure the appropriate prior authorization approvals in advance of treatment. Through this program, we continue to educate private insurers in the United States on our clinical data and patient selection tools in an effort to continue to expand the number of positive coverage policies. Outside of the United States, our solution is covered by major health systems across much of Europe, Australia, South Korea and Japan.

Competition

Our industry is highly competitive and subject to rapid change from the introduction of new products and technologies and other activities of industry participants. Our goal is to establish our solution as a standard of care for severe emphysema. Existing treatments include medical management, lung volume reduction surgery, lung transplantation as well as other minimally invasive treatments. Some of our competitors have several competitive advantages, including established relationships with pulmonologists who commonly treat patients with emphysema, significantly greater name recognition and significantly greater sales and marketing resources. In addition to competing for market share, we also compete against these companies for personnel, including qualified sales and other personnel that are necessary to grow our business. Certain of our competitors may challenge our intellectual property, may develop additional competing or superior technologies and processes and compete more aggressively and sustain that competition over a longer period of time than we could. In addition to existing competitors, other companies may acquire or in-license competitive products and could directly compete with us. We must continue to successfully compete in light of our competitors' existing and future products and related pricing and their resources to successfully market to the physicians who use our products.

Leveraging Our Manufacturing Capacity is Critical to Improving Our Gross Margin

With our current operating model and infrastructure, we have the capacity to significantly increase our manufacturing production. If we grow our revenue and sell more units, our fixed manufacturing costs will be spread over more units, which we believe will reduce our manufacturing costs on a per-unit basis and in turn improve our gross margin. In addition, we intend to continue investing in manufacturing efficiencies in order to reduce our overall manufacturing costs. However, other factors will continue to impact our gross margins such as geographic mix, pricing and customer discounts, incentives, support services and potential seasonality.

Investing in Research and Development to Foster Innovation to Expand Our Addressable Market

We intend to continue investing in existing and next generation technologies to further improve our products and clinical outcomes, enhance patient selection and broaden the patient population that can be treated with our products.

In addition, we are continuing to invest in the accuracy and features of our patient assessment tools. Moreover, we continue to make progress with our CONVERT II pivotal trial of the AeriSeal System, a potential product in development for the treatment of severe emphysema patients who are not qualified for Zephyr Valve treatment due to excessive collateral ventilation.

While research and development and clinical testing are time consuming and costly, we believe that a pipeline of new products and product enhancements that improve efficacy, safety and cost effectiveness is critical to increasing the adoption of our solution.

Seasonality

Historically, we have experienced seasonality, primarily in the first and third quarters and anticipate this trend to continue. In addition, as our sales grow, we may experience further seasonality based on holidays, vacations and other factors because this is an elective procedure.

Components of Our Results of Operations

Revenue

We currently derive substantially all of our revenue from the sale of our products to hospitals and distributors. We market and sell our products through a direct sales organization in the United States and through direct sales and several third-party distributors in select markets outside the United States. We currently generate most of our revenue from the sales of Zephyr Valves and delivery catheters. We also generate a smaller amount of our revenue from our Chartis System, which is comprised of sales of the balloon catheters, usage fees and sales of the Chartis console, and from our LungTraX Platform, which is used to help identify patients potentially eligible for treatment with Zephyr Valves. No single customer accounted for more than 10% of our revenue during the years ended December 31, 2025 and December 31, 2024.

Revenue from sales of our products fluctuates based on volume of cases (procedures performed), the average number of Zephyr Valves used for a patient, pricing, discounts, incentives and mix of U.S. and international sales. Our revenue also fluctuates and will continue to fluctuate from quarter-to-quarter due to a variety of factors, including the availability of reimbursement, the size and success of our sales force, the number of hospitals and physicians who are aware of and perform the procedures using our solution and seasonality. Our revenue from international sales may also be impacted by fluctuations in foreign currency exchange rates between the U.S. dollar (our reporting currency) and the local currency.

Cost of Goods Sold and Gross Margin

Cost of goods sold consists primarily of payroll and personnel-related expenses for our manufacturing and quality assurance employees, costs related to materials, components and subassemblies, third-party costs, manufacturing overhead, equipment depreciation, and charges for excess, obsolete and non-sellable inventories. Overhead costs include the cost of quality assurance, testing, material procurement, inventory control, operations supervision and management and an allocation of facilities overhead cost, including rent and utilities. Cost of goods sold also includes certain direct costs such as those incurred for shipping our products and costs related to providing analysis services for patient scans. We record adjustments to our inventory valuation for estimated excess, obsolete and non-sellable inventories based on assumptions about future demand, past usage, changes to manufacturing processes and overall market conditions. We expect cost of goods sold to increase in absolute dollars to the extent more of our products are sold.

We calculate gross margin as gross profit divided by revenue. Our gross margin has been and will continue to be affected by a variety of factors, primarily by our manufacturing costs, pricing pressures and, to a lesser extent, the percentage of products we sell in the United States versus internationally and the percentage of products we sell to distributors versus directly to hospitals. Our gross margin is typically higher on products we sell directly to hospitals as compared to products we sell through distributors.

Our gross margin may increase over the long term to the extent our production volume increases as our fixed manufacturing costs would be spread over a larger number of units, thereby reducing our per-unit manufacturing costs. We expect our gross margin to fluctuate from period to period, however, based upon the factors described above and seasonality.

Operating Expenses

Our operating expenses have consisted solely of research and development costs and selling, general and administrative costs.

Research and Development Expenses

Our research and development activities primarily consist of engineering and research programs associated with our products under development and improvements to our existing products. Research and development expenses include payroll and personnel-related costs for our research and development employees, including expenses related to stock-based compensation, consulting services, clinical trial expenses, prototyping, testing, laboratory supplies, impairment charges associated with capitalized internally developed software, and an allocation of facility overhead costs. Our clinical trial expenses, such as those related to the AeriSeal System clinical development program, include costs associated with clinical trial design, clinical trial site development and study costs, data management costs, related travel expenses and the cost of products used for clinical activities. We expense research and development costs as they are incurred. We expect our research and development expenses, including related stock-based compensation expense, to increase in absolute dollars as we hire additional personnel to develop new product offerings and product enhancements.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of payroll and personnel-related costs for our sales and marketing personnel, including variable sales compensation, travel expenses, consulting, public relations costs, direct marketing, customer training, trade show and promotional expenses, stock-based compensation and allocated facility overhead costs, and for administrative personnel that support our general operations such as information technology, executive management, finance and accounting, customer services and human resources personnel. We expense sales variable compensation at the time of the sale. Selling, general and administrative expenses also include costs attributable to professional fees for legal and accounting services, insurance, consulting fees, recruiting fees, travel expense, bad debt expense and depreciation.

We intend to continue to increase our sales and marketing spending to generate sales opportunities. We expect expenses to increase in absolute dollars as we increase our sales support infrastructure and add additional marketing programs in order to more fully penetrate the global opportunity. We also expect our administrative expenses, including stock-based compensation expense, to increase as we increase our headcount and expand our facilities and information technology to support our operations. Additionally, we incur expenses related to audit, legal, regulatory and tax-related services associated with being a public company, compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations costs. Our selling, general and administrative expenses may fluctuate from period to period due to the seasonality of our business and as we continue to add direct sales territory managers in new territories.

Interest Expense and Income

Interest expense consists primarily of interest expense related to our term loan facilities, including amortization of debt discount and issuance costs. Interest income is predominantly derived from investing surplus cash in money market funds and marketable securities.

Other Income, Net

Other income, net primarily consists of foreign currency exchange gains and losses.

Results of Operations:

Comparison of the Years Ended December 31, 2025 and December 31, 2024

The following table summarizes our results of operations for the period indicated:

	Years Ended December 31,		$ Change	% Change
	2025	2024		
	(in thousands, except percentages)			
Revenue	$ 90,497	$ 83,789	$ 6,708	8.0 %
Costs of goods sold	23,358	21,788	1,570	7.2 %
Gross profit	67,139	62,001	5,138	8.3 %
Operating expenses:				
Research and development	19,491	17,570	1,921	10.9 %
Selling, general and administrative	101,311	102,135	(824)	(0.8)%
Total operating expenses	120,802	119,705	1,097	0.9 %
Loss from operations	(53,663)	(57,704)	4,041	(7.0)%
Interest income	2,651	5,061	(2,410)	(47.6)%
Interest expense	(3,155)	(3,507)	352	(10.0)%
Other income, net	790	256	534	208.6 %
Net loss before tax	(53,377)	(55,894)	2,517	(4.5)%
Income tax expense	626	500	126	25.2 %
Net loss	$ (54,003)	$ (56,394)	$ 2,391	(4.2)%

Revenue

Revenue increased by $6.7 million, or 8.0%, to $90.5 million during the year ended December 31, 2025, compared to $83.8 million during the year ended December 31, 2024. The sale of products in the United States increased by $0.6 million to $57.0 million during the year ended December 31, 2025, compared to $56.5 million for the year ended December 31, 2024. The sale of products in international markets increased by $6.2 million to $33.5 million during the year ended December 31, 2025, compared to $27.3 million for the year ended December 31, 2024. The increase in revenue reflects continued growth of Zephyr Valve procedure volumes.

Cost of Goods Sold and Gross Margin

Cost of goods sold increased by $1.6 million, or 7.2%, to $23.4 million during the year ended December 31, 2025, compared to $21.8 million during the year ended December 31, 2024. The increase was mainly due to an increase in the number of products sold. Gross margin was 74.2% during the year ended December 31, 2025, compared to 74.0% during the year ended December 31, 2024.

Research and Development Expenses

Research and development expenses increased by $1.9 million, or 10.9%, to $19.5 million during the year ended December 31, 2025, compared to $17.6 million during the year ended December 31, 2024. The increase in research and development expenses was primarily due to an increase of $2.2 million in costs associated with our clinical trials, including fees paid to clinical research organizations, an increase of $0.8 million in payroll and personnel-related expenses, and an increase of $0.7 million in services and other expenses in support of product development. These increases were offset by a non-cash impairment charge of $1.9 million related to certain previously capitalized software development costs recorded in the second quarter of 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $0.8 million, or 0.8%, to $101.3 million during the year ended December 31, 2025 compared to $102.1 million during the year ended December 31, 2024. The decrease in selling, general and administrative expenses was primarily due to a decrease of $2.5 million in payroll and personnel-related expenses for our sales, marketing and administrative personnel, a decrease of $0.4 million in professional services consulting expenses, and a decrease of $0.3 million in facilities and other expenses, offset by an increase of $2.4 million in advertising and marketing related expenses.

Interest Expense and Income

Interest expense decreased by $0.4 million, or 10.0%, to $3.2 million during the year ended December 31, 2025, compared to $3.5 million during the year ended December 31, 2024, primarily due to lower interest rates. Interest income decreased by $2.4 million, or 47.6%, to $2.7 million during the year ended December 31, 2025 compared to $5.1 million during the year ended December 31, 2024. The decrease was primarily due to a lower balance of cash, cash equivalents, and marketable securities, which resulted in reduced returns on these assets.

Other Income, Net

Other income, net increased by $0.5 million to $0.8 million during the year ended December 31, 2025, compared to $0.3 million during the year ended December 31, 2024, primarily due to foreign currency exchange gains.

Liquidity and Capital Resources; Plan of Operation

To date, we have financed our operations primarily through sales of our products, our initial public offering, private placements of equity securities, and debt financing arrangements. As of December 31, 2025, we had cash and cash equivalents of $69.8 million, an accumulated deficit of $521.6 million, and $37.1 million outstanding under the Amended and Restated CIBC Credit Agreement (as defined below), net of debt discount and debt issuance costs.

Subsequent to December 31, 2025, on March 2, 2026 (the "Closing Date") the Company entered into a Credit Agreement and Guaranty (the "Credit Agreement") and a Security Agreement (the "Security Agreement"), with Perceptive Credit Holdings V, LP ("Perceptive"), as the initial lender, administrative agent and collateral agent. The Perceptive Credit Agreement provides for a senior secured term loan facility in an aggregate principal amount of up to $60.0 million (the "Loan Facility").

On the Closing Date, the Company borrowed an initial loan under the Credit Agreement in an aggregate principal amount of $40.0 million. The Loan Facility permits the Company to borrow up to an additional $20 million, in two additional equal tranches. The first $10.0 million tranche becomes available if the Company reaches at least $92.5 million in revenue for any trailing twelve-month period ending as of the end of last day of any fiscal quarter through, and including, the fiscal quarter ending September 30, 2027, and the second $10.0 million tranche becomes available if the Company reaches at least $100.0 million in revenue for any trailing twelve-month period ending as of the end of last day of any fiscal quarter through, and including, the fiscal quarter ending December 31, 2027.

The Loan Facility has a maturity date of March 2, 2031 (the "Maturity Date"). The Loan Facility accrues interest, payable monthly in arrears, at an annual rate equal to the sum of (a) an applicable margin of 7.00% (the "Applicable Margin") plus (b) the greater of (i) one-month term SOFR and (ii) 3.75%. Upon the occurrence and during the continuance of an event of default under the Credit Agreement, the Applicable Margin will increase by an additional 3.00% per annum at Perceptive's election (retroactive to the date of such event of default), or automatically in the case of a payment or bankruptcy event of default.

The Credit Agreement contains certain representations and warranties, affirmative covenants, negative covenants, and events of default that are customarily required for similar financings. In addition, the Credit Agreement contains financial covenants requiring the Company to (i) at all times prior to the Maturity Date, maintain minimum Liquidity (as defined in the Credit Agreement) of at least $4.0 million and (ii) as of each calculation date set forth in the Credit

Agreement, maintain Revenue (as defined in the Credit Agreement) that is not less than the amounts specified in the Credit Agreement. The occurrence of an event of default under the Credit Agreement could result in, among other things, the declaration that all outstanding principal and interest thereunder are immediately due and payable in whole or in part.

In connection with the Company's entry into the Loan Facility, on March 2, 2026, the Company repaid all outstanding indebtedness under the Amended and Restated Loan and Security Agreement, dated March 29, 2021, as amended (the "Amended and Restated CIBC Agreement"), among the Company and the Canadian Imperial Bank of Commerce, as lender, and terminated all its obligations and commitments thereunder. See the section entitled "Subsequent Events——Perceptive Credit Agreement" in the notes to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K

Credit Agreement

In May 2020, Pulmonx International Sàrl, our wholly owned subsidiary, received 0.5 million Swiss Francs ($0.5 million U.S. dollar equivalent) from a COVID-19 Credit Agreement under a Swiss Federal Government program. The COVID-19 Credit Agreement currently bears interest at a rate of 1.5% per year, payable at the end of each calendar quarter. The loan principal is being repaid in twelve equal installments, paid semi-annually, which began in March of 2022. Interest expense was immaterial during the years ended December 31, 2025 and December 31, 2024. Pulmonx International Sàrl repaid $0.1 million and $0.1 million to the lender during the years ended December 31, 2025 and December 31, 2024, respectively.

Summary Statement of Cash Flows

The following table sets forth the primary sources and uses of cash and cash equivalents for the period presented below:

	Years Ended December 31,	
	2025	2024
	(in thousands)	
Net cash (used in) provided by:		
Operating activities	$ (32,376)	$ (31,537)
Investing activities	30,482	17,476
Financing activities	833	1,363
Effect of exchange rate changes on cash and cash equivalents	(92)	76
Net decrease in cash, cash equivalents and restricted cash	$ (1,153)	$ (12,622)

Cash Flows from Operating Activities

Net cash used in operating activities was $32.4 million for the year ended December 31, 2025. Cash used in operating activities was primarily a result of the net loss of $54.0 million, a decrease in accrued liabilities of $2.3 million primarily due to payment of incentive compensation in the first quarter of fiscal year 2025, associated with the achievement of performance objectives under the fiscal year 2024 incentive plan, a decrease in lease liabilities of $1.0 million due to lease payments, an increase in inventories of $0.8 million largely due to an increase in raw materials, and net accretion of discounts on marketable securities of $0.4 million. This was partially offset by stock-based compensation expense of $21.2 million, non-cash lease expense of $1.4 million, a decrease in accounts receivable of $1.1 million primarily due to the timing of payments from our customers, depreciation and amortization expense of $1.1 million, a decrease in prepaid expenses and other current assets of $0.8 million primarily due to the timing of payments to our vendors, an increase in accounts payable of $0.3 million due to the timing of payments to our vendors, and an increase in income taxes payable of $0.2 million.

Net cash used in operating activities was $31.5 million for the year ended December 31, 2024. Cash used in operating activities was primarily a result of the net loss of $56.4 million, net accretion of discounts on marketable securities of $1.6 million, a decrease in lease liabilities of $1.9 million due to lease payments, an increase in accounts receivable of $1.3 million due to revenue growth and the timing of payments from our customers, an increase in prepaid expenses and other current assets of $0.4 million primarily due to the timing of payments to our vendors, and an increase in other assets of $0.5 million primarily due to capitalized implementation costs of a hosting arrangement. This was partially offset by stock-based compensation expense of $23.0 million, an increase in accounts payable of $2.3 million due to timing of payments to our vendors, a non-cash impairment charge of $1.7 million related to certain previously capitalized software development costs recorded in the second quarter of 2024, depreciation and amortization expense of $1.5 million and non-cash lease expense of $1.8 million.

Cash Flows from Investing Activities

Net cash provided by investing activities in the year ended December 31, 2025 was $30.5 million consisting of proceeds from maturities of marketable securities of $36.6 million, partially offset by purchases of marketable securities of $5.7 million and purchases of property and equipment of $0.5 million.

Net cash provided by investing activities in the year ended December 31, 2024 was $17.5 million consisting of proceeds from maturities of marketable securities of $46.8 million, partially offset by purchases of marketable securities of $27.9 million and purchases of property and equipment of $1.4 million.

Cash Flows from Financing Activities

Net cash provided by financing activities in the year ended December 31, 2025 of $0.8 million primarily relates to proceeds from issuance of common stock under the employee stock purchase plan of $0.8 million and proceeds from exercise of common stock options of $0.2 million, partially offset by repayment of debt under the Credit Agreement of $0.1 million and payment of debt issuance cost of $0.1 million.

Net cash provided by financing activities in the year ended December 31, 2024 of $1.4 million primarily relates to proceeds from issuance of common stock under the employee stock purchase plan of $1.2 million and proceeds from exercise of common stock options of $0.2 million, partially offset by repayment of debt under the Credit Agreement of $0.1 million.

Material Cash Requirements

Our net cash operating expenditures were $32.4 million during the year ended December 31, 2025 and $31.5 million during the year ended December 31, 2024, and we intend to continue to make investments in the development of our products, including ongoing research and development programs. Our cash outflows for capital expenditures were $0.5 million during the year ended December 31, 2025 and $1.4 million during the year ended December 31, 2024, and we expect to maintain the level of expenditures in the future in support of our commercial infrastructure, sales force and other commercialization efforts. Recent and expected working and other capital requirements include amounts related to future lease payments for operating lease obligations, which totaled $29.7 million at December 31, 2025, with $3.0 million expected to be paid within the next 12 months, and amounts related to future short-term and long-term debt which totaled $42.5 million, with $3.0 million expected to be paid within the next 12 months. Lastly, we may undertake additional expenses to further expand our commercial organization and efforts, enhance our research and development efforts and pursue product expansion opportunities.

As of December 31, 2025, we had cash and cash equivalents of $69.8 million. Based on our current planned operations and the refinancing of debt described in the section titled "Subsequent Events——Perceptive Credit Agreement" in the notes to our consolidated financial statements, we expect that our cash and cash equivalents will enable us to fund our operating expenses for at least 12 months from the issuance of our financial statements as of and for the year ended December 31, 2025. We believe we will meet longer-term expected future cash requirements and obligations through a combination of available cash and cash equivalents, debt financings, and access to other public or private equity offerings. We have based these estimates on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we expect.

Because of the numerous risks and uncertainties associated with research, development and commercialization of medical devices, we are unable to estimate the exact amount of our working capital requirements. Our future funding requirements will depend on many factors, including:

- the costs of commercialization activities related to commercializing our products in the United States and elsewhere, including expanding territories, increasing sales and marketing personnel, actual and anticipated product sales, marketing programs, manufacturing and distribution costs;

- the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- the research and development activities we intend to undertake, product enhancements that we intend to pursue;

- whether or not we pursue acquisitions or investments in businesses, products or technologies that are complementary to our current business;

- the degree and rate of market acceptance of our products in the United States and elsewhere;

- changes or fluctuations in our inventory supply needs and forecasts of our supply needs;

- our need to implement additional infrastructure and internal systems;

- our ability to hire additional personnel to support our operations as a public company;

- the emergence of competing technologies or other adverse market developments; and

- the impact of any public health crises on our business, financial condition and results of operations.

Until such time, if ever, as we can generate product revenue sufficient to achieve profitability, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings and collaborations or licensing arrangements. There can be no assurance that our efforts to procure additional financing will be successful or that, if they are successful, the terms and conditions of such financing will be favorable to us or our stockholders. If we do raise additional capital through public or private equity or convertible debt offerings, the ownership interest of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders' rights. If we raise additional capital through debt financing, we may be subject to covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional capital through collaborations agreements, licensing arrangements or marketing and distribution arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses that may not be favorable to us. If we are unable to raise capital when needed, we will need to delay, limit, reduce or terminate planned commercialization or product development activities, or grant rights to develop and commercialize products or product candidates that we would otherwise prefer to develop and market ourselves in order to reduce costs.

Critical Accounting Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses incurred during the reporting periods. Our estimates are based on our knowledge of current events and actions we may undertake in the future and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions. We believe that the accounting policies and estimates discussed below are critical to understanding our historical and future performance, as these relate to the more significant areas involving management's judgments and estimates. For more detail on our critical accounting policies, refer to Note 2 to the financial statements appearing elsewhere in this Annual Report on Form 10-K.

Revenue Recognition

Our revenue is generated primarily from the sale of our products to hospitals and distributors in the U.S. and international markets. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring the products. Revenue is recognized when obligations under the terms of a contract with customers are satisfied, which occurs with the transfer of control of our products to our customers, either upon shipment of the product or delivery of the product to the customer under the terms and conditions agreed with the customer. We defer revenue relating to any remaining performance obligations by us to the customer after delivery, such as free products and free analysis services of patient scans to determine suitability of the patients for the treatment using the Zephyr Valves.

We identify performance obligations in contracts with customers, which may include our products and implied promises to provide free products and analysis services for patient scans. The transaction price is determined based on the amount expected to be entitled to in exchange for transferring the promised services or product to the customer. We are entitled to the total consideration for the products ordered by customers, net of early pay discounts, volume-based rebates and other transaction price adjustments. We exclude taxes assessed by governmental authorities on revenue-producing transactions from the measurement of the transaction price. We accept product returns at our discretion or if the product is defective as manufactured. We elected to treat shipping and handling costs as a fulfillment cost and include them in the cost of goods sold as incurred.

Inventories

Inventories are valued at the lower of cost to purchase or manufacture the inventory or net realizable value. Cost is determined using the first-in, first-out method for all inventories. Net realizable value is determined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We record write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Inventory write-downs are intended to reduce the carrying value of inventory to its net realizable value.

We review our inventories for classification purposes. The value of inventories not expected to be realized in cash, sold or consumed during the next 12 months are classified as long-term inventory. We consider forecasted demand and other expected usage of inventory on hand when estimating long-term inventory.

Research and Development

Research and development expenses consist of costs incurred to further our research and development activities and include compensation costs, stock-based compensation, engineering and research expenses, clinical trials and related expenses, regulatory expenses, manufacturing expenses incurred to build products for testing, allocated facilities costs, consulting fees and other expenses incurred to sustain our overall research and development programs. All research and development costs are expensed as incurred.

Clinical trial costs are a significant component of our research and development expenses. We contract with third parties that perform various clinical trial activities on our behalf in the ongoing development of our product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. We accrue and expense costs of our clinical trial activities performed by third parties, including CROs and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. We determine these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with clinical research organizations and other service providers and the agreed-upon fee to be paid for such services.

Stock-Based Compensation

We recognize compensation costs related to stock options and awards granted to employees and non-employees based on the estimated fair value of the awards on the date of grant. We estimate the grant date fair value of stock options, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the period during which the optionee is required to provide service in exchange for the award, which is typically the vesting period. We account for forfeitures as they occur.

Estimates of the fair value of equity awards as of the grant date using valuation models such as the Black-Scholes option pricing model are affected by assumptions with a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately the amount of stock-based compensation expense recognized. These inputs are subjective and generally require significant analysis and judgment to develop. Changes in the following assumptions can materially affect the estimate of the fair value of stock-based compensation:

- *Expected Term.* The expected term is calculated using the simplified method, which is available where there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the periods from grant until the mid-point for each of the tranches are averaged to provide an overall expected term.

- *Expected Volatility.* The expected volatility is derived from our historical volatility and the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term for the options. In evaluating similarity, we considered factors such as stage of development, risk profile, enterprise value and position within the life sciences industry.

- *Risk-free Interest Rate.* The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of the grant for zero-coupon U.S. Treasury notes with remaining terms similar to the expected term of the options.

- *Dividend Rate.* We assumed the expected dividend to be zero as we have never paid dividends and have no current plans to do so.

As of December 31, 2025, there was $30.6 million of unrecognized compensation costs related to non-vested common stock options and restricted stock units, expected to be recognized over a weighted-average period of 2.4 years.

Income Taxes

Our major tax jurisdictions are the United States and California, Switzerland and Neuchâtel.

Significant judgment is required to determine our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles, complex tax laws, or variances between our actual and anticipated operating results. Therefore, actual income taxes could materially vary from these estimates.

We provide for income taxes under the asset and liability method. Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. Deferred income tax assets and liabilities arise due to differences between when assets or liabilities are recognized for tax purposes and when they are recognized for financial reporting purposes. Net operating losses and credit carryforwards are also deferred tax assets. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such items are expected to reverse. Deferred income tax assets are reduced, as necessary, by a valuation allowance when management determines it is more likely than not that some or all of the tax benefits will not be realized.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. All of our tax years will remain open for examination by the federal and state tax authorities for three and four years, respectively, from the date of utilization of the net operating loss or research and development credits. We do not have any tax audits or other issues pending.

Utilization of the net operating loss carryforwards and research and development tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended ("Code"), as defined in Section 382, and other similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Recent Accounting Pronouncements

See "Recent Accounting Pronouncements" in Note 3 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for additional information.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks in the ordinary course of our business. Our market risk exposure is primarily a result of exposure resulting from interest rates, currency exchange rates, and effects of inflation.

Interest Rate Risk

We are exposed to interest rate risks related to our cash, cash equivalents and borrowings. We had cash and cash equivalents of $69.8 million as of December 31, 2025, which consist of cash and money market funds. We held cash in foreign banks of approximately $13.4 million at December 31, 2025 that was not federally insured. Interest-earning money market funds carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

We had outstanding debt of $36.9 million under the Amended and Restated CIBC Agreement with an annual effective interest rate of 8.2% as of December 31, 2025. In the ordinary course of business, we may enter into contractual arrangements to reduce our exposure to interest rate risks. We believe that a 10% change in interest rates would not have a significant impact on our consolidated financial statements.

Foreign Currency Exchange Risk

We operate in countries other than the United States and are exposed to foreign currency risks. Revenue from sales outside of the United States represented 37.0% and 32.6% of our total revenue for the years ended December 31, 2025 and December 31, 2024, respectively. We bill most direct sales outside of the United States in local currencies, which are mostly comprised of the Swiss franc, the Euro, the British pound, and the Australian dollar. Operating expenses related to these sales are largely denominated in the same respective currency, thereby limiting our transaction risk exposure. We therefore believe that the risk of a significant impact on our operating income from foreign currency fluctuations is not significant. The risk of a significant impact on our operating income from foreign currency fluctuations will further diminish as revenue from sales to customers in the United States increases and represents a greater proportion of total revenues. A 10% change in weighted average foreign currency exchange rates would have changed our revenues and operating expenses for the year ended December 31, 2025 by approximately $3.3 million and $2.1 million, respectively, with a net impact of $1.2 million on our net income. A 10% change in weighted average foreign currency exchange rates would have changed our revenues and operating expenses for the year ended December 31, 2024 by approximately $2.7 million and $2.0 million, respectively, with a net impact of $0.7 million on our net income. We do not currently hedge our exposure to foreign currency exchange rate fluctuations; however, we may choose to hedge our exposure in the future.

Inflation Risk

High inflation rates in the U.S. and overseas have resulted in increased transportation, wages, and other costs. Inflation may generally affect us by increasing our cost of labor, commercial support, manufacturing and clinical trial expenditures. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, if our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenues. Our inability or failure to do so could harm our business, financial condition, and results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Pulmonx Corporation

INDEX TO THE FINANCIAL STATEMENTS

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Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Pulmonx Corporation
Redwood City, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Pulmonx Corporation (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended**,** in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inventory Classification

Inventory totaled approximately $19.4 million at December 31, 2025, including approximately $3.6 million classified as long-term inventory. As described in Note 2 to the Company's consolidated financial statements, the value of inventories not expected to be realized in cash, sold or consumed during the next 12 months are classified as long-term inventory. Management considers forecasted demand and other expected usage of inventory on hand when estimating long-term inventory.

We identified management's estimation of forecasted demand for products used in the determination of long-term inventory classification, to be a critical audit matter. Management is required to make significant judgments and assumptions with respect to future demand for the Company's products that affect the estimation of long-term inventory. Auditing these elements involved especially challenging and subjective auditor judgment and an increased extent of effort.

The primary procedures we performed to address this critical audit matter included:

•   Evaluating management's ability to accurately forecast the future demand for products by performing a retrospective comparison of the Company's prior forecasts to actual results for the same period.

•   Evaluating the reasonableness of management's forecasted demand for products, by comparing forecasts to (i) historical sales of the Company's products, and (ii) forecasted information included in Company's press releases.

•   Evaluating whether forecasted demand for products is consistent with evidence obtained in other areas of the audit.

•   Assessing whether any known of knowable factors occurred subsequent to year end that impact management's forecast of future inventory usage.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2011.

San Francisco, California

March 10, 2026

Pulmonx Corporation

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 69,751	$ 70,905
Restricted cash	258	257
Short-term marketable securities	—	30,577
Accounts receivable, net	12,072	13,120
Inventory	15,845	16,915
Prepaid expenses and other current assets	3,758	4,474
Total current assets	101,684	136,248
Long-term inventory	3,604	1,681
Property and equipment, net	2,220	2,907
Goodwill	2,333	2,333
Right of use assets	18,028	18,545
Other long-term assets	1,422	1,136
Total assets	$ 129,291	$ 162,850
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 3,905	$ 3,827
Accrued liabilities	14,556	16,472
Income taxes payable	263	49
Deferred revenue	18	135
Short-term debt	106	3,176
Current lease liabilities	1,210	778
Total current liabilities	20,058	24,437
Deferred tax liability	69	87
Long-term lease liabilities	18,059	18,515
Long-term debt	36,989	34,002
Total liabilities	75,175	77,041
Commitments and contingencies (Note 8)		
Stockholders' Equity		
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Common stock, $0.001 par value, 200,000,000 shares authorized; 41,673,648 shares and 39,785,969 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	42	40
Additional paid-in capital	573,272	551,211
Accumulated other comprehensive income	2,360	2,113
Accumulated deficit	(521,558)	(467,555)
Total stockholders' equity	54,116	85,809
Total liabilities and stockholders' equity	$ 129,291	$ 162,850

The accompanying notes are an integral part of these consolidated financial statements.

Pulmonx Corporation

Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except share and per share amounts)

	Years Ended December 31,	
	2025	2024
Revenue	$ 90,497	$ 83,789
Cost of goods sold	23,358	21,788
Gross profit	67,139	62,001
Operating expenses		
Research and development	19,491	17,570
Selling, general and administrative	101,311	102,135
Total operating expenses	120,802	119,705
Loss from operations	(53,663)	(57,704)
Interest income	2,651	5,061
Interest expense	(3,155)	(3,507)
Other income, net	790	256
Net loss before tax	(53,377)	(55,894)
Income tax expense	626	500
Net loss	(54,003)	(56,394)
Other comprehensive income (loss)		
Currency translation adjustment	269	(466)
Change in unrealized losses on marketable securities	(22)	(61)
Total other comprehensive income (loss)	247	(527)
Comprehensive loss	$ (53,756)	$ (56,921)
Net loss per share attributable to common stockholders, basic and diluted	$ (1.33)	$ (1.44)
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	40,685,934	39,111,073

The accompanying notes are an integral part of these consolidated financial statements.

Pulmonx Corporation

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balances at December 31, 2023	38,516,383	$ 39	$ 526,797	$ 2,640	$ (411,161)	$ 118,315
Issuance of common stock upon vesting of restricted stock units	987,828	1	(1)	—	—	—
Issuance of common stock upon exercise of stock options	107,817	—	218	—	—	218
Issuance of shares pursuant to employee stock purchase plan	173,941	—	1,240	—	—	1,240
Stock-based compensation expense	—	—	22,957	—	—	22,957
Currency translation adjustment	—	—	—	(466)	—	(466)
Change in unrealized losses on marketable securities	—	—	—	(61)	—	(61)
Net loss	—	—	—	—	(56,394)	(56,394)
Balances at December 31, 2024	39,785,969	40	551,211	2,113	(467,555)	85,809
Issuance of common stock upon vesting of restricted stock units	1,492,336	2	(2)	—	—	—
Issuance of common stock upon exercise of stock options	145,435	—	249	—	—	249
Issuance of shares pursuant to employee stock purchase plan	249,908	—	754	—	—	754
Stock-based compensation expense	—	—	21,060	—	—	21,060
Currency translation adjustment	—	—	—	269	—	269
Change in unrealized losses on marketable securities	—	—	—	(22)	—	(22)
Net loss	—	—	—	—	(54,003)	(54,003)
Balances at December 31, 2025	41,673,648	$ 42	$ 573,272	$ 2,360	$ (521,558)	$ 54,116

The accompanying notes are an integral part of these consolidated financial statements.

Pulmonx Corporation

Consolidated Statements of Cash Flows

(in thousands)

| | Years Ended December 31, | |
	2025	2024
Cash flows from operating activities		
Net loss	$ (54,003)	$ (56,394)
Adjustments to reconcile net loss to net cash used in operating activities		
Stock-based compensation expense	21,233	22,955
Impairment of capitalized software development costs	—	1,717
Change in allowance for credit losses	—	40
Inventory write-down (recovery), net	143	75
Depreciation and amortization expense	1,054	1,493
Amortization of debt discount and debt issuance costs	53	52
Net accretion of discounts on marketable securities	(379)	(1,616)
Non-cash lease expense	1,448	1,844
Net changes in operating assets and liabilities:		
Accounts receivable	1,075	(1,308)
Inventory	(765)	(229)
Prepaid expenses and other current assets	813	(436)
Other assets	(142)	(546)
Accounts payable	270	2,278
Accrued liabilities	(2,279)	462
Income taxes payable	194	(38)
Lease liabilities	(955)	(1,870)
Deferred tax liability	(15)	(50)
Deferred revenue	(121)	34
Net cash used in operating activities	(32,376)	(31,537)
Cash flows from investing activities		
Purchases of investments	(5,651)	(27,914)
Maturities of investments	36,585	46,837
Purchases of property and equipment	(452)	(1,447)
Net cash provided by investing activities	30,482	17,476
Cash flows from financing activities		
Repayment of credit agreement	(100)	(95)
Debt issuance cost	(70)	—
Proceeds from exercise of common stock options	249	218
Proceeds from issuance of common stock under the employee stock purchase plan	754	1,240
Net cash provided by financing activities	833	1,363
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	(92)	76
Net decrease in cash, cash equivalents, and restricted cash	(1,153)	(12,622)
Cash, cash equivalents, and restricted cash at beginning of year	71,162	83,784
Cash, cash equivalents, and restricted cash at end of year	$ 70,009	$ 71,162
Reconciliation of cash, cash equivalents, and restricted cash to consolidated balance sheets:		
Cash and cash equivalents	$ 69,751	$ 70,905
Restricted cash	258	257
Cash, cash equivalents, and restricted cash in consolidated balance sheets	$ 70,009	$ 71,162
Supplemental non-cash items:		
Purchases of property and equipment in accounts payable and accrued liabilities	$ 8	$ 218
Supplemental disclosure of cash flow information:		

Cash paid for income taxes	$	468	$	556
Cash paid for interest	$	3,113	$	3,482

The accompanying notes are an integral part of these consolidated financial statements.

1.   Formation and Business of the Company

The Company

Pulmonx Corporation (the "Company") was incorporated in the state of California in December 1995 as Pulmonx and reincorporated in the state of Delaware in December 2013. The Company is a commercial-stage medical technology company that provides a minimally invasive treatment for patients with severe emphysema, a form of chronic obstructive pulmonary disease ("COPD"). The Company's solution, which is comprised of the Zephyr Endobronchial Valve ("Zephyr Valve"), the Chartis Pulmonary Assessment System ("Chartis System") and the LungTraX Platform, is designed to treat a broad pool of patients for whom medical management has reached its limits and either do not want or are ineligible for surgical approaches. The Company has subsidiaries in Germany, Switzerland, Australia, the United Kingdom, Italy, France, Hong Kong and Japan.

Liquidity and Going Concern

The Company has incurred operating losses and negative cash flows from operations to date and has an accumulated deficit of $521.6 million as of December 31, 2025. During the years ended December 31, 2025 and December 31, 2024, the Company used $32.4 million and $31.5 million of cash in its operating activities, respectively. As of December 31, 2025, the Company had cash and cash equivalents of $69.8 million. Historically, the Company's activities have been financed through the sale of its products, the sale of equity securities, and debt financing arrangements.

The Company's consolidated financial statements have been prepared on the basis of the Company continuing as a going concern for the next 12 months. Management believes that the Company's existing cash and cash equivalents, and the refinancing of debt described in Note 14, "Subsequent Events——Perceptive Credit Agreement", will allow the Company to continue its planned operations for at least the next 12 months from the date of the issuance of these consolidated financial statements.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Although these estimates are based on the Company's knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Significant estimates and assumptions include reserves and write-downs related to inventories, classification of short-term and long-term inventories, the recoverability of long-term assets, stock-based compensation, goodwill, deferred tax assets and related valuation allowances and impact of contingencies.

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments consisting of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their relatively short maturities. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the term loan approximates its fair value. The fair value of marketable debt securities is estimated using Level 1 and Level 2 inputs (Note 4).

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents, which include money market funds, commercial paper and corporate bonds.

Restricted Cash

Restricted cash is comprised of cash that is restricted as to withdrawal or use under the terms of certain contractual agreements. Restricted cash for years ended December 31, 2025 and December 31, 2024 consists of collateral for letters of credit issued in connection with the real estate lease in Redwood City, California.

Marketable Securities

The Company determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has classified and accounted for its marketable securities as available-for-sale. After consideration of the Company's risk versus reward objectives and liquidity requirements, the Company may sell these securities prior to their stated maturities. As the Company views these securities as available to support current operations, the Company classifies highly liquid securities with original maturities greater than three months at the time of purchase, and remaining maturities of less than one year, as short-term marketable securities and those with remaining maturities greater than twelve months as long-term marketable securities on the consolidated balance sheets. These securities are carried at fair value as determined based upon quoted market prices or pricing models for similar securities. Unrealized gains and losses on available for sale marketable securities, which consist of debt securities, if any, are excluded from earnings and are reported as a component of other comprehensive income (loss). The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in interest income on the consolidated statements of operations and comprehensive loss. Realized gains and losses, if any, on available-for-sale securities are included in other income, net. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

For marketable securities in an unrealized loss position, the Company periodically assesses its portfolio for impairment. The assessment first considers the intent or requirement to sell the marketable security. If either of these criteria are met, the amortized cost basis is written down to fair value through earnings. If the criteria above are not met, the Company evaluates whether the decline resulted from credit losses or other factors by considering the extent to which fair value is less than amortized cost, any changes to the rating of the marketable security by a rating agency, and any adverse conditions specifically related to the marketable security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the marketable security is compared to the amortized cost basis of the marketable security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive loss.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of risk consist principally of cash, cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents balances with established financial institutions and, at times, such balances with any one financial institution may be in excess of the Federal

Deposit Insurance Corporation ("FDIC") insured limits. As of December 31, 2025 and December 31, 2024, the Company also had cash on deposit with foreign banks of approximately $13.4 million and $5.8 million, respectively, that was not federally insured.

The Company earns revenue primarily from the sale of its products to hospitals and other customers such as distributors. Sales of Zephyr Valves and delivery catheters accounted for most of the Company's revenue for the years ended December 31, 2025 and December 31, 2024. The Company's accounts receivable are derived from revenue earned from customers. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers. As of December 31, 2025 and December 31, 2024, no customer accounted for more than 10% of accounts receivable. For the years ended December 31, 2025 and December 31, 2024, no customer accounted for more than 10% of revenue.

The Company relies on single source suppliers for the components, sub-assemblies and materials for its products. These components, sub-assemblies and materials are critical and there are no or relatively few alternative sources of supply. The Company's suppliers have generally met the Company's demand for their products and services on a timely basis in the past.

Accounts Receivable and Allowances

Accounts receivable are recorded at the amounts billed less estimated allowances for credit losses for any potential uncollectible amounts. The Company continually monitors customer payments and maintains an allowance for estimated losses resulting from a customer's inability to make required payments. The Company considers factors such as historical experience, credit quality, age of the accounts receivable balances, geographic related risks and economic conditions that may affect a customer's ability to pay. Accounts receivable are written-off and charged against an allowance for credit losses when the Company has exhausted collection efforts without success. As of December 31, 2025 and December 31, 2024, accounts receivable is presented net of an allowance for credit losses of less than $0.1 million and less than $0.1 million, respectively.

Inventories

Inventories are valued at the lower of cost to purchase or manufacture the inventory or net realizable value. Cost is determined using the first-in, first-out method ("FIFO") for all inventories. Net realizable value is determined as the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value based on consideration of product lifecycle stage, technology trends, product development plans and assumptions about future demand and market conditions. Inventory write-downs reduce the carrying value of inventory to its net realizable value.

The Company reviews its inventories for classification purposes. The value of inventories not expected to be realized in cash, sold or consumed during the next 12 months are classified as long-term inventory. The Company considers forecasted demand and other expected usage of inventory on hand when estimating long-term inventory.

Internal-Use Software

The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Amortization of such costs begins when the project is substantially complete and ready for its intended use. Capitalized software development costs are classified as property and equipment, net on the consolidated balance sheets and are amortized using the straight-line method over the estimated useful life of the applicable software.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, generally between three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or useful economic life of the asset. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet, and any resulting gain or loss is reflected in operations in the period realized.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or discounted estimates of future cash flows. In the second quarter of 2024, the Company recorded a non-cash impairment charge of $1.7 million related to certain previously capitalized software development costs that reduced the carrying value of those assets to zero. See Note 5, "Balance Sheet Components" in the accompanying notes to the consolidated financial statements for further information. No other impairment losses were recognized for the years ended December 31, 2025 and December 31, 2024.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and identified intangible assets acquired in a business combination. Goodwill is not amortized but is evaluated at least annually for impairment or when a change in facts and circumstances indicate that the fair value of the goodwill may be below its carrying value.

The Company tests goodwill for impairment at the reporting unit level ("reporting unit"). The Company has determined that it has one operating segment and one reporting unit. The operating results are reviewed only on a consolidated basis to make decisions about resources to be allocated and assess performance. Prior to performing the impairment test, the Company assesses qualitative factors to determine whether the existence of events or circumstances would indicate that it is more likely than not that the fair value of the reporting unit was less than the carrying amount. If after assessing the totality of events or circumstances, the Company were to determine that it is more likely than not that the fair value of the reporting unit is less than the carrying amount, then the Company would perform a quantitative impairment test. The quantitative impairment test involves comparing the fair value of the reporting unit to the carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets, goodwill is not impaired, and no further testing is required. If the fair value of the reporting unit is less than the carrying value, the Company measures the amount of impairment loss, if any, as the excess of the carrying value over the fair value of the reporting unit. Estimations and assumptions regarding the future performance and results of the Company's operations, including estimates related to future sales growth, gross margin and operating expenses, and the fair value of the Company's common stock are used in the impairment assessment. Circumstances that could reasonably be expected to negatively affect the key assumptions related to the impairment assessment include but are not limited to, (1) a significant adverse change in legal factors affecting our existing and future products or in business climate, (2) unanticipated competition, (3) an adverse action or assessment by a regulator, or (4) an adverse change in market conditions that are indicative of a decline in the fair value of the assets.

Intangible Assets

Intangible assets consist of developed technology and trademarks. Intangible assets were recorded at their fair values at the date of acquisition and were amortized using the straight-line method over a 15-year useful life. The intangible assets were fully amortized as of December 31, 2024.

Leases

The Company leases facilities and vehicles and meets the requirements to account for these leases as operating leases. The Company recognizes rent expense on a straight-line basis over the non-cancelable lease term. Where leases contain escalation clauses, rent abatements or concessions, such as rent holidays and landlord or tenant incentives or allowances, the Company applies them in the determination of straight-line rent expense over the lease term.

The Company determines if an arrangement is a lease, or contains a lease, at inception. The asset component of the Company's operating leases is recorded as right-of-use ("ROU") assets, and the liability component is recorded as current lease liabilities and long-term lease liabilities in the Company's consolidated balance sheets. As of December 31, 2025 and December 31, 2024, the Company did not record any finance leases. ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a fully collateralized borrowing equal to the total lease payments over the term of the lease, to determine the present value of future minimum lease payments. The ROU asset also includes any lease payments made to the lessor at or before the commencement date, minus lease incentives received, and initial direct costs incurred. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. Variable lease payments are expenses as incurred. The Company does not recognize lease liabilities and ROU assets for short-term leases with terms of twelve months or less.

Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Revenue Recognition

The Company's revenue is generated primarily from the sale of its products to hospitals and distributors in the United States and international markets.

Under ASC 606, *Revenue from Contracts with Customer*s, revenue is recognized when the customer obtains control of promised goods or services, in an amount that reflects consideration which the entity expects to receive in exchange for those goods or services. The Company determines revenue recognition by applying the following five steps as prescribed by ASC 606:

   (i)   identify the contract(s) with a customer;

   (ii) identify the performance obligations in the contract;

   (iii) determine the transaction price;

   (iv) allocate the transaction price to the performance obligations in the contract; and

   (v) recognize revenue when (or as) the entity satisfies performance obligations.

A contract with a customer exists when (i) the Company enters into a legally enforceable contract with a customer that defines each party's rights regarding the products or services to be transferred and identifies the payment terms related to these products or services, (ii) the contract has commercial substance and, (iii) the Company determines that collection of substantially all consideration for products or services that are transferred is probable based on the customer's intent and ability to pay the promised consideration. The Company identifies performance obligations in contracts with customers, which may include its products and implied promises to provide free products and analysis services for patient scans. The transaction price is determined based on the amount expected to be entitled to in exchange for transferring the promised services or product to the customer. The Company is entitled to the total consideration for the products ordered by customers, net of early pay discounts, volume rebate adjustments and other transaction price adjustments. The Company's payment terms to customers generally range from 30 to 60 days.

Payment terms fall within the one-year guidance for the practical expedient which allows the Company to forgo adjustment of the promised amount of consideration for the effects of a significant financing component. The Company excludes taxes assessed by governmental authorities on revenue-producing transactions from the measurement of the transaction price.

Assuming all other revenue recognition criteria are met, revenue is recognized when control of the Company's products transfers to the customer. For sales where the Company's sales representative hand delivers product directly to the hospital or medical center, control transfers to the customer upon this delivery. For sales where products are shipped, control is transferred either upon shipment or delivery of the products to the customer, depending on the shipping terms and conditions. For consignment sales, control is transferred when the products are used by the customer in procedures. The Company defers revenue relating to any remaining performance obligations by the Company to the customer after delivery, such as free products and free analysis services of patient scans to determine suitability of the patients for the treatment using the Company's Zephyr Valves. As permitted under the practical expedient, the Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The Company accepts product returns at its discretion or if the product is defective as manufactured. Historically, the actual product returns have been immaterial to the Company's financial statements. The Company elected to treat shipping and handling costs as a fulfillment cost and include them in the cost of goods sold as incurred. In those cases where the Company bills shipping and handling costs to customers, it will classify the amounts billed within revenue.

The Company disaggregates its revenue by major geographic region, which is disclosed in Note 12, "Segment Information."

Cost of Goods Sold

The Company manufactures certain products at its facility and purchases other products from third party manufacturers. Cost of goods sold consists primarily of costs related to materials, components and subassemblies, third-party costs, manufacturing overhead costs, direct labor, reserves for excess, obsolete and non-sellable inventories and distribution-related expenses. A significant portion of the Company's cost of goods sold consists of manufacturing overhead costs. These overhead costs include the cost of quality assurance, material procurement, inventory control, facilities, equipment and operations supervision and management. Cost of goods sold also includes depreciation expense for production equipment and certain direct costs such as shipping costs.

Costs associated with product sales include commissions. The Company applies the practical expedient and recognizes commissions as expense when incurred because the expense is incurred at a point in time and the amortization period is less than one year. Commissions are recorded as selling expense.

Research and Development

Research and development expenses consist of compensation costs, stock-based compensation, engineering and research expenses, clinical trials and related expenses, regulatory expenses, manufacturing expenses incurred to build products for testing, allocated facilities costs, consulting fees and other expenses incurred to sustain the Company's overall research and development programs. All research and development costs are expensed as incurred.

Clinical trial costs are a significant component of the Company's research and development expenses. The Company has a history of contracting with third parties that perform various clinical trial activities on the Company's behalf in the ongoing development of its product candidates. The financial terms of these contracts are subject to negotiations and may vary from contract to contract and may result in uneven payment flow. The Company accrues and expenses costs for its clinical trial activities performed by third parties, including clinical research organizations and other service providers, based upon estimates of the work completed over the life of the individual study in accordance with associated agreements. The Company determines these estimates through discussion with internal personnel and outside service providers as to progress or stage of completion of trials or services pursuant to contracts with clinical research organizations and other service providers and the agreed-upon fee to be paid for such services.

Advertising Costs

The Company expenses the costs of advertising as incurred. Advertising expenses were $10.1 million and $7.9 million for the years ended December 31, 2025 and December 31, 2024, respectively.

Foreign Currency Translation and Transaction Gains and Losses

The functional currencies of the Company's wholly owned subsidiaries in Switzerland, Germany, Australia, the United Kingdom, France and Hong Kong are the Swiss franc. The functional currency of the Company's subsidiaries in Italy and Japan is the Euro and Yen, respectively. Accordingly, asset and liability accounts of Switzerland, France, Germany, Australia, the United Kingdom, Italy, Hong Kong and Japan operations are translated into U.S. dollars using the current exchange rate in effect at the balance sheet date and equity accounts are translated into U.S. dollars using historical rates. The revenues and expenses are translated using the average exchange rates in effect during the period, and gains and losses from foreign currency translation adjustments are included as a component of accumulated other comprehensive income in the consolidated balance sheet. Foreign currency translation adjustments are recorded in other comprehensive income (loss) in the consolidated statements of operations and comprehensive loss and was $0.3 million and $(0.5) million during the years ended December 31, 2025 and December 31, 2024, respectively.

Foreign currency transaction gains and losses are included in other income, net in the consolidated statements of operations and comprehensive loss and was $0.7 million and $0.1 million during the years ended December 31, 2025 and December 31, 2024, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation arrangements with employees and non-employees in accordance with ASC 718, *Compensation—Stock Compensation*, using a fair-value based method. The Company determines the fair value of all stock options and the 2020 Employee Share Purchase Plan ("ESPP") awards on the date of grant using the Black-Scholes option pricing model. The Company's determination of the fair value is impacted by its common stock price as well as assumptions regarding a number of variables. These variables include, but are not limited to, the expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

The fair value of time-based awards is recognized over the period during which an option holder is required to provide services in exchange for the option award, known as the requisite service period, which is typically the vesting period using the straight-line method. The fair value of performance-based awards, is recognized over the requisite service period using the graded vesting method. Refer to Note 10, "Stockholders' Equity" for additional information on performance-based and market-based awards. The Company accounts for forfeitures as they occur.

The Company issued stock options in exchange for the receipt of goods or services from non-employees. Costs for such equity instruments are measured at the fair value of the equity instruments issued on the measurement date as the Company believes that the fair value of the equity instrument is more reliably measured than the fair value of the services received.

Income Taxes

The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax bases of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred tax assets when management estimates, based on available objective evidence, that it is more likely than not that the benefit will not be realized for the deferred tax assets.

The Company also follows the provisions of ASC 740-10, *Accounting for Uncertainty in Income Taxes*. ASC 740-10 prescribes a comprehensive model for the recognition, measurement, presentation and disclosure in financial statements of any uncertain tax positions that have been taken or expected to be taken on a tax return. No liability related to uncertain tax positions is recorded on the consolidated financial statements. It is the Company's policy to include penalties and interest expense related to income taxes as part of the provision for income taxes.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common stock and potentially dilutive securities assuming the dilutive effect of outstanding stock options, unvested restricted stock units, and shares issuable related to the employee stock purchase plan. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Comprehensive Loss

The Company is required to report all components of comprehensive loss, including net loss, in the financial statements in the period in which they are recognized. Comprehensive gain or loss is defined as a change in equity of a business enterprise during a period, resulting from transactions and other events and circumstances from non-owner sources. The Company's currency translation adjustment and unrealized gains and losses from marketable securities are the components of other comprehensive income (loss) that are excluded from the reported net loss for all periods presented.

3.   Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-09 as of January 1, 2025 and the update enhances the disclosure requirements related to tax rate reconciliations and income taxes paid. See Note 11, Income Taxes" for additional information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires disclosure in the notes to the financial statements of specified information about certain costs and expenses. The amendments are effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU, or retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted improvements to the Accounting for Internal-Use Software*, to modernize the accounting for software costs that are accounted for under Subtopic 350-40. ASU 2025-06 removes all references to prescriptive and sequential software development stages throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1) Management has authorized and committed to funding the software project and 2) It is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. This ASU clarifies and improves existing interim reporting guidance by consolidating disclosure requirements within Topic 270 and introducing a disclosure principle requiring entities to disclose events and changes occurring after the most recent annual reporting period that are expected to have a material effect on the entity's financial condition or results of operations. The ASU does not introduce significant changes to recognition or measurement guidance. This ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact the adoption of this ASU will have on disclosures in its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, *Codification Improvements*. This ASU addresses suggestions received from stakeholders regarding the ASC and makes other incremental improvements to GAAP. The update represents changes to the ASC that clarify, correct errors in or make other improvements to a variety of topics that are intended to make it easier to understand and apply. This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. The Company is currently evaluating the impact the adoption of this ASU will have on disclosures in its consolidated financial statements.

All other newly issued accounting pronouncements not yet effective have been deemed either immaterial or not applicable.

4.   Fair Value Measurements

Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3—Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date. This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Assets and Liabilities Measured and Recorded at Fair Value on a Recurring Basis—Financial assets and liabilities held by the Company measured at fair value on a recurring basis include money market funds and marketable securities.

Assets and Liabilities Measured and Recorded at Fair Value on a Nonrecurring Basis—The Company determines the fair value of long-lived assets held and used by reference to independent appraisals, quoted market prices (e.g. an offer to purchase) and other factors. An impairment charge is recorded when the carrying value of the asset exceeds its fair value. There have been no impairment charges recorded to date. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the term loan approximates the fair value. The fair value of the term loan is estimated using Level 2 inputs.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

The following tables summarizes the types of assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 1,038	$ —	$ —	$ 1,038
Total cash equivalents	1,038	—	—	1,038
Total financial assets	$ 1,038	$ —	$ —	$ 1,038

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents:				
Money market funds	$ 6,616	$ —	$ —	$ 6,616
Total cash equivalents	6,616	—	—	6,616
Marketable securities:				
U.S. Government agency bonds	6,235	11,968	—	18,203
Commercial paper	—	12,374	—	12,374
Total marketable securities	6,235	24,342	—	30,577
Total financial assets	$ 12,851	$ 24,342	$ —	$ 37,193

There were no liabilities measured at fair value on a recurring and non-recurring basis as of December 31, 2025 and December 31, 2024.

As of December 31, 2025, the Company did not hold any marketable securities. The following table summarizes the cost, unrealized gains and losses and fair value of marketable securities as of December 31, 2024 (in thousands):

	December 31, 2024			
	Amortized Cost	**Unrealized Losses**	**Unrealized Gains**	**Fair Value**
U.S. Government agency bonds	$ 18,178	$ —	$ 25	$ 18,203
Commercial paper	12,376	(8)	6	12,374
Total	$ 30,554	$ (8)	$ 31	$ 30,577

The following table summarizes the marketable securities with unrealized losses as of December 31, 2024, aggregated by major security type and the length of time that individual securities have been in a continuous loss position (in thousands):

	December 31, 2024					
	Less than 12 months		12 months or greater		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Commercial paper	$ 5,659	$ (8)	$ —	$ —	$ 5,659	$ (8)
Total	$ 5,659	$ (8)	$ —	$ —	$ 5,659	$ (8)

The unrealized losses for marketable securities relate to changes in interest rates. During the years ended December 31, 2025 and December 31, 2024, the Company did not consider any of its marketable securities to be other-than-temporarily impaired. No allowance for credit losses was recorded as of December 31, 2024, and no impairment losses were recognized for the years ended December 31, 2025 and December 31, 2024.

At December 31, 2025 and December 31, 2024, accrued interest receivable of less than $0.1 million and $0.1 million was included in prepaid expenses and other current assets on the consolidated balance sheets, respectively. The Company elected to exclude accrued interest receivable from the estimation of expected credit losses on its marketable securities and reverse accrued interest receivable through interest income (expense) when amounts are determined to be uncollectible. The Company did not write off any accrued interest receivable during the years ended December 31, 2025 and December 31, 2024.

The Company's securities classified as short-term marketable securities mature within one year or less of the balance sheet date. Marketable securities that mature greater than one year from the balance sheet date are classified as long-term.

5. Balance Sheet Components

Cash and Cash Equivalents

The Company's cash and cash equivalents consist of the following (in thousands):

	December 31,	
	2025	**2024**
Cash	$ 68,713	$ 64,289
Cash equivalents:		
Money market funds	1,038	6,616
Total cash and cash equivalents	$ 69,751	$ 70,905

Inventory

Inventory consists of the following (in thousands):

| | December 31, | | | |
	2025		2024	
Raw materials	$	4,872	$	3,406
Work in process		529		457
Finished goods		14,048		14,733
Total inventory	$	19,449	$	18,596
Reported as:				
Inventory	$	15,845	$	16,915
Long-term inventory		3,604		1,681
Total inventory	$	19,449	$	18,596

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

| | December 31, | | | |
	2025		2024	
Prepaid expenses	$	1,927	$	1,827
Prepaid insurance		749		847
VAT and other receivable		591		671
Other current assets		491		1,129
Total prepaid expenses and other current assets	$	3,758	$	4,474

Capitalized Implementation Costs of a Hosting Arrangement

The Company has several software systems that are cloud-based hosting arrangements with service contracts. The Company accounts for costs incurred in connection with the implementation of these various software systems under ASU 2018-15, *Intangibles—Goodwill and Other—Internal Use Software (Subtopic 350–40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract*. The Company expenses all costs (internal and external) that are incurred in the planning and post-implementation operation stages. As of December 31, 2025 and December 31, 2024, the Company has capitalized approximately $0.9 million and $0.5 million in implementation costs, net of amortization, respectively. The capitalized costs are amortized on a straight-line basis over the non-cancelable contract terms, which are generally three to five years. As of December 31, 2025, the capitalized costs of $0.2 million and $0.7 million were included in prepaid expenses and other current assets, and other long-term assets, respectively. Amortization expense, which was included in selling, general and administrative expenses, was $0.1 million and $0.1 million for the years ended December 31, 2025 and December 31, 2024, respectively.

Property and Equipment, Net

Property and equipment, net consist of the following (in thousands):

	December 31,		
	2025		**2024**
Machinery and equipment	$ 2,547	$	2,345
Computer equipment and software	3,600		3,468
Furniture and fixtures	336		294
Leasehold improvements	2,336		2,318
Construction in progress	51		206
Total	8,870		8,631
Less: accumulated depreciation	(6,650)		(5,724)
Property and equipment, net	$ 2,220	$	2,907

In 2024, the Company recorded a non-cash impairment charge of $1.7 million related to certain previously capitalized software development costs that reduced the carrying value of those assets to zero. The impairment charge was recorded in research and development expenses on the Company's consolidated statements of operations and comprehensive loss. This impairment charge was primarily driven by the Company's strategic decision to adopt a more cost-efficient solution in place of completing the development of the internally developed software.

Depreciation expense for the years ended December 31, 2025 and December 31, 2024 was $1.1 million and $1.1 million, respectively.

Goodwill

Goodwill was $2.3 million as of December 31, 2025 and December 31, 2024. No goodwill impairment losses have been recognized since the acquisition. There were no acquisitions or dispositions of goodwill for the years ended December 31, 2025 or December 31, 2024. The Company performed an annual test for goodwill impairment in the fourth quarter of the fiscal years ended December 31, 2025 and December 31, 2024 and determined that goodwill was not impaired.

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 31,		
	2025		**2024**
Accrued employee bonuses and commissions	$ 3,549	$	6,894
Accrued vacation	2,846		2,555
Other accrued personnel related expenses	3,181		2,727
Accrued professional fees	3,022		2,455
Sales taxes, franchise tax and VAT	1,011		827
Other	947		1,014
Total accrued liabilities	$ 14,556	$	16,472

6.   **Long Term Debt**

CIBC Loan

In February 2020, the Company executed a Loan and Security Agreement with Canadian Imperial Bank of Commerce ("CIBC"), which the Company subsequently amended in April 2020 and December 2020 (as amended, the "CIBC Agreement"). The CIBC Agreement originally provided the Company with the ability to borrow up to $32.0 million in debt financing ("CIBC Loan") consisting of $17.0 million advanced at the closing of the agreement ("Tranche A"), with the option to draw up to an additional $8.0 million ("Tranche B") and an additional financing tranche ("Tranche C") of up to $7.0 million on or prior to February 20, 2022. Neither Tranche B nor Tranche C was drawn before the option expired.

In March 2021, the Company entered into an Amended and Restated Loan and Security Agreement with CIBC (as amended, the "Amended and Restated CIBC Agreement") which, among other things, extended the loan maturity date of the CIBC Loan from March 15, 2022 to February 20, 2025, and modified certain financial covenants.

In October 2021, the Company entered into a Second Amendment to the Amended and Restated CIBC Agreement, which extended the interest only period of the loan from 24 months to 36 months. Under the amended terms, principal repayment will begin in February 2023.

In October 2022, the Company entered into a Third Amendment to the Amended and Restated CIBC Agreement (the "Third Amendment") with CIBC, which, among other things, extended the maturity date of the CIBC Loan to October 31, 2027; provided a commitment for a new $20.0 million tranche of term loans that may be drawn at our option through October 31, 2023, subject to the satisfaction of certain conditions; and provided for a new interest only period of 24 months from the signing date of the Third Amendment, with the possibility of an additional extension of such interest only period of up to 12 months, subject to satisfaction of certain conditions.

In February 2023, the Company drew $20.0 million of the Amended Tranche B which has the same interest rate and repayment terms as Tranche A of the CIBC Loan.

In May 2024, as a result of satisfying certain conditions set forth in the Third Amendment, the Company extended the interest-only period of the CIBC Loan from 24 months to 36 months. There was no change to the loan interest rate, maturity date, or other terms of the loan.

In April 2025, the Company further amended the terms of the CIBC Loan (the "Fifth Amendment") to extend the interest-only period through maturity, with full principal repayment due in October 2027. There was no change to the interest rate or the maturity date of the loan. The Fifth Amendment was accounted for as a debt modification. The Fifth Amendment contains a financial covenant that, when cash and cash equivalents of the Company is less than $80.0 million, revenue for the trailing twelve-month period be at least 10.0% greater than the amount of revenue for the corresponding trailing twelve-month period in the prior year. Further, the Company is required to maintain unrestricted cash in an aggregate amount equal to the greater of $20.0 million and the absolute value of Adjusted EBITDA loss as defined in the Amended and Restated CIBC Agreement for the six-month period ending on any date of determination.

In January 2026, the Company further amended the terms of the CIBC Loan to 1) to modify the Company's obligations regarding cash such that the Company is required to maintain cash in an aggregate amount equal to or greater than (i) 1.25 multiplied by (ii) the then outstanding principal balance of the CIBC Loan and 2) to require regular updates to CIBC on our efforts to refinance the CIBC Loan. In addition, CIBC agreed not to test one of the financial covenants as of December 31, 2025. The Company paid to CIBC an amendment fee of less than $0.1 million. As of December 31, 2025, the Company was in compliance with all other covenants contained in the Amended and Restated CIBC Agreement.

As of December 31, 2025 and December 31, 2024, the CIBC Loan had an annual effective interest rate of 8.2% and 9.0% per year.

The CIBC Loan consists of the following (in thousands) as of December 31, 2025 and December 31, 2024, respectively:

| | December 31, | | |
	2025		**2024**
Term loan	$	37,000	$	37,000
Less: debt issuance costs		(116)		(99)
Term loan	$	36,884	$	36,901
Reported as:				
Short-term debt	$	—	$	3,083
Long-term debt		36,884		33,818
Total term loan	$	36,884	$	36,901

The Company paid $0.5 million fees to the lender and third parties, which is reflected as a discount on the CIBC Loan and is being accreted over the life of the term loan using the effective interest method.

During the years ended December 31, 2025 and December 31, 2024, the Company recorded interest expense related to debt discount and debt issuance costs of CIBC Loan of $0.1 million and $0.1 million, respectively.

Interest expense on the CIBC Loan amounted to $3.1 million and $3.5 million during the years ended December 31, 2025 and December 31, 2024, respectively.

The Company repaid the CIBC Loan in full, and terminated the Amended and Restated CIBC Agreement, in connection with the closing of the Perceptive Credit Agreement. See the section entitled "Subsequent Events——Perceptive Credit Agreement".

Credit Agreement

In May 2020, Pulmonx International Sàrl, a wholly owned subsidiary of the Company, received 0.5 million Swiss Francs ($0.5 million U.S. dollar equivalent) from a COVID-19 Credit Agreement under a Swiss Federal Government program. The COVID-19 Credit Agreement currently bears interest at a rate of 1.5% per year, payable at the end of each calendar quarter. The loan principal is being repaid in twelve equal installments, paid semi-annually, which began in March of 2022. Interest expense was immaterial during the years ended December 31, 2025 and December 31, 2024. Pulmonx International Sàrl repaid $0.1 million and $0.1 million to the lender during the years ended December 31, 2025 and December 31, 2024, respectively.

Contractual Maturities of Financing Obligations

As of December 31, 2025, the aggregate future payments under the CIBC Loan and Credit Agreement (including interest payments) are as follows (in thousands):

Fiscal Year Ending December 31,	Amount
2026	$ 2,977
2027	39,494
Total	$ 42,471
Less: unamortized debt discount	(116)
Less: interest	(5,260)
Term loan and credit agreement	$ 37,095

7.   Revenue Recognition

The Company's contract liabilities consist of deferred revenue for remaining performance obligations to customers after delivery, which was less than $0.1 million as of December 31, 2025. This amount is expected to be recognized as revenue in fiscal year 2026. The deferred revenue as of December 31, 2024 was $0.1 million, which was recognized as revenue during the year ended December 31, 2025. The deferred revenue as of December 31, 2023 was $0.2 million, which was recognized as revenue during the year ended December 31, 2024.

The Company disaggregates its revenue by major geographic region, which has been disclosed in Note 12, "Segment Information."

8.   Leases, Lease Commitments and Contingencies

The Company has a lease for its headquarters location in Redwood City, California, which consists of approximately 24,591 square feet of office space (the "existing premises") and was scheduled to expire on July 31, 2025 (the "Office Lease"). The Company leases additional facilities in Redwood City, California, under a sublease agreement, which consist of approximately 25,254 square feet of office space (the "expansion premises") and was scheduled to expire on September 30, 2024 (the "Sublease").

In the second quarter of 2024, the Company entered into a third amendment to Sublease (the "Third Amendment to Sublease") to extend the lease term of the expansion premises through May 31, 2028. The Third Amendment to Sublease contains a rent-free period between November 1, 2024 and February 28, 2025, after which rent is approximately $0.1 million per month and is subject to an annual increase of approximately 3%.

The Company also entered into a third amendment to Office Lease (the "Third Amendment to Office Lease") to extend the lease term of the existing premises through July 31, 2035. The Third Amendment to Office Lease contains a rent-free period, as further described below, after which rent is approximately $0.1 million per month and is subject to an annual increase of approximately 3.5%. Additionally, under the Third Amendment to Office Lease, the Company and the landlord have agreed to expand the existing premises to include the expansion premises, effective as of June 1, 2028, through July 31, 2035 (conterminous with the existing premises as referenced above). Commencing on June 1, 2028, the monthly base rent for the expansion premises will be $0.1 million per month and is subject to an annual increase of approximately 3.5%.

Under the Third Amendment to Office Lease, the Company has two options to extend the lease term on the leased premises for a period of five years, respectively. The Company did not include the renewal options in the lease terms for calculating lease liability, as it was not reasonably certain that the Company will exercise these renewal options. The amendments were accounted for as modifications that resulted in additional right of use assets in exchange for lease liabilities of $16.3 million.

In the fourth quarter of 2024, the Company entered into an amendment to the Third Amendment to Office Lease, which modified the rent-free period from the original dates of August 1, 2025 through November 30, 2025, to a new period from October 1, 2024 through December 31, 2024. There was no change to the other terms of the lease agreement that would materially impact the consolidated financial statements. The amendment was accounted for as a modification that resulted in additional right of use assets in exchange for lease liabilities of $0.4 million.

In the fourth quarter of 2024, the Company entered into a five-year lease for a new office facility in Switzerland. The lease commenced in the first quarter of 2025, with total future minimum rent payments of $0.5 million. The Company recognized right of use assets in exchange for lease liabilities of $0.4 million related to this new lease in the first quarter of 2025.

As of December 31, 2025, the Company has leases on 21 vehicles with an average lease term of 3.0 years.

Operating lease cost consists of the following (in thousands):

| | Years Ended December 31, | |
	2025	2024
Operating lease cost	$ 3,291	$ 3,111
Short-term lease cost	33	40
Variable lease cost	495	714
Total lease cost	$ 3,819	$ 3,865

The following table summarizes a maturity analysis of the Company's lease liabilities showing the aggregate lease payments as of December 31, 2025 (in thousands):

Fiscal Year Ending December 31,	Amount
2026	$ 3,001
2027	3,023
2028	2,934
2029	2,948
2030	2,941
Thereafter	14,840
Total minimum lease payments	$ 29,687
Less: Amount of lease payments representing interest	10,418
Present value of future minimum lease payments	$ 19,269
Reported as:	
Current lease liabilities	$ 1,210
Long-term lease liabilities	18,059
Total lease liabilities	$ 19,269

The following table summarizes additional information related to the Company's operating leases (in thousands, except weighted average data):

| | December 31, | |
	2025	2024
Right of use asset	$ 18,028	$ 18,545
Weighted average remaining lease term (years)	9.31	10.46
Weighted average discount rate	9.9 %	9.9 %

The following table summarizes other supplemental information related to the Company's operating leases (in thousands):

| | Years Ended December 31, | |
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities included in cash flows used in operating activities	$ 2,817	$ 3,133
Right-of-use assets obtained in exchange for lease liabilities	$ 925	$ 17,016

Contingencies

From time to time, the Company may be a party to various litigation claims in the normal course of business. Legal fees and other costs associated with such actions are expensed as incurred. The Company assesses, in conjunction with legal counsel, the need to record a liability for litigation and contingencies. Accrual estimates are recorded when and if it is determinable that such a liability for litigation and contingencies are both probable and reasonably estimable.

In December 2022, the Company received a civil investigative demand ("CID") from the U.S. Department of Justice ("US DOJ"), in connection with an investigation under the False Claims Act. The CID requested information and documents regarding our relationships with certain health care providers, medical practices, and hospitals in connection with the sales and marketing of the Zephyr Valves and related products and services. Subsequently, on or about January 27, 2025 the DOJ filed on behalf of itself and certain states attorneys general, a Notice of Election to Decline Intervention in and to unseal the underlying action that was the basis of the CID, filed by an individual (the "Relator") in U.S. District Court for the Northern District of California (the "Qui Tam Action"). In December 2025, the Company entered into a settlement agreement with the Relator, with approval by the US DOJ and the various states' attorneys general who were parties to the Qui Tam Action. The Qui Tam Action was dismissed on December 22, 2025.

9. Income Taxes

Loss before the provision for income taxes consists of the following (in thousands):

| | Years Ended December 31, | |
	2025	2024
Domestic	$ (57,077)	$ (57,570)
Foreign	3,700	1,676
Total loss before provision for taxes	$ (53,377)	$ (55,894)

The components of income tax expense are as follows (in thousands):

| | Years Ended December 31, | |
	2025	2024
Current:		
Federal	$ —	$ —
State	45	53
Foreign	600	471
Total current expense	$ 645	$ 524
Deferred:		
Federal	$ (5)	$ 7
State	5	8
Foreign	(19)	(39)
Total deferred expense	(19)	(24)
Total income tax expense	$ 626	$ 500

The table below provides the updated requirements of ASU 2023-09 for 2025. See Notes to Financial Statements - Income Taxes for additional details on the adoption of ASU 2023-09. The effective tax rate differs from the federal statutory income tax rate applied to the loss before provision for income taxes and tax due to the following:

	Year Ended December 31, 2025	
	$	**%**
U.S. federal statutory tax rate	$ (11,209)	21.0 %
State and local income taxes, net of federal[1]	50	(0.1)%
Foreign tax effects	(203)	0.4 %
Enactment of new tax laws	—	0.0 %
Effect of cross-border tax laws		
Global Intangible Low-Tax Income	199	(0.4)%
Tax credits	(170)	0.3 %
Valuation allowances	8,273	(15.5)%
Nontaxable or nondeductible items		
Stock-based compensation[2]	2,936	(5.5)%
Other	269	(0.5)%
Changes in unrecognized tax benefits	26	0.0 %
Other adjustments		
Expiring attributes	559	(1.1)%
Other	(104)	0.2 %
Total	$ 626	(1.2)%

[1] State taxes in Texas made up the majority (greater than 50%) of the tax effect in this category.

[2] Includes amounts related to non-deductible stock-based compensation, including non-deductible executive compensation, in addition to excess tax benefits or shortfalls from stock-based compensation.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

	Years Ended December 31,	
	2024	**2023**
Federal statutory rate	21.0 %	21.0 %
State taxes, net of federal benefit	(0.1)%	(0.1)%
Foreign earnings at different rates	0.1 %	(0.5)%
Tax credits	1.3 %	(0.9)%
Permanent differences	(5.7)%	(4.6)%
Prior year true-up	(0.2)%	0.6 %
Change in valuation allowance	(16.8)%	(16.4)%
Other rate impacts	(0.5)%	— %
Effective tax rate	(0.9)%	(0.9)%

Income taxes paid (net of refunds) exceeded 5 percent of total income taxes paid (net of refunds) in the following jurisdictions:

		Year Ended December 31, 2025
Income taxes paid:		
Federal	$	—
State		45
Foreign:		
Switzerland		138
France		80
United Kingdom		60
Germany		59
Italy		34
Spain		32
Other		20
Total	$	468

Cash paid for income taxes, net of refunds, during the years ended December 31, 2024 and 2023 was $0.6 million and $0.5 million, respectively.

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as operating losses and tax credit carryforwards. Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows (in thousands):

	December 31,	
	2025	**2024**
Deferred tax assets:		
Net operating loss carryforwards	$ 76,653	$ 65,515
Tax credit carryforwards	7,620	7,331
Accruals and reserves	1,401	1,993
Depreciation	380	303
Intangible assets	3,065	3,527
Right of use liability	4,464	4,568
Capitalized research costs	6,309	7,754
Other	5,261	4,467
Total deferred tax assets	105,153	95,458
Less: valuation allowance	(100,491)	(90,598)
Total deferred tax assets, net of valuation allowance	$ 4,662	$ 4,860
Deferred tax liabilities:		
Right of use asset	$ (4,162)	$ (4,358)
Goodwill	(569)	(589)
Total deferred tax liabilities	$ (4,731)	$ (4,947)
Net deferred tax liabilities	$ (69)	$ (87)

The Company has established a full valuation allowance against its U.S. net deferred tax assets due to the uncertainty surrounding the realization of such assets. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the U.S. net deferred tax assets have been fully offset by a valuation allowance of $100.5 million as of December 31, 2025. The valuation allowance increased by $9.9 million and $11.2 million for the years ended December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, the Company had a total net operating loss carryforwards for federal income tax purposes of approximately $330.3 million. For net operating loss carryforwards generated prior to 2018, if not utilized, these net federal operating loss carryforwards will begin to expire in 2026. The Company also had a state and city net operating loss carryforward of approximately $207.1 million which will begin to expire in 2026.

For tax years beginning on January 1, 2018 onwards, any federal net operating losses generated will be allowable for carry forward indefinitely, as opposed to the original expiration of 20 years. As of December 31, 2025, the Company had $262.4 million of federal net operating losses that can be carryforward indefinitely.

The Company also had federal and state research and development ("R&D") tax credit carryforwards of approximately $4.6 million and $5.5 million, respectively. The federal tax R&D credit carryforwards will expire beginning in the year 2026 while the state tax credit carryforwards have no expiration date.

Utilization of the net operating loss carryforwards and R&D tax credit carryforwards may be subject to annual limitations due to the ownership change limitations provided by the Internal Revenue Code, as defined in Section 382, and other similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company completed a section 382 study for the year ended December 31, 2022 for which the Company had no change in ownership and do not expect any changes from that analysis through December 31, 2025. Additionally, based on the Company's analysis, no further material net operating losses or credits have expired unused due to the section 382 limitations as of December 31, 2025.

Annually, the Company determines whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities in considering whether any tax benefit can be recorded in the consolidated financial statements. As of December 31, 2025, the Company had unrecognized tax benefits of approximately $9.1 million, none of which will affect the effective tax rate if recognized.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits (in thousands):

Balance at December 31, 2023	$	8,662
Additions for tax positions related to prior year		170
Additions for tax positions related to current year		40
Balance at December 31, 2024	$	8,872
Additions for tax positions related to prior year		158
Decreases for tax positions related to prior year		(8)
Additions for tax positions related to current year		51
Balance at December 31, 2025	$	9,073

It is the Company's policy to include penalties and interest expense related to income taxes as a component of other income, net and interest expense, respectively, as necessary.

The Company's major tax jurisdictions are the United States and California, and Switzerland and Neuchâtel. The Company's tax years will remain open for examination by the federal and state tax authorities from 2005 for federal and 1999 for states because of the net operating losses and R&D credit carryover. The Company does not have any tax audits or other issues pending.

Beginning in 2022, the Tax Cuts and Jobs Act (the "Tax Act") requires taxpayers to capitalize research and development expenses with amortization periods over five years for domestic research and developments costs and fifteen years for foreign research and development costs. The One Big Beautiful Bill Act (the "OBBBA") was signed into law on July 4, 2025, and contains significant tax law changes, including allowing for the immediate expensing in 2025 and forward of domestic research and development costs. Because of the Company's valuation allowance on its deferred tax assets, the change did not impact the Company's financial statements.

10.   Stockholders' Equity

Common Stock

As of December 31, 2025 and December 31, 2024, the Company's certificate of incorporation authorized the Company to issue up to 200,000,000 shares of common stock. Common stockholders are entitled to dividends as and when declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote.

In March and May 2024, the Company granted stock-based awards outside of the existing stock plans to its new Chief Executive Officer and new Chief Financial Officer, respectively. These awards were granted as a material inducement for accepting employment with the Company. The inducement awards consisted of a total of 997,681 shares of the Company's common stock, which includes an aggregate of 331,156 shares of common stock issuable upon the vesting of restricted stock unit awards and 666,525 shares of common stock issuable upon the exercise of nonqualified stock option grants generally subject to the same terms and conditions as grants that are made under the 2020 Equity Incentive Plan.

Shares Reserved for Future Issuance

The Company has reserved shares of common stock for future issuances as follows:

	December 31,	
	2025	**2024**
Common stock options issued and outstanding	3,067,088	3,627,606
Common stock restricted stock units issued and outstanding	6,667,812	2,728,599
Common stock available for future grants	2,204,802	3,006,773
Common stock available for ESPP	1,795,996	1,648,046
Total	13,735,698	11,011,024

Stock Options

As of December 31, 2025, the Company reserved 17,381,487 shares of its common stock under its 2000 Stock Plan (the "2000 Stock Plan"), the 2010 Stock Plan (the "2010 Stock Plan"), the 2020 Stock Plan (the "2020 Stock Plan"), and the 2020 Equity Incentive Plan (the "2020 Equity Incentive Plan" and, together with the 2000 Stock Plan, the 2010 Stock Plan and the 2020 Stock Plan, the "Stock Plans"). Options granted under the Stock Plans may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to the Company employees (including officers and directors). Nonqualified stock options ("NSO") may be granted to the Company employees and consultants. In January 2026, the number of shares of common stock available for issuance under the 2020 Equity Incentive Plan was increased by 1,666,945 shares as a result of the automatic increase provision in the 2020 Equity Incentive Plan.

Options to purchase the Company's common stock may be granted at a price not less than 100% of the fair market value in the case of ISO or NSO, except for an employee or non-employee with options who owns more than 10% of the voting power of all classes of stock of the Company in which case the exercise price shall be no less than 110% of the fair market value per share on the grant date. Options vest ranging from immediately upon grant to a rate of 25% per annum over four years from the grant date. Options expire but not more than ten years after the date of grant.

In November 2025, the Company's Compensation Committee of the Board of Directors approved the 2025 Inducement Plan (the "Inducement Plan"). The terms of the Inducement Plan are similar to the terms of the 2020 Equity Incentive Plan with the exception that incentive stock options may not be issued under the Inducement Plan and awards under the Inducement Plan may only be issued to eligible recipients under the applicable Nasdaq rules. The Inducement Plan was adopted by the Company's Compensation Committee of the Board of Directors without stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. As of December 31, 2025, the Company reserved 3,200,000 shares of its common stock for issuance pursuant to awards granted under the Inducement Plan. The Company issued 1,625,000 restricted stock units during the year ended December 31, 2025.

Activity with respect to stock options was as follows:

	Outstanding Options	
	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2023	3,142,981	$ 16.40
Options granted	928,125	9.00
Options exercised	(107,817)	2.02
Options canceled	(335,683)	21.96
Balance, December 31, 2024	3,627,606	$ 14.42
Options granted	128,395	8.29
Options exercised	(145,435)	1.71
Options canceled	(543,478)	9.05
Balance, December 31, 2025	3,067,088	$ 15.72

The aggregate intrinsic value of options exercised during the years ended December 31, 2025 and December 31, 2024 was $0.3 million and $0.7 million, respectively.

The aggregate intrinsic value of options outstanding as of December 31, 2025 and December 31, 2024 was $0.1 million and $3.7 million, respectively. The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying stock options and the fair value of the Company's common stock for stock options that were in-the-money as of December 31, 2025 and December 31, 2024.

	December 31, 2025		
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (in Years)
Options vested	2,666,070	$ 16.35	4.94
Options vested and expected to vest	3,067,088	$ 15.72	5.26

The aggregate intrinsic value of options exercisable as of December 31, 2025 and December 31, 2024 was $0.1 million and $3.7 million, respectively.

Service-Based Restricted Stock Units

The Company estimates the fair value of service-based restricted stock units based on the closing price of the Company's common stock on the grant date. Activity with respect to service-based restricted stock units was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	2,244,903	$ 15.74
Granted	1,848,908	8.70
Vested	(987,828)	15.19
Forfeited	(377,384)	14.31
Outstanding at December 31, 2024	2,728,599	$ 11.11
Granted	4,793,547	4.49
Vested	(1,492,336)	11.44
Forfeited	(754,498)	8.85
Outstanding at December 31, 2025	5,275,312	$ 5.33

The fair value as of the respective vesting dates of restricted stock units that vested for the years ended December 31, 2025 and December 31, 2024 was $5.4 million and $7.5 million.

Performance-Based and Market-Based Restricted Stock Units

In fiscal year 2025, the Company granted 326,848 performance-based restricted stock units ("PSUs") to employees. The final number of PSUs awarded will be determined based on the Company's consolidated cumulative revenue over a two-year performance period and may vest at a rate ranging from 0% to 200% of the target number of shares. Any PSUs awarded at the end of the performance period will vest in equal installments over the following four quarters. The Company estimates the fair value of these performance-based restricted stock units based on the closing price of its common stock on the grant date. Compensation expense for these awards is calculated based on the expected achievement of the target revenue metrics and is recognized over the requisite service period.

In December 2025, the Company granted 1,200,000 restricted stock units with service and market conditions to certain employees. The vesting of the market-based restricted stock units will be met 33% after one year and the remainder thereunder in equal installments quarterly over the following two years subject to continued employment. Vesting is also contingent on the average closing price of the Company's common stock being greater than $4.00 over a period of 60 consecutive trading days within three years. The Company estimates the fair value of these market-based restricted stock units on the date of grant using a Monte Carlo simulation including the following assumptions: expected volatility of 100.0%; a risk-free rate of 3.6%; and a cost of equity of 16%. Compensation expense for these awards is recognized over the requisite service period for each tranche based on the graded vested method. The requisite service period is the longer of the explicit service period or the derived service period based on the market condition for each tranche. The derived service period was estimated to be 0.98 years.

Activity with respect to performance-based and market-based restricted stock units was as follows:

	Number of Shares Underlying Outstanding Restricted Stock	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2024	—	$ —
Granted	1,526,848	2.87
Vested	—	—
Forfeited [1]	(134,348)	8.29
Outstanding at December 31, 2025	1,392,500	$ 2.34

(1) Forfeited PSUs

Stock-Based Compensation for Employees and Non-Employees

The weighted average grant-date fair value of the stock options granted during the years ended December 31, 2025 and December 31, 2024 was $5.86 and $6.02 per share, respectively.

The Company uses the Black-Scholes Merton option-pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant is affected by the stock price as well as assumptions regarding a number of variables. These variables include expected stock price volatility over the term of the awards, risk-free interest rates and expected dividends. The estimated grant date fair values of employee stock options were calculated using the following assumptions:

	Years Ended December 31,	
	2025	2024
Weighted average expected term (in years)	6.0	6.0 - 6.1
Volatility	79.1%	71.3% - 72.8%
Risk-free interest rate	4.0%	4.1% - 4.5%
Dividend yield	—	—

Expected Term

The expected term is calculated using the simplified method, which is available where there is insufficient historical data about exercise patterns and post-vesting employment termination behavior. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the periods from grant until the mid-point for each of the tranches are averaged to provide an overall expected term.

Volatility

The expected stock price volatility assumptions for the Company's stock options for the years ended December 31, 2025 and December 31, 2024 were determined using the Company's historical volatility and the historical volatilities of industry peers, referred to as "guideline" companies, as the Company had limited trading history for the Company's common stock. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

The expected stock price volatility assumptions for the purchase rights under the employee share purchase plan for the years ended December 31, 2025 and December 31, 2024 were determined using the historical volatility of the Company's common stock.

Risk-Free Rate

The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock options.

Dividend Yield

The expected dividend assumption is based on the Company's history and expectation of dividend payouts.

Fair Value of Common Stock

The fair value of the Company's common stock is determined based on its closing market price on the date of grant.

2020 Employee Share Purchase Plan

The Company adopted the ESPP in September 2020, with a total of 720,000 shares of common stock initially reserved for issuance. The ESPP permits eligible employees to acquire shares of the Company's common stock through periodic payroll deductions of up to 15% of base compensation. No employee may purchase more than 2,500 shares during an offering period. In addition, no employee may purchase more than $25,000 worth of stock, determined by the fair market value of the shares at the time such option is granted, in one calendar year. At the end of each purchase period, employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last trading day of the offering period. The Company entered into a new offering period beginning August 18, 2025 and ending February 20, 2026.

The Company issued 249,908 and 173,941 shares under the ESPP for the years ended December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025, there were 1,795,996 shares authorized for future purchase under the ESPP. In January 2026, the number of shares of common stock available for issuance under the ESPP was increased by 416,736 shares as a result of the automatic increase provision in the ESPP.

Compensation expense is calculated using the fair value of the employees' purchase rights under the Black-Scholes model.

	Years Ended December 31,	
	2025	**2024**
Weighted average expected term (in years)	0.5	0.5
Volatility	64.0% - 122.6%	54.7% - 69.7%
Risk-free interest rate	4.1% - 4.3%	5.0% - 5.3%
Dividend yield	—	—

Total Stock-Based Compensation

Stock-based compensation expense is reflected in the statements of operations and comprehensive loss as follows (in thousands):

	Years Ended December 31,			
	2025		**2024**	
Cost of goods sold	$	1,944	$	1,873
Research and development		2,635		2,708
Selling, general and administrative		16,654		18,374
Total	$	21,233	$	22,955

The above stock-based compensation expense related to the following equity-based awards (in thousands):

	Years Ended December 31,	
	2025	2024
Stock options and restricted stock units	$ 20,937	$ 22,460
ESPP	296	495
Total	$ 21,233	$ 22,955

Stock-based compensation of $1.7 million and $1.7 million was capitalized into inventory for the years ended December 31, 2025 and December 31, 2024, respectively. Stock-based compensation capitalized in prior periods of $1.9 million and $1.8 million was recognized as cost of sales in the years ended December 31, 2025 and December 31, 2024, respectively.

As of December 31, 2025, there was $30.6 million of unrecognized compensation costs related to non-vested common stock options and restricted stock units, expected to be recognized over a weighted-average period of 2.4 years. The total grant date fair value of shares vested during the years ended December 31, 2025 and December 31, 2024 was $17.4 million and $15.0 million, respectively.

As of December 31, 2025, the Company had unrecognized employee stock-based compensation relating to ESPP awards of less than $0.1 million, which is expected to be recognized over a weighted-average period of 0.1 years.

Stock Modification

In February 2024, the Company's former Chief Executive Officer, Glendon French, resigned as President and Chief Executive Officer, effective as of March 15, 2024. Following this date, Mr. French continued as a full-time employee of the Company in the capacity of Senior Advisor to the new President and Chief Executive Officer until May 1, 2024, when his employment ceased. Thereafter, Mr. French has continued to serve as a member of the Company's board of directors, and his outstanding equity awards have continued to vest in accordance with their terms, subject to his continued service to the Company.

The Company evaluated the change in status in accordance with ASC 718 and determined that there was a modification to the unvested awards expected to vest after March 15, 2024. The total stock-based compensation expense related to the modification, evaluated as of the modification date, was $6.3 million, to be recognized over the remaining vesting periods. The Company recorded $2.1 million and $2.3 million in stock-based compensation expenses related to the modification for the years ended December 31, 2025 and December 31, 2024, respectively.

11.   Net Loss per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders which excludes shares which are legally outstanding, but subject to repurchase by the Company (in thousands, except share and per share amounts):

	Years Ended December 31,	
	2025	**2024**
Numerator		
Net loss attributable to common stockholders	$ (54,003)	$ (56,394)
Denominator		
Weighted-average common stock outstanding	40,685,934	39,111,106
Less: weighted-average common shares subject to repurchase	—	(33)
Weighted-average common shares used to compute basic and diluted net loss per share	40,685,934	39,111,073
Net loss per share attributable to common stockholders, basic and diluted	$ (1.33)	$ (1.44)

The following potentially dilutive securities outstanding have been excluded from the computation of diluted weighted average shares outstanding because such securities have an antidilutive impact due to the Company's net loss, in common stock equivalent shares:

	Years Ended December 31,	
	2025	**2024**
Options to purchase common stock	3,067,088	3,627,606
Unvested restricted stock units	6,667,812	2,728,599
Shares committed under ESPP	150,156	80,791
Total Shares	9,885,056	6,436,996

12.   Segment Information

The chief operating decision maker for the Company is the Chief Executive Officer. The Company's Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by geographic region, for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, the Company has determined that it has a single reportable and operating segment structure. The Company's Chief Executive Officer evaluates performance based primarily on revenue in the geographic locations in which the Company operates.

Revenue by geographic area is based on the billing address of the customer. The following table sets forth our revenue by geographic area (in thousands):

	Years Ended December 31,	
	2025	**2024**
United States	$ 57,023	$ 56,465
Europe, Middle-East and Africa ("EMEA")	26,985	22,329
Asia Pacific	6,229	4,439
Other International	260	556
Total	$ 90,497	$ 83,789

The CODM also utilizes the Company's long-range plan as a key input for resource allocation. The CODM makes decisions on resource allocation, assesses performance of the business, and monitors budget versus actual results using consolidated net loss. Significant expenses within consolidated net loss include cost of goods sold, research and development, and selling, general and administrative expenses, which are each separately presented on the Company's Consolidated Statements of Operations and Comprehensive Loss. In addition, the CODM is provided with the stock-based compensation expense included in research and development expenses and selling, general and administrative expenses. See FN 10, "Stockholders' Equity" for more information. Other segment items included in consolidated net loss are interest income, interest expense, and other income, net, and income tax expense.

Long-lived assets by geographic area are based on physical location of those assets. The following table sets forth our long-lived assets by geographic area (in thousands):

	December 31,			
	2025		**2024**	
United States	$	2,144	$	2,824
Europe, Middle-East and Africa		59		44
Asia Pacific		17		39
Total	$	2,220	$	2,907

13. Employee Benefit Plan

Effective October 1997, the Company implemented a retirement savings plan (the "Savings Plan") which is intended to qualify as a deferred savings plan under Section 401(k) of the Internal Revenue Code. Participants are allowed to contribute up to 100% of the total compensation, not to exceed the amount allowed by the applicable statutory prescribed limit. There have been no contributions made to the Savings Plan by the Company since inception.

14. Subsequent Events

Perceptive Credit Facility

Subsequent to December 31, 2025, on March 2, 2026 (the "Closing Date"), the Company entered into a Credit Agreement and Guaranty (the "Credit Agreement") and a Security Agreement (the "Security Agreement"), with Perceptive Credit Holdings V, LP ("Perceptive"), as the initial lender, administrative agent and collateral agent. The Perceptive Credit Agreement provides for a senior secured term loan facility in an aggregate principal amount of up to $60.0 million (the "Loan Facility").

On the Closing Date, the Company borrowed an initial loan under the Credit Agreement in an aggregate principal amount of $40.0 million. The Loan Facility permits the Company to borrow up to an additional $20 million, in two additional equal tranches. The first $10.0 million tranche becomes available if the Company reaches at least $92.5 million in revenue for any trailing twelve-month period ending as of the end of last day of any fiscal quarter through, and including, the fiscal quarter ending September 30, 2027, and the second $10.0 million tranche becomes available if the Company reaches at least $100.0 million in revenue for any trailing twelve-month period ending as of the end of last day of any fiscal quarter through, and including, the fiscal quarter ending December 31, 2027.

The Loan Facility has a maturity date of March 2, 2031 (the "Maturity Date"). The Loan Facility accrues interest, payable monthly in arrears, at an annual rate equal to the sum of (a) an applicable margin of 7.00% (the "Applicable Margin") plus (b) the greater of (i) one-month term SOFR and (ii) 3.75%. Upon the occurrence and during the continuance of an event of default under the Credit Agreement, the Applicable Margin will increase by an additional 3.00% per annum at Perceptive's election (retroactive to the date of such event of default), or automatically in the case of a payment or bankruptcy event of default.

The loans under the Loan Facility may be prepaid at any time, subject to a prepayment premium ranging from 2% to 10% if such prepayment occurs on or prior to the fourth anniversary of the Closing Date. On the Closing Date, the Company paid an upfront fee of $750,000, which is equal to 1.25% of the aggregate principal amount of the Loan Facility. On each date when any outstanding principal under the Loan Facility is repaid, the Company will be required to pay an exit fee equal to 1.50% of such principal amount.

The Credit Agreement contains certain representations and warranties, affirmative covenants, negative covenants, and events of default that are customarily required for similar financings. In addition, the Credit Agreement contains financial covenants requiring the Company to (i) at all times prior to the Maturity Date, maintain minimum Liquidity (as defined in the Credit Agreement) of at least $4.0 million and (ii) as of each calculation date set forth in the Credit Agreement, maintain Revenue (as defined in the Credit Agreement) that is not less than the amounts specified in the Credit Agreement. The occurrence of an event of default under the Credit Agreement could result in, among other things, the declaration that all outstanding principal and interest thereunder are immediately due and payable in whole or in part.

In connection with the Company's entry into the Loan Facility, on March 2, 2026, the Company repaid all outstanding indebtedness under the Amended and Restated CIBC Agreement, and terminated all its obligations and commitments thereunder.

Perceptive Warrant

On the Closing Date, the Company issued to Perceptive a warrant to purchase up to 1,000,000 shares of the Company's common stock, par value $0.001 per share, with an exercise price of $1.92 per share, which is a 25% premium to the 10-day volume weighted average price of the common stock for the period ending on the business day immediately preceding the Closing Date.

On the date of the funding of each delayed draw term loan under the Credit Agreement, the Company will issue to Perceptive additional warrants to purchase a number of shares of common stock equal to 0.025 times the dollar amount of delayed draw term loans funded on such date (which number of shares will be adjusted for any stock splits, stock combinations and the like that take place after the Closing Date and prior to the applicable funding date), with an exercise price equal to a 25% premium to the 10-day volume weighted average price of the common stock for the period ending on the business day immediately preceding such date.

All the warrants, regardless of issuance date, will have an expiration date of March 2, 2033, may be exercised on a cashless or "net" basis, are freely transferable, and will be automatically exercised, on a cashless basis, prior to their expiration if the value of the shares underlying the respective warrant is greater than the then-applicable exercise price.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of our Disclosure Controls and Procedures

Disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. Further, our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our control system will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Under the supervision of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission. Based on that assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements

During the three months ended December 31, 2025, none of our directors or officers adopted or terminated (i) any contract, instruction or written plan for the purchase or sale of securities of the Company intended to satisfy the affirmative defense conditions of Rule 10b5–1(c) (a "Rule 10b5-1 trading arrangement") or (ii) any "non-Rule 10b5-1 trading arrangement" as defined in Item 408(c) of Regulation S-K.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our directors and executive officers set forth under the headings "Proposal No.1—Election of Directors," "Information Regarding the Board of Directors and Corporate Governance," and "Information Regarding Executive Officers" of the 2026 Proxy Statement is incorporated herein by reference.

Information regarding our Audit Committee, including the members of our Audit Committee, set forth under the heading "Information Regarding the Board of Directors and Corporate Governance—Audit Committee" of the 2026 Proxy Statement is incorporated herein by reference.

Information regarding the procedures by which our shareholders may recommend nominees to our Board of Directors set forth under the heading "Information Regarding the Board of Directors and Corporate Governance—Nominating and Corporate Governance Committee" of the 2026 Proxy Statement is incorporated herein by reference.

Information regarding compliance with Section 16(a) of the Exchange Act, if any, set forth under the heading "Delinquent Section 16(a) Reports" of the 2026 Proxy Statement is incorporated herein by reference.

Information regarding our Code of Business Conduct and Ethics set forth under the heading "Information Regarding the Board of Directors and Corporate Governance—Code of Business Conduct and Ethics" of the 2026 Proxy Statement is incorporated herein by reference.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report. In addition, it is the Company's intent to comply with applicable laws and regulations relating to insider trading.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation and director compensation set forth under the headings "Executive Compensation" and "Director Compensation," respectively, of the 2026 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information contained in the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" of the 2026 Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information contained in the section captioned "Transactions with Related Persons and Indemnification" of the 2026 Proxy Statement is incorporated herein by reference.

Information regarding director independence set forth under the heading "Information Regarding the Board of Directors and Corporate Governance" of the 2026 Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding our independent auditor fees and serves in the section captioned "Proposal No. 2—Ratification of Selection of Independent Registered Public Accounting Firm—Principal Accounting Fees and Services" of the 2026 Proxy Statement is incorporated herein by reference.

Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent auditor in the section captioned "Proposal No. 2—Ratification of Selection of Independent Registered Public Accounting Firm—Pre-Approval Policies and Procedures" of the 2026 Proxy Statement is incorporated herein by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this Annual Report on Form 10-K:

(1)   FINANCIAL STATEMENTS

Our consolidated financial statements are listed in the "Index to the Financial Statements" under Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(2)   FINANCIAL STATEMENT SCHEDULES

All schedules to the financial statements are omitted because they are not applicable, not material or the required information is shown in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(3)   EXHIBITS

The documents listed in the Exhibit Index of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicated therein.

EXHIBIT INDEX

Exhibit Number	Description of Document	Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1	Amended and Restated Certificate of Incorporation of Pulmonx Corporation.	8-K	001-39562	3.1	October 5, 2020	
3.2	Amended and Restated Bylaws of Pulmonx Corporation.	S-1/A	333-248635	3.4	September 24, 2020	
4.1	Form of common stock certificate of Pulmonx Corporation.	S-1/A	333-248635	4.1	September 24, 2020	
4.2	Description of common stock of Pulmonx Corporation.	10-K	001-39562	4.3	March 15, 2021	
10.1+	Amended and Restated 2010 Stock Plan.	S-8	333-249187	99.1	October 1, 2020	
10.2+	Forms of Notice of Stock Option Grant, Option Agreement, and Exercise Notice under Amended and Restated 2010 Stock Plan.	S-8	333-249187	99.2	October 1, 2020	
10.3+	Amended and Restated 2020 Stock Plan.	S-8	333-249187	99.3	October 1, 2020	
10.4+	Forms of Notice of Stock Option Grant, Option Agreement, and Exercise Notice under Amended and Restated 2020 Stock Plan.	S-8	333-249187	99.4	October 1, 2020	
10.5+	2020 Equity Incentive Plan.	S-8	333-249187	99.5	October 1, 2020	

10.6+	Forms of Option Agreement and Notice of Stock Option Grant under 2020 Equity Incentive Plan.	S-8	333-249187	99.6	October 1, 2020
10.7+	Form of Restricted Stock Unit Award Agreement under 2020 Equity Incentive Plan.	S-8	333-249187	99.7	October 1, 2020
10.8+	2020 Employee Stock Purchase Plan.	S-8	333-249187	99.8	October 1, 2020
10.9	Form of Indemnification Agreement by and between Pulmonx Corporation and each of its directors and executive officers.	S-1/A	333-248635	10.9	September 24, 2020
10.10+	Offer Letter Agreement, by and between Pulmonx Corporation and Geoffrey Beran Rose, dated December 11, 2014.	S-1/A	333-248635	10.11	September 24, 2020
10.11+	Offer Letter Agreement, by and between Pulmonx Corporation and David Lehman, dated September 15, 2020	10-K	001-39562	10.13	March 15, 2021
10.12	Office Lease, by and between Pulmonx Corporation and HCP LS Redwood City, LLC, dated September 4, 2009.	S-1/A	333-248635	10.18	September 24, 2020
10.13	First Amendment to Office Lease, by and between Pulmonx Corporation and HCP LS Redwood City, LLC, dated October 3, 2014.	S-1/A	333-248635	10.19	September 24, 2020
10.14	Second Amendment to Office Lease, by and between Pulmonx Corporation and HCP LS Redwood City, LLC, dated November 7, 2019.	S-1/A	333-248635	10.20	September 24, 2020
10.15	Sublease, by and between Pulmonx Corporation and Genomic Health, Inc., dated April 8, 2020.	S-1/A	333-248635	10.21	September 24, 2020
10.16	First Amendment to Sublease Agreement, by and between Pulmonx Corporation and Genomic Health, Inc., dated September 10, 2020.	S-1/A	333-248635	10.22	September 24, 2020
10.17	Intellectual Property Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank of Commerce, dated February 20, 2020.	S-1/A	333-248635	10.25	September 24, 2020
10.18	Note Purchase Agreement and Form of 2020 Note, by and between Pulmonx Corporation and the purchasers of the 2020 Notes, dated April 17, 2020.	S-1/A	333-248635	10.26	September 24, 2020
10.19+	Pulmonx Corporation Severance and Change in Control Plan and related participation agreement.	S-1/A	333-248635	10.27	September 28, 2020

10.20	Second Amendment and Waiver to Loan and Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank of Commerce, dated December 28, 2020.	10-Q	001-39562	10.1	May 12, 2021
10.21	Amended and Restated Loan and Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank Commerce, dated March 29, 2021.	10-Q	001-39562	10.2	May 12, 2021
10.22	First Amendment to Amended and Restated Loan and Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank of Commerce, dated June 17, 2021.	10-Q	001-39562	10.1	August 10, 2021
10.23	Second Amendment to Amended and Restated Loan and Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank of Commerce, dated October 21, 2021.	10-Q	001-39562	10.1	November 9, 2021
10.24	Third Amendment to Amended and Restated Loan and Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank of Commerce, dated October 31, 2022.	10-K	001-39562	10.27	March 1, 2023
10.25+	Pulmonx Corporation Amended and Restated Non-Employee Director Compensation Policy.	10-Q	001-39562	10.1	August 4, 2023
10.26	Second Amendment to Sublease, by and between Pulmonx Corporation and Genomic Health, Inc., dated April 18, 2023.	10-Q	001-39562	10.2	August 4, 2023
10.27+	Offer Letter, dated February 19, 2024 by and between Steven S. Williamson and Pulmonx Corporation.	10-Q	001-39562	10.2	May 3, 2024
10.28+	Offer Letter, dated March 19, 2024 by and between Mehul Joshi and Pulmonx Corporation.	10-Q	001-39562	10.1	August 2, 2024
10.29	Third Amendment to Office Lease, by and between Pulmonx Corporation and HCP LS Redwood City, LLC, dated May 17, 2024.	10-Q	001-39562	10.2	August 2, 2024
10.30	Third Amendment to Sublease, by and between Pulmonx Corporation and Genomic Health, Inc., dated May 17, 2024.	10-Q	001-39562	10.3	August 2, 2024

10.31+	Amendment to Offer Letter, dated October 2, 2024 by and between Steven S. Williamson and Pulmonx Corporation.	10-K	001-39562	10.34	February 25, 2025	
10.32	Fifth Amendment to Amended and Restated Loan and Security Agreement, by and between Pulmonx Corporation and Canadian Imperial Bank of Commerce, dated April 28, 2025.	10-Q	001-39562	10.1	August 1, 2025	
10.33+	Letter Agreement, dated October 24, 2025 by and between Steven S. Williamson and Pulmonx Corporation.	8-K	001-39562	10.1	October 21, 2025	
10.34+	Consulting Agreement dated October 24, 2025 by and between Steven S. Williamson and Pulmonx Corporation.	8-K	001-39562	10.2	October 21, 2025	
10.35+	Offer Letter, dated October 20, 2025 by and between Glendon E. French and Pulmonx Corporation.	8-K	001-39562	10.3	October 21, 2025	
10.36+	Letter Agreement, dated October 24, 2025 by and between Mehul Joshi and Pulmonx Corporation.	8-K	001-39562	10.4	October 21, 2025	
10.37+	Consulting Agreement dated October 24, 2025 by and between Mehul Joshi and Pulmonx Corporation.	8-K	001-39562	10.5	October 21, 2025	
10.38+	Offer Letter, dated October 20, 2025 by and between Derrick Sung and Pulmonx Corporation.	8-K	001-39562	10.6	October 21, 2025	
10.39+	Pulmonx Corporation Amended and Restated Non-Employee Director Compensation Policy	10-Q	001-39562	10.1	November 12, 2025	
10.40+	Pulmonx Corporation 2025 Inducement Plan	S-8	333-291752	99.1	November 24, 2025	
10.41	Forms of Notice of Stock Option Grant and Option Agreement under 2025 Inducement Plan.					X
10.42	Form of Restricted Stock Unit Award Agreement under 2025 Inducement Plan.					X
10.43	Credit Agreement and Guaranty, dated March 2, 2026, by and between the Company, as Borrower, the Guarantors thereto, and Perceptive Credit Holdings V, LP, as a Lender and the administrative agent for the Lenders.	8-K	001-39562	10.1	March 5, 2026	
10.44^	Security Agreement, dated March 2, 2026, by and among the Company and its subsidiaries and Perceptive Credit Holdings V, LP.	8-K	001-39562	10.2	March 5, 2026	

10.45	Form of Warrant (Perceptive Credit Holdings V, LP).	8-K	001-39562	10.3	March 5, 2026	
19.1	Pulmonx Corporation Insider Trading Policy	10-K	001-39562	19.1	February 25, 2025	
21.1	List of Subsidiaries of Registrant.	10-K	001-39562	21.1	February 25, 2025	
23.1	Consent of BDO USA, P.C., independent registered public accounting firm.					X
24.1	Power of Attorney (included on signature page hereto).					X
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Pulmonx Corporation Incentive Compensation Recoupment Policy.	10-K	001-39562	97.1	February 27, 2024	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					X
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

_____

\+   Indicates management contract or compensatory plan

*   The certifications attached as Exhibits 32.1 and 32.2 accompanying this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

^   Schedules and exhibits omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company will furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request. The Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules or exhibits so furnished.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on the 10th day of March, 2026.

PULMONX CORPORATION

By: /s/ Glendon E. French
_____
Glendon E. French
President, Chief Executive Officer and Director

By: /s/ Derrick Sung
_____
Derrick Sung, Ph.D.
Chief Operating Officer and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glendon E. French and Derrick Sung, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Glendon E. French Glendon E. French	President, Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2026
/s/ Derrick Sung Derrick Sung, Ph.D.	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 10, 2026
/s/ Thomas W. Burns Thomas W. Burns	Director	March 10, 2026
/s/ Richard Ferrari Richard Ferrari	Director	March 10, 2026
/s/ Daniel P. Florin Daniel P. Florin	Director	March 10, 2026
/s/ Georgia Garinois-Melenikiotou Georgia Garinois-Melenikiotou	Director	March 10, 2026
/s/ Dana G. Mead, Jr. Dana G. Mead, Jr.	Director	March 10, 2026
/s/ Tiffany Sullivan Tiffany Sullivan	Director	March 10, 2026

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